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INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE

Exhibit 99.1

            , 2014

Dear B/E Aerospace, Inc. Shareholder:

        We are pleased to inform you that on November 25, 2014, the board of directors of B/E Aerospace, Inc. ("B/E Aerospace") approved the spin-off of KLX Inc., or "KLX," a wholly-owned subsidiary of B/E Aerospace. Upon completion of the spin-off, B/E Aerospace shareholders will own 100% of the outstanding shares of common stock of KLX.

        We believe that separating KLX from B/E Aerospace so that it can operate as an independent, publicly-owned company is in the best interests of both B/E Aerospace and KLX. The spin-off will (1) permit each company to tailor its strategic plans and growth opportunities and allow management of each company to focus on such company's specific business characteristics; (2) provide each company greater flexibility in investing capital in a manner appropriate for its business strategy and facilitate a more company-specific allocation of capital; (3) provide each company increased strategic flexibility to make acquisitions, including through the use of its own stock, and form corporate alliances; and (4) provide investors in each company with a more targeted investment opportunity.

        The spin-off will be completed by way of a pro rata distribution of KLX common stock to our shareholders of record as of the close of business, Eastern time, on December 5, 2014, the spin-off record date. Each B/E Aerospace shareholder will receive one share of KLX common stock for every two shares of B/E Aerospace common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, shareholders may request that their shares of KLX common stock be transferred to a brokerage or other account at any time. No fractional shares of KLX common stock will be issued. Fractional shares of KLX common stock to which B/E Aerospace shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of KLX common stock.

        We expect your receipt of shares of KLX common stock in the distribution to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

        The distribution does not require shareholder approval, nor do you need to take any action to receive your shares of KLX common stock. Immediately following the spin-off, you will own common stock in B/E Aerospace and KLX. B/E Aerospace's common stock will continue to trade on the NASDAQ Global Select Market under the symbol "BEAV." We expect that KLX common stock will be listed on the NASDAQ Global Select Market under the symbol "KLXI."

        The enclosed information statement, which we are mailing to all B/E Aerospace shareholders, describes the spin-off in detail and contains important information about KLX, including its historical combined financial statements. We urge you to read this information statement carefully.

        We want to thank you for your continued support of B/E Aerospace. We look forward to your support of KLX in the future.

Yours sincerely,
Amin Khoury Chairman of the Board B/E Aerospace, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2014

INFORMATION STATEMENT

KLX Inc.

1300 Corporate Center Way
Wellington, Florida 33414-2105

Common Stock
(par value $0.01 per share)

        We are sending this information statement to you in connection with the separation of KLX Inc. ("KLX"), a newly-formed company, from B/E Aerospace, Inc. (collectively with its predecessors and consolidated subsidiaries, other than, for all periods following the distribution, KLX and its consolidated subsidiaries, "B/E Aerospace"), following which KLX will be an independent, publicly-owned company. As part of the separation, B/E Aerospace will undergo an internal reorganization, after which it will contribute or otherwise transfer its Consumables Management Segment businesses to KLX and complete the separation by distributing all of the shares of KLX common stock on a pro rata basis to the holders of B/E Aerospace common stock. We refer to this pro rata distribution as the "distribution" and we refer to the separation, including the internal reorganization and distribution, as the "spin-off." We expect your receipt of shares of KLX common stock in the distribution to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. Every two shares of B/E Aerospace common stock outstanding as of the close of business, Eastern time, on December 5, 2014, the record date for the distribution, will entitle the holder thereof to receive one share of KLX common stock. The distribution of shares will be made in book-entry form. B/E Aerospace will not distribute any fractional shares of KLX common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 11:59 p.m., Eastern time, on December 16, 2014. Immediately after the distribution becomes effective, we will be an independent, publicly-owned company.

        No vote or further action of B/E Aerospace shareholders is required in connection with the spin-off. We are not asking you for a proxy. B/E Aerospace shareholders will not be required to pay any consideration for the shares of KLX common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their B/E Aerospace common stock or take any other action in connection with the spin-off.

        B/E Aerospace currently owns all of the outstanding shares of KLX common stock. Accordingly, there is no current trading market for KLX common stock. We expect, however, that a limited trading market for KLX common stock, commonly known as a "when-issued" trading market, will develop beginning on or shortly before the record date for the distribution, and we expect "regular-way" trading of KLX common stock will begin the first trading day after the distribution date. We have applied for authorization to list KLX common stock on the NASDAQ Global Select Market under the ticker symbol "KLXI."

        In reviewing this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 24 of this information statement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

        The date of this information statement is        , 2014.

        This information statement was first mailed to B/E Aerospace shareholders
on or about        , 2014.

SUMMARY

        This summary highlights information contained in this information statement and provides an overview of our company, our separation from B/E Aerospace and the distribution of KLX common stock by B/E Aerospace to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under "Risk Factors" beginning on page 24 of this information statement, and our audited and unaudited historical combined financial statements, our unaudited pro forma condensed financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, "KLX," "we," "us" and "our" refer to KLX Inc. and its consolidated subsidiaries after giving effect to the internal reorganization and the distribution, and "B/E Aerospace" refers to B/E Aerospace, Inc., its predecessors and its consolidated subsidiaries, other than, for all periods following the distribution, KLX Inc. and its consolidated subsidiaries.

Our Company

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and consumables, and that we offer one of the broadest ranges of aerospace hardware and consumables and inventory management services worldwide. Through organic growth and a number of strategic acquisitions beginning in 2001, we believe we have become our industry's leading provider of aerospace fasteners, consumable products and supply chain management services. Through our global facilities network and advanced information technology systems, we offer unparalleled service to commercial airliners, business jet and defense original equipment manufacturers and their subcontractors ("OEMs"), airlines, maintenance, repair and overhaul ("MRO") operators, and fixed base operators ("FBOs"). With a large and diverse global customer base, including virtually all of the world's commercial airliners, business jet and defense OEMs, OEM subcontractors, major airlines and major MRO operators across five continents, we provide access to over one million stock keeping units ("SKUs"). We serve as a distributor for every major aerospace fastener manufacturer. In order to support our vast range of custom products and services, we have invested over $100 million in proprietary information technology ("IT") systems to create a superior technology platform. Our systems support both internal distribution processes and part attributes, along with customer services, including just-in-time ("JIT") deliveries and kitting solutions, which we believe are unmatched by any competitor. This business is operated within our Aerospace Solutions Group ("ASG") segment.

        In 2013, we initiated an expansion into the energy sector. Over the past two years we have acquired seven companies in the rapidly growing business of providing technical and logistics services and related rental equipment to oil and gas exploration and production companies. As a result, we now provide a broad range of technical solutions and equipment that brings value-added resources to a new customer base, often in remote locations. Our customers include independent and major oil and gas companies that are engaged in the exploration and production ("E&P") and development of oil and gas properties in North America, including in the Northeast (Marcellus and Utica Shale), Rocky Mountains (Bakken and Piceance Basins), Southwest (Permian Basin and Eagle Ford) and Mid-Continent. This business is operated within our Energy Services Group ("ESG") segment.

        The charts below illustrate the breakdown of our segment revenues for the year ended December 31, 2013 on an actual and pro forma basis to account for acquisitions through June 30, 2014.

*
For the year ended December 31, 2013, we reported revenue of $1.3 billion. On a pro forma basis to give effect to acquisitions through June 30, 2014 as if they had been completed January 1, 2013, pro forma revenues for 2013 would have been $1.6 billion.

        Our ASG segment has maintained strong, collaborative, long-standing relationships with its customers. As a result of our operational and information technology systems, we have historically been able to ship approximately 60% of our orders within 24 hours of receipt of the order. Our seasoned purchasing and sales teams, coupled with state-of-the-art IT and automated parts retrieval systems, help us to sustain our reputation for rapid, on-time delivery.

        ASG sells fasteners and other consumable products to over 4,700 customers throughout the world. Its top five customers in 2013 collectively accounted for approximately 35% of ASG's 2013 revenues.

        ESG has over 120 master services agreements ("MSAs") with customers, including substantially all of the major, regional and independent E&P companies in North America. Its top five customers collectively represented approximately 41% of ESG's 2013 revenues on a pro forma basis to account for acquisitions through June 30, 2014 (approximately 45% on an actual basis).

        Our management team has extensive industry experience and company tenure. Our executive officers have an average of more than 20 years in the aerospace consumables or energy technical services industries.

Industry Overview

Aerospace Solutions Group

        According to Stax, the global market for C-class aerospace parts, which includes hardware, bearings, electronic components and machined parts for both commercial and military customers, was approximately $6.5 billion in 2010. This market is generally segmented by end customer or sales channel. Based on industry sources, we estimate that during 2013 the market for the products and services provided by ASG was approximately $4.7 billion; of this amount, we estimate that approximately 34% or $1.6 billion is served by the manufacturers of these products directly to the end customers and approximately 66% or $3.1 billion is served by stocking distributors such as ASG.

        We believe that there is a direct relationship between demand for fasteners and other consumable products and airliner fleet size, aircraft utilization and aircraft age, as well as the new aircraft production rates. All aircraft must be serviced at prescribed intervals, which drives aftermarket demand for aerospace fasteners and consumable products. ASG generated approximately 40% of its 2013 revenues from aftermarket sales to support the in-service fleet of commercial aircraft, business jets and the global fleet of military aircraft. Historically, aerospace fastener and consumable products revenues have been derived from the following sources:

  •
  Support for commercial, business jet and military aircraft OEMs;

  •
  Mandated maintenance and replacement of specified parts;

  •
  Support for commercial aircraft, business jet and defense subcontractors, most of which tend to purchase through distributors; and

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  Demand for structural modifications, cabin interior modifications and passenger-to-freighter conversions.

        In addition, suppliers in the aerospace, defense and related industries increasingly rely on companies such as ASG to provide a customized single point of contact for inventory management, customized invoicing, automated forecasting and usage monitoring, centralized communications and tracking across their broad and varied supply base.

        Since 2010, as the global economy began to recover from recession, increased passenger traffic volumes and the return to profitability of the global airline industry have created significant demand for commercial aircraft. The Airline Monitor forecasts a 2014 global passenger traffic increase of approximately 5.4% and projects long-term growth at an approximate compounded annual growth rate ("CAGR") of 5.7% during the 2013-2028 period. The International Air Transport Association ("IATA") expects global airline profits to improve to $18.0 billion in 2014, or 70% higher than 2013, marking the global airline industry's fifth consecutive year of profitability.

        Many airlines deferred the replacement of a large number of aging aircraft over the 2008-2011 period. This, combined with recent more efficient new aircraft introductions, the growing requirements for more aircraft to support the projected long-term traffic growth, high fuel costs and the low cost of financing new aircraft drove the global airline industry to place record orders for new aircraft. Backlogs at Airbus S.A.S. ("Airbus") and The Boeing Company ("Boeing") stood at record levels of approximately 5,546 and 5,237, respectively, at June 30, 2014. They have reported that they each have an approximate eight-year backlog. As a result, most industry analysts believe the outlook for new aircraft deliveries will be strong for the foreseeable future, which bodes well for ASG.

        Through 2011, approximately 16% of our revenues were derived from support for military aircraft. Defense spending has historically been driven by the timing of military aircraft orders and evolving government strategies and policies. We also support military aircraft MRO providers. Defense spending began to decline in 2012 as the U.S. government implemented its sequestration program. As a result, we have seen demand from our military and defense customers decline from peak levels experienced prior to 2012 of approximately 16% of total ASG revenues to approximately 14% of 2013 revenues.

        Other factors expected to affect the industries served by ASG include long-term growth in worldwide fleet of passenger aircraft, an increase in the size of the existing installed base, aging of existing fleet, and an expected improvement in the business jet market.

Energy Services Group

        The services and equipment we provide to our customers in the energy sector include wireline services, fishing (retrieval) services and equipment, pressure control and rental equipment such as frac stacks, accommodations and surface rentals and other related components. According to Spears & Associates, the market for providers of technical and logistics services and related rental equipment and other similar products and services to the oil and gas industry in North America is valued at approximately $15 billion, and growing at approximately 10% annually.

        Demand for our technical services and products is determined by the number of oil and gas wells drilled and completed each year, and the level of production / work over activity in North America on existing wells.

  •
  With 223 billion barrels of technically recoverable shale oil reserves and 2,431 trillion cubic feet of recoverable shale gas reserves contained within the United States, combined with the United States' long term goal of energy independence, E&P activity in North America has been, and is expected, to remain strong. Furthermore, any significant increase in natural gas prices is expected to expand natural gas development activity and to expand the market for our services.

  •
  Almost all E&P companies rent or lease the equipment and services required by them to drill wells and maintain production. Drilling and completion activities require numerous products and services from time to time on an "as needed" basis.

  •
  The decline of conventional North American oil and natural gas reservoirs, together with the development of new recovery technologies, is leading to a shift toward the drilling and development of onshore unconventional oil and natural gas resources that require more wells to be drilled and maintained. We believe the increased drilling requirements of these unconventional resources will lead to continued drilling activity.

  •
  Technologically driven breakthroughs, including (i) continued drilling activity supported by unconventional resources, (ii) the expanding use of horizontal drilling techniques, and (iii) longer lateral lengths and increasing number of stages per well, have all created growing demand for technical services and products to support these advanced drilling activities, much of which are in remote areas with harsh environments.

  •
  The increasing complexity of technology used in the oil and natural gas development process requires additional technicians on location during drilling and, therefore, additional workforce accommodations. In particular, the increasing trend of pursuing horizontal and directional wells as opposed to vertical wells requires additional expertise on location and, typically, longer drilling times. In some cases, up to six to nine workforce accommodation units are used during a drilling project, an increase over traditional utilization levels.

        We believe that ESG offers services and products which create value for our customers by reducing their exposure to non-productive time ("NPT") during the drilling and production phases. We provide equipment and services that assist our customers with increasing the permeability of the reservoir. We provide specialized experts and equipment to locate and remove blockages or lost equipment from the reservoir that impede drilling or production operations. We also provide accommodations and associated surface rentals such as portable light towers, generators, and pumping systems, in remote drilling sites, thereby facilitating more efficient staffing of the drilling and production activities.

        Other factors expected to affect the industry served by our ESG segment include:

        Higher Demand for Natural Gas in the United States.    We believe that natural gas will be in high demand in the United States over the next several years because of its growing popularity as a cleaner burning fuel. Additionally, according to the International Energy Agency's 2014 World Energy Outlook, North America has been at the center of the surge in global investment in recent years and will remain the region with the largest oil and gas investment requirement until 2035.

        Increasing Focus on Working Conditions and Safety.    Due to the increase in rig count and the corresponding increase in demand for labor in the oil and gas industry, our customers continue to attempt to improve living and working conditions at the wellsite to help retain employees. We believe our workforce accommodations solutions and associated surface rentals for crew quarters contribute to improved living and working conditions at the wellsite. Our customers also continue to enhance their safety procedures to help reduce injuries and to help ensure compliance with more stringent regulatory requirements.

        Continued Outsourcing of Ancillary Services.    Some of the services we provide have been historically handled by drilling contractors themselves. In many instances, these services are only ancillary to the primary activity of drilling and completing wells and represent only a minor portion of the total well drilling cost. Many drilling contractors are increasingly electing to outsource these services to suppliers who can provide high-quality and reliable services.

Our Competitive Strengths

Aerospace Solutions Group

        With a deep understanding of our customers' needs and goals, we believe that we have a strong competitive position attributable to a number of factors, including the following:

        Unmatched Depth and Breadth of Products and Services.    We provide a comprehensive line of products and services to a broad global customer base. We offer the broadest and deepest product portfolio in the world with over one million SKUs valued at over $1 billion. We are an authorized distributor for more than 200 manufacturers, including every major aerospace fastener manufacturer, and offer products for more than 3,000 other manufacturers. Through the combination of our value-added services and unmatched depth and breadth of our inventory, we offer our aerospace customers a compelling value proposition. Our services can significantly improve on-time delivery performance, enabling our customers to reduce their inventory and total acquisition cost, while at the same time decreasing the frequency of production interruptions caused by part shortages. Due to the high levels of precision and engineering standards in the aerospace industry, our customers must ensure the highest levels of quality assurance which is provided by our rigorous quality control processes. We track quality in a number of ways via quality process review, quality objectives review, process performance and product conformity, and internal and external audits, and we report on our results and necessary corrective actions in regular meetings with our dedicated quality control staff. We have been granted Quality Assurance Inspection Authority by our customers and are authorized by the Federal Aviation Administration (the "FAA") and Honeywell International Inc. ("Honeywell") to ship our products directly where they are needed for efficiency and accuracy. We meet certain ISO and FAA standards in order to fulfill customer and contractual obligations; no product is sold by us without a certificate of compliance. While our wide array of value-added services aids in developing and maintaining strong customer relationships, we believe our broad product and services offering and large customer base make us less vulnerable to the loss of any one customer or program.

        Premier Technology and Logistics Platform.    We believe we have unrivaled management information systems for optimal execution of customer orders. We have invested over $100 million in our proprietary IT systems to create a superior technology platform. We book approximately 16,000 orders daily and manage 750,000 customer bins with greater than 99% on-time delivery. Our information technology systems and highly refined automated parts retrieval systems allow us to ship approximately 60% of orders placed within 24 hours of receipt.

        Industry Leading Customer Satisfaction.    We believe we provide outstanding customer service. Customer recognition awards for 2013 included, among others: Supplier of the Year at Aviation Partners Boeing (third consecutive year), Elite Supplier Award at Korean Aviation Industry, Silver Supplier Award at Erickson, Best Supplier Award at ANA, Supplier Responsiveness Award at Nordam Group and Platinum Supplier Award at SIA Engineering Company.

        Long-standing Customer Partnerships.    Through the unmatched depth and breadth of our products and services offering, consistent on-time delivery and focus on operational excellence and customer service, we have successfully developed long-standing partnerships with several of our top

ASG customers. The average length of our partnership with our top ten customers, based on expected revenues for 2014, is approximately ten years. Additionally, during the year ended December 31, 2013, we renewed or extended over 200 existing long term agreements ("LTAs") with our customers.

        Exposure to International Markets with a Balanced, Global Footprint.    We are a leading global provider of aerospace fasteners and other consumables and of logistics services to the airline and aerospace industries, serving a diverse worldwide customer base of over 4,700 customers that includes all major commercial, business jet and military OEMs, aftermarket MRO providers and airlines. In 2013, 57% of ASG's revenue was derived from North America, 28% from Europe and 15% in the rest of the world, which is primarily comprised of Asia, the Pacific Rim, and the Middle East. We serve our ASG customers with sales, marketing, customer service and program management specialists in 60 countries globally. We believe that our geographic diversification makes us less susceptible to a downturn in a specific geographic region and allows us to take advantage of regional growth trends.

Energy Services Group

        Strong Footprint in Key Energy Producing Geographies.    Following a series of acquisitions completed in 2013 and 2014, we now provide a comprehensive range of technical services and associated rental equipment to North American E&P businesses that operate in geographies with strong drilling and production economics. We have established business presence in the Bakken formation of North Dakota, Permian Basin, Eagle Ford, Haynesville, Marcellus and Utica Shales, Piceance Basin, Mid-Continent, Oklahoma, and other key energy-producing geographies. Our operations service Arkansas, Colorado, Louisiana, New Mexico, New York, North Dakota, Ohio, Oklahoma, Montana, Pennsylvania, Texas, Utah, West Virginia and Wyoming. According to the U.S. Energy Information Administration, these states account for approximately 78% of U.S. on-shore oil production and 84% of U.S. on-shore natural gas withdrawals. We believe ESG will best serve its customers, and therefore our stockholders, by maintaining a focus on domestic oil and natural gas production areas that include both the highest concentrations of existing hydrocarbons and the largest prospective acreage for new drilling activity. We believe our well-developed geographic presence, together with our mission of being a best-in-class leading provider of our specialized services and products, provides ESG with a competitive advantage. Further, we believe our thoughtful geographic presence and carefully selected range of services and products positions our business to generate superior returns on assets deployed.

        24/7 Availability of Just-in-Time Services.    Our experienced industry professionals are available 24 hours a day, seven days a week to respond to customer needs, which has helped to differentiate us from many of our competitors. We specialize in just-in-time support for customers facing critical and time-sensitive operating issues in well drilling or production, leveraging our technical expertise to resolve issues encountered by our E&P customers. As an example, we are often called to wellsites in order to remove obstructions that impede drilling activities or reduce the flow of fluids and gases, often in remote locations and under harsh conditions. These obstructions could be as far as two miles or more from the wellsite. These technical services almost always require the use of various tools or equipment from our large and growing portfolio of specialized rental equipment.

        Vast Range of High Quality Equipment.    We supply a vast range of drilling and completion rental tools and equipment for a variety of onshore services, including well stimulation and completion, wirelines for access to the well bore, fishing intervention at the wellsite, and pressure control. We routinely refurbish and recertify our equipment to maintain the quality of our service and to provide a safe working environment for our personnel. For this purpose, we maintain dedicated on-site remanufacturing shops in several of our operations facilities.

        Experienced Management Team with Proven Track Records.    Our ESG management team has an average of more than 20 years of industry experience, having served as key managers in various energy service companies, including some of the largest energy service companies in the world. Through their collective expertise, we have developed a Houston, Texas-based group of industry experts responsible for maintaining a unified infrastructure to support our operations through standardized safety environmental, maintenance processes and controls and financial and accounting policies and procedures.

        Extensive Local Market Knowledge.    We operate on a geographic basis with technical sales and product line management personnel to support the geographic leaders. As a result, our regional managers are responsible for operational execution including cost control, policy compliance and training and other aspects of quality control. With the majority of our regional managers having over 15 years of industry experience, each regional manager has extensive knowledge of the customer base, job requirements and working conditions in each local market. Our product-line managers are directly responsible for asset management, customer relationships, execution of the services provided, personnel management, technology, accident prevention and equipment maintenance, all of which are key drivers of our operating profitability. This management structure allows us to monitor operating performance on a daily basis, maintain financial, accounting and asset management controls, prepare timely financial reports and manage contractual risk.

        Standardized, Young Fleets of Specialized and Certified Equipment Create Competitive Advantages.    Through the use of newly-acquired specialized and certified equipment, we believe we are able to create a number of competitive advantages, including:

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  training and operational efficiencies arising from a skilled workforce that is trained using the same equipment and procedures, thereby increasing their familiarity with operating and troubleshooting the units and facilitating a common training platform throughout our business;

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  efficient maintenance due to standardized parts and components, and a reduction in equipment-driven failures due to the young age of our equipment rental portfolio; and

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  higher levels of employee retention; skilled operators generally prefer to work with newer equipment which facilitates better job performance, and therefore their overall compensation.

        We believe having newer, well maintained equipment provides companies such as ours with an advantage in employee development and retention in tight employment markets such as the oil field services sector.

        Strong Safety Culture Creates Competitive Advantages and Barriers to Entry.    Safety in our ESG segment is driven top-down. All safety-related incidents are reviewed by senior management and appropriate corrective actions are taken as necessary. We conduct standardized safety and orientation training for new employees, monthly safety meetings and annual safety trainings, which are tailored to address any unique requirements of our various product and service offerings. Safety requirements for MSAs with our customers must be reviewed and verified annually. Compliance with the safety requirements set forth by the major oil companies typically requires suppliers to maintain an effective, dedicated health, safety and environment ("HSE") function. Complying with these requirements is expensive to establish, implement and maintain. Our Vice President—HSE has more than 20 years of industry experience and acts as our in-house expert on applicable HSE requirements, developing and maintaining segment-wide policies and procedures at the recently acquired companies and monitoring compliance with our MSAs. We are aligning our policies and procedures and adopting best practices as recommended by our advisors, Leggette, Brashears & Graham, Inc., an independent HSE consulting firm, and representatives from our insurance carrier. Our HSE compliance is also monitored by a third party ("ISN"), an independent, for-profit provider of an online contractor management database. ISN collects health and safety, procurement, quality and regulatory information such as HSE policies and procedures, incident logs, safety meetings, and training information. Maintaining an adequate rating with ISN is a key requirement in order to work for many of our customers. We believe some of the companies we compete against lack the infrastructure and financial resources to provide an effective safety program, thereby providing ESG with a competitive advantage and a further barrier to entry.

Our Business Strategy

Aerospace Solutions Group

        Our business strategy is to maintain a leadership position and to best serve our customers by:

        Continued Focus on Operational Excellence and Maintenance of Market Leadership.    We have built strong relationships with our existing ASG customers and suppliers through a relentless focus on operational excellence. We intend to continue providing our customers with best-in-class on-time delivery performance and quality assurance. We also intend to continue investing in our integrated, highly customized IT systems and process automation technologies. We believe that by focusing on operational excellence, we will be able to further improve our already high customer satisfaction, our industry-leading operating metrics and our global market leading position in this industry.

        Winning New Business from Existing Aerospace Consumables Customers.    We will continue our strategy of expanding our relationships with existing ASG customers by transitioning them to our JIT and kitting supply chain management services as well as expanding our programs to include additional customer sites and SKUs. We are a key partner supplying fasteners and consumables to support the launch of new aircraft programs. We will continue to support our customers in the launch of new aircraft programs by introducing new supply chain solutions that minimize costs, improve productivity, lower inventory investment and ensure a seamless supply of parts for production and aftermarket support. In addition, we have expanded, and expect to continue to expand, our product offerings with existing customers. We believe we create value for our customers through our industry leading on-time delivery capabilities, our continuous focus on quality, our global sourcing capabilities and our ability to get the parts where they need to be when the customer needs them. In doing so, we offer a competitive value proposition by reducing our customers' investments in working capital and ensuring that our customers' state-of-the art production systems are properly supported throughout their production processes. We believe we will be rewarded by our customers with incremental business as a result of delivering our high quality services, as promised, where they want it, when they want it and for a lower total acquisition cost.

        As an example, we first began supplying consumables and other products for a portion of one division of United Technologies Corporation ("UTC") in 2004. Over time, we have substantially expanded our relationship with UTC and been awarded significantly larger portions of UTC's consumables spending. While we have served certain business units of UTC over the past ten years, we did not operate under a corporate-wide LTA. In December 2013, we expanded the scope and length of our LTA, valued at approximately $950 million, to support a number of UTC's aerospace and defense operations, including UTC Aerospace Systems, Sikorsky, and Pratt & Whitney through 2022.

        Expanding our Customer Base.    We believe that our services and capabilities are attractive to potential new ASG customers and we plan to expand our customer base. For example, we have succeeded in winning business after competitors were unable to meet customer service level requirements and after customers outsourced work that was previously performed internally. Historically, we have focused our activities on the major OEMs and their subcontractors, but we believe there is a significant opportunity to expand our commercial MRO presence and that we can have a greater overall presence in the commercial airline maintenance market.

        Further Expansion into International Markets.    We have established a presence in international locations such as the United Arab Emirates, Australia, China, Singapore, India, Germany, Mexico and Italy to support new and existing ASG customers. We will continue our international expansion efforts to more effectively serve our existing customer base and to reach new customers, as the manufacture of aircraft and aircraft structures continues to become more global and interconnected. We believe that we mitigate many of the risks associated with international expansion by entering into customer contracts before we establish a new stocking facility. We believe the depth and breadth of product offerings and our logistics capabilities allow us to initially serve customers from our central warehouses, without providing on site inventories and personnel. This allows us to explore new business opportunities with minimum initial investments, allowing us to demonstrate our capabilities and the value of our services over time, prior to making significant site-specific investments. Smaller competitors without resources similar to ours are unable to do so and either must pass on these opportunities or make substantial upfront investments to try to win the business, thereby increasing the amount of risk prior to winning an LTA.

        Selectively Pursuing Strategic Acquisitions.    Our industry is fragmented and we believe that there are opportunities for continued consolidation. In January 2012, we acquired UFC Aerospace Corp. ("UFC"), a leading provider of complex supply chain management and inventory logistics solutions. In July 2012, we acquired Interturbine Projekt Management GmbH ("Interturbine"), a provider of material management logistical services to global airlines and MRO providers. We believe that we are well positioned to expand our product offering and geographical footprint through strategic acquisitions. Consistent with this strategy, we continue to evaluate potential acquisition opportunities for ASG. We seek to manage liability, integration and other risks associated with acquisitions through due diligence, favorable acquisition contracts and careful planning and execution of the integration of the acquired businesses.

Energy Services Group

        Our business strategy is to develop a leadership position in a niche of the technical services and related equipment rental for the North American onshore energy sector and to best serve our customers by:

        Extending our Services and Product Line Offerings in Each Geographical Area.    We believe we have built strong relationships with our existing ESG customers by offering a broad range of quality services and products in a safe, competent and consistent manner on a 24 hours a day, seven days a week availability basis. Through the seven acquisitions completed since August 2013, we have assembled an impressive portfolio of products, services and capabilities covering the key oil and gas geographies. Following each acquisition, we have increased capital spending to address unmet customer demand while focusing on customer service, quality of service and safety.

        Pursuing Acquisition Opportunities that Meet Our Disciplined Acquisition Criteria.    We expect to leverage our existing position in the energy services industry by strategically deploying capital to accelerate our revenue and earnings growth rates through acquisitions. We intend to pursue strategic opportunities in the highly fragmented and growing market for high quality providers of technical and logistic services and associated rental equipment. We believe that we are well positioned to expand our geographical footprint in North America as well as to expand our services and product offerings through both capital investment and strategic acquisitions to address our customers' needs, enhance the breadth and quality of our services and assets and to help to further improve stockholder value.

        Develop Market Leadership in Niche Sectors Through Operational Excellence.    Our customers are increasingly sophisticated consumers of the services we seek to provide. They require, among other things, standardized procedures and equipment, as well as health and safety practices that can be counted upon on a just-in-time basis. We compete against a large number of smaller, regional businesses who may not have either the capital investment capacity to offer the range of up-to-date equipment that we do across multiple wells and multiple geographies, nor the database and operating practices to meet the current HSE requirements. We compete based upon being a best-in-class leading provider of specialized services delivered on a consistent basis for both local customers and larger, multi-region oil & gas companies.

Growth Opportunities

Aerospace Solutions Group

        We believe that our ASG segment will benefit from the following industry trends:

        Growing Worldwide Fleet Creates Demand for Aftermarket Services and Products.    The worldwide fleet of commercial airliners is expected to continue to grow over the long-term, reflecting the expected growth in passenger travel over the 2014 through 2028 period. The size of the worldwide fleet is important to us since the proper maintenance of the fleet generates ongoing demand for spare parts, including fasteners and other consumables products, to support the active fleets of commercial aircraft, business jets and military aircraft. For the years ended December 31, 2013 and 2012, approximately 40% and 35%, respectively, of ASG's revenues were derived from the aftermarket. In addition, aftermarket revenues are generally driven by aircraft usage, and as such, have historically tended to recover more quickly than revenues from OEM production.

        Opportunity to Substantially Expand our Addressable Aerospace Consumables Markets.    Our ASG segment leverages our key strengths, including marketing and service relationships with most of the world's airlines, commercial aircraft OEMs and their suppliers, business jet OEMs and their suppliers, MRO providers and the military. Nearly 40% of ASG's demand is generated by the aftermarket. As a result, demand for aerospace hardware, fasteners, bearings, seals, gaskets, lighting products, electrical components and other consumables is expected to increase over time as the fleet expands and ages. The aerospace and military OEMs are increasingly outsourcing to subcontract manufacturers, which benefits distributors such as ASG, as many of these subcontractors tend to purchase through distributors. In addition, aerospace manufacturers, airlines, MRO providers and suppliers are increasingly seeking companies such as ASG to provide a customized single point of contact for inventory management, automated forecasting and usage monitoring, centralized communications and tracking across their supply base.

Energy Services Group

        We believe that our ESG segment will benefit from the following industry trends:

        Large, Highly Fragmented and Rapidly Growing Energy Technical Services Market.    Recent shale gas and oil discoveries and new methods of extraction have uncovered vast untapped oil and gas reserves in North America, contributed to a drilling boom and created demand for products and services to support advanced drilling activities, most of which are in remote areas with harsh environments. Currently, there are 24 states with land based drilling activity and, according to Spears & Associates, the market for providers of technical and logistics services and related rental equipment and other similar products and services to the oil and gas industry in North America is valued at approximately $15 billion, and growing at approximately 10% annually. This market segment is highly fragmented with hundreds of small companies providing technical and logistics services and related rental equipment to E&P companies. With our entry into this market through several strategic acquisitions, we are providing high quality services and products to remote drilling sites using our manufacturing, certification, IT and logistics capabilities to prepare for deployment and store, locate and deliver equipment and services as needed by our customers.

        Acquisition Opportunities.    The highly fragmented and growing oilfield technical services, equipment rental, and logistics and services industry offers numerous acquisition opportunities to expand our existing product and service offerings in the various geographies in which we currently operate. In addition, we believe we can grow organically both through product line expansions in each of the key geographies in which we are currently operating and through geographic expansions into other emerging markets within North America.

Other Information

        KLX started operations in 1974 as M&M Aerospace Hardware ("M&M"). B/E Aerospace acquired M&M in 2001. Our headquarters are located at 1300 Corporate Center Way, Suite 200, Wellington, Florida. Our telephone number is (561) 383-5100. Our website address is www.klx.com. Information contained on, or connected to, our website or B/E Aerospace's website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

The Spin-Off

Overview

        On November 25, 2014, the board of directors of B/E Aerospace approved the spin-off of KLX from B/E Aerospace, following which KLX will be an independent, publicly-owned company.

        Before our spin-off from B/E Aerospace, we will enter into a Separation and Distribution Agreement, and several other agreements with B/E Aerospace related to the spin-off. These agreements will govern the relationship between us and B/E Aerospace after completion of the spin-off and provide for the allocation between us and B/E Aerospace of various assets, liabilities and obligations (including employee benefits, information technology, insurance and tax-related assets and liabilities). See "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off."

        We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1.2 billion by an issuance of 5.875% senior unsecured notes due 2022 in an exempt offering that we priced on November 21, 2014. We expect to close this offering of senior unsecured notes on or about December 8, 2014. On the closing date, we will enter into an indenture governing the terms of the senior unsecured notes and the gross proceeds will be deposited into an escrow account pending consummation of the spin-off. We estimate that the net proceeds from this offering after transaction costs will be approximately $1,179 million, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million. B/E Aerospace will use the funds so received, together with funds B/E Aerospace expects to raise through new borrowing, to retire all or substantially all of B/E Aerospace's existing indebtedness and pay related fees and expenses. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. B/E Aerospace's board of directors has determined that this will result in each company being capitalized in a manner that is most appropriate given its particular business, strategy and cash flow profile.

        The distribution of KLX common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, B/E Aerospace has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of B/E Aerospace determines, in its sole discretion, that the spin-off is not in the best interests of B/E Aerospace or its shareholders, or that it is not advisable for KLX to separate from B/E Aerospace. See "The Spin-Off—Conditions to the Spin-Off."

Questions and Answers about the Spin-Off

        The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see "The Spin-Off."

Q:
What is the spin-off?

A:
The spin-off is the method by which KLX Inc. ("KLX" or the "Company") will separate from B/E Aerospace. To complete the spin-off, B/E Aerospace will distribute to its shareholders all of the shares of KLX common stock. We refer to this as the distribution. Following the spin-off, KLX will be a separate company from B/E Aerospace, and B/E Aerospace will not retain any ownership interest in KLX. The number of shares of B/E Aerospace common stock you own will not change as a result of the spin-off.

Q:
What is KLX?

A:
KLX is a wholly-owned direct subsidiary of B/E Aerospace whose shares will be distributed to B/E Aerospace shareholders if we complete the spin-off. After we complete the spin-off, KLX will be a public company and we will continue operations as a distributor and value-added service provider of aerospace fasteners and consumables. KLX will also continue providing technical and logistics services and associated rental equipment to oil and gas exploration and production companies in the energy sector.

Q:
What will I receive in the spin-off?

A:
As a holder of B/E Aerospace common stock, you will retain your B/E Aerospace shares and will receive one share of KLX common stock for every two shares of B/E Aerospace common stock you own as of the record date. Your proportionate interest in B/E Aerospace will not change as a result of the spin-off. For a more detailed description, see "The Spin-Off."

Q:
When is the record date for the distribution?

A:
The record date will be the close of business of the NASDAQ Global Select Market ("NASDAQ") on December 5, 2014.

Q:
When will the distribution occur?

A:
The distribution date of the spin-off is December 16, 2014. KLX expects that it will take the distribution agent, acting on behalf of B/E Aerospace, up to one week after the distribution date to fully distribute the shares of KLX common stock to B/E Aerospace shareholders. The ability to trade KLX shares will not be affected during that time.

Q:
What are the reasons for and benefits of separating KLX from B/E Aerospace?

A:
B/E Aerospace believes the spin-off will provide a number of benefits, including:

•
the spin-off will permit each company to tailor its strategic plans and growth opportunities and allow management of each company to focus on such company's specific business characteristics;

•
the spin-off will provide each company greater flexibility in investing capital in a manner appropriate for its business strategy and facilitate a more company-specific allocation of capital;

•
the spin-off will provide each company increased strategic flexibility to make acquisitions, including through the use of its own stock, and form corporate alliances; and

•
the spin-off will provide investors in each company with a more targeted investment opportunity.

For a more detailed discussion of the reasons for the spin-off, see "The Spin-Off—Reasons for the Spin-Off."

Q:
What are the risks associated with the spin-off?

A:
An investment in KLX common stock is subject to both general and specific risks relating to our ASG and ESG businesses and the industries in which they operate, our business in general, the spin-off and ownership of KLX common stock.

Risks relating to the spin-off include the risk that we may not achieve some or all of the expected benefits of the spin off; the risk that we incur greater costs as an independent company than we did when we were a part of B/E Aerospace or that we have difficulty meeting our capital needs due to the loss of financial support from B/E Aerospace; and the risk we and/or B/E Aerospace and the B/E Aerospace shareholders become subject to significant tax liabilities because the distribution fails to qualify for its intended tax-free treatment.

Risks relating to the ownership of KLX common stock include the risk that an active trading market for our common stock may not develop or be sustained after the spin-off; the risk that the price of our common stock fluctuates significantly following the spin-off or substantial sales of our common stock occur in connection with the spin-off; and the risk that certain provisions in our amended and restated certificate of incorporation and bylaws, certain provisions of Delaware law and our agreements with B/E Aerospace may prevent or delay an acquisition of our Company or other strategic transactions.

The above list of risk factors is not exhaustive. Please read the information in the section entitled "Risk Factors" starting on page 24 for a more thorough description of these and other risks.

Q:
Can B/E Aerospace decide to cancel the spin-off even if all the conditions to the spin-off have been satisfied?

A:
B/E Aerospace has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of B/E Aerospace determines, in its sole discretion, that the spin-off is not in the best interests of B/E Aerospace or its shareholders, or that it is not advisable for us to separate from B/E Aerospace.

Q:
What is being distributed in the spin-off?

A:
Approximately 52,652,752 shares of KLX common stock will be distributed in the spin-off, based on the number of shares of B/E Aerospace common stock expected to be outstanding as of the record date. The actual number of shares of KLX common stock to be distributed will be calculated on December 5, 2014, the record date. The shares of KLX common stock to be distributed by B/E Aerospace will constitute all of the issued and outstanding shares of KLX common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock—Common Stock."

Q:
What do I have to do to participate in the spin-off?

A:
You do not need to take any action, although we urge you to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of KLX common stock. You will not be required to pay anything for the new shares or to surrender any shares of B/E Aerospace common stock to participate in the spin-off.

Q:
How will fractional shares be treated in the spin-off?

A:
Fractional shares of KLX common stock will not be distributed. Fractional shares of KLX common stock to which B/E Aerospace shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of B/E Aerospace or KLX, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of KLX common stock. See "The Spin-Off—Treatment of Fractional Shares" for a more detailed explanation.

Q:
How will the spin-off affect equity awards held by B/E Aerospace employees?

A:
We will establish a separate KLX stock and incentive cash compensation plan, effective as of or shortly before the spin-off. Generally, we anticipate that the outstanding B/E Aerospace equity awards held by employees who will transfer employment to KLX will be assumed by KLX and converted to equity awards with respect to KLX common stock and the outstanding B/E Aerospace equity awards held by employees who will continue employment with B/E Aerospace will remain equity awards with respect to B/E Aerospace common stock and will be equitably adjusted. Each time-based vesting B/E Aerospace equity award will be subject to the same terms and conditions as were in effect prior to the distribution. Performance-based vesting equity awards will also be assumed and converted or adjusted in the same manner as described above, and will remain subject to the same terms and conditions as were in effect prior to the distribution, except that performance goals for any portion of the performance period after the distribution will be set by the KLX Compensation Committee for employees transferring to KLX and by the B/E Aerospace Compensation Committee for employees continuing employment with B/E. All outstanding equity awards held by Amin Khoury will be treated as though Mr. Khoury were solely an employee of B/E Aerospace following the distribution.

For more information on the treatment of equity awards, see "The Spin-Off—Treatment of Equity Awards."

Q:
What are the U.S. federal income tax consequences of the distribution to B/E Aerospace shareholders?

A:
The distribution is conditioned upon, among other matters, B/E Aerospace's receipt of an opinion of Shearman & Sterling LLP, which shall remain in full force and effect at the time of distribution, to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended ("Code"), and such opinion shall be in form and substance satisfactory to B/E Aerospace, in its sole discretion.

B/E Aerospace expects to receive an opinion from Shearman & Sterling LLP to the effect that the distribution, together with certain related transactions, will so qualify. Accordingly, and so long as the distribution so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of KLX common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the tax opinion and the potential U.S. federal income tax consequences to you of the distribution, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement.

Q:
How will I determine the tax basis I will have in the KLX common stock I receive in the distribution?

A:
Generally, for U.S. federal income tax purposes, your aggregate basis in the common stock you hold in B/E Aerospace and the KLX common stock received in the distribution (including any fractional shares in KLX common stock for which cash is received) will equal the aggregate basis of B/E Aerospace common stock held by you immediately before the distribution. This aggregate basis should be allocated between your B/E Aerospace common stock and the KLX common stock you receive in the distribution (including any fractional shares of KLX common stock for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased B/E Aerospace common stock on different dates or at different prices) and regarding any particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Q:
Will the KLX common stock be listed on a stock exchange?

A:
Yes. Although there is no current public market for KLX common stock, KLX has applied for authorization to list its common stock on NASDAQ under the symbol "KLXI." We anticipate that trading of KLX common stock will commence on a "when-issued" basis beginning on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading of KLX common stock will end and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See "The Spin-Off—Trading Market for Our Common Stock" for more information.

Q:
Will my shares of B/E Aerospace common stock continue to trade?

A:
Yes. B/E Aerospace common stock will continue to be listed and trade on NASDAQ under the symbol "BEAV."

Q:
If I sell, on or before the distribution date, shares of B/E Aerospace common stock that I held on the record date, am I still entitled to receive shares of KLX common stock distributable with respect to the shares of B/E Aerospace common stock I sold?

A:
Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, B/E Aerospace's common stock will begin to trade in two markets on NASDAQ: a "regular-way" market and an "ex-distribution" market. If you are a holder of record of shares of B/E Aerospace common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive shares of KLX common stock in connection with the spin-off. However, if you are a holder of record of shares of B/E Aerospace common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will not be selling the right to receive shares of KLX common stock in connection with the spin-off and you will still receive shares of KLX common stock.

Q:
Will the spin-off affect the trading price of my B/E Aerospace stock?

A:
Yes, we expect the trading price of shares of B/E Aerospace common stock immediately following the distribution will be lower than immediately prior to the distribution because it will no longer reflect the value of B/E Aerospace's aerospace consumables and energy technical services business. However, we cannot provide you with any assurance as to the price at which the B/E Aerospace shares will trade following the spin-off.

Q:
What are the financing plans for KLX?

A:
We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1.2 billion by an issuance of senior unsecured notes, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million after transaction costs. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. We also expect to establish a $500 million secured revolving credit facility for general corporate purposes, none of which is expected to be outstanding on the distribution date.

Q:
What will the relationship be between B/E Aerospace and KLX after the spin-off?

A:
Following the spin-off, KLX will be an independent, publicly-owned company and B/E Aerospace will have no continuing stock ownership interest in KLX. In conjunction with the spin-off, KLX will have entered into a Separation and Distribution Agreement and several other agreements with B/E Aerospace for the purpose of allocating between KLX and B/E Aerospace various assets, liabilities and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also govern KLX's relationship with B/E Aerospace following the spin-off. These agreements will also include arrangements for transitional services. We describe these agreements in more detail under "Certain Relationships and Related Party Transactions."

Q:
What will KLX's dividend policy be after the spin-off?

A:
KLX does not currently intend to pay dividends. KLX's dividend policy will be established by the KLX board of directors (the "Board") based on KLX's financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see "Dividend Policy."

Q:
Will KLX have a stock repurchase program after the spin-off?

A:
The Board has authorized a stock repurchase program in which, after the distribution, KLX may purchase up to an aggregate of $250 million of KLX common stock. All decisions regarding future stock repurchases will be at KLX's sole discretion and will be evaluated from time to time in light of many factors, including KLX's financial condition, earnings, capital requirements and debt covenants, if any, other contractual restrictions, as well as legal requirements (including compliance with published Internal Revenue Service ("IRS") guidelines for tax-free spin-offs), regulatory constraints, industry practice and other factors that KLX may deem relevant. The stock repurchase program may be modified, extended, suspended or discontinued by KLX at any time and we cannot provide any assurances that any shares will be repurchased.

Q:
Will I have appraisal rights in connection with the spin-off?

A:
As a holder of B/E Aerospace's common stock, you will not have any appraisal rights in connection with the spin-off.

Q:
Who will be the transfer agent for KLX common stock after the spin-off?

A:
After the distribution, we expect that the transfer agent for KLX's common stock will be Computershare Trust Company, N.A.

Q:
Who is the distribution agent for the spin-off?

A:
We expect that the distribution agent in connection with the spin-off will be Computershare Trust Company, N.A.

Q:
Where can I get more information?

A:
If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: (800) 733-5001

Before the spin-off, if you have any questions relating to the spin-off, you should contact B/E Aerospace at:

B/E Aerospace, Inc.
1400 Corporate Center Way,
Wellington, Florida 33414
Attention: Investor Relations
Phone: (561) 791-5000
www.investor.beaerospace.com

After the spin-off, if you have any questions relating to KLX, you should contact KLX at:

KLX Inc.
1300 Corporate Center Way, Suite 200
Wellington, Florida 33414
Attention: Investor Relations
Phone: (561) 383-5100
www.klx.com

 Summary of the Spin-Off

Distributing Company	B/E Aerospace, Inc., a Delaware corporation. After the distribution, B/E Aerospace will not own any shares of KLX common stock.
Distributed Company	KLX Inc., a newly-formed Delaware corporation and a wholly-owned direct subsidiary of B/E Aerospace. After the spin-off, KLX will be an independent, publicly-owned company.
Distributed Securities	All of the shares of KLX common stock owned by B/E Aerospace, which will be 100% of KLX common stock issued and outstanding immediately prior to the distribution.
Record Date	The record date for the distribution is the close of business, Eastern time, on December 5, 2014.
Distribution Date	The distribution date is December 16, 2014.
Internal Reorganization

As part of the spin-off, B/E Aerospace will undergo an internal reorganization that will, among other things, result in KLX owning the operations comprising and the entities that conduct B/E Aerospace's aerospace consumables and energy technical services businesses. For more information, see the description of this internal reorganization in "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization."

Indebtedness and Other Financing Arrangements

We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1.2 billion by an issuance of senior unsecured notes, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million after transaction costs. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. We also expect to establish a $500 million secured revolving credit facility for general corporate purposes, none of which is expected to be outstanding on the distribution date.

Distribution Ratio	Each holder of B/E Aerospace common stock will receive one share of KLX common stock for every two shares of B/E Aerospace common stock held on the record date.

The Distribution

On the distribution date, B/E Aerospace will release the shares of KLX common stock to the distribution agent to distribute to B/E Aerospace shareholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it will take the distribution agent up to one week to electronically issue shares of KLX common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Any delay in the electronic issuance of KLX shares by the distribution agent will not affect trading in KLX common stock. Following the spin-off, shareholders who hold their shares in book-entry form may request that their shares be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of B/E Aerospace common stock or take any other action to receive your shares of KLX common stock.

Fractional Shares

The distribution agent will not distribute any fractional shares of KLX common stock to B/E Aerospace shareholders, but will instead aggregate all fractional shares of KLX common stock to which B/E Aerospace shareholders of record would otherwise be entitled and sell them in the public market. The distribution agent will then aggregate the net cash proceeds of the sales and distribute those proceeds ratably to those shareholders who would otherwise have received fractional shares. Shareholders' receipt of cash in lieu of fractional shares from these sales generally will result in a taxable gain or loss to those shareholders for U.S. federal income tax purposes, as described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by B/E Aerospace of the following conditions:

•

the board of directors of B/E Aerospace, in its sole and absolute discretion, shall have authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and shall have declared the dividend of the common stock of KLX to B/E Aerospace shareholders;

• the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•

KLX's registration statement on Form 10, of which this information statement is a part, shall have become effective under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no stop order suspending that effectiveness shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Securities and Exchange Commission (the "SEC");

• KLX common stock shall have been accepted for listing on NASDAQ or another national securities exchange approved by B/E Aerospace, subject to official notice of issuance;

•

the transfer of the aerospace consumables and energy technical services businesses to KLX (including the internal reorganization as described in "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization"), the issuance of KLX stock to B/E Aerospace and the payment by KLX of the cash proceeds contemplated to be paid to B/E Aerospace shall have been completed;

•

B/E Aerospace shall have received an opinion of Shearman & Sterling LLP, which shall remain in full force and effect at the time of distribution, to the effect that the distribution, together with certain related transactions, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such opinion shall be in form and substance satisfactory to B/E Aerospace, in its sole discretion;

• this information statement shall have been mailed to the B/E Aerospace shareholders;

•

KLX's amended and restated certificate of incorporation (as amended and restated, the "certificate of incorporation") and amended and restated bylaws (as amended and restated, the "bylaws"), each in the form filed as exhibits to the Form 10 of which this information statement is a part, shall be in effect;

• the Board shall consist of the individuals identified in this information statement as directors of KLX;

•

arrangements shall have been made to ensure that, except for Amin Khoury, no individual who will be an officer or employee of KLX or any of its subsidiaries immediately following the distribution will remain a director, officer or employee of B/E Aerospace or any of its non-KLX subsidiaries immediately following the distribution, and, except for Amin Khoury, no individual who will be an officer or employee of B/E Aerospace or any of its non-KLX subsidiaries immediately following the distribution will remain an officer or director of KLX or any of its subsidiaries immediately following the distribution;

• any debt financing contemplated to be obtained in connection with the spin-off shall have been obtained;

•

no order, injunction or decree of any governmental authority of competent jurisdiction that would prevent the consummation of the distribution shall be in effect, no other legal restraint or prohibition preventing consummation of the distribution shall be in effect and no other event outside the control of B/E Aerospace shall have occurred or failed to occur that would prevent the consummation of the distribution;

• any material governmental approvals and other consents necessary to consummate the spin-off shall have been obtained and be in full force and effect; and

•

no event or development shall have occurred prior to the distribution that, in the judgment of the board of directors of B/E Aerospace, would result in the distribution having a material adverse effect on B/E Aerospace or its shareholders.

The fulfillment of these conditions will not create any obligation on B/E Aerospace's part to effect the spin-off. Except as described above, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained in connection with the distribution. B/E Aerospace has the right not to complete the spin-off if, at any time prior to the distribution, B/E Aerospace's board of directors determines, in its sole discretion, that the spin-off is not in the best interests of B/E Aerospace or its shareholders, or that it is not advisable for KLX to separate from B/E Aerospace. For more information, see "The Spin-Off—Conditions to the Spin-Off."

Trading Market and Symbol

We have applied for authorization to list KLX common stock on NASDAQ under the ticker symbol "KLXI." We anticipate that, beginning on or shortly before the record date, trading of shares of KLX common stock will begin on a "when-issued" basis and will continue up to and including the distribution date, and we expect "regular-way" trading of KLX common stock will begin the first trading day after the distribution date. We also anticipate that, beginning on or shortly before the record date, there will be two markets in B/E Aerospace common stock: a regular-way market on which shares of B/E Aerospace common stock will trade with an entitlement to shares of KLX common stock to be distributed in the distribution, and an "ex-distribution" market on which shares of B/E Aerospace common stock will trade without an entitlement to shares of KLX common stock. For more information, see "The Spin-Off—Trading Market for Our Common Stock."

Material U.S. Federal Income Tax Consequences

B/E Aerospace expects to receive an opinion from Shearman & Sterling LLP to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Accordingly, and so long as the distribution so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by a shareholder of B/E Aerospace, and no amount will be included in the income of a shareholder of B/E Aerospace, upon the receipt of KLX common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement.

Relationship with B/E Aerospace after the Spin-Off

We will enter into a Separation and Distribution Agreement and other agreements with B/E Aerospace related to the spin-off. These agreements will govern our relationship with B/E Aerospace after completion of the spin-off and provide for the allocation between us and B/E Aerospace of various assets, liabilities and obligations (including employee benefits, insurance and tax-related assets and liabilities). In addition, we will enter into a Transition Services Agreement and an IT Services Agreement with B/E Aerospace under which B/E Aerospace will provide us with certain services, and we will provide B/E Aerospace with certain services, on an interim basis following the distribution. We also will enter into an Employee Matters Agreement that will set forth our agreements with B/E Aerospace concerning certain employee compensation and benefit matters. Further, we will enter into a Tax Sharing and Indemnification Agreement with B/E Aerospace that will, among other things, allocate the liability for taxes incurred prior to the distribution, require us to indemnify B/E Aerospace in certain instances for taxes resulting from the distribution and certain related transactions and contain certain restrictions on us to preserve the tax-free treatment of the distribution and certain related transactions. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off," and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Spin-Off."

Certain Restrictions

In general, under the Tax Sharing and Indemnification Agreement that we will enter into with B/E Aerospace, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free. Further, for the two-year period following the distribution, we may be prohibited, except in specified circumstances, from: (i) entering into any transaction resulting in an acquisition of our stock or our assets beyond certain thresholds, whether by merger or otherwise; (ii) merging, consolidating or liquidating; (iii) issuing equity securities beyond certain thresholds; (iv) repurchasing our common stock; and (v) ceasing to actively conduct our aerospace consumables and energy technical services businesses.

Dividend Policy

KLX does not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see "Dividend Policy."

Distribution Agent	Computershare Trust Company, N.A.
Risk Factors

We face both general and specific risks and uncertainties relating to our business, our relationship with B/E Aerospace and our being an independent, publicly-owned company. We also are subject to risks relating to the spin-off. You should carefully read "Risk Factors" beginning on page 24 of this information statement.

RISK FACTORS

        You should carefully consider each of the following risks and uncertainties, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks and uncertainties described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

        If any of the following events actually occur, our business, financial condition or financial results could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties that we do not presently know about or currently believe are not material may also adversely affect our business and operations.

Risks Relating to Our Business

Risks Relating to the Aerospace Consumables Business

We sell products to the airline industry, which is a heavily regulated industry, and the ASG business may be adversely affected if our suppliers or customers lose government approvals, if more stringent government regulations are enacted or if industry oversight is increased.

        The FAA prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products and licenses component repair stations within the United States. Comparable agencies, such as the European Aviation Safety Agency, the Civil Aviation Administration of China and the Japanese Civil Aviation Board, regulate these matters in other countries. Our suppliers and customers must generally be certified by such governmental agencies. If any of our suppliers' government certifications are revoked, we would be less likely to buy such supplier's products and, as a result, would need to locate a suitable alternate supply of such products, which we may be unable to accomplish on commercially reasonable terms or at all. If any of our customers' government certifications are revoked, their demand for the products we sell would decline. In each case, ASG's results of operations and financial condition may be adversely affected.

        From time to time, these regulatory agencies propose new regulations or heighten industry oversight. These new regulations generally cause an increase in costs of our suppliers and customers to comply with these regulations. In the case of our suppliers, these expenses may be passed on to us in the form of price increases, which we may be unable to pass along to our customers. In the case of our customers, these expenses may limit their ability to purchase products from us. In each case, ASG's results of operations and financial condition may be adversely affected.

We are directly dependent upon the conditions in the airline, business jet and defense industries and an economic downturn could negatively impact our results of operations and financial condition.

        Demand for the products and services we offer are directly tied to the delivery of new aircraft, aircraft utilization, and repair of existing aircraft, which, in turn, are impacted by global economic conditions. Although the economy has exhibited signs of recovery, global financial markets have experienced extreme volatility and disruption, which, at times, reached unprecedented levels as a result of the financial crisis affecting the banking system and participants in the global financial markets. Concerns over the tightening of the corporate credit markets, inflation, energy costs and the dislocation of the residential real estate and mortgage markets have contributed to the volatility in the global financial markets and, together with the global financial crisis, have created uncertainties for global economic conditions in the future. The airline and business jet industries are sensitive to changes in economic conditions. In 2008 and 2009, as a result of the global economic downturn, the airline industry parked aircraft, delayed new aircraft purchases and deliveries of new aircraft, deferred retrofit programs and depleted existing inventories. The business jet industry was also severely impacted by both the recession and by declining corporate profits during that period.

        Unfavorable economic conditions have also caused reduced spending for both leisure and business travel, which has negatively affected the airline and business jet industries. According to IATA, the economic downturn, combined with the high fuel prices experienced during most of 2009, contributed to the worldwide airline industry's operating loss of approximately $4.6 billion in 2009. In addition, as a result of the decline in both traffic and airfares following the September 11, 2001 terrorist attacks and threats of future terrorist attacks, the SARS and H1N1 outbreaks, the conflicts in Iraq and Afghanistan, as well as other factors, such as increases in fuel costs and heightened competition from low-cost carriers, the world airline industry generated total operating losses of approximately $52.8 billion during the period from 2001 to 2009, which caused a significant number of airlines worldwide to declare bankruptcy or cease operations.

        The commercial airline and business jet industries could experience a difficult operating environment due to a number of factors beyond our control. As an example, the operating environment would be negatively impacted by increasing fuel prices, consolidation in the industry, changes in regulation, terrorism, safety, environmental and health concerns and labor issues. Many of these factors could have a negative impact on air travel, which could materially adversely affect ASG's operating results.

We may be materially adversely affected by high fuel prices.

        Fluctuations in the global supply of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it difficult to predict the future availability and price of jet fuel. In the event there is an outbreak or escalation of hostilities or other conflicts or significant disruptions in oil production or delivery in oil-producing areas or elsewhere, there could be reductions in the production or importation of crude oil and significant increases in the cost of jet fuel. If there was a major reduction in the availability of jet fuel or significant increases in its cost, commercial airlines will face increased operating costs. Due to the competitive nature of the airline industry, airlines are often unable to pass on future increases in fuel prices directly to customers by increasing fares. As a result, an increase in jet fuel could result in a decrease in net income from either lower margins or, if airlines increase ticket fares, lower revenue resulting from reduced airline travel. Decreases in airline profitability could decrease the demand for new commercial aircraft, resulting in delays to or reductions in deliveries of commercial aircraft that utilize the products we sell, and, as a result, although rising oil and gas prices may benefit our ESG segment, ASG's financial condition, results of operations and cash flows could be materially adversely affected.

We and our ASG customers are subject to federal, state, local, and foreign laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our ASG customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our ASG customers' costs of doing business and adversely impact our business.

        Our operations and our ASG customers' operations are subject to stringent federal, state, local, and foreign laws and regulations, including those relating to, among other things, natural resources, wetlands, endangered species, the environment, health and safety, waste management, waste disposal and the transportation of waste and other materials. Some environmental laws and regulations may impose strict liability, joint and several liability or both. Increased costs of regulatory compliance, claims for liability or sanctions for noncompliance and related costs could cause us or our ASG customers to incur substantial costs or losses. Clean-up costs and other damages resulting from any contamination-related liabilities and costs associated with changes in and compliance with environmental laws and regulations could result in the reduction or discontinuation of our or our ASG customers' operations, and in a material adverse effect on our financial condition and results of operations.

        For example, ASG's European operations are subject to the Registration, Evaluation, Authorisation and Restriction of Chemicals regulation ("REACH") in the European Union, which regulates the production and use of chemical substances. In July 2014, one of our German businesses, Interturbine Aviation Logistics GmbH ("ITL"), which was acquired by B/E Aerospace Systems Holding GmbH in July 2012, was informed by the German State Agency for Agriculture, Environment and Rural Areas (Landesamt für Landwirtschaft, Umwelt und ländliche Räume or the "LLUR") that it had allegedly violated certain provisions of REACH related to the import and sale of certain chemical products for the period of 2009 through 2013. We are cooperating with the LLUR and currently investigating the amounts of chemical products that were allegedly imported and sold in violation of REACH. These violations could result in an administrative monetary penalty and a disgorgement of profits from the sale of products allegedly sold in violation of REACH, which could be material. We are not currently able to determine the amount of liability, if any, that we may ultimately be found to be responsible for that is not covered by any indemnity claims against the seller of ITL.

        Laws protecting the environment generally have become more stringent over time and we expect them to continue to do so, which could lead to material increases in our and our ASG customers' costs for future environmental compliance and remediation.

Demand for ASG's products and services is closely tied to the aerospace industry, which may exhibit pronounced cyclicality.

        Demand for the products and services ASG offers is tied to the cyclical nature of the aerospace industry. During periods of economic expansion, when capital spending normally increases, we generally benefit from greater demand for our products. During periods of economic contraction, when capital spending normally decreases, we generally are adversely affected by declining demand for our products and services. Aerospace industry conditions are impacted by numerous factors over which we have no control, including political, regulatory, economic and military conditions, environmental concerns, weather conditions and fuel pricing. Any prolonged cyclical downturn could have an adverse impact on ASG's operating results.

There are risks inherent in international operations that could have a material adverse effect on ASG's business operations.

        While the majority of ASG's operations are based domestically, we have significant operations based internationally with distribution facilities in the United Kingdom, Germany and France. In addition, we sell our products to airlines all over the world. Our customers are located primarily in North America, Europe, Asia, the Pacific Rim, South America and the Middle East. As a result, 43% of ASG's revenues for the year ended December 31, 2013 were to customers located outside the United States. Volatile international economic, political and market conditions may have a negative impact on our operating results and our ability to achieve our goals.

        In addition, we have several subsidiaries in foreign countries (primarily in Europe), which have sales outside the United States. As a result, we are exposed to currency exchange rate fluctuations as a portion of our revenues and expenses are denominated in currencies other than the U.S. dollar. Approximately 14% of ASG's revenues during the year ended December 31, 2013 came from our foreign operations. Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. At December 31, 2013, we reported a cumulative foreign currency translation adjustment of approximately $48.2 million in stockholders' equity as a result of foreign currency adjustments, and we may incur additional adjustments in future periods. In addition, operating results of foreign subsidiaries are translated into U.S. dollars for purposes of our statement of earnings and comprehensive income at average monthly exchange rates. Moreover, to the extent that our revenues are not denominated in the same currency as our expenses, our net earnings could be materially adversely affected. For example, a portion of labor, material and overhead costs for our distribution facilities in the United Kingdom and Germany are incurred in British pounds or Euros but the related sales revenues may be denominated in U.S. dollars. Changes in the value of the U.S. dollar or other currencies could result in material fluctuations in foreign currency translation amounts or the U.S. dollar value of transactions and, as a result, our net earnings could be materially adversely affected.

        Historically, we have not engaged in hedging transactions. However, we may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. Our attempts to manage our foreign currency exchange risk may not be successful and, as a result, our results of operations and financial condition could be materially adversely affected.

        Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political, economic and social instability in the countries where we operate or sell our products and offer our services. The impact of any such events that may occur in the future could subject us to additional costs or loss of sales, which could materially adversely affect our operating results.

We are subject to a variety of risks associated with the sale of our products and services to the U.S. government directly and indirectly through our defense customers, which could negatively affect our revenues and results of operations.

        As a supplier directly to the defense industry and as a subcontractor to suppliers of the U.S. government, we face risks that are specific to doing business with the U.S. government. The U.S. government has the ability to unilaterally suspend the award of new contracts to us in the event of any violations of procurement laws, or reviews of the same. It could also reduce the value of our existing contracts as well as audit our costs and fees. Many of our U.S. government contracts, or our customers' contracts with the United States government may be terminated for convenience by the government. Termination-for-convenience provisions typically provide that we would recover only our incurred or committed costs, settlement expenses and profit on the work that we completed prior to termination. In such an event, we would not earn the revenue that we would have originally anticipated from such a terminated contract.

        Government reviews can be costly and time consuming, and could divert our management resources away from running our business. As a result of such reviews, we could be required to provide a refund to the U.S. government or we could be asked to enter into an arrangement whereby our prices would be based on cost, or the U.S. government could seek to pursue alternative sources of supply for our products. These actions could have a negative effect on our management efficiency and could reduce our revenues and results of operations. Additionally, as a U.S. government contractor or subcontractor, we are subject to federal laws governing suppliers to the U.S. government, including potential application of the False Claims Act.

Military spending, including spending on the products we sell, is dependent upon national defense budgets, and a reduction in military spending could have a material adverse effect on our business, financial condition and results of operations.

        During the year ended December 30, 2013, approximately 14% of ASG's revenues were related to support the military markets, as compared with approximately 16% of ASG's revenues in 2012 and 2011. The military market is highly dependent upon government budgetary trends, particularly the U.S. Department of Defense ("DoD") budget. Future DoD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy by the current and future presidential administrations and Congress, including pursuant to mandated spending reductions under the so-called "sequestration" process, the U.S. government's budget deficits, spending priorities, the cost of sustaining the U.S. military presence in overseas operations and possible political pressure to reduce U.S. government military spending, each of which could cause the DoD budget to decline.

        A decline in U.S. military expenditures could result in a reduction in military aircraft production, which could have a material adverse effect on our results of operations and financial condition.

We do not have guaranteed future sales of the products we sell and we generally take the risk of cost overruns when we enter into JIT contracts and LTAs with our customers, and our business, financial condition, results of operations and operating margins may be negatively affected if we purchase more products than our customers require, product costs increase unexpectedly, we experience high start-up costs on new contracts or our contracts are terminated.

        Our JIT contracts and LTAs are long-term, generally fixed-price agreements with no guarantee of future customer purchase requirements, and may be terminated for convenience on short notice by our customers, often without meaningful penalties, provided that we are reimbursed for the cost of any inventory specifically procured for the customer. In addition, we purchase inventory based on our forecasts of anticipated future customer demand. As a result, we may take the risk of having excess inventory in the event that our customers do not place orders consistent with our forecasts. We also run the risk of not being able to pass along or otherwise recover unexpected increases in our product costs, including as a result of commodity price increases, which may increase above our established prices at the time we entered into the customer contract and established prices for parts we provide. When we are awarded new contracts, particularly JIT contracts, we may incur high costs, including salary and overtime costs to hire and train on-site personnel, in the start-up phase of our performance. In the event that we purchase more products than our customers require, product costs increase unexpectedly, we experience high start-up costs on new contracts or our contracts are terminated, our results of operations and financial condition could be negatively affected.

Our international operations require us to comply with anti-corruption laws and regulations of the U.S. government and various international jurisdictions, and our failure to comply with these laws and regulations could adversely affect our reputation, business, financial condition and results of operations.

        Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (the "FCPA"). The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws.

        We are also subject to International Traffic in Arms Regulation ("ITAR"). ITAR requires export licenses from the U.S. Department of State for products shipped outside the United States that have military or strategic applications. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel to comply with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

We are dependent on access to and the performance of third-party package delivery companies.

        Our ability to provide efficient distribution of the products we sell to our customers is an integral component of our overall business strategy. We do not maintain our own delivery networks, and instead rely on third-party package delivery companies. We cannot assure you that we will always be able to ensure access to preferred delivery companies or that these companies will continue to meet our needs or provide reasonable pricing terms. In addition, if the package delivery companies on which we rely on experience delays resulting from inclement weather or other disruptions, we may be unable to maintain products in inventory and deliver products to our customers on a timely basis, which may adversely affect our results of operations and financial condition.

ASG has a significant backlog that may be deferred or may not be entirely realized.

        As of December 31, 2013, ASG had approximately $985 million of booked backlog. Given the nature of our industry and customers, there is a risk that orders forming part of our backlog may be cancelled or deferred due to economic conditions or fluctuations in our customers' business needs, purchasing budgets or inventory management practices.

Risks Relating to the Energy Technical Services Business

We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical and any adverse developments affecting this industry could have a material adverse effect on our financial condition and results of operations.

        Our revenues in the ESG segment are primarily generated from customers who are engaged in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical, and we depend on our customers' willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the United States. Additionally, developments that adversely affect oil and natural gas drilling and production services could reduce our customers' willingness to make such expenditures and materially reduce our customers' demand for our products and services, resulting in a material adverse effect on our results of operations and financial condition.

        The predominant factor that would reduce demand for ESG products and services would be a reduction in land-based drilling activity in the continental United States. Commodity prices, and market expectations of potential changes in these prices, may significantly affect this level of activity, as well as the rates paid for our services. Worldwide political, economic and military events as well as natural disasters and other factors beyond our control contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future. Natural gas prices declined significantly in late 2011 and 2012 to the lowest level in recent years, and while prices have risen in recent months from their lows, they remain depressed as compared to historical levels. For example, the twelve-month average New York Mercantile Exchange ("NYMEX") price of natural gas futures contracts per MMBtu was $4.17, $3.54 and $3.24 as of December 31, 2013, 2012 and 2011, respectively. Oil prices have fluctuated significantly in recent years, reaching record highs above $100 per barrel in 2008, dropping below $40 per barrel in 2009 and trading on the NYMEX at a West Texas Intermediate (WTI) spot price of $102.71 per barrel as of May 30, 2014. Actual or anticipated declines or volatility in the price of natural gas, oil or natural gas liquids, could have an adverse impact on the level of drilling, exploration and production activity, which could materially and adversely affect the demand for our services and the rates we are able to charge for our services in our ESG segment, although declines in the price of jet fuel may benefit our ASG segment. We negotiate the rates payable under our contracts based on prevailing market rates and rate books which are periodically updated and, as such, the rates we are able to charge will fluctuate with market conditions. However, higher commodity prices do not necessarily translate into increased drilling activity because our customers' expectations of future prices also influence their activity. Additionally, in response to low natural gas prices, a number of third-party E&P companies have reduced dry natural gas drilling and production and redirected their activities and capital toward liquids-rich plays that are currently more economical. Overall reductions in the demand for oilfield services could occur, which would adversely affect the rates that we are able to charge, and the demand for our services. Additionally, we may incur costs and have downtime any time our customers' activities are refocused towards different drilling regions.

        Another factor that would reduce the level of drilling and production activity is increased government regulation of that activity. Our customers' drilling and production operations are subject to extensive federal, state, local and foreign laws and government regulations concerning emissions of pollutants and greenhouse gases; hydraulic fracturing; the handling of oil and natural gas and byproducts thereof and other materials and substances used in connection with oil and natural gas operations, including drilling fluids and wastewater; well spacing; production limitations; plugging and abandonment of wells; unitization and pooling of properties; and taxation. More stringent legislation or regulation (including public pressure on governmental bodies and regulatory agencies to regulate the oil and natural gas industry), a moratorium on drilling or hydraulic fracturing, or increased taxation of oil and natural gas drilling activity could directly curtail such activity or increase the cost of drilling, resulting in reduced levels of drilling activity and therefore reduced demand for our ESG products and services.

        Spending by E&P companies can also be impacted by conditions in the capital markets. Limitations on the availability of capital, or higher costs of capital, for financing expenditures may cause E&P companies to make additional reductions to capital budgets in the future even if oil prices remain at current levels or natural gas prices increase from current levels. Any such cuts in spending would likely curtail drilling and completion programs as well as discretionary spending on wellsite services, which may result in a reduction in the demand for our services, the rates we can charge and the utilization of our services. Moreover, reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in our market areas, whether due to increased governmental regulation, including with respect to environmental matters, limitations on exploration and drilling activity or other factors, could also have an impact on our business, even in a stronger oil and natural gas price environment. An adverse development in any of these areas could have an adverse impact on our customers' operations or financial condition, which could in turn result in reduced demand for our products and services.

        Other factors over which we have no control that could affect our customers' willingness to undertake drilling and completion spending activities include:

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  domestic and foreign supply of and demand for oil and natural gas;

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  the availability, pricing and perceived safety of pipeline, trucking, train storage and other transportation capacity;

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  lead times associated with acquiring equipment and availability of qualified personnel;

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  the expected rates of decline in production from existing and prospective wells;

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  the discovery rates of new oil and natural gas reserves;

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  adverse weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area;

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  oil refining capacity;

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  merger and divestiture activity among oil and gas producers;

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  the availability of water resources and suitable proppants in sufficient quantities and on acceptable terms for use in hydraulic fracturing operations;

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  the availability, capacity and cost of disposal and recycling services for used hydraulic fracturing fluids;

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  the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war;

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  advances in exploration, development and production technologies or in technologies affecting energy consumption; and

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  the price and availability of alternative fuels and energy sources.

Any future decreases in the rate at which oil or natural gas reserves are discovered or developed could decrease the demand for our energy technical services.

        Reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves, in our market areas, whether due to increased governmental regulation, limitations on exploration and drilling activity or other factors, could have a material adverse impact on our financial condition and results of operations even in a stronger oil and natural gas price environment.

Conservation measures and technological advances could reduce demand for oil and natural gas.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. We cannot predict the impact of the changing demand for oil and natural gas services, and any major changes may have a material adverse effect on ESG's results of operations and financial condition.

Delays by us or our ESG customers in obtaining permits or the inability by us or our ESG customers to obtain or renew permits could impair our business.

        We and our ESG customers are required to obtain permits from one or more governmental agencies in order to perform certain activities. Such permits are typically required by state agencies but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the type of operations, including the location where our ESG customers' drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions which may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. Permitting delays, an inability to obtain or renew permits or revocation of our or our ESG customers' current permits could cause a loss of revenue and could materially and adversely affect our results of operations and financial condition.

Our ESG business involves many hazards and operational risks, and we are not insured against all the risks we face.

        ESG's operations are subject to many hazards and risks, including the following:

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  accidents resulting in serious bodily injury and the loss of life or property;

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  liabilities from accidents or damage by our equipment;

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  pollution and other damage to the environment;

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  well blow-outs, the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto or into the ground or into the atmosphere, groundwater, surface water or an underground formation;

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  fires and explosions;

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  mechanical or technological failures;

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  spillage handling and disposing of materials;

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  adverse weather conditions; and

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  failure of our employees to comply with our internal environmental, health and safety guidelines.

        If any of these hazards materialize, they could result in suspension of operations, termination of contracts without compensation, damage to or destruction of our equipment and the property of others, or injury or death to our personnel or third parties and could expose us to substantial liability or losses. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In addition, these risks may be greater for us upon the acquisition of another company that has not allocated significant resources and management focus to safety and has a poor safety record.

        We are not fully insured against all risks inherent in our business. For example, although we are insured for environmental pollution resulting from certain environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents or events that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not adequately insured, it could adversely affect our financial condition and results of operations. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

Our ESG business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

        A prolonged economic slowdown, another recession in the United States, adverse events relating to the energy industry and local, regional and national economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our ESG operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers.

We participate in a capital-intensive industry, and may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage, or we may not be able to finance our capital needs.

        In order to expand our ESG asset base, we may need to make significant capital expenditures. If we do not make sufficient or effective capital expenditures, we will be unable to organically expand our business operations. These expenditures may be significant because assets in our industry require significant capital to purchase and modify.

        We intend to rely primarily on cash flows from operating activities and borrowings under the $500 million secured revolving credit facility that we expect to enter into in connection with the spin-off to fund our capital expenditures. If our cash flows from operating activities and borrowings under the secured revolving credit facility are not sufficient to fund our capital expenditures, we would be required to fund these expenditures through the issuance of additional debt or equity or pursue alternative financing plans, such as refinancing or restructuring our debt, selling assets or reducing or delaying acquisitions or capital investments, such as planned upgrades or acquisitions of equipment and refurbishments of equipment, even if previously publicly announced.

        The terms of debt instruments that we will incur in connection with the spin-off and any future debt instruments may restrict us from adopting some of these alternatives. If debt and equity capital or alternative financing plans are not available on favorable terms or at all, we would be required to curtail our capital spending, and our ability to sustain or improve our profits may be adversely affected. Our ability to refinance or restructure our debt will depend on the condition of the capital markets and our financial condition at such time, among other things. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Moreover, our separation from B/E Aerospace could lead to a deterioration of our credit profile, could increase our costs of borrowing money and limit our access to the capital markets and commercial credit. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing common stock may result in significant dilution to our current shareholders.

Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.

        We generally do not have specialized tools, trucks, or long-term contracts in place that provide for the delivery of equipment, including, but not limited to, replacement parts and other equipment. We could experience delays in the delivery of the equipment that we have ordered and its placement into service due to factors that are beyond our control. New federal regulations regarding diesel engines, demand by other oilfield services companies and numerous other factors beyond our control could adversely affect our ability to procure equipment that we have not yet ordered or cause the prices of such equipment to increase. Price increases, delays in delivery and interruptions in supply may require us to increase capital and repair expenditures and incur higher operating costs. Each of these could have a material adverse effect on our financial condition and results of operations.

We are dependent on a small number of suppliers for key goods and services that we use in our operations.

        We do not have long term contracts with third party suppliers of many of the goods and services that we use in large volumes in our ESG operations, including manufacturers of accommodations units, rental and fishing tools, chargers and other tools and equipment used in our operations. Especially during periods in which oilfield services are in high demand, the availability of certain goods and services used in our industry decreases and the price of such goods and services increases. We are dependent on a small number of suppliers for key goods and services. During the twelve months ended December 31, 2013, based on total purchase cost, our ten largest suppliers of goods and services represented approximately 29% of all such purchases. Our reliance on such suppliers could increase the difficulty of obtaining such goods and services in the event of a shortage in our industry or cause us to pay higher prices. Price increases, delays in delivery and interruptions in supply may require us to incur higher operating costs. Each of these could have a material adverse effect on our results of operations and financial condition.

Our inability to develop, obtain or implement new technology may cause us to become less competitive.

        The energy technical services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent protection or costly to obtain. As competitors and others use or develop new technologies in the future, we may be placed at a competitive disadvantage if we fail to keep pace with technological advancements within our industry. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technologies or products on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our results of operations and financial condition.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.

        We typically enter into agreements with our ESG customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. These agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as "oilfield anti-indemnity acts" expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party's indemnification of us, which could have a material adverse effect on our results of operations and financial condition.

Changes in trucking regulations may increase our transportation costs and negatively impact our results of operations.

        For the transportation and relocation of our oilfield services equipment, we operate trucks and other heavy equipment. Therefore, we are subject to regulation as a motor carrier by the U.S. Department of Transportation and by various state agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, the hours of service regulations that govern the amount of time a driver may drive or work in any specific period, limits on vehicle weight and size and other matters. On May 21, 2010, President Obama signed an executive memorandum directing the National Highway Traffic Safety Administration (the "NHTSA") and the U.S. Environmental Protection Agency (the "EPA") to develop new, stricter fuel efficiency standards for medium- and heavy-duty trucks. On September 15, 2011, the NHTSA and the EPA published regulations, further amended on August 16, 2013 that regulate fuel efficiency and greenhouse gas emissions from medium- and heavy-duty trucks, beginning with vehicles built for model year 2014. As a result of these regulations, we may experience an increase in costs related to truck purchases or rentals and maintenance, an impairment of equipment productivity, a decrease in the residual value of these vehicles and an increase in operating expenses. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. We cannot predict whether, or in what form, any legislative or regulatory changes applicable to our trucking operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our results of operations and financial condition.

Changes in laws or government regulations regarding hydraulic fracturing could increase our customers' costs of doing business, limit the areas in which our customers can operate and reduce oil and natural gas production by our customers, which could adversely impact our business.

        The adoption of any future federal, state or local laws or implementing regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse impact on ESG's results of operations and financial condition. Presently, hydraulic fracturing is regulated primarily at the state level, typically by state oil and natural gas commissions and similar agencies. Several states have either adopted or proposed laws and/or regulations to require oil and natural gas operators to disclose chemical ingredients and water volumes used to hydraulically fracture wells, in addition to more stringent well construction and monitoring requirements. The EPA is conducting a study of the potential impacts of hydraulic fracturing activities on drinking water. This study or other studies may be undertaken by the EPA or other governmental authorities, depending on their results, could spur initiatives to regulate hydraulic fracturing. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling activities and make it more difficult or costly for our customers to perform fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could reduce oil and natural gas exploration and production activities by our customers and, therefore, adversely affect our business. Such laws or regulations could also materially increase our costs of compliance and doing business by more strictly regulating how hydraulic fracturing wastes are handled or disposed.

We and our ESG customers are subject to federal, state and local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers' costs of doing business and adversely impact our business.

        Our operations and our ESG customers' operations are subject to stringent federal, state, and local laws and regulations, including those relating to, among other things, protection of natural resources, wetlands, endangered species, the environment, health and safety, waste management, waste disposal and the transportation of waste and other materials. Many of the facilities that are used for our ESG operations are leased, and such leases include varying levels of indemnity obligations to the landlord for environmental matters related to our use and occupation of such facilities. Our ongoing operations and our ESG customers' operations pose risks of environmental liability, including leakage from operations to surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. Additionally, an increase in regulatory requirements on oil and gas exploration and completion activities could significantly delay or interrupt our ESG customers' operations. Increased costs of regulatory compliance, claims for liability or sanctions for noncompliance and related costs could cause us or our ESG customers to incur substantial costs or losses. Clean-up costs and other damages resulting from any contamination-related liabilities and costs associated with changes in and compliance with environmental laws and regulations could result in the reduction or discontinuation of our or our ESG customers' operations, and in a material adverse effect on our financial condition and results of operations.

        The U.S. Congress has considered adopting legislation to reduce emissions of greenhouse gases, or GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs. The EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act. Although it is not possible at this time to estimate how potential future laws or regulations addressing GHG emissions could impact our business, any future federal, state or local laws or regulations that may be adopted to address GHG emissions in areas where our customers operate could require our customers to incur increased compliance and operating costs. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas, which would result in a decrease in demand for our services. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for oil and natural gas.

        Laws protecting the environment generally have become more stringent over time and we expect them to continue to do so, which could lead to material increases in our and our ESG customers' costs for future environmental compliance and remediation.

We may be required to assume responsibility for environmental and other liabilities of companies we have acquired or will acquire.

        We may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future operations or those of predecessor companies whose liabilities we may have assumed or acquired. We also could be subject to third-party and governmental claims with respect to environmental matters, including claims under the Comprehensive Environmental Response, Compensation and Liability Act in instances where we are identified as a potentially responsible party. We believe that indemnities provided to us in certain of our pre-existing acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that those indemnification provisions address.

Increased labor costs or the unavailability of skilled workers could hurt our operations.

        We are dependent upon a pool of available skilled employees to operate and maintain our business. We compete with other oilfield services businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages thereby increasing our operating costs.

        Although our employees are not covered by a collective bargaining agreement, union organizational efforts could occur and, if successful, could increase our labor costs. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in increases in the wage rates that we must pay. Likewise, laws and regulations to which we are subject, such as the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions, can increase our labor costs or subject us to liabilities to our employees. We cannot assure you that labor costs will not increase. Increases in our labor costs or unavailability of skilled workers could impair our capacity and diminish our profitability, having a material adverse effect on our business, financial condition and results of operations.

General

We operate in highly competitive markets and our failure to compete effectively may negatively impact our results of operations.

        The markets in which we operate are highly competitive. Since we sell our ASG segment products around the world, we face competition in the aerospace solutions market from both U.S. and non-U.S. companies. We believe that the principal competitive factors in this industry include the ability to provide superior customer service and support, on-time delivery, sufficient inventory availability, competitive pricing and an effective quality assurance program.

        In terms of the energy technical services market, price competition, equipment availability, location and suitability, experience of the workforce, safety records, reputation, operating integrity and condition of the equipment are all factors used by customers in awarding contracts. Our competitors are numerous, and many have more financial and technological resources. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers. The competitive environment has intensified as recent mergers among E&P companies have reduced the number of available ESG customers. The fact that certain oilfield services equipment is mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. In addition, any increase in the supply of hydraulic fracturing fleets could have a material adverse impact on market prices. This increased supply could also require higher capital investment to keep our services competitive.

        Some of our competitors may have greater financial, technical, marketing and personnel resources than we do. Our future success and profitability will partly depend upon our ability to keep pace with our customers' demands for awarding contracts.

If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.

        Our significant customers change from year to year, in the case of ASG, depending on the level of overhaul, maintenance, repair and refurbishment activity and the level of new aircraft purchases, and in the case of ESG, depending on the level of E&P activity and the use of our services. During 2013 and 2012, Boeing, a customer in our ASG segment, accounted for 10% and 12%, respectively, of our combined revenues. During 2013, another customer accounted for 10% of our combined revenues. During 2012, a third customer accounted for 10% of our combined revenues. No other individual customers accounted for more than 10% of our combined revenues during 2013 and 2012, and during 2011, no single customer accounted for more than 10% of our combined revenues.

        ASG's top five customers for 2013 together accounted for approximately 35% of ASG's 2013 revenues. ESG's top five customers for 2013 together accounted for approximately 41% of ESG's 2013 revenues on a pro forma basis to account for acquisitions through June 30, 2014 (approximately 45% on an actual basis).

        A reduction in purchasing our products or services by or loss of one of our larger customers for any reason, such as changes in manufacturing or drilling practices, loss of a customer as a result of the acquisition of such customer by a purchaser who, in the case of ASG, does not fully utilize a distribution model, or who uses a competitor, in-sourcing by customers, a transfer of business to a competitor, an economic downturn, insolvency of a customer, failure to adequately service our clients, decreased production or a strike, could have a material adverse effect on our financial condition and results of operations.

We may be unable to effectively and efficiently manage our inventories and/or our equipment fleet as we expand our business, which could have an adverse effect on our financial condition.

        We have substantially expanded the size, scope and nature of our business through acquisitions and organic means, resulting in an increase in the breadth of our product offerings and an expansion of our business geographically. Business expansion places increasing demands on us to increase the inventories that we carry and/or our equipment fleet. We must anticipate demand well out into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our inventories to meet current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, could have an adverse effect on our results of operations and financial condition.

If suppliers are unable to supply us with the products we sell in a timely manner, in adequate quantities and/or at a reasonable cost, we may be unable to meet the demands of our customers, which could have a material adverse effect on our business, financial condition and results of operations.

        We depend on manufacturing firms to support our operations through the timely supply of products. Our suppliers may experience capacity constraints that may result in their inability to supply us with products in a timely fashion, with adequate quantities or at a desired price. Factors affecting the manufacturing sector can include labor disputes, general economic issues, and changes in raw material and energy costs. Natural disasters such as earthquakes or hurricanes, as well as political instability and terrorist activities, may negatively impact the production or delivery capabilities of our suppliers as well. These factors could lead to increased prices for our inventory, curtailment of supplies and the unfavorable allocation of product by our suppliers, which could reduce our revenues and profit margins and harm our customer relations. Significant disruptions in our supply chain could negatively impact our results of operations and financial condition.

Increased leverage could adversely impact our business and results of operations.

        We may incur additional debt under our new $500 million secured revolving credit facility or otherwise to finance our operations or for future growth, including funding acquisitions. A high degree of leverage could have important consequences to us. For example, it could:

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  increase our vulnerability to adverse economic and industry conditions;

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  require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

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  limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

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  place us at a disadvantage compared to our competitors that are less leveraged; and

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  limit our flexibility in planning for, or reacting to, changes in our business and in our industry.

We cannot ensure that any future acquisitions will be successful in delivering expected performance post-acquisition, which could have a material adverse effect on our financial condition.

        Our business was created largely through a series of acquisitions. We may consider future acquisitions, some of which could be material to us. We explore and conduct discussions with many third parties regarding possible acquisitions. Our ability to continue to achieve our goals may depend upon our ability to effectively identify attractive businesses, access financing sources on acceptable terms, negotiate favorable transaction terms and successfully consummate and integrate any businesses we acquire, achieve cost efficiencies and to manage these businesses as part of our company.

        Our acquisition activities may involve unanticipated delays, costs and other problems. If we encounter unanticipated problems with one of our acquisitions, our senior management may be required to divert attention away from other aspects of our business. Additionally, we may fail to consummate proposed acquisitions or divestitures, after incurring expenses and devoting substantial resources, including management time, to such transactions. Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Additionally, depending upon the acquisition opportunities available, we also may need to raise additional funds through the capital markets or arrange for additional bank financing in order to consummate such acquisitions or to fund capital expenditures necessary to integrate the acquired business. We also may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all.

Our total assets include substantial intangible assets. The write-off of a significant portion of intangible assets would negatively affect our reported financial results.

        Our total assets reflect substantial intangible assets. At December 31, 2013, goodwill and identified intangibles, net, represented approximately 46% of our total assets. Intangible assets consist principally of goodwill and other identified intangible assets associated with our acquisitions. On at least an annual basis, we will assess whether there has been an impairment in the value of goodwill and other intangible assets with indefinite lives. If the carrying value of the tested asset exceeds its estimated fair value, impairment is deemed to have occurred. In this event, the amount is written down to fair value. Under generally accepted accounting principles in the United States, this would result in a charge to operating earnings. Any determination requiring the write-off of a significant portion of goodwill or unamortized identified intangible assets would negatively affect our results of operations and total capitalization, which could be material. There was no impairment recorded in 2011, 2012 or 2013. As of December 31, 2013, the remaining balances of goodwill and intangible assets were $1,069.8 million and $345.0 million, respectively.

The debt instruments that we intend to enter into in connection with the spin-off may have significant financial and operating restrictions that may have an adverse effect on our operations.

        We intend to enter into certain financing arrangements prior to or concurrently with the spin-off. While we have not finalized such financing arrangements, the debt instruments governing such arrangements may contain numerous financial, operating and/or negative covenants that would limit our ability to incur additional or repay existing indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in any such agreement governing our indebtedness could result in an event of default under such agreement, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments.

Our operations rely on an extensive network of information technology resources and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations.

        Information technology plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must interact with our suppliers and customers efficiently, record and process our financial transactions accurately, and obtain the data and information to enable the analysis of trends and plans and the execution of our strategies.

        The failure or unavailability of our information technology systems could directly impact our ability to interact with our customers and provide them with products and services when needed. Such failure to properly supply or service our customers could have an adverse effect on our business, financial condition and results of operations. Moreover, our customer relationships could be damaged well beyond the period of the downtime of our information technology systems.

We may be unable to retain personnel who are key to our operations.

        Our success, among other things, is dependent on our ability to attract, develop and retain highly qualified senior management and other key personnel. Competition for key personnel is intense, and our ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The inability to hire, develop and retain these key employees may adversely affect our operations.

We have been expanding our available products and services, and our business may continue to grow at a rapid pace. Our inability to properly manage or support the growth may have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our common stock to decline.

        We have been expanding our available products and services in recent periods and intend to continue to grow our business both through acquisitions and internal expansion of products and services. Our growth could place significant demands on our management team and our operational, administrative and financial resources. We may not be able to grow effectively or manage our growth successfully, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our common stock to decline.

Severe weather conditions, including hurricanes and tropical storms, could have a material adverse effect on our business.

        Adverse weather can directly impede our operations. Repercussions of severe weather conditions may include curtailment of services; weather-related damage to facilities and equipment, resulting in suspension of operations; in the case of our ESG segment, inability to deliver equipment and personnel to job sites in accordance with customer requirements; in the case of our ASG segment, inability to deliver products to customers in accordance with contract schedules or critical next-day customer requirements and loss of productivity. These constraints could delay our operations and materially increase our operating and capital costs. The operations of our ESG customers could also be adversely affected by severe weather, such as unusually warm winters or cool summers decreasing demand for natural gas or droughts in semi-arid regions impacting hydraulic fracturing operations, which could affect the demand for services of our ESG segment.

        Additionally, our operations are particularly susceptible to the impact of hurricanes and tropical storms, as our corporate headquarters and certain of our principal facilities are located in Florida and Texas. A hurricane or tropical storm could result in major damage to our properties, inventory and equipment and the properties of our customers located in such areas. Additionally, a hurricane or tropical storm could delay or disrupt the delivery of supplies to our facilities, which could lead to delays in delivering our products to our customers. Related storm damage could also affect telecommunications capability, causing interruptions to our operations. These and other possible effects of hurricanes or tropical storms could have a material adverse effect on our business.

Risks Relating to the Spin-Off

We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

        We may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. These expected benefits include the benefits described in the section "The Spin-Off—Reasons for the Spin-Off."

        We may not achieve these and other anticipated benefits for a variety of reasons. There also can be no assurance that the spin-off will not adversely affect our business.

We may incur greater costs as an independent company than we did when we were a part of B/E Aerospace, which could decrease our profitability.

        As a segment of B/E Aerospace, we take advantage of B/E Aerospace's size and purchasing power in procuring certain goods and services such as insurance, professional fees, healthcare benefits, and technology such as computer software licenses. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the spin-off. We also rely on B/E Aerospace to provide various financial, administrative and other corporate services. B/E Aerospace will continue to provide certain of these services on a short-term transitional basis after the spin-off. However, we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We may not be able to replace the services provided by B/E Aerospace in a timely manner or on terms and conditions as favorable as those we receive from B/E Aerospace. If functions previously performed by B/E Aerospace cost us more than the amounts reflected in our historical financial statements, our profitability could decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from B/E Aerospace.

        The loss of financial support from B/E Aerospace could harm our ability to meet our capital needs. B/E Aerospace can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through accessing the capital markets or bank financing, and not from B/E Aerospace. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from B/E Aerospace.

We expect to incur new indebtedness in connection with the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our financial position, results of operations and cash flows.

        We intend to enter into certain financing arrangements prior to or concurrently with the spin-off. Additionally, following the spin-off we expect to pursue a high-growth model through strategic acquisitions which may require us to incur even more debt.

        Our ability to make payments on and refinance our indebtedness, including the debt incurred in connection with the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot service our debt or repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the aerospace consumables and oilfield services industries could be impaired. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, then we and/or B/E Aerospace and our shareholders could be subject to significant tax liabilities.

        B/E Aerospace has not requested a private letter ruling from the IRS in respect of the distribution because in 2013 the IRS announced in public guidance that it generally will no longer issue private letter rulings to the effect that, for U.S. federal income tax purposes, a spin-off transaction (similar to the distribution together with certain related transactions) will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The distribution is, however, conditioned upon, among other matters, B/E Aerospace's receipt of an opinion of Shearman & Sterling LLP, which shall remain in full force and effect at the time of distribution, to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. B/E Aerospace expects to receive an opinion from Shearman & Sterling LLP to the effect that the distribution, together with certain related transactions, will so qualify. The opinion relies on certain representations, assumptions, undertakings and covenants, and the conclusions set forth in the opinion may be adversely affected if one or more of the representations and assumptions is incorrect or one or more of the undertakings and covenants is not complied with. These representations, assumptions, undertakings and covenants are expected to relate to, among other things, B/E Aerospace's business reasons for proceeding with the distribution, the past and future conduct of our businesses and those of B/E Aerospace, the historical ownership and capital structures of B/E Aerospace and our and B/E Aerospace's current plans and intentions to not materially modify our or B/E Aerospace's respective ownership and capital structures following the distribution. Notwithstanding the opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions, undertakings or covenants upon which the opinion relied is incorrect or has not been completed or complied with or if it disagrees with the conclusions in the tax opinion. For more information regarding the tax opinion, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement.

        If the distribution fails to qualify for tax-free treatment, B/E Aerospace would be subject to tax on gain, if any, as if it had sold our common stock in a taxable sale for its fair market value at the time of the distribution. In addition, if the distribution fails to qualify for tax-free treatment, each of our initial public shareholders would be treated as if the shareholder had received a distribution from B/E Aerospace in an amount equal to the fair market value of our common stock that was distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder's pro rata share of B/E Aerospace's current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder's basis in the B/E Aerospace common stock and finally as capital gain from the sale or exchange of B/E Aerospace common stock. Furthermore, even if the distribution were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to B/E Aerospace (but not to B/E Aerospace's shareholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in B/E Aerospace or us. For this purpose, any acquisitions of B/E Aerospace stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or B/E Aerospace may be able to rebut that presumption, including through the use of certain safe harbors contained in U.S. Treasury Regulations under Section 355(e) of the Code. For a more detailed discussion, see the section entitled "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement.

        Under the Tax Sharing and Indemnification Agreement between B/E Aerospace and us, we would generally be required to indemnify B/E Aerospace against any tax resulting from the distribution to the extent that such tax resulted from any of the following events (among others): (1) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (2) any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in us, (3) certain other actions or failures to act by us, or (4) any breach by us of certain of our representations or covenants. For a more detailed discussion, see the section entitled "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off—Tax Sharing and Indemnification Agreement" included elsewhere in this information statement. Our indemnification obligations to B/E Aerospace and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify B/E Aerospace or such other persons under the circumstances set forth in the Tax Sharing and Indemnification Agreement, we could be subject to substantial liabilities.

We may be unable to make, on a timely basis, the changes necessary to operate as an independent, publicly-owned company.

        As a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports about our business and financial condition. Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. We will implement additional procedures and processes to address the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our financial position, results of operations or cash flows. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

We do not have an operating history as an independent company and our historical and pro forma financial information may not be a reliable indicator of our future results.

        The historical financial information we have included in this information statement has been derived from B/E Aerospace's consolidated financial statements and accounting records and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. B/E Aerospace did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the historical information may not be indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure and increased costs associated with becoming a public, stand-alone company.

        Additionally, in preparing our unaudited pro forma condensed financial information, we based the pro forma adjustments on available information and assumptions that we believe are reasonable and factually supportable; however, our assumptions may prove not to be accurate. Also, our unaudited pro forma condensed financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma condensed financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Financial Statements" and our historical audited combined financial statements and the notes to those statements included elsewhere in this information statement.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

        The spin-off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including, without limitation, a trustee or debtor-in-possession in a bankruptcy by us or B/E Aerospace or any of our respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including, without limitation, voiding our claims against B/E Aerospace, requiring our shareholders to return to B/E Aerospace some or all of the shares of our common stock issued in the spin-off, or providing B/E Aerospace with a claim for money damages against us in an amount equal to the difference between the consideration received by B/E Aerospace and the fair market value of our company at the time of the spin-off.

        The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, B/E Aerospace or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off.

        The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may only pay dividends to its shareholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although B/E Aerospace intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to B/E Aerospace shareholders was unlawful.

        The B/E Aerospace board of directors expects that B/E Aerospace and KLX each will be solvent at the time of the spin-off (including immediately after the distribution of shares of KLX common stock), will be able to repay its debts as they mature following the spin-off and will have sufficient capital to carry on its businesses and the spin-off and the distribution will be made entirely out of surplus in accordance with Section 170 of the DGCL. The expectations of the B/E Aerospace board of directors in this regard are based on a number of assumptions, including its expectations as to the post-spin-off operating performance and cash flow of each of B/E Aerospace and KLX and its analysis of the post-spin-off assets and liabilities of each company. We cannot assure you, however, that a court would reach the same conclusions as B/E Aerospace's board of directors in determining whether

B/E Aerospace or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to B/E Aerospace's shareholders.

A court could require that we assume responsibility for obligations allocated to B/E Aerospace under the Separation and Distribution Agreement.

        Under the Separation and Distribution Agreement, from and after the spin-off, each of B/E Aerospace and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to B/E Aerospace (including, for example, environmental liabilities), particularly if B/E Aerospace were to refuse or were unable to pay or perform the allocated obligations. See "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off—Separation and Distribution Agreement."

We might have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with B/E Aerospace.

        The agreements related to the spin-off, including the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Sharing and Indemnification Agreement, the Transition Services Agreement, the IT Services Agreement and any other agreements, will be negotiated in the context of our separation from B/E Aerospace while we are still part of B/E Aerospace. Although these agreements are intended to be on an arm's-length basis, they may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation concern, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among B/E Aerospace and us. See "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off" for more detail.

After the spin-off, certain of our executive officers and directors may have actual or potential conflicts of interest because of their current or former positions in B/E Aerospace or their ownership of B/E Aerospace equity.

        Certain of the persons who will be our executive officers and directors will be former directors, officers or employees of B/E Aerospace and thus have professional relationships with B/E Aerospace's executive officers and directors. Three of our directors, including our Chairman and Chief Executive Officer, will continue to serve on the board of directors of B/E Aerospace following the spin-off. Our Chairman and Chief Executive Officer will continue to chair the board of directors of B/E Aerospace and will also serve as its Executive Chairman following the spin-off. In addition, several of our executive officers and directors have a financial interest in B/E Aerospace as a result of their ownership of B/E Aerospace stock and restricted stock. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers face decisions that could have different implications for B/E Aerospace than for us.

After the spin-off, B/E Aerospace's insurers may deny coverage to us for losses associated with occurrences prior to the spin-off.

        In connection with the separation, we will enter into agreements with B/E Aerospace to address several matters associated with the spin-off, including insurance coverage. See "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off." After the spin-off, B/E Aerospace's insurers may deny coverage to us for losses associated with occurrences prior to the spin-off. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage.

Risks Relating to Our Common Stock

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off. If the price of our common stock fluctuates significantly following the spin-off, stockholders could incur substantial losses of any investment in our common stock.

        There currently is no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The price of our common stock could fluctuate widely in response to:

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  our quarterly operating results;

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  changes in earnings estimates by securities analysts;

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  changes in our business;

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  changes in the market's perception of our business;

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  changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

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  changes in airline industry or business jet industry conditions;

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  delays in new aircraft certification, production or order rates;

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  changes in oil and gas prices or the E&P industry;

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  changes in our key personnel;

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  changes in general market or economic conditions; and

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  changes in the legislative or regulatory environment.

        In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our stock price.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

        The shares of our common stock that B/E Aerospace distributes to its shareholders may be sold immediately in the public market. B/E Aerospace shareholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

        We do not currently intend to pay dividends. Our dividend policy will be established by our Board based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing debt that we incur in connection with the spin-off or in the future may limit or prohibit the payments of dividends. For more information, see "Dividend Policy." We cannot assure you that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends.

        Additionally, our indebtedness could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our Board's ability to declare dividends on our common stock will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing any proposed dividends. We cannot assure you that we will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of our debt or our other credit and contractual arrangements.

Certain provisions that our amended and restated certificate of incorporation and amended and restated bylaws will contain, certain provisions of Delaware law and our agreements with B/E Aerospace may prevent or delay an acquisition of our Company or other strategic transactions, which could decrease the trading price of our common stock.

        Prior to the distribution date, our Board and B/E Aerospace, as our sole stockholder, will approve and adopt amended and restated versions of our certificate of incorporation and bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, among others:

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  the inability of our stockholders to call a special meeting;

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  rules regarding how stockholders may present proposals or nominate directors for election at annual meetings;

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  the division of our Board into three classes of directors, with each class serving a staggered three-year term;

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  a provision that our stockholders may only remove directors with cause and by the affirmative vote of at least at least 66 2/3 percent of our voting stock;

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  the ability of our directors, and not stockholders, to fill vacancies on our Board; and

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  the requirement of the affirmative vote of stockholders holding at least 66 2/3 percent of our voting stock to amend our amended and restated bylaws and certain provisions in our amended and restated certificate of incorporation, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the Board and provisions providing for the removal of directors.

        In addition, because we have not chosen to be exempt from Section 203 of the DGCL, this provision could also delay or prevent a change of control that some stockholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation's outstanding voting stock.

        We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our Company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See "Description of Capital Stock" for a more detailed description of these provisions.

        Provisions in our agreements with B/E Aerospace may also delay or prevent a merger or acquisition that some stockholders may consider favorable. To preserve the tax free treatment to B/E Aerospace of the distribution and certain related transactions, under the Tax Sharing and Indemnification Agreement that we will enter into with B/E Aerospace, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free. Further, for the two-year period following the distribution, we may be prohibited, except in specified circumstances, from: (i) entering into any transaction resulting in an acquisition of our stock or our assets beyond certain thresholds, whether by merger or otherwise; (ii) merging, consolidating or liquidating; (iii) issuing equity securities beyond certain thresholds; (iv) repurchasing our common stock; and (v) ceasing to actively conduct our aerospace consumables and energy technical services businesses. These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled "The Spin Off—Material U.S. Federal Income Tax Consequences of the Distribution" and "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin Off—Tax Sharing and Indemnification Agreement" included elsewhere in this information statement.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We make forward-looking statements throughout this information statement, including in, among others, the sections entitled "Summary," "Risk Factors," "The Spin-Off," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," reflect our current expectations and projections about our future results, performance and prospects. Forward-looking statements include all statements that are not historical in nature or are not current facts. We have tried to identify these forward-looking statements by using forward-looking words including "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could," "will" or the negative of these terms or similar expressions.

        These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance and prospects to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties, assumptions and other factors discussed under "Risk Factors," including the following factors:

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  regulation of and dependence upon the aerospace and energy industries;

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  the cyclical nature of the aerospace and energy industries and the deterioration of general economic conditions;

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  market prices for fuel, oil and natural gas;

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  competitive conditions;

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  legislative or regulatory changes and potential liability under federal and state laws and regulations;

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  risks inherent in international operations, including compliance with anti-corruption laws and regulations of the U.S. government and various international jurisdictions;

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  doing business with the U.S. government;

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  reduction in government military spending;

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  JIT contracts and LTAs having no guarantee of future customer purchase requirements;

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  dependence on suppliers and on third-party package delivery companies;

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  decreases in the rate at which oil or natural gas reserves are discovered or developed;

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  impact of technological advances on the demand for our products and services;

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  delays of customers obtaining permits for their operations;

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  hazards and operational risks that may not be fully covered by insurance;

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  significant backlog that may be deferred or may not be entirely realized;

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  the write-off of a significant portion of intangible assets;

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  the need to obtain additional capital or financing, and the cost of obtaining such capital or financing;

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  limitations that our organizational documents, debt instruments and U.S. federal income tax requirements may have on our financial flexibility, our ability to engage in strategic transactions or our ability to declare and pay cash dividends on our common stock;

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  failure to have the spin-off qualified as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

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  our credit profile;

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  changes in supply and demand of equipment;

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  oilfield anti-indemnity provisions;

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  severe weather;

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  reliance on information technology resources and the inability to implement new technology;

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  increased labor costs or the unavailability of skilled workers;

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  inability to manage inventory;

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  inability to successfully consummate acquisitions or inability to manage potential growth; and

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  inability to achieve some or all of the benefits of the spin-off.

        In light of these risks and uncertainties, you are cautioned not to put undue reliance on any forward-looking statements in this information statement. These statements should be considered only after carefully reading this entire information statement. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this information statement not to occur.

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, the industry data included in this information statement is from the June 2014 issue of the Airline Monitor, June 2014 mid-year report from the IATA, the Current Boeing Market Outlook 2014, the April 2014 report from Spears & Associates, the Aircraft Analytical System ("ACAS") database, or the Airbus or Boeing corporate websites.

        Unless otherwise indicated, market and certain other industry data included in this information statement, including all market share and market size data, are based on estimates of our management. These estimates have been derived from our management's knowledge and experience in the markets in which we operate, as well as information obtained from internal research and surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Although we believe that these sources are generally reliable, we have not independently verified data from these sources or obtained third-party verification of market share data. Data regarding market position and market share within our industry is intended to provide general guidance but is inherently imprecise.

 THE SPIN-OFF

Background

        On November 25, 2014, the board of directors of B/E Aerospace approved the spin-off of KLX from B/E Aerospace, following which we will be an independent, publicly-owned company. To complete the spin-off, B/E Aerospace will, following an internal reorganization, distribute to its shareholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is December 16, 2014. Each holder of B/E Aerospace common stock will receive one share of our common stock for every two shares of B/E Aerospace common stock held on December 5, 2014, the record date.

        Holders of B/E Aerospace common stock will continue to hold their shares in B/E Aerospace. We do not require and are not seeking a vote of B/E Aerospace's shareholders in connection with the spin-off, and B/E Aerospace's shareholders will not have any appraisal rights in connection with the spin-off or the internal reorganization.

        The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, B/E Aerospace has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of B/E Aerospace or its shareholders, or that it is not advisable for us to separate from B/E Aerospace. For a more detailed description, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        B/E Aerospace's board of directors has regularly reviewed the businesses that comprise B/E Aerospace to confirm that its resources are being put to use in a manner that is in the best interests of B/E Aerospace and its shareholders. In reaching the decision to pursue the spin-off, B/E Aerospace's board of directors considered a range of potential structural alternatives for the aerospace solutions and energy technical services business and its manufacturing business, including maintaining all businesses as part of the same consolidated company or selling or merging some of the businesses to or with third parties. In evaluating these alternatives with the goal of enhancing stockholder value, B/E Aerospace's board of directors considered input and advice from members of B/E Aerospace management and other advisors/parties. As part of this evaluation, the board of directors of B/E Aerospace considered a number of factors, including the strategic clarity and flexibility for the ASG and ESG businesses, on the one hand, and B/E Aerospace's manufacturing business, on the other hand, after the spin-off, the ability of KLX and B/E Aerospace to compete and operate efficiently and effectively (including the ability of KLX to retain and attract management talent) after the spin-off, the financial profile of each company, the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

        As a result of this evaluation, B/E Aerospace's board of directors determined that proceeding with the spin-off would be in the best interests of B/E Aerospace and its shareholders.

        B/E Aerospace's board of directors considered the following potential benefits of the spin-off:

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  Strategic Focus and Clarity.  Following the spin-off, B/E Aerospace and KLX each will have a simplified, more focused business and will be better able to dedicate resources to pursue unique growth opportunities and execute strategic plans best suited to their respective business and customers. KLX will be well positioned to pursue value creation strategies in the distribution business through, for example, diversifying product portfolios and geographic expansion, and B/E Aerospace will be well positioned to focus on the manufacturing business, research and development and further innovation in its product offerings. Furthermore, the spin-off will allow management of each independent company to concentrate its time and attention on the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies, particular market segments, customers and core businesses.

  •
  Business Appropriate Allocation of Capital.  The spin-off will permit each of B/E Aerospace and KLX to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more company specific allocation of capital.

  •
  Strategic Flexibility.  The spin-off will provide each independent company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by considerations of the potential impact on the businesses of the other company; and allow each company to affect future acquisitions utilizing its own stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its business.

  •
  Investor Choice.  The spin-off will provide investors in each company with a more targeted investment opportunity with different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

        B/E Aerospace's board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the following:

  •
  One-Time and Ongoing Costs of the Spin-Off:  KLX will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, legal and other professional fees; compensation, such as modifications to certain bonus awards, upon completion of the separation; recruiting and relocation costs associated with hiring key senior management personnel new to the Company; costs related to establishing a new brand in the marketplace; and costs associated with the eventual separation of information systems. In addition, B/E Aerospace will incur costs in connection with the refinancing of B/E Aerospace's existing indebtedness, including prepayment premiums and bank fees.

  •
  Potential Effect on Debt Servicing Costs.  The smaller relative size of the remaining B/E Aerospace and KLX as compared to B/E Aerospace prior to the spin-off may adversely affect the liquidity in the debt issued by both companies to capitalize KLX and to refinance B/E Aerospace's existing debt in connection with the spin-off. Lower liquidity would tend to increase debt servicing costs, thus potentially reducing the benefits associated with a more tailored capital structure.

  •
  Uncertainty of Shareholder Reaction.  As in the case of other spin-offs, during the initial period following the spin-off, the market price of KLX's common stock may fluctuate, depending on many factors, some of which may be beyond KLX's control, including the sale of our shares by some B/E Aerospace shareholders after the distribution because KLX's business profile or market capitalization may not fit their investment objectives.

        Notwithstanding these considerations, however, B/E Aerospace's board of directors determined that the potential benefits of the spin-off outweighed these negative factors.

        The foregoing discussion is not intended to be exhaustive, but we believe it addresses the material information and factors considered by the B/E Aerospace board of directors in its consideration of the spin-off, including factors that may support the spin-off, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the B/E Aerospace board of directors did not find it practicable to quantify or otherwise assign relative weights to the factors considered in reaching its determination.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and B/E Aerospace.

  Internal Reorganization

        Prior to the distribution, as described under "—Distribution of Shares of Our Common Stock," B/E Aerospace will complete an internal reorganization. Following the reorganization, which is a condition to the spin-off, KLX will own all the operations comprising and the companies that conduct B/E Aerospace's aerospace consumables and energy technical services businesses. The reorganization will include various restructuring transactions in preparation for the spin-off, including restructuring transactions involving the non-U.S. subsidiaries of B/E Aerospace that conduct its aerospace consumables business.

  Distribution of Shares of Our Common Stock

        Under the Separation and Distribution Agreement, the distribution will be effective as of 11:59 p.m., Eastern time, on December 16, 2014, the distribution date. As a result of the spin-off, on the distribution date, each holder of B/E Aerospace common stock will receive one share of our common stock for every two shares of B/E Aerospace common stock that the shareholder owns as of the record date. In order to receive shares of our common stock in the spin-off, a B/E Aerospace shareholder must be a shareholder at the close of business of NASDAQ on December 5, 2014, the record date.

        On the distribution date, B/E Aerospace will release the shares of our KLX common stock to our distribution agent to distribute to B/E Aerospace shareholders as of the record date. Our distribution agent will establish book-entry accounts for record holders of B/E Aerospace common stock and credit to such accounts the shares of our common stock distributed to such holders. Our distribution agent will send these shareholders, including any registered holder of shares of B/E Aerospace common stock represented by physical share certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records that does not use physical stock certificates. For shareholders who own B/E Aerospace common stock through a broker or other nominee, their broker or nominee will credit their shares of our common stock to their accounts. We expect that it will take the distribution agent up to one week to electronically issue shares of our common stock to B/E Aerospace shareholders or their bank or brokerage firm by way of direct registration in book-entry form. Any delay in the electronic issuance of KLX shares by the distribution agent will not affect trading in KLX common stock. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, shareholders who hold shares in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

        B/E Aerospace shareholders will not be required to make any payment or surrender or exchange their shares of B/E Aerospace common stock or take any other action to receive their shares of our common stock.

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of our common stock to B/E Aerospace shareholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to B/E Aerospace shareholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent will, in its sole discretion, without any influence by B/E Aerospace or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either B/E Aerospace or us. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, as described in more detail under "—Material U.S. Federal Income Tax Consequences of the Distribution."

Material U.S. Federal Income Tax Consequences of the Distribution

        The following is a summary of the material U.S. federal income tax consequences relating to the distribution by B/E Aerospace. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to B/E Aerospace shareholders in light of their particular circumstances, nor does it address the consequences to B/E Aerospace shareholders subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, banks, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their stock as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their stock upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those B/E Aerospace shareholders who do not hold their B/E Aerospace common stock as a capital asset. Finally, this summary does not address any U.S. federal taxes other than U.S. federal income tax, and does not discuss any state, local or foreign tax consequences. B/E AEROSPACE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

        B/E Aerospace has not requested a private letter ruling from the IRS in respect of the distribution because in 2013 the IRS announced in public guidance that it generally will no longer issue private letter rulings to the effect that, for U.S. federal income tax purposes, a spin-off transaction (similar to the distribution together with certain related transactions) will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. However, the distribution is conditioned upon, among other matters, B/E Aerospace's receipt of an opinion from Shearman & Sterling LLP to the effect that (1) the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, (2) the distribution generally will not result in any taxable income, gain or loss to B/E Aerospace, and (3) no gain or loss will be recognized by (and no amount will be included in the income of) B/E Aerospace shareholders upon their receipt of KLX common stock in the distribution, except with respect to cash received in lieu of fractional shares. B/E Aerospace expects to receive an opinion from Shearman & Sterling LLP to the effect that the distribution, together with certain related transactions, will so qualify. The opinion will be based on, among other things, certain representations, assumptions, undertakings and covenants made by B/E Aerospace and us, which if incorrect, not completed or not complied with may adversely affect the conclusions reached by Shearman & Sterling LLP in its opinion. These representations, assumptions, undertakings and covenants are expected to relate to, among other things, (i) B/E Aerospace's business reasons for proceeding with the distribution, (ii) the nature and value of the assets to be contributed to us by B/E Aerospace in connection with the distribution and the assets to remain with B/E Aerospace, (iii) the nature and amount of any indebtedness maintained by us and by B/E Aerospace before and after the distribution, (iv) B/E Aerospace's historical active conduct of our businesses and the businesses to remain with B/E Aerospace and B/E Aerospace's and our current plans and intentions to continue the active conduct of such businesses, and (v) B/E Aerospace's historical ownership and capital structures, and our and B/E Aerospace's current plans and intentions to not materially modify our and B/E Aerospace's respective ownership and capital structures following the distribution. The opinion will not be binding on the IRS or the courts.

        A result of the distribution qualifying as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as discussed above, would be that: (1) the aggregate basis of the B/E Aerospace common stock and the KLX common stock (including any fractional shares of KLX common stock for which cash is received) in the hands of each B/E Aerospace shareholder after the distribution will equal the aggregate basis of B/E Aerospace common stock held by the shareholder immediately before the distribution, allocated between the B/E Aerospace common stock and the KLX common stock (including any fractional shares of KLX common stock for which cash is received) in proportion to the relative fair market value of each immediately following the distribution, and (2) the holding period of the KLX common stock received by each B/E Aerospace shareholder (including any fractional shares of KLX common stock for which cash is received) will include the holding period at the time of the distribution for the B/E Aerospace common stock on which the distribution is made, provided that the B/E Aerospace common stock is held as a capital asset on the date of the distribution.

        Notwithstanding receipt by B/E Aerospace of the opinion of Shearman & Sterling LLP, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, our initial public shareholders and B/E Aerospace could be subject to significant U.S. federal income tax liabilities. In general, B/E Aerospace would be subject to tax on gain, if any, as if it had sold our common stock in a taxable sale for its fair market value at the time of the distribution. In addition, each of our initial public shareholders would be treated as if the shareholder had received a distribution from B/E Aerospace in an amount equal to the fair market value of our common stock that was distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder's pro rata share of B/E Aerospace's current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the shareholder's basis in the B/E Aerospace common stock and finally as capital gain from the sale or exchange of B/E Aerospace common stock. Furthermore, even if the distribution were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to B/E Aerospace (but not to B/E Aerospace's shareholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in B/E Aerospace or us. For this purpose, any acquisitions of B/E Aerospace stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or B/E Aerospace may be able to rebut that presumption, including through the use of certain safe harbors contained in U.S. Treasury Regulations under Section 355(e) of the Code.

        We and B/E Aerospace will enter into a Tax Sharing and Indemnification Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Sharing and Indemnification Agreement, in the event the distribution and certain related transactions were to fail to qualify for tax-free treatment for U.S.

federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure was the result of actions taken by B/E Aerospace or us, the party responsible for such failure would be responsible for all taxes imposed on B/E Aerospace to the extent that such taxes result from such actions. However, if such failure was the result of any acquisition of our stock, we may be responsible for all taxes imposed on B/E Aerospace as a result of such acquisition. In addition, if the distribution and/or certain related transactions fail to qualify as tax-free transactions for reasons other than those for which B/E Aerospace or ourselves would be responsible for pursuant to the indemnification provisions in the Tax Sharing and Indemnification Agreement, we expect to be responsible for a portion of the liability for any taxes imposed on B/E Aerospace in respect of the distribution and such related transactions based on a predetermined metric. Further, under certain circumstances, if the distribution and certain related transactions become taxable to B/E Aerospace, we may be required to reimburse B/E Aerospace for certain costs on account of any resulting tax benefits to us. For a more detailed discussion, see the section entitled "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Relating to the Spin-Off—Tax Sharing and Indemnification Agreement" included elsewhere in this information statement. Our indemnification obligations to B/E Aerospace and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify B/E Aerospace and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Sharing and Indemnification Agreement, we may be subject to substantial liabilities.

        B/E Aerospace may incur some tax cost in connection with the distribution (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and state, local and foreign tax rules, on the other) or the related restructuring of its foreign operations, whether or not the distribution qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code and, under the Tax Sharing and Indemnification Agreement, we expect to be responsible for a portion of those taxes.

        U.S. Treasury regulations require certain shareholders that receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. U.S. Treasury regulations also generally provide that if a B/E Aerospace shareholder holds different blocks of B/E Aerospace common stock (generally shares of B/E Aerospace common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of B/E Aerospace common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of KLX common stock received in the distribution in respect of such block of B/E Aerospace common stock and such block of B/E Aerospace common stock, in proportion to their respective fair market values, and the holding period of the shares of KLX common stock received in the distribution in respect of such block of B/E Aerospace common stock will include the holding period of such block of B/E Aerospace common stock, provided that such block of B/E Aerospace common stock was held as a capital asset on the date of the distribution. If a B/E Aerospace common stockholder is not able to identify which particular shares of KLX common stock are received in the distribution with respect to a particular block of B/E Aerospace common stock, for purposes of applying the rules described above, the stockholder may designate which shares of KLX common stock are received in the distribution in respect of a particular block of B/E Aerospace common stock, provided that such designation is consistent with the terms of the distribution. Holders of B/E Aerospace common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR

THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH B/E AEROSPACE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Results of the Spin-Off

        After the spin-off, we will be an independent, publicly-owned company. Immediately following the spin-off, we expect to have approximately 1,700 record holders of shares of our common stock and approximately 52,652,752 shares of our common stock outstanding, based on the number of shareholders of record and outstanding shares of B/E Aerospace common stock on October 23, 2014. The figures assume no exercise of outstanding options and exclude any shares of B/E Aerospace common stock held directly or indirectly by B/E Aerospace. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of B/E Aerospace options and repurchase by B/E Aerospace of B/E Aerospace shares between the date the B/E Aerospace board of directors declares the dividend for the distribution and the record date for the distribution.

        For information about options to purchase shares of our common stock that will be outstanding after the distribution, see "—Treatment of Equity Awards" and "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off—Employee Matters Agreement."

        Before the spin-off, we will enter into several agreements with B/E Aerospace to effect the spin-off and provide a framework for our relationship with B/E Aerospace after the spin-off. These agreements will govern the relationship between us and B/E Aerospace after completion of the spin-off and provide for the allocation between us and B/E Aerospace of B/E Aerospace's assets, liabilities and obligations. For a more detailed description of these agreements, see "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off."

Trading Market for Our Common Stock

        There is no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a "when-issued" basis beginning on or shortly before the record date and continuing through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of B/E Aerospace common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the spin-off. You may trade this entitlement to receive shares of our common stock, without the shares of B/E Aerospace common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading of our common stock will end and "regular-way" trading will begin. We have applied for authorization to list KLX common stock on NASDAQ under the ticker symbol "KLXI." A condition to the distribution is the listing of our common stock on NASDAQ or another national securities exchange approved by B/E Aerospace. We will announce our when-issued trading symbol when and if it becomes available.

        We also anticipate that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in B/E Aerospace common stock: a "regular-way" market and an "ex-distribution" market. Shares of B/E Aerospace common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of B/E Aerospace common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of B/E Aerospace common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will not be selling the right to receive shares of our common stock in connection with the spin-off and you will still receive such shares of our common stock.

        We cannot predict the prices at which our common stock may trade before the spin-off on a "when-issued" basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Trading prices for our common stock may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the aerospace consumables and energy technical services industries, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some of the factors that may adversely affect the market price of our common stock. See "Risk Factors—Risks Relating to Our Common Stock" for further discussion of risks relating to the trading prices of our common stock.

Treatment of Equity Awards

        B/E Aerospace has outstanding equity awards relating to its common stock in the form of restricted stock units and restricted stock granted under the 2005 Long-Term Incentive Plan. In addition, B/E Aerospace directors hold deferred share units under the Amended and Restated Non-Employee Directors Stock and Deferred Compensation Plan. Pursuant to the Employee Matters Agreement between us and B/E Aerospace, B/E Aerospace will continue to maintain the 2005 Long-Term Incentive Plan, the Amended and Restated Non-Employee Directors Stock and Deferred Compensation Plan on and after the distribution date, and we will establish a separate stock compensation plan (the "KLX Stock Plan").

        We anticipate that the outstanding B/E Aerospace equity awards held by employees who will transfer employment to KLX will be converted to equity awards with respect to KLX common stock and the outstanding B/E Aerospace equity awards held by employees who will continue employment with B/E Aerospace will remain equity awards with respect to B/E Aerospace common stock and will be equitably adjusted. At or following the distribution, each outstanding time-based restricted stock award, restricted stock unit and deferred share unit that is held by a continuing B/E Aerospace employee or a continuing B/E Aerospace non-employee director will continue as a B/E Aerospace restricted stock award, restricted stock unit or deferred share unit, as applicable, each appropriately adjusted to preserve the intrinsic value of the original award as of the distribution date. Each outstanding time-based B/E Aerospace restricted stock award and restricted stock unit held by a B/E Aerospace employee who will become a KLX employee after completion of the distribution will be converted into a similar KLX restricted stock award or restricted stock unit, as applicable, each appropriately adjusted to preserve the intrinsic value of the original award. Generally, each time-based B/E Aerospace equity award will be subject to the same terms and conditions as were in effect prior to the distribution. Performance-based vesting equity awards will also be adjusted, and, if applicable, assumed and converted in the same manner as described above, and will remain subject to the same terms and conditions as were in effect prior to the distribution, except that performance goals for any portion of the performance period after the distribution will be set by the KLX Compensation Committee for employees transferring to KLX and by the B/E Aerospace Compensation Committee for

employees continuing employment with B/E. All outstanding equity awards held by Amin Khoury will be treated as though Mr. Khoury were solely an employee of B/E Aerospace following the distribution.

        See "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off—Employee Matters Agreement" for more information.

Debt Incurrence

        We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1.2 billion by an issuance of senior unsecured notes, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million after transaction costs. B/E Aerospace will use the funds so received, together with funds B/E Aerospace expects to raise through new borrowing, to retire all or substantially all of B/E Aerospace's existing indebtedness and pay related fees and expenses. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. B/E Aerospace's board of directors has determined that this will result in each company being capitalized in a manner that is most appropriate given its particular business, strategy and cash flow profile.

Conditions to the Spin-Off

        We expect that the spin-off will be effective as of 11:59 p.m., Eastern time, on December 16, 2014, the distribution date, provided that the following conditions shall have been either satisfied or waived by B/E Aerospace:

  •
  the board of directors of B/E Aerospace, in its sole and absolute discretion, shall have authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to B/E Aerospace shareholders;

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  the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

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  our registration statement on Form 10, of which this information statement is a part, shall have become effective under the Exchange Act, no stop order suspending that effectiveness shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

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  our common stock shall have been accepted for listing on NASDAQ or another national securities exchange approved by B/E Aerospace, subject to official notice of issuance;

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  the transfer of the aerospace consumables and energy technical services businesses to KLX (including the internal reorganization (as described in "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization"), the issuance of KLX stock to B/E Aerospace and the payment by KLX of the cash proceeds contemplated to be paid to B/E Aerospace shall have been completed;

  •
  B/E Aerospace shall have received an opinion of Shearman & Sterling LLP, which shall remain in full force and effect at the time of distribution, to the effect that the distribution, together with certain related transactions, will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such opinion shall be in form and substance satisfactory to B/E Aerospace, in its sole discretion;

  •
  this information statement shall have been mailed to the B/E Aerospace shareholders;

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  KLX's amended and restated certificate of incorporation and bylaws, each in the form filed as exhibits to the Form 10 of which this information statement is a part, shall be in effect;

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  KLX's board of directors shall consist of the individuals identified in this information statement as directors of KLX;

  •
  arrangements shall have been made to ensure that, except for Amin Khoury, no individual who will be an officer or employee of KLX or any of its subsidiaries immediately following the distribution will remain a director, officer or employee of B/E Aerospace or any of its non-KLX subsidiaries immediately following the distribution, and, except for Amin Khoury, no individual who will be an officer or employee of B/E Aerospace or any of its non-KLX subsidiaries immediately following the distribution will remain an officer or director of KLX or any of its subsidiaries immediately following the distribution;

  •
  any debt financing contemplated to be obtained in connection with the spin-off shall have been obtained and be in full force and effect;

  •
  no order, injunction or decree of any governmental authority of competent jurisdiction that would prevent the consummation of the distribution shall be in effect, no other legal restraint or prohibition preventing consummation of the distribution shall be in effect and no other event outside the control of B/E Aerospace shall have occurred or failed to occur that would prevent the consummation of the distribution;

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  any material governmental approvals and other consents necessary to consummate the spin-off shall have been obtained; and

  •
  no event or development shall have occurred prior to the distribution that, in the judgment of the board of directors of B/E Aerospace, would result in the distribution having a material adverse effect on B/E Aerospace or its shareholders.

        The fulfillment of the foregoing conditions will not create any obligation on B/E Aerospace's part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. B/E Aerospace has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of B/E Aerospace determines, in its sole discretion, that the spin-off is not in the best interests of B/E Aerospace or its shareholders or that it is not advisable for us to separate from B/E Aerospace.

Reason for Furnishing this Information Statement

        We are furnishing this information statement to you, as a B/E Aerospace shareholder entitled to receive shares of our common stock in the spin-off, for the sole purpose of providing you with information about us. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither B/E Aerospace nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

        We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. We anticipate that the terms of the debt agreements that we expect to enter into in connection with the spin-off will contain restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. Accordingly, we cannot assure you that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

 CAPITALIZATION

        The following table presents our cash and cash equivalents and capitalization as of September 30, 2014 on a historical basis and on a pro forma basis as of that date reflecting the spin-off and the related transactions and events described in this information statement as if the spin-off and the related transactions and events had occurred on September 30, 2014.

        The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date or our future capitalization or financial condition.

        You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and accompanying notes included elsewhere in this information statement.

	As of September 30, 2014
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents(1)	$37.2	$466.2

Indebtedness:
Senior unsecured notes	—	$1,200.0
Secured revolving credit facility	—	—

Total indebtedness	—	1,200.0

Equity:
Parent company investment	3,375.8	—
Accumulated other comprehensive income	14.1	—
Common stock(2)	—	0.5
Additional paid-in capital(2)	—	2,639.4

Total equity	3,389.9	2,639.9

Total capitalization	$3,389.9	$3,839.9

(1)
Cash and cash equivalents is expected to increase by $429.0 million as a result of the proceeds from the issuance of $1,200.0 million of senior unsecured notes net of a distribution of $750 million to B/E Aerospace and $21.0 million of debt issuance costs.

(2)
For purposes of pro forma presentation, we assumed approximately 53 million shares of KLX Inc. common stock were issued at a par value of $0.01 per share determined using the one-to-two distribution ratio to Parent's 105.9 million common shares outstanding at September 30, 2014. Additional paid-in capital of $2,639.4 million resulted from the elimination of approximately $3,389.9 million of parent company equity and accumulated other comprehensive income offset by the distribution of $750 million to B/E Aerospace and the $0.5 million of common stock discussed previously.

        KLX has not yet finalized its post-spin-off capitalization. The above pro forma financial information reflects our estimated post-spin-off capitalization. We currently expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1,200.0 million by an issuance of senior unsecured notes, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million after transaction costs. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. We also expect to establish a $500 million secured revolving credit facility for general corporate purposes, none of which is expected to be outstanding on the distribution date. We cannot assure you that we will be able to enter into this new secured revolving credit facility on favorable terms or at all.

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following tables present a summary of selected historical combined financial data for the periods indicated below. We derived the selected historical condensed combined statements of earnings data for the nine months ended September 30, 2014 and 2013 and the balance sheet data as of September 30, 2014 from our unaudited condensed combined financial statements included elsewhere in this information statement. We derived the selected historical condensed combined balance sheet data as of September 30, 2013 from our unaudited condensed combined balance sheets that are not included in this information statement. We derived the selected historical combined financial data as of December 31, 2013 and 2012, and for each of the fiscal years in the three-year period ended December 31, 2013, from our audited combined financial statements included elsewhere in this information statement. We derived the selected historical combined financial data as of December 31, 2011, and as of and for the fiscal years ended December 31, 2010 and 2009, from B/E Aerospace's accounting records. In our management's opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. The selected historical condensed combined financial data as of and for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of the results that may be obtained for a full year.

        The historical combined statements of earnings and comprehensive income reflect allocations of general corporate expenses from B/E Aerospace including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Our management and the management of B/E Aerospace consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to KLX. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

        The financial statements included in this information statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

        In presenting the financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," included elsewhere in this information statement for detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

        The following selected historical financial and other data should be read in conjunction with "Capitalization," "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related

Party Transactions" and our audited and unaudited combined financial statements and related notes included elsewhere in this information statement.

	Year Ended December 31,					Nine-Month Period Ended September 30,
	2013	2012	2011	2010	2009	2014		2013
	(in millions)					(in millions)
Statements of Earnings Data:
Revenues	$1,291.6	$1,180.7	$947.3	$778.4	$798.5	$1,255.0		$967.2
Cost of sales	872.8	803.5	635.9	510.4	539.0	872.6		650.8
Selling, general and administrative	180.3	159.3	129.4	114.8	108.4	167.5	(1)	131.4

Operating earnings	238.5	217.9	182.0	153.2	151.1	214.9	(1)	185.0
Operating margin	18.5%	18.5%	19.2%	19.7%	18.9%	17.1%		19.1%
Other (income) expense, net	(1.0)	0.2	(3.8)	2.1	—	(0.3)		(0.9)

Earnings before income taxes	239.5	217.7	185.8	151.1	151.1	215.2		185.9
Income tax expense	89.1	80.8	69.3	55.6	55.9	94.5		69.2

Net earnings	$150.4	$136.9	$116.5	$95.5	$95.2	120.7		116.7

Balance Sheet Data (end of period):
Working capital	$1,366.1	$1,300.3	$1,080.5	$1,056.7	$907.3	$1,375.3		$1,391.2
Goodwill, intangible and other assets, net	1,417.6	1,349.4	768.4	763.5	692.6	1,806.8		1,382.7
Total assets	3,064.0	2,845.9	2,017.5	1,976.2	1,716.8	3,824.2		3,033.8
Stockholders' equity	2,798.7	2,635.5	1,878.0	1,864.8	1,611.3	3,389.9		2,823.9
Other Data:
Depreciation and amortization	$27.8	$22.8	$16.9	$14.7	$13.7	$47.3		$19.8

(1)
Includes approximately $16.3 of business separation and acquisition-related costs ($14.0 in 2013).

 UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial statements (together with the related notes) should be read in conjunction with the sections entitled "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," our historical annual and interim combined financial statements and accompanying notes included elsewhere within this information statement.

        The unaudited pro forma combined financial statements set forth below are based on and have been derived from our historical annual and interim combined financial statements, including the unaudited combined balance sheet as of September 30, 2014, the unaudited combined statement of earnings and comprehensive income for the nine months ended September 30, 2014, and the audited combined statement of earnings and comprehensive income for the fiscal year ended December 31, 2013, which are included elsewhere within this information statement. Our historical combined financial statements include allocations of certain expenses from B/E Aerospace, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, corporate governance activities and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as an independent, public company, and do not include certain additional costs we may incur as an independent public company.

        The unaudited pro forma combined statements of earnings for the nine months ended September 30, 2014 and the fiscal year ended December 31, 2013 give effect to the spin-off as if it had occurred on January 1, 2013. The unaudited pro forma combined balance sheet gives effect to the spin-off as if it had occurred on September 30, 2014. In management's opinion, the unaudited pro forma combined financial statements reflect adjustments that are both necessary to present fairly the unaudited pro forma combined statement of earnings and the unaudited combined financial position of our business as of and for the periods indicated and that the pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from B/E Aerospace, and for purposes of the statements of earnings, are expected to have a continuing impact on us.

        The unaudited pro forma combined financial statements are not necessarily indicative of what our results from operations or financial position would have been had the spin-off occurred on the dates indicated. The unaudited pro forma combined financial statements also should not be considered indicative of our future results of operations or financial position as an independent, public company.

        The following unaudited pro forma combined statement of earnings and unaudited pro forma combined balance sheet give pro forma effect to the following:

  •
  the completion by B/E Aerospace of an internal reorganization and a contribution to KLX, as a result of which we will own, directly or indirectly, the operations comprising and the entities that conduct B/E Aerospace's aerospace consumables and energy technical services businesses, including all liabilities of such businesses at the distribution date;

  •
  the distribution of our common stock to B/E Aerospace shareholders (assuming a one to two distribution ratio); and

  •
  our incurrence of $1.2 billion of indebtedness by an issuance of senior unsecured notes and the distribution of $750 million of the net proceeds related thereto to B/E Aerospace.

        As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the recurring costs expected to be incurred annually are approximately $20 million higher than the expenses historically allocated to us from B/E Aerospace. In connection with the spin-off, we are bringing some of the functions that were previously provided to us through corporate allocations from B/E Aerospace in-house. In addition, we will enter into certain agreements with B/E Aerospace relating to transition services and IT services for a transitional period of approximately 24 months following the distribution. We currently estimate that the annual charges we will incur under those agreements for services provided to us by B/E Aerospace will be approximately $10 million. However, as noted above, we expect that due to the additional costs associated with being a stand-alone public company, our total recurring costs will be approximately $20 million higher annually than the expenses historically allocated to us from B/E Aerospace. In addition, we will enter into an Employee Matters Agreement and a tax sharing and indemnification agreement with B/E Aerospace in connection with the spin-off. We do not expect those agreements to have a material effect on our financial statements. For a description of the material terms of our agreements with B/E Aerospace following the spin-off, see "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off."

        The significant assumptions involved in determining our estimates of recurring costs of being a stand-alone public company include:

  •
  costs to perform financial reporting, tax, regulatory compliance, corporate governance, audit, Sarbanes-Oxley compliance, treasury, legal, internal audit, and investor relations activities;

  •
  compensation, including equity-based awards, and benefits with respect to incremental corporate level executive positions such as CEO, President & COO, Vice President—CFO and Treasurer, Vice President—Law and Human Resources;

  •
  inefficiencies associated with obtaining insurance coverage for smaller businesses;

  •
  costs under a Transition Services Agreement and an IT Services Agreement with B/E Aerospace;

  •
  depreciation and amortization related to information technology infrastructure investments; and

  •
  the type and level of other costs expected to be incurred.

        No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable.

        We currently estimate non-recurring expenses that we will incur during our transition to being a stand-alone public company to be approximately $25 million. We have not adjusted the accompanying unaudited pro forma combined statements of earnings for these estimated expenses as they are not expected to have an ongoing impact on our operating results. We anticipate that substantially all of these expenses will be incurred within 18 months of the distribution. These expenses primarily relate to the following:

  •
  accounting, tax and other professional costs pertaining to our separation and establishment as a stand-alone public company;

  •
  recruiting and relocation costs associated with hiring key senior managers;

  •
  costs related to establishing our new brand in the marketplace; and

  •
  costs to establish separate information systems.

        Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

KLX INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In millions, except per share data)

	Historical	Financing Adjustments	Note		Other Pro Forma Adjustments	Note		Pro Forma
Product revenues	$993.2	$—			$—			$993.2
Services revenues	261.8	—			—			261.8

Total revenues	1,255.0	—			—			1,255.0

Cost of sales—products	693.0	—			—			693.0
Cost of sales—services	179.6	—			—			179.6

Total cost of sales	872.6	—			—			872.6
Selling, general and administrative	167.5	—			(16.3)		(2)	151.2

Operating earnings	214.9	—			16.3			231.2
Interest expense	(0.3)	56.8		(1)	—			56.5

Earnings before income taxes	215.2	(56.8)			16.3			174.7
Income tax expense	94.5	(21.9)		(1)	2.0		(2)	74.6

Net earnings	$120.7	$(34.9)			$14.3			$100.1

Pro forma net earnings per common share:
Basic								$1.89
Diluted								$1.89
Weighted average common shares:
Basic								53.0
Diluted								53.0

See accompanying notes to unaudited pro forma combined financial statements.

KLX INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2013

(In millions, except per share data)

	Historical	Financing Adjustments	Note		Other Pro Forma Adjustments	Note	Pro Forma
Revenues	$1,291.6	$—			$—		$1,291.6
Cost of sales	872.8	—			—		872.8
Selling, general and administrative	180.3	—			—		180.3

Operating earnings	238.5	—			—		238.5
Interest expense	(1.0)	75.7		(1)	—		74.7

Earnings before income taxes	239.5	(75.7)			—		163.8
Income tax expense	89.1	(29.1)		(1)	—		60.0

Net earnings	$150.4	$(46.6)			$—		$103.8

Pro forma net earnings per
Basic							$1.96
Diluted							$1.96
Weighted average common
Basic							53.0
Diluted							53.0

See accompanying notes to unaudited pro forma combined financial statements.

KLX INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2014

(In millions)

	Historical	Financing Adjustments	Note		Other Pro Forma Adjustments	Note		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$37.2	$1,179.0		(3)	$(750.0)		(4)	$466.2
Accounts receivable	330.0	—			—			330.0
Inventories	1,298.0	—			—			1,298.0
Deferred income taxes	20.3	—			—			20.3
Other current assets	29.0	—			—			29.0

Total current assets	1,714.5	1,179.0			(750.0)			2,143.5

Property and equipment	295.2	—			—			295.2
Goodwill	1,380.3	—			—			1,380.3
Identifiable intangible assets	426.5	—			—			426.5
Other assets	7.7	21.0		(3)	—			28.7

	$3,824.2	$1,200.0			$(750.0)			$4,274.2

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$175.4	$—			$—			$175.4
Accrued liabilities	163.8	—			—			163.8

Total current liabilities	339.2	—			—			339.2

Deferred income taxes	83.9	—			—			83.9
Other non-current liabilities	11.2	—			—			11.2
Long-term debt	—	1,200.0		(3)	—			1,200.0
Equity:
Common Stock	—	—			0.5		(5)	0.5
Additional paid-in capital	—	—			2,639.4		(4)(5)	2,639.4
Parent company investment	3,375.8	—			(3,375.8)		(5)	—
Accumulated other comprehensive income	14.1	—			(14.1)		(5)	—

Total equity	3,389.9	—			(750.0)			2,639.9

	$3,824.2	$1,200.0			$(750.0)			$4,274.2

See accompanying notes to unaudited pro forma combined financial statements.

KLX INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)
The adjustment to our historical interest expense for the nine months ended September 30, 2014 and the fiscal year ended December 31, 2013 to give effect to the issuance of $1.2 billion of 5.875% senior unsecured notes and the planned $500 million secured revolving credit facility in connection with the separation is presented below.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(In millions)
Interest on $1.2 billion of borrowings	$52.9	$70.5
Amortization of debt issuance costs and commitment fees on secured revolving credit facility	3.9	5.2

Total pro forma adjustments to interest expense	$56.8	$75.7

  The target outstanding balance of borrowings at the time of the spin-off will be determined by senior management based on a review of a number of factors including credit rating considerations, forecasted liquidity and capital requirements, expected operating results and general economic conditions. Cash on hand following the separation is expected to be used for general corporate purposes.

  The adjustments for borrowings were tax effected using an incremental tax rate of 38.5% based on the blended federal and statutory income tax rates.

(2)
Reflects the elimination of non-recurring separation costs of approximately $11.2 million and acquisition costs of approximately $5.1 million related to the spin-off of KLX to B/E Aerospace shareholders that were incurred during the historical period. These costs were primarily for legal, tax and accounting fees, and other related expenses. The separation costs were non-deductible for tax purposes, and acquisition costs were taxed at 38.5% based on the blended federal and statutory income tax rates.

(3)
The adjustment to cash reflects the issuance of $1.2 billion of senior unsecured notes net of debt issuance costs of $21.0 million. The debt issuance costs are capitalized as other assets and are amortized over eight years, the term of the notes.

(4)
Reflects the distribution to Parent of $750 million.

(5)
The adjustment to common stock, additional-paid-in capital and parent company investment represents: (a) the elimination of approximately $3.39 billion of parent company investment and accumulated other comprehensive income, (b) the $750 million distribution to Parent and (c) the establishment of our capital structure. For purposes of these unaudited pro forma combined financial statements, we assumed approximately 53.0 million shares of KLX Inc. common stock were issued at a par value of $0.01 per share determined using the one-to-two distribution ratio to

KLX INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

  Parent's 105.9 million common shares outstanding at September 30, 2014. The preceding information presented in tabular form is as follows:

Eliminate Parent company investment and accumulated other comprehensive income in KLX to reflect distribution of KLX common stock to Parent's shareholders	$3,389.9
Distribution to Parent	(750.0)
Common stock, $.01 par value; 53.0 million shares issued using the one-to-two distribution ratio to Parent's 105.9 million common shares outstanding at September 30, 2014	(0.5)

Pro forma recapitalization of KLX equity—additional paid-in capital	$2,639.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of our results of operations and financial condition together with our audited and unaudited historical combined financial statements and accompanying notes that we have included elsewhere in this information statement as well as the discussion in the section of this information statement entitled "Business." This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in the sections of this information statement entitled "Risk Factors" and "Special Note About Forward-Looking Statements."

        Our combined financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been operated as a separate, independent entity during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.

        In this section, dollar amounts are shown in millions, except for per share data or as otherwise specified.

The Spin-off

        On November 25, 2014, the board of directors of B/E Aerospace approved the distribution of KLX common stock in the spin-off. Upon completion of the spin-off, B/E Aerospace shareholders will own 100% of the outstanding shares of common stock of KLX. The distribution of the KLX common stock is intended to be tax-free to us and our initial shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares).

        We currently estimate expenses that we will incur during our transition to being a stand-alone public company to be approximately $25. We anticipate that substantially all of these expenses will be incurred within 18 months of the distribution. These expenses primarily relate to accounting, tax, and professional costs, costs related to hiring new executives, branding for the new company, and costs related to information technology and systems. We also expect to record a business repositioning charge during the fourth quarter of 2014 of approximately $26 related to a number of planned facility consolidations, rationalization of headcount, employee transfers and other related costs and expenses.

        Selling, general and administrative ("SG&A") expense includes allocations of general corporate expenses from B/E Aerospace. The historical combined statements of earnings and comprehensive income reflect allocations of general corporate expenses from B/E Aerospace including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Our management and the management of B/E Aerospace consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to KLX. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Please see Note 1 of the Combined Financial Statements, "Description of Business and Summary of Significant Accounting Policies—Basis of Presentation," for a description of the costs allocated, the methods of allocation, the reasons for the allocations, and how future actual costs may differ from the amounts allocated under the ownership of our Parent.

        As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the recurring costs expected to be incurred annually are approximately $20 higher than the expenses historically allocated to us from B/E Aerospace. In connection with the spin-off, we are bringing some of the functions that were previously provided to us through corporate allocations from B/E Aerospace in-house. In addition, we will enter into certain agreements with B/E Aerospace relating to transition services and IT services for a transitional period of approximately 24 months following the distribution. We currently estimate that the annual charges we will incur under those agreements for services provided to us by B/E Aerospace will be approximately $10. However, as noted above, we expect that due to the additional costs associated with being a stand-alone public company, our total recurring costs will be approximately $20 higher annually than the expenses historically allocated to us from B/E Aerospace. In addition, we will enter into an Employee Matters Agreement and a tax sharing and indemnification agreement with B/E Aerospace in connection with the spin-off. This transitional support will enable KLX, Inc. to establish its stand-alone processes for various activities that were previously provided by B/E Aerospace and does not constitute significant continuing support of KLX, Inc.'s operations. We do not expect those agreements to have a material effect on our financial statements. For a description of the material terms of our agreements with B/E Aerospace following the spin-off, see "Certain Relationships and Related Party Transactions—Agreements with B/E Aerospace Related to the Spin-Off."

        We also expect to enter into new financing arrangements in connection with the spin-off. See "—Liquidity and Capital Resources—New Financing Arrangements."

Company Overview

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and consumables, and that we offer one of the broadest ranges of aerospace hardware and consumables and inventory management services worldwide. Through organic growth and a number of strategic acquisitions beginning in 2001, we believe we have become our industry's leading provider of aerospace fasteners, consumable products and supply chain management services. Through our global facilities network and advanced information technology systems, we offer unparalleled service to commercial airliners, business jet and defense OEMs, airlines, MRO operators, and FBOs. With a large and diverse global customer base, including virtually all of the world's commercial airliners, business jet and defense OEMs, OEM subcontractors, major airlines and major MRO operators across five continents, we provide access to over one million SKUs. We serve as a distributor for every major aerospace fastener manufacturer. In order to support our vast range of custom products and services, we have invested over $100 in proprietary IT systems to create a superior technology platform. Our systems support both internal distribution processes and part attributes, along with customer services, including JIT deliveries and kitting solutions, which we believe are unmatched by any competitor. This business is operated within our ASG segment.

        In 2013, we initiated an expansion into the energy sector. Over the past two years, we have acquired seven companies in the rapidly growing business of providing technical and logistics services and related rental equipment to oil and gas exploration and production companies. As a result, we now provide a broad range of technical solutions and equipment that brings value-added resources to a new customer base, often in remote locations. Our customers include independent and major oil and gas companies that are engaged in the E&P and development of oil and gas properties in North America, including in the Northeast (Marcellus and Utica Shale), Rocky Mountains (Bakken and Piceance Basins), Southwest (Permian Basin and Eagle Ford) and Mid-Continent. This business is operated within our ESG segment.

        We generally derive our revenues from aerospace products and consumable products for both the new build market and the aftermarket. For the nine month periods ended September 30, 2014 and 2013 and each of the years in the three year period ended December 31, 2013, approximately 39%, 40%, 41%, 35% and 34% of our revenues, respectively, were derived from the aftermarket. While military customers, specifically defense OEMs, have made up a significant share of ASG revenues historically, this share began to decline from approximately 16% in 2012 to approximately 14% in 2013 and for the nine months ended September 30, 2014 as a result of reductions in defense spending, including under the sequestration program.

        Revenues for the nine month periods ended September 30, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2013 were $1,255.0, $976.2, $1,291.6, $1,180.7 and $947.3, respectively.

        Substantially all of our sales and purchases are denominated in U.S. dollars. Revenues by domestic and foreign operations for the nine month periods ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Domestic	$1,111.7	$828.9	$1,116.6	$1,044.4	$854.3
Foreign	143.3	138.3	175.0	136.3	93.0

Total revenues	$1,255.0	$967.2	$1,291.6	$1,180.7	$947.3

        Revenues by geographic region (based on destination) for the nine month periods ended September 30, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2013 were as follows:

	Nine Months Ended September 30,				Year Ended December 31,
	2014		2013		2013		2012		2011
	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
U.S.	$817.3	65.1%	$568.4	58.8%	$749.1	58.0%	$733.2	62.1%	$686.9	72.5%
Europe	280.5	22.4%	258.4	26.7%	350.6	27.1%	294.2	24.9%	208.4	22.0%
Asia, Pacific Rim, Middle East and other	157.2	12.5%	140.4	14.5%	191.9	14.9%	153.3	13.0%	52.0	5.5%

Total revenues	$1,255.0	100.0%	$967.2	100.0%	$1,291.6	100.0%	$1,180.7	100.0%	$947.3	100.0%

        Founded in 1974 as M&M Aerospace Hardware, KLX, formerly the consumables management segment of B/E Aerospace, Inc. (our parent company), has evolved into an industry leader through multiple acquisitions and strong organic growth. As of September 30, 2014, ASG's global presence consists of more than 1.2 million square feet in 20 principal facilities with approximately 2,000 employees worldwide. We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. B/E Aerospace acquired M&M in 2001. Between 2002 and 2011, we completed 4 acquisitions, for an aggregate purchase price of approximately $1.2 billion. We believe our organic growth together with these acquisitions enabled us to position ourselves as a preferred global supplier to our customers.

        In January 2012, we acquired UFC, a leading provider of complex supply chain management and inventory logistics solutions, for a net purchase price of approximately $405. In July 2012, we acquired Interturbine for a net purchase price of approximately $245. Interturbine's product range includes chemicals, lubricants, hydraulic fluids, adhesives, coatings and composites. Interturbine also supplies fasteners, cables and wires, electronic components, electrical and electromechanical materials, tools, hot bonding equipment and ground equipment to its primary customer base of airlines and MROs globally.

        The Company initiated an expansion into the oilfield support services and associated rental equipment business during the second half of 2013. During the third and fourth quarters of 2013, we acquired the assets of Blue Dot Energy Services, LLC ("Blue Dot") and Bulldog Frac Rentals, LLC ("Bulldog"), providers of on-site services, parts distribution, and rental equipment to the oil and gas industry, for a net purchase price of $114.0. As a result of these transactions, we established our oilfield support services and associated rental equipment businesses in both the northeast and southwest regions of the United States.

        In January 2014, we acquired the assets of the LT Energy Services group of companies, an Eagle Ford Basin-based provider of rental equipment and services, for a net purchase price of approximately $102.5. In February 2014, we acquired the assets of Wildcat Wireline LLC ("Wildcat Wireline"), a provider of wireline services primarily in the Eagle Ford Basin, and also in the Marcellus/Utica Basin for a net purchase price of approximately $153.4.

        In April 2014, we acquired the assets of Vision Oil Tools, LLC, a provider of oilfield support services and associated rental equipment. Vision established a new geographical base of operations for us in the North Dakota (Williston/Bakken) and Rocky Mountain regions. The purchase price was approximately $140.7 with the potential for an additional $35.0 in 2015 if certain 2014 financial results are achieved. In April 2014, we acquired the assets of the Marcellus group of companies ("MGS"), an oilfield support services and associated rental equipment business based in the northeast U.S. In June 2014, we acquired the assets of the Cornell group of companies ("Cornell"), an oilfield support services and associated rental equipment business based in the southwest U.S. The combined net purchase price of acquiring MGS and Cornell is approximately $115.7 with the potential for an additional $67.0 in 2015 if certain 2014 financial results are achieved.

        Through these energy services acquisitions, we have established a base of North American operations from which we are able to offer our oilfield support services and associated rental equipment in the major oil and gas regions of the U.S., including, Northeastern U.S., Southwestern U.S., North Dakota and Rocky Mountains.

        The Company is organized based on the products and services it offers. As a result of the recent acquisitions, we determined that ASG and ESG met the requirements of a reportable segment and that ESG's operations in 2013 were immaterial. Each segment regularly reports its results of operations and makes requests for capital expenditures and acquisition funding to the Company's chief operational decision-making group. Each operating segment has separate management teams and infrastructures dedicated to providing a full range of products and services to their customers.

Nine Months Ended September 30, 2014, as Compared to Nine Months Ended September 30, 2013

        The following is a summary of revenues by segment:

	Revenues			Pro Forma Revenues
Segment	2014	2013	% Change	PF 2014	PF 2013	% Change
Aerospace Solutions Group	$993.2	$959.1	3.6%	$993.2	$959.1	3.6%
Energy Services Group	261.8	8.1	3,132.1%	328.7	237.5	38.4%

Total	$1,255.0	$967.2	29.8%	$1,321.9	$1,196.6	10.5%

        Revenues for the nine months ended September 30, 2014 were $1,255.0, an increase of 29.8% as compared with the same period of the prior year, primarily as a result of our expansion into the oilfield support services and associated rental equipment business.

        Cost of sales for the nine months ended September 30, 2014 was $872.6 (69.5% of revenues) and increased by $221.8, or 34.1%, on the 29.8% increase in revenues. The lower gross margin is primarily the result of start-up costs associated with a number of ASG's recently awarded long-term customer contracts, which typically carry lower margins in the early stages of the contracts until we are able to procure the parts in a more cost-effective manner and in quantities which result in more customary margins. We expect these new programs will negatively impact its operating margins over approximately the next twelve months.

        SG&A expense includes allocations of general corporate expenses from B/E Aerospace, Inc. SG&A expenses for the nine months ended September 30, 2014 were $167.5, or 13.3% of revenues, as compared with $131.4, or 13.6% of revenues, in the prior year period. The higher level of SG&A expense in the current year is primarily due to costs and expenses associated with the 29.8% increase in revenues and $5.1 of acquisition costs and business separation costs of approximately $11.2 ($14.0 in the prior year).

        Operating earnings for the nine months ended September 30, 2014 were $214.9, an increase of 16.2%, and operating margin of 17.1% decreased by 200 basis points as compared with the prior year period primarily due to the 29.8% increase in revenues offset by acquisition and business separation costs of $16.3 and the aforementioned phase-in activities from newly awarded long-term agreements at its ASG segment.

        Income tax expense for the nine months ended September 30, 2014 of $94.5 (43.9% effective tax rate) increased by $25.3 as compared with prior year period income tax expense of $69.2 (37.2% effective tax rate) due to the higher level of earnings before income taxes and a higher tax rate. Due to non-deductible expenses associated with the spin-off, we currently expect an effective tax rate of approximately 44% for the year ending December 31, 2014. Going forward, we expect an effective tax rate of approximately 36% in 2015, declining further thereafter.

        Net earnings for the nine months ended September 30, 2014 were $120.7, an increase of 3.3% as compared with the prior year period for the reasons set forth above.

Segment Results

        The following is a summary of operating earnings by segment:

	Operating Earnings			Pro Forma Operating Earnings
Segment	2014	2013	% Change	PF 2014	PF 2013	% Change
Aerospace Solutions Group	$174.7	$184.7	-5.4%	$174.7	$184.7	-5.4%
Energy Services Group	40.2	0.3	13300.0%	62.3	37.7	65.3%

Total	$214.9	$185.0	16.2%	$237.0	$222.4	6.6%

        For the nine months ended September 30, 2014, ASG revenues increased 3.6% and operating earnings of $174.7 decreased 5.4% reflecting business separation costs of $9.9 and the aforementioned new long-term customer contracts which initially carry lower margins. ESG's operating earnings for the nine months ended September 30, 2014 of $40.2 include $6.4 of acquisition and business separation costs. ESG operating earnings exclusive of such costs were $46.6, or 17.8% of revenues.

        Year-over-year comparisons of ESG results are not meaningful on a historical basis due to the timing of ESG acquisitions (the first of which closed in August 2013). On a pro forma basis giving effect to all ESG acquisitions as though all transactions were completed on January 1, 2013, ESG revenues of $328.7 increased by 38.4% as compared with the 2013 period, 2014 operating earnings of $62.3 increased by 65.3%, and 2014 operating margin of 21.2% expanded by 310 basis points, reflecting both the mix of revenues from its E&P customers and operating leverage at the higher revenue level.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

        Revenues for the year ended December 31, 2013 were $1,291.6, an increase of 9.4% as compared to 2012, as a result of an increase in aftermarket revenues in the second half of 2013 and higher production levels of new aircraft.

        Cost of sales for 2013 was $872.8, which increased by $69.3, as compared with the prior year, primarily due to the higher level of revenues. Cost of sales as a percentage of revenues was 67.6% in 2013 and decreased by 50 basis points as compared with 2012, primarily due to a higher level of aftermarket revenues in 2013.

        Selling, general and administrative expenses for 2013 were $180.3, or 14.0% of revenues, as compared with $159.3, or 13.5% of revenues in 2012. The higher level of SG&A expense in 2013 is primarily due to costs and expenses associated with the 9.4% increase in revenues and a $7.0 increase in 2013 of acquisition, integration and transition ("AIT") costs associated with the acquisitions of the Satair Group ("Satair"), UFC, Interturbine, Blue Dot and Bulldog.

        For the year ended December 31, 2013, operating earnings of $238.5 increased 9.5% and operating margin of 18.5% was unchanged compared to the prior year.

        2013 income tax expense of $89.1 (37.2% effective tax rate) increased by $8.3 as compared with 2012 income tax expense of $80.8 (37.2% effective tax rate) due to the higher level of earnings before income taxes.

        Net earnings for the year ended December 31, 2013 of $150.4 increased by $13.5 or 9.9% for the reasons set forth above.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

        Revenues for the year ended December 31, 2012 were $1,180.7, an increase of 24.6% as compared to 2011, reflecting the 2012 acquisitions of UFC and Interturbine. Organic revenue growth, excluding the UFC and Interturbine acquisitions was 6.6%.

        Cost of sales for 2012 of $803.5 increased by $167.6, as compared with the prior year, and was primarily due to the higher level of revenues. Cost of sales as a percentage of revenues was 68.1% in 2012 and increased by 100 basis points as compared with 2011, primarily due to a higher level of revenues from our customers that support the new build aircraft activity that typically carry lower margins than aftermarket revenues.

        SG&A expenses for 2012 were $159.3, or 13.5% of revenues, as compared with $129.4, or 13.7% of revenues in 2011. The higher level of SG&A expense in the current year is primarily due to costs and expenses associated with the 24.6% increase in revenues and AIT costs of $17.2 and $4.5 in 2012 and 2011, respectively.

        For the year ended December 31, 2012, operating earnings of $217.9 increased 19.7% and operating margin of 18.5% decreased by 70 basis points as compared with the prior year, reflecting the aforementioned AIT costs and the higher level of OEM-related revenues, which typically carry lower margins than aftermarket sales.

        2012 income tax expense of $80.8 (37.2% effective tax rate) increased by $11.5 as compared with 2011 income tax expense of $69.3 (37.2% effective tax rate) due to the higher level of earnings before income taxes.

        Net earnings for the year ended December 31, 2012 of $136.9 increased by $20.4 or 17.5% for the reasons set forth above.

Liquidity and Capital Resources

Current Financial Condition

        Cash on hand at September 30, 2014 decreased by $41.4 as compared with cash on hand at December 31, 2013 primarily as a result of cash flows from operating activities of $124.1, less capital expenditures of $89.3. Acquisitions during the period totaled $512.3 and were funded by transfers from our parent company of $438.6. Our liquidity requirements consist of working capital needs and ongoing capital expenditure requirements. Our primary requirements for working capital are directly related to the level of our operations. Our sources of liquidity have historically been from cash on hand, advances from its parent company and cash flow from operations. At September 30, 2014, we had approximately $37.2 of cash and cash equivalents. The substantial majority of its cash is held within the United States, and we believe substantially all of our foreign cash may be brought back into the United States in a tax efficient manner.

        Our Board has authorized a stock repurchase program in which, after the distribution, we may purchase up to an aggregate of $250 of our common stock. All decisions regarding future stock repurchases will be at our sole discretion and will be evaluated from time to time in light of many factors, including our financial condition, earnings, capital requirements and debt covenants, if any, other contractual restrictions, as well as legal requirements (including compliance with published IRS guidelines for tax-free spin-offs), regulatory constraints, industry practice and other factors that we may deem relevant. The stock repurchase program may be modified, extended, suspended or discontinued by us at any time and we cannot provide any assurances that any shares will be repurchased.

Working Capital

        Working capital as of September 30, 2014 was $1,375.3, an increase of $9.2 as compared with working capital at December 31, 2013. As of September 30, 2014, total current assets increased by $160.4 and total current liabilities increased by $151.2. The increase in current assets related to the $41.4 decrease in cash as described above, offset by a $129.1 increase in accounts receivable, reflecting the strong revenue growth and recent ESG acquisitions, and an increase in inventories of $71.3 to support future revenue growth. The increase in total current liabilities was due to an increase in accounts payable and accrued liabilities of $151.2, primarily related to the acquisitions completed in 2014.

        Working capital as of December 31, 2013 was $1,366.1, an increase of $65.8 as compared with working capital at December 31, 2012. As of December 31, 2013, total current assets increased by $93.1 and total current liabilities increased by $27.3. The increase in current assets related to the $42.3 increase in cash as described above, a $26.6 increase in accounts receivable and an increase in inventories of $24.9 to support future revenue growth. The increase in total current liabilities was primarily due to an increase in accrued liabilities of $17.4.

        Working capital as of December 31, 2012 was $1,300.3, an increase of $219.8 as compared with working capital at December 31, 2011. As of December 31, 2012, total current assets increased by $268.2 and total current liabilities increased by $48.5. The increase in current assets related to a $47.6 increase in accounts receivable and an increase in inventories of $180.7 to support future revenue growth. The increase in total current liabilities was primarily due to an increase in accrued liabilities of $30.6.

Cash Flows

        As of September 30, 2014, cash and cash equivalents were $37.2 as compared to $78.6 at December 31, 2013. Cash provided by operating activities was $124.1 for the nine months ended September 30, 2014 as compared to $112.7 in the same period in the prior year. The primary sources of cash provided by operating activities during the nine months ended September 30, 2014 were net earnings of $120.7, adjusted by depreciation and amortization of $47.3 and deferred income taxes of $20.2, as well as an increase in accounts payable and accrued liabilities of $128.9. The primary uses of cash in operating activities during the nine months ended September 30, 2014 were related to a $94.8 increase in accounts receivable, $75.4 increase in inventories and an $18.9 decrease in other non-current liabilities. The primary uses of cash in investing activities during the nine months ended September 30, 2014 were related to capital expenditures of $89.3 and acquisitions of $512.3, primarily funded by our parent company.

        Cash and cash equivalents as of December 31, 2013 were $78.6 as compared to $36.3 at December 31, 2012. Cash provided by operating activities was $185.6 for the year ended December 31, 2013 as compared to $66.1 for the year ended December 31, 2012. The primary sources of cash provided by operating activities during 2013 were net earnings of $150.4, adjusted by depreciation and amortization of $27.8 and deferred income taxes of $32.0. The primary uses of cash in operating activities during the year ended December 31, 2013 were related to a $18.9 net increase in inventories and a $12.8 decrease in accounts payable and accrued liabilities. The primary uses of cash in investing activities during the year ended December 31, 2013 were related to capital expenditures of $29.4 and acquisitions of $117.5.

        Cash and cash equivalents as of December 31, 2012 were $36.3 as compared to $35.6 at December 31, 2011. Cash provided by operating activities was $66.1 for the year ended December 31, 2012 as compared to $138.3 for the year ended December 31, 2011. The primary sources of cash provided by operating activities during 2012 were net earnings of $136.9, adjusted by depreciation and amortization of $22.8 and a deferred income tax provision of $19.5. The primary uses of cash in operating activities during the year ended December 31, 2012 were related to a $87.9 net increase in inventories and a $12.9 increase in accounts receivable. The primary uses of cash in investing activities during the year ended December 31, 2012 were related to capital expenditures of $16.6 and acquisitions of $649.7.

Capital Spending

        Our capital expenditures were $89.3 and $19.3 during the nine months ended September 30, 2014 and 2013, respectively. Our capital expenditures were $29.4, $16.6 and $8.0 during the years ended December 31, 2013, 2012 and 2011, respectively. We expect to incur approximately $135 in capital expenditures for the year ended December 31, 2014 as compared to $29.4 in the prior year to support a higher level of demand at ESG. Because of the addition of the ESG business, we expect capital expenditures for rental equipment to be higher than the historical periods. We have no material commitments for capital expenditures. We have, in the past, generally funded our capital expenditures from cash from operations and funds available to us from B/E Aerospace, our parent company. We expect to fund future capital expenditures from cash on hand, cash flow from operations and from funds available to us from our parent company, and following the separation, from funds available from a planned revolving credit facility which is expected to be put in place at the date of distribution.

        All of our acquisitions over the past four years were financed with cash on hand, or funds made available by our parent company.

New Financing Arrangements

        We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1,200 by an issuance of 5.875% senior unsecured notes due 2022 in an exempt offering that we priced on November 21, 2014. We expect to close this offering of senior unsecured notes on or about December 8, 2014. On the closing date, we will enter into an indenture governing the terms of the senior unsecured notes and the gross proceeds will be deposited into an escrow account pending consummation of the spin-off. We estimate that the net proceeds from this offering after transaction costs will be approximately $1,179, of which we will distribute up to $750 to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430. KLX will use the net proceeds for general corporate purposes, including approximately $102 to settle deferred payments associated with acquisitions we made in 2014. For an analysis of the interest expense associated with this indebtedness, see Note 1 of our Unaudited Pro Forma Condensed Financial Statements included elsewhere in this information statement. We also plan to enter into a $500 secured revolving credit facility, although we do not expect to borrow any material amounts under that facility in connection with the spin-off. For a description of the terms of our new debt financing, see "Description of Material Indebtedness and Other Financing Arrangements."

        We believe that our cash flows, together with cash on hand and funds made available from our parent company, and following the separation, the net proceeds from the new financing arrangement discussed previously of approximately $430 after transaction costs following the distribution of $750 to B/E Aerospace, and funds available from a planned $500 secured revolving credit facility, which is expected to be put in place at the date of distribution, provide us with the ability to fund our operations, make planned capital expenditures payments, make deferred payments associated with acquisitions we made in 2014 and meet our debt service obligations for debt incurred in connection with the spin-off for at least the next twelve months.

Contractual Obligations

        The following chart reflects our contractual obligations and commercial commitments as of December 31, 2013. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by us or our subsidiaries pursuant to a funding commitment.

Contractual Obligations	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt and other non-current liabilities(1)	$—	$2.5	$0.4	$0.6	$0.9	$4.3	$8.7
Operating leases	14.8	14.0	12.8	11.1	9.3	35.1	97.1

Total	$14.8	$16.5	$13.2	$11.7	$10.2	$39.4	$105.8

Commercial Commitments
Letters of Credit	$0.2	—	—	—	—	—	$0.2

(1)
Our liability for unrecognized tax benefits of $2.5 at December 31, 2013 has been omitted from the above table because we cannot determine with certainty when this liability will be settled. It is reasonably possible that the amount of liability for unrecognized tax benefits will change in the next twelve months; however, we do not expect the change to have a material impact on our combined financial statements.

        This chart does not reflect the $1,200 of senior unsecured notes that we expect to issue in connection with the spin-off, as further described above under "—New Financing Arrangements."

Off-Balance Sheet Arrangements

Lease Arrangements

        We finance our use of certain equipment under committed lease arrangements provided by various financial institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected in our combined balance sheet. Future minimum lease payments under these arrangements aggregated approximately $97.1 at December 31, 2013.

Indemnities, Commitments and Guarantees

        During the normal course of business, we made certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include non-infringement of patents and intellectual property indemnities to our customers in connection with the delivery, design, manufacture and sale of our products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. We believe that many of our indemnities, commitments and guarantees provide for limitations on the maximum potential future payments we could be obligated to make. However, we are unable to estimate the maximum amount of liability related to our indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. We believe that any liability for these indemnities, commitments and guarantees would not be material to our combined financial statements.

        For consumables contracts, we include in booked backlog open but unfulfilled purchase orders plus an amount that we believe necessary to support our customers' production activities under long-term contracts. In addition, purchase orders for end items and spares are generally received and recorded as backlog when we accept their terms. Our ASG backlog at December 31, 2013 was $985, as compared with backlog of $977 at December 31, 2012. Our ESG segment operates under MSAs with our E&P customers, which set forth the terms and conditions for the provision of services and the rental of equipment. Rental tool and service contracts are typically based on a day rate with rates based on the type of equipment and competitive conditions. As a result, ESG does not record backlog.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 to our combined financial statements.

Revenue Recognition

        Sales of products and services are recorded when the earnings process is complete. This generally occurs when the products are shipped to the customer in accordance with the contract or purchase order, risk of loss and title has passed to the customer, collectability is reasonably assured and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the sales contract.

        In connection with the sales of its products, we also provide certain supply chain management services to certain of its customers. These services include the timely replenishment of products at the customer site, while also minimizing the customer's on-hand inventory. These services are provided by us contemporaneously with the delivery of the product, and as such, once the product is delivered, we do not have a post-delivery obligation to provide services to the customer. The price of such services is generally included in the price of the products delivered to the customer, and revenue is recognized upon delivery of the product, at which point, we have satisfied our obligations to the customer. We do not account for these services as a separate element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement.

        Service revenues from oilfield technical services logistics and related rental equipment and services, and are recorded when services are performed and/or equipment is rented pursuant to a completed purchase order or MSA that sets forth firm pricing and payment terms.

Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. If the actual uncollected amounts significantly exceed the estimated allowance, our operating results would be significantly adversely affected. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories

        Inventories, made up of finished goods, primarily consist of aerospace fasteners and consumables. We value inventories at the lower of cost or market, using "first-in, first-out" (FIFO) or weighted average cost method. We regularly review inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on historical demand, estimated product demand to support contractual supply agreements with its customers and the age of the inventory among other factors. Demand for our products can fluctuate from period to period depending on customer activity. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess, obsolete and unmarketable inventories. In the future, if our inventories are determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventories are determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Inventory reserves were approximately $30.3 and $30.6 as of December 31, 2013 and December 31, 2012, respectively.

        Substantially all of our inventory is comprised of aerospace grade fasteners which support OEM production and the aftermarket over the life of the airframe. Inventory with a limited shelf life is continually monitored and reserved for in advance of expiration. The provision for inventory with limited shelf life is relatively insignificant and has not exceeded $0.5 during the past three years.

Long-Lived Assets and Goodwill

        To conduct our global business operations and execute our strategy, we acquire tangible and intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our combined financial statements.

In accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350"), we assess potential impairment to goodwill of a reporting unit and to indefinite-lived intangible assets on an annual basis, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying amount. In accordance with ASC 360, Property, Plant, and Equipment, we assess potential impairment to long-lived assets (property and equipment and amortized intangible assets) when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgment regarding the existence of impairment indicators and future cash flows related to intangible assets is based on operational performance of our acquired businesses, expected changes in the global economy, aerospace industry projections, discount rates and other judgmental factors. Future events could cause us to conclude that impairment indicators exist and that goodwill or other acquired tangible or intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse impact on our results of operations. As of December 31, 2013 and 2012, management believes the estimated fair value of each of our reporting units with goodwill balances, our indefinite-lived intangible assets and each of our long-lived assets were substantially in excess of their carrying values. There were no indicators of goodwill or intangible asset impairment at December 31, 2013 or 2012.

Accounting for Income Taxes

        Significant management judgment is required in evaluating our tax positions and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $12.8 as of December 31, 2013, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of our foreign net operating losses. The valuation allowance is based on our estimates of taxable income by jurisdiction in the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we revise these estimates in future periods, we may need to adjust the valuation allowance which could materially impact our financial position and results of operations. We have not provided for any residual U.S. income taxes on approximately $53.9 of earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. It is not practicable to determine the amount of U.S. income and foreign withholding tax payable in the event all such foreign earnings are repatriated.

Effect of Inflation

        Inflation has not had and is not expected to have a significant effect on our operations.

BUSINESS

Company Overview

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and consumables, and that we offer one of the broadest ranges of aerospace hardware and consumables and inventory management services worldwide. Through organic growth and a number of strategic acquisitions beginning in 2001, we believe we have become our industry's leading provider of aerospace fasteners, consumable products and supply chain management services. Through our global facilities network and advanced information technology systems, we offer unparalleled service to commercial airliners, business jet and defense OEMs, airlines, MRO operators, and FBOs. With a large and diverse global customer base, including virtually all of the world's commercial airliners, business jet and defense OEMs, OEM subcontractors, major airlines and major MRO operators across five continents, we provide access to over one million SKUs. We serve as a distributor for every major aerospace fastener manufacturer. In order to support our vast range of custom products and services, we have invested over $100 million in proprietary IT systems to create a superior technology platform. Our systems support both internal distribution processes and part attributes, along with customer services, including JIT deliveries and kitting solutions, which we believe are unmatched by any competitor. This business is operated within our ASG segment.

        In 2013, we initiated an expansion into the energy sector. Over the past two years, we have acquired seven companies in the rapidly growing business of providing technical and logistics services and related rental equipment to oil and gas exploration and production companies. As a result, we now provide a broad range of technical solutions and equipment that brings value-added resources to a new customer base, often in remote locations. Our customers include independent and major oil and gas companies that are engaged in the E&P and development of oil and gas properties in North America, including in the Northeast (Marcellus and Utica Shale), Rocky Mountains (Bakken and Piceance Basins), Southwest (Permian Basin and Eagle Ford) and Mid-Continent. This business is operated within our ESG segment.

        The charts below illustrate the breakdown of our segment revenues for the year ended December 31, 2013 on an actual and pro forma basis to account for acquisitions through June 30, 2014.

*
For the year ended December 31, 2013, we reported revenue of $1.3 billion. On a pro forma basis to give effect to acquisitions through June 30, 2014 as if they had been completed January 1, 2013, pro forma revenues for 2013 would have been $1.6 billion.

        Our ASG segment has maintained strong, collaborative, long-standing relationships with its customers. As a result of our operational and information technology systems, we have historically been able to ship approximately 60% of our orders within 24 hours of receipt of the order. Our seasoned purchasing and sales teams, coupled with state-of-the-art IT and automated parts retrieval systems, help us to sustain our reputation for rapid, on-time delivery.

        ASG sells fasteners and other consumable products to over 4,700 customers throughout the world. Its top five customers in 2013 collectively accounted for approximately 35% of ASG's 2013 revenues.

        ESG has over 120 MSAs with customers, including substantially all of the major, regional and independent E&P companies in North America. Its top five customers collectively represented approximately 41% of ESG's 2013 revenues on a pro forma basis to account for acquisitions through June 30, 2014 (approximately 45% on an actual basis).

        As of September 30, 2014, we had approximately 3,300 employees. None of our employees are unionized and we consider our employee relations to be good.

        Our management team has extensive industry experience and company tenure. Our executive officers have an average of more than 20 years in the aerospace consumables or energy technical services industries.

        Our principal executive offices and corporate headquarters are located at 1300 Corporate Center Way, Suite 200, Wellington, Florida 33414-2105 and our telephone number is (561) 383-5100.

Industry Overview

Aerospace Solutions Group

        According to Stax, the global market for C-class aerospace parts, which includes hardware, bearings, electronic components and machined parts for both commercial and military customers, was approximately $6.5 billion in 2010. This market is generally segmented by end customer or sales channel. Based on industry sources, we estimate that during 2013 the market for the products and services provided by ASG was approximately $4.7 billion; of this amount, we estimate that approximately 34% or $1.6 billion is served by the manufacturers of these products directly to the end customers and approximately 66% or $3.1 billion is served by stocking distributors such as ASG.

        We believe that there is a direct relationship between demand for fasteners and other consumable products and airliner fleet size, aircraft utilization and aircraft age, as well as the new aircraft production rates. All aircraft must be serviced at prescribed intervals, which drives aftermarket demand for aerospace fasteners and consumable products. ASG generated approximately 40% of its 2013 revenues from aftermarket sales to support the in-service fleet of commercial aircraft, business jets and the global fleet of military aircraft. Historically, aerospace fastener and consumable products revenues have been derived from the following sources:

  •
  Support for commercial, business jet and military aircraft OEMs;

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  Mandated maintenance and replacement of specified parts;

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  Support for commercial aircraft, business jet and defense subcontractors, most of which tend to purchase through distributors; and

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  Demand for structural modifications, cabin interior modifications and passenger-to-freighter conversions.

        In addition, suppliers in the aerospace, defense and related industries increasingly rely on companies such as ASG to provide a customized single point of contact for inventory management, customized invoicing, automated forecasting and usage monitoring, centralized communications and tracking across their broad and varied supply base.

        During 2008 and 2009, our aerospace customers were impacted by the global recession and weak demand for air passenger travel, which resulted in significant losses for the global airline industry. The global economy began to recover beginning in 2010 and airline passenger traffic began to increase. Increased passenger traffic volumes and the return to profitability of the global airline industry have created significant demand for commercial aircraft.

        According to the Airline Monitor, 2013-global air traffic increased 5.7% as compared with increases of 4.8% in 2012 and 6.6% in 2011. The Airline Monitor forecasts a 2014 global passenger traffic increase of approximately 5.4% and projects long-term growth at an approximate CAGR of 5.7% during the 2013-2028 period. The Airline Monitor projects long-term capacity growth of approximately 5.5% over the same period.

        According to IATA, the global airline industry generated aggregate profits of approximately $10.6 billion in 2013, an increase of 74% compared to 2012. Overall performance in 2013 was positively impacted by strong passenger traffic growth of approximately 5.7% and near record airline load factors of 79.7%. For 2014, IATA expects global airline profits to improve to $18.0 billion, or 70% higher than 2013. 2014 is expected to be the fifth consecutive year of profitability for the global airline industry, a record for the industry.

        In addition, the airlines have used these strong economic conditions to substantially strengthen their balance sheets through operating profits and by accessing the capital markets. As a result, we believe airline balance sheets are much stronger now on average than at any time in the past thirty years.

        Many airlines deferred the replacement of a large number of aging aircraft over the 2008-2011 period. This, combined with recent more efficient new aircraft introductions, the growing requirements for more aircraft to support the approximate 5.7% CAGR in traffic growth during the 2013 - 2028 period, high fuel costs and the low cost of financing new aircraft drove the global airline industry to place record orders for new aircraft. Backlogs at Airbus and Boeing stood at record levels of approximately 5,907 and 5,552 aircraft, respectively, at September 30, 2014. During 2013, Airbus and Boeing delivered 626 and 648 new aircraft, respectively. They have reported that they each have an approximate eight-year backlog. As a result, most industry analysts believe the outlook for new aircraft deliveries will be strong for the foreseeable future, which bodes well for ASG.

        Through 2011, approximately 16% of our revenues were derived from support for military aircraft. Defense spending has historically been driven by the timing of military aircraft orders and evolving government strategies and policies. We also support military aircraft MRO providers. Defense spending began to decline in 2012 as the U.S. government implemented its sequestration program. As a result, we have seen demand from our military and defense customers decline from peak levels experienced prior to 2012 of approximately 16% of total ASG revenues to approximately 14% of 2013 revenues.

        We also support a large number of business jet manufacturers and a number of their principal suppliers. Demand for new business jets in 2013 was nearly 50% below peak demand levels realized in 2008. Industry analysts reported that new business jet deliveries began to increase in 2013, as the major business jet manufacturers began to introduce new and larger aircraft. We believe this long delayed uptick in deliveries should benefit ASG, given our strong presence in this market.

        Other factors expected to affect the industries served by ASG include the following:

        Long-Term Growth in Worldwide Fleet.    According to the Airline Monitor, new deliveries of large commercial aircraft increased to 1,274 aircraft in 2013, as compared to 1,189 aircraft in 2012 and 1,011 in 2011. According to the Airline Monitor, new aircraft deliveries are expected to total 1,410 in 2014 and 1,530 in 2015. In addition, the Airline Monitor has forecasted revenue passenger miles to increase at a CAGR of approximately 5.7% during the 2013-2028 period, increasing from 3.5 trillion jet revenue passenger miles in 2013 to approximately 8.1 trillion revenue passenger miles by 2028. As a result, the Airline Monitor expects the worldwide fleet of passenger aircraft to increase by approximately 90% from approximately 21,200 regional, single-aisle and twin-aisle aircraft at December 31, 2013 to approximately 40,400 aircraft at December 31, 2028.

        Increase in Existing Installed Base.    According to industry sources, the world's active commercial passenger aircraft fleet consisted of approximately 21,200 aircraft as of December 31, 2013 and is expected to increase by approximately 90% to approximately 40,400 aircraft at December 31, 2028. Additionally, based on industry sources, there are approximately 18,400 business jets currently in service and approximately 13,000 business jets are expected to be delivered over the next ten years. The growth in the world-wide fleet is expected to generate additional and continued demand for consumables and spare parts.

        Aging of Existing Fleet.    Aerospace regulations prescribe frequency standards for repairs, maintenance and overhaul of airframes, engines and other aircraft components, which frequencies increase with the age of these aircraft. ASG and other aerospace aftermarket suppliers experienced a lower level of demand over the 2012-2013 period as airlines retired and replaced older aircraft with new aircraft that were still under warranty. We expect our customers to have a higher demand for our consumables and spare parts, as well as the other services we offer as the fleets of commercial, military and business jets age and as the warranty periods roll off of recently added aircraft.

        Expected Improvement in Business Jet Market.    ASG supplies the majority of business jet aircraft manufacturers. Conditions in the business jet industry have been depressed since 2008, with production levels having fallen by nearly 50% from their peak levels immediately prior to the downturn. According to industry sources, some approximately 13,000 business jets are expected to be delivered over the next ten years. Nearly two thirds of these aircraft by value are projected to be large-cabin and ultra-long-range jets. Industry sources' forecast calls for essentially no growth in 2014, followed by a four-year recovery period with an average of 9% annual growth.

Energy Services Group

        The services and equipment we provide to our customers in the energy sector include wireline services, fishing (retrieval) services and equipment, pressure control and rental equipment such as frac stacks, accommodations and surface rentals and other related components. According to Spears & Associates, the market for providers of technical and logistics services and related rental equipment and other similar products and services to the oil and gas industry in North America is valued at approximately $15 billion, and growing at approximately 10% annually.

        Demand for our technical services and products is determined by the number of oil and gas wells drilled and completed each year, and the level of production / work over activity in North America on existing wells.

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  With 223 billion barrels of technically recoverable shale oil reserves and 2,431 trillion cubic feet of recoverable shale gas reserves contained within the United States, combined with the United States' long-term goal of energy independence, E&P activity in North America has been, and is expected, to remain strong. Furthermore, any significant increase in natural gas prices is expected to expand natural gas development activity and to expand the market for our services.

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  Almost all E&P companies rent or lease the equipment and services required by them to drill wells and maintain production. Drilling and completion activities require numerous products and services from time to time on an "as needed" basis.

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  The decline of conventional North American oil and natural gas reservoirs, together with the development of new recovery technologies, is leading to a shift toward the drilling and development of onshore unconventional oil and natural gas resources that require more wells to be drilled and maintained. We believe the increased drilling requirements of these unconventional resources will lead to continued drilling activity.

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  Technologically driven breakthroughs, including (i) continued drilling activity supported by unconventional resources, (ii) the expanding use of horizontal drilling techniques, and (iii) longer lateral lengths and increasing number of stages per well, have all created growing demand for technical services and products to support these advanced drilling activities, much of which are in remote areas with harsh environments.

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  The increasing complexity of technology used in the oil and natural gas development process requires additional technicians on location during drilling and, therefore, additional workforce accommodations. In particular, the increasing trend of pursuing horizontal and directional wells as opposed to vertical wells requires additional expertise on location and, typically, longer drilling times. In some cases, up to six to nine workforce accommodation units are used during a drilling project, an increase over traditional utilization levels.

        We believe that ESG offers services and products which create value for our customers by reducing their exposure to NPT during the drilling and production phases. We provide equipment and services that assist our customers with increasing the permeability of the reservoir. We provide specialized experts and equipment to locate and remove blockages or lost equipment from the reservoir that impede drilling or production operations. We also provide accommodations and associated surface rentals such as portable light towers, generators, and pumping systems, in remote drilling sites, thereby facilitating more efficient staffing of the drilling and production activities.

        Other factors expected to affect the industry served by our ESG segment include:

        Higher Demand for Natural Gas in the United States.    We believe that natural gas will be in high demand in the United States over the next several years because of its growing popularity as a cleaner burning fuel. Additionally, according to the International Energy Agency's 2014 World Energy Outlook, North America has been at the center of the surge in global investment in recent years and will remain the region with the largest oil and gas investment requirement until 2035.

        Increasing Focus on Working Conditions and Safety.    Due to the increase in rig count and the corresponding increase in demand for labor in the oil and gas industry, our customers continue to attempt to improve living and working conditions at the wellsite to help retain employees. We believe our workforce accommodations solutions and associated surface rentals for crew quarters contribute to improved living and working conditions at the wellsite. Our customers also continue to enhance their safety procedures to help reduce injuries and to help ensure compliance with more stringent regulatory requirements.

        Continued Outsourcing of Ancillary Services.    Some of the services we provide have been historically handled by drilling contractors themselves. In many instances, these services are only ancillary to the primary activity of drilling and completing wells and represent only a minor portion of the total well drilling cost. Many drilling contractors are increasingly electing to outsource these services to suppliers who can provide high-quality and reliable services.

Competitive Strengths

Aerospace Solutions Group

        With a deep understanding of our customers' needs and goals, we believe that we have a strong competitive position attributable to a number of factors, including the following:

        Unmatched Depth and Breadth of Products and Services.    We provide a comprehensive line of products and services to a broad global customer base. We offer the broadest and deepest product portfolio in the world with over one million SKUs valued at over $1 billion. We are an authorized distributor for more than 200 manufacturers, including every major aerospace fastener manufacturer, and offer products for more than 3,000 other manufacturers. Through the combination of our value-added services and unmatched depth and breadth of our inventory, we offer our aerospace customers a compelling value proposition. Our services can significantly improve on-time delivery performance, enabling our customers to reduce their inventory and total acquisition cost, while at the same time decreasing the frequency of production interruptions caused by part shortages. Due to the high levels of precision and engineering standards in the aerospace industry, our customers must ensure the highest levels of quality assurance which is provided by our rigorous quality control processes. We track quality in a number of ways via quality process review, quality objectives review, process performance and product conformity, and internal and external audits, and we report on our results and necessary corrective actions in regular meetings with our dedicated quality control staff. We have been granted Quality Assurance Inspection Authority by our customers and are authorized by the FAA and Honeywell to ship our products directly where they are needed for efficiency and accuracy. We meet certain ISO and FAA standards in order to fulfill customer and contractual obligations; no product is sold by us without a certificate of compliance. While our wide array of value-added services aids in developing and maintaining strong customer relationships, we believe our broad product and services offering and large customer base make us less vulnerable to the loss of any one customer or program.

        Premier Technology and Logistics Platform.    We believe we have unrivaled management information systems for optimal execution of customer orders. We have invested over $100 million in our proprietary IT systems to create a superior technology platform. We book approximately 16,000 orders daily and manage 750,000 customer bins with greater than 99% on-time delivery. Our information technology systems and highly refined automated parts retrieval systems allow us to ship approximately 60% of orders placed within 24 hours of receipt.

        Industry Leading Customer Satisfaction.    We believe we provide outstanding customer service. Customer recognition awards for 2013 included, among others: Supplier of the Year at Aviation Partners Boeing (third consecutive year), Elite Supplier Award at Korean Aviation Industry, Silver Supplier Award at Erickson, Best Supplier Award at ANA, Supplier Responsiveness Award at Nordam Group and Platinum Supplier Award at SIA Engineering Company.

        Long-standing Customer Partnerships.    Through the unmatched depth and breadth of our products and services offering, consistent on-time delivery and focus on operational excellence and customer service, we have successfully developed long-standing partnerships with several of our top ASG customers. The average length of our partnership with our top ten customers, based on expected revenues for 2014, is approximately ten years. Additionally, during the year ended December 31, 2013, we renewed or extended over 200 existing LTAs with our customers.

        Exposure to International Markets with a Balanced, Global Footprint.    We are a leading global provider of aerospace fasteners and other consumables and of logistics services to the airline and aerospace industries, serving a diverse worldwide customer base of over 4,700 customers that includes all major commercial, business jet and military OEMs, aftermarket MRO providers and airlines. In 2013, 57% of ASG's revenue was derived from North America, 28% from Europe and 15% in the rest of the world, which is primarily comprised of Asia, the Pacific Rim, and the Middle East. We serve our ASG customers with sales, marketing, customer service and program management specialists in 60 countries globally. We believe that our geographic diversification makes us less susceptible to a downturn in a specific geographic region and allows us to take advantage of regional growth trends.

Energy Services Group

        Strong Footprint in Key Energy Producing Geographies.    Following a series of acquisitions completed in 2013 and 2014, we now provide a comprehensive range of technical services and associated rental equipment to North American E&P businesses that operate in geographies with strong drilling and production economics. We have established business presence in the Bakken formation of North Dakota, Permian Basin, Eagle Ford, Haynesville, Marcellus and Utica Shales, Piceance Basin, Mid-Continent, Oklahoma, and other key energy-producing geographies. Our operations service Arkansas, Colorado, Louisiana, New Mexico, New York, North Dakota, Ohio, Oklahoma, Montana, Pennsylvania, Texas, Utah, West Virginia and Wyoming. According to the U.S. Energy Information Administration, these states account for approximately 78% of U.S. on-shore oil production and 84% of U.S. on-shore natural gas withdrawals. We believe ESG will best serve its customers, and therefore our stockholders, by maintaining a focus on domestic oil and natural gas production areas that include both the highest concentrations of existing hydrocarbons and the largest prospective acreage for new drilling activity. We believe our well-developed geographic presence, together with our mission of being a best-in-class leading provider of our specialized services and products, provides ESG with a competitive advantage. Further, we believe our thoughtful geographic presence and carefully selected range of services and products positions our business to generate superior returns on assets deployed.

        24/7 Availability of Just-in-Time Services.    Our experienced industry professionals are available 24 hours a day, seven days a week to respond to customer needs, which has helped to differentiate us from many of our competitors. We specialize in just-in-time support for customers facing critical and time-sensitive operating issues in well drilling or production, leveraging our technical expertise to resolve issues encountered by our E&P customers. As an example, we are often called to wellsites in order to remove obstructions that impede drilling activities or reduce the flow of fluids and gases, often in remote locations and under harsh conditions. These obstructions could be as far as two miles or more from the wellsite. These technical services almost always require the use of various tools or equipment from our large and growing portfolio of specialized rental equipment.

        Vast Range of High Quality Equipment.    We supply a vast range of drilling and completion rental tools and equipment for a variety of onshore services, including well stimulation and completion, wirelines for access to the well bore, fishing intervention at the wellsite, and pressure control. We routinely refurbish and recertify our equipment to maintain the quality of our service and to provide a safe working environment for our personnel. For this purpose, we maintain dedicated on-site remanufacturing shops in several of our operations facilities.

        Experienced Management Team with Proven Track Records.    Our ESG management team has an average of more than 20 years of industry experience, having served as key managers in various energy service companies, including some of the largest energy service companies in the world. Through their collective expertise, we have developed a Houston, Texas-based group of industry experts responsible for maintaining a unified infrastructure to support our operations through standardized safety environmental, maintenance processes and controls and financial and accounting policies and procedures.

        Extensive Local Market Knowledge.    We operate on a geographic basis with technical sales and product line management personnel to support the geographic leaders. As a result, our regional managers are responsible for operational execution including cost control, policy compliance and training and other aspects of quality control. With the majority of our regional managers having over 15 years of industry experience, each regional manager has extensive knowledge of the customer base, job requirements and working conditions in each local market. Our product-line managers are directly responsible for asset management, customer relationships, execution of the services provided, personnel management, technology, accident prevention and equipment maintenance, all of which are key drivers of our operating profitability. This management structure allows us to monitor operating performance on a daily basis, maintain financial, accounting and asset management controls, prepare timely financial reports and manage contractual risk.

        Standardized, Young Fleets of Specialized and Certified Equipment Create Competitive Advantages.    Through the use of newly-acquired specialized and certified equipment, we believe we are able to create a number of competitive advantages, including:

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  training and operational efficiencies arising from a skilled workforce that is trained using the same equipment and procedures, thereby increasing their familiarity with operating and troubleshooting the units and facilitating a common training platform throughout our business;

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  efficient maintenance due to standardized parts and components, and a reduction in equipment-driven failures due to the young age of our equipment rental portfolio; and

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  higher levels of employee retention; skilled operators generally prefer to work with newer equipment which facilitates better job performance, and therefore their overall compensation.

        We believe having newer, well maintained equipment provides companies such as ours with an advantage in employee development and retention in tight employment markets such as the oil field services sector.

        Strong Safety Culture Creates Competitive Advantages and Barriers to Entry.    Safety in our ESG segment is driven top-down. All safety-related incidents are reviewed by senior management and appropriate corrective actions are taken as necessary. We conduct standardized safety and orientation training for new employees, monthly safety meetings and annual safety trainings, which are tailored to address any unique requirements of our various product and service offerings. Safety requirements for MSAs with our customers must be reviewed and verified annually. Compliance with the safety requirements set forth by the major oil companies typically requires suppliers to maintain an effective, dedicated HSE function. Complying with these requirements is expensive to establish, implement and maintain. Our Vice President—HSE has more than 20 years of industry experience and acts as our in-house expert on applicable HSE requirements, developing and maintaining segment-wide policies and procedures at the recently acquired companies and monitoring compliance with our MSAs. We are aligning our policies and procedures and adopting best practices as recommended by our advisors, Leggette, Brashears & Graham, Inc., an independent HSE consulting firm, and representatives from our insurance carrier. Our HSE compliance is also monitored by ISN, an independent, for-profit provider of an online contractor management database. ISN collects health and safety, procurement, quality and regulatory information such as HSE policies and procedures, incident logs, safety meetings, and training information. Maintaining an adequate rating with ISN is a key requirement in order to work for many of our customers. We believe some of the companies we compete against lack the infrastructure and financial resources to provide an effective safety program, thereby providing ESG with a competitive advantage and a further barrier to entry.

Growth Opportunities

Aerospace Solutions Group

        We believe that our ASG segment will benefit from the following industry trends:

        Growing Worldwide Fleet Creates Demand for Aftermarket Services and Products.    The worldwide fleet of commercial airliners is expected to continue to grow over the long-term, reflecting the expected growth in passenger travel over the 2014 through 2028 period. The size of the worldwide fleet is important to us since the proper maintenance of the fleet generates ongoing demand for spare parts, including fasteners and other consumables products, to support the active fleets of commercial aircraft, business jets and military aircraft. For the years ended December 31, 2013 and 2012, approximately 40% and 35%, respectively, of ASG's revenues were derived from the aftermarket. In addition, aftermarket revenues are generally driven by aircraft usage, and as such, have historically tended to recover more quickly than revenues from OEM production.

        Opportunity to Substantially Expand our Addressable Aerospace Consumables Markets.    Our ASG segment leverages our key strengths, including marketing and service relationships, with most of the world's airlines, commercial aircraft OEMs and their suppliers, business jet OEMs and their suppliers, MRO providers and the military. Nearly 40% of ASG's demand is generated by the aftermarket. As a result, demand for aerospace hardware, fasteners, bearings, seals, gaskets, lighting products, electrical components and other consumables is expected to increase over time as the fleet expands and ages. The aerospace and military OEMs are increasingly outsourcing to subcontract manufacturers, which benefits distributors such as ASG, as many of these subcontractors tend to purchase through distributors. In addition, aerospace manufacturers, airlines, MRO providers and suppliers are increasingly seeking companies such as ASG to provide a customized single point of contact for inventory management, automated forecasting and usage monitoring, centralized communications and tracking across their supply base.

Energy Services Group

        We believe that our ESG segment will benefit from the following industry trends:

        Large, Highly Fragmented and Rapidly Growing Energy Technical Services Market.    Recent shale gas and oil discoveries and new methods of extraction have uncovered vast untapped oil and gas reserves in North America, contributed to a drilling boom and created demand for products and services to support advanced drilling activities, most of which are in remote areas with harsh environments. Currently, there are 24 states with land-based drilling activity and, according to Spears & Associates, the market for providers of technical and logistics services and related rental equipment and other similar products and services to the oil and gas industry in North America is valued at approximately $15 billion, and growing at approximately 10% annually. This market segment is highly fragmented with hundreds of small companies providing technical and logistics services and related rental equipment to E&P companies. With our entry into this market through several strategic acquisitions, we are providing high quality services and products to remote drilling sites using our manufacturing, certification, IT and logistics capabilities to prepare for deployment and store, locate and deliver equipment and services as needed by our customers.

        Acquisition Opportunities.    The highly fragmented and growing oilfield technical services, equipment rental, and logistics and services industry offers numerous acquisition opportunities to expand our existing product and service offerings in the various geographies in which we currently operate. In addition, we believe we can grow organically, both through product line expansions in each of the key geographies in which we are currently operating and through geographic expansions into other emerging markets within North America.

Business Strategy

Aerospace Solutions Group

        Our business strategy is to maintain a leadership position and to best serve our customers by:

        Continued Focus on Operational Excellence and Maintenance of Market Leadership.    We have built strong relationships with our existing ASG customers and suppliers through a relentless focus on operational excellence. We intend to continue providing our customers with best-in-class on-time delivery performance and quality assurance. We also intend to continue investing in our integrated, highly customized IT systems and process automation technologies. We believe that by focusing on operational excellence, we will be able to further improve our already high customer satisfaction, our industry-leading operating metrics and our global market leading position in this industry.

        Winning New Business from Existing Aerospace Consumables Customers.    We will continue our strategy of expanding our relationships with existing ASG customers by transitioning them to our JIT and kitting supply chain management services, as well as expanding our programs to include additional customer sites and SKUs. We are a key partner supplying fasteners and consumables to support the launch of new aircraft programs. We will continue to support our customers in the launch of new aircraft programs by introducing new supply chain solutions that minimize costs, improve productivity, lower inventory investment and ensure a seamless supply of parts for production and aftermarket support. In addition, we have expanded, and expect to continue to expand, our product offerings with existing customers. We believe we create value for our customers through our industry leading on-time delivery capabilities, our continuous focus on quality, our global sourcing capabilities and our ability to get the parts where they need to be when the customer needs them. In doing so, we offer a competitive value proposition by reducing our customers' investments in working capital and ensuring that our customers' state-of-the art production systems are properly supported throughout their production processes. We believe we will be rewarded by our customers with incremental business as a result of delivering our high quality services, as promised, where they want it, when they want it and for a lower total acquisition cost.

        As an example, we first began supplying consumables and other products for a portion of one division of UTC in 2004. Over time, we have substantially expanded our relationship with UTC and been awarded significantly larger portions of UTC's consumables spending. While we have served certain business units of UTC over the past ten years, we did not operate under a corporate-wide LTA. In December 2013, we expanded the scope and length of our LTA, valued at approximately $950 million, to support a number of UTC's aerospace and defense operations, including UTC Aerospace Systems, Sikorsky, and Pratt & Whitney through 2022.

        Expanding our Customer Base.    We believe that our services and capabilities are attractive to potential new ASG customers and we plan to expand our customer base. For example, we have succeeded in winning business after competitors were unable to meet customer service level requirements and after customers outsourced work that was previously performed internally. Historically, we have focused our activities on the major OEMs and their subcontractors, but we believe there is a significant opportunity to expand our commercial MRO presence and that we can have a greater overall presence in the commercial airline maintenance market.

        Further Expansion into International Markets.    We have established a presence in international locations such as the United Arab Emirates, Australia, China, Singapore, India, Germany, Mexico and Italy to support new and existing ASG customers. We will continue our international expansion efforts to more effectively serve our existing customer base and to reach new customers, as the manufacture of aircraft and aircraft structures continues to become more global and interconnected. We believe that we mitigate many of the risks associated with international expansion by entering into customer contracts before we establish a new stocking facility. We believe the depth and breadth of product offerings and our logistics capabilities allow us to initially serve customers from our central warehouses, without providing on site inventories and personnel. This allows us to explore new business opportunities with minimum initial investments, allowing us to demonstrate our capabilities and the value of our services over time, prior to making significant site-specific investments. Smaller competitors without resources similar to ours are unable to do so and either must pass on these opportunities or make substantial upfront investments to try to win the business, thereby increasing the amount of risk prior to winning an LTA.

        Selectively Pursuing Strategic Acquisitions.    Our industry is fragmented and we believe that there are opportunities for continued consolidation. In January 2012, we acquired UFC, a leading provider of complex supply chain management and inventory logistics solutions. In July 2012, we acquired Interturbine, a provider of material management logistical services to global airlines and MRO providers. We believe that we are well positioned to expand our product offering and geographical footprint through strategic acquisitions. Consistent with this strategy, we continue to evaluate potential acquisition opportunities for ASG. We seek to manage liability, integration and other risks associated with acquisitions through due diligence, favorable acquisition contracts and careful planning and execution of the integration of the acquired businesses.

Energy Services Group

        Our business strategy is to develop a leadership position in a niche of the technical services and related equipment rental for the North American onshore energy sector and to best serve our customers by:

        Extending our Services and Product Line Offerings in Each Geographical Area.    We believe we have built strong relationships with our existing ESG customers by offering both a broad range of quality services and products in a safe, competent and consistent manner on a 24 hours a day, seven days a week availability basis. Through the seven acquisitions completed since August 2013, we have assembled an impressive portfolio of products, services and capabilities covering the key oil and gas geographies. Following each acquisition, we have increased capital spending to address unmet customer demand while focusing on customer service, quality of service and safety.

        Pursuing Acquisition Opportunities that Meet Our Disciplined Acquisition Criteria.    We expect to leverage our existing position in the energy services industry by strategically deploying capital to accelerate our revenue and earnings growth rates through acquisitions. We intend to pursue strategic opportunities in the highly fragmented and growing market for high-quality providers of technical and logistic services and associated rental equipment. We believe that we are well positioned to expand our geographical footprint in North America, as well as to expand our services and product offerings through both capital investment and strategic acquisitions to address our customers' needs, enhance the breadth and quality of our services and assets and to help to further improve stockholder value.

        Develop Market Leadership in Niche Sectors Through Operational Excellence.    Our customers are increasingly sophisticated consumers of the services we seek to provide. They require, among other things, standardized procedures and equipment, as well as health and safety practices that can be counted upon on a just-in-time basis. We compete against a large number of smaller, regional businesses who may not have either the capital investment capacity to offer the range of up-to-date equipment that we do across multiple wells and multiple geographies, nor the database and operating practices to meet the current HSE requirements. We compete based upon being a best-in-class leading provider of specialized services delivered on a consistent basis for both local customers and larger, multi-region oil & gas companies.

Products and Services

        We conduct our business through two operating segments: ASG and ESG. Information about each of our operating segments is included below.

Aerospace Solutions Group

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and consumables, and that we offer one of the broadest ranges of aerospace hardware, consumables and inventory management services worldwide. We achieved this industry leading position through both organic growth and the strategic acquisitions of Honeywell's Consumables Solution business in 2008, Satair's aerospace fastener distribution business in 2010, UFC and Interturbine in 2012. We have historically shipped approximately 60% of our orders within 24 hours of receipt of the order. With a large and diverse global customer base, including virtually all of the world's commercial airlines, business jet and defense OEMs, OEM subcontractors, major airlines and major MRO operators across five continents, we provide access to over one million SKUs. Our service offerings include inventory management and replenishment, creative and differential supply chain solutions such as third-party logistics programs, special packaging and bar-coding, sophisticated parts kitting, quality assurance testing and a wide variety of purchasing assistance programs, plus the latest in electronic data interchange capability. Our seasoned purchasing and sales teams, coupled with state-of-the-art IT and automated parts retrieval systems, help us to sustain our reputation for high-quality products and rapid, on-time delivery.

        We believe we are the leading provider of aerospace fasteners and consumables, and of logistics services, to every major aerospace OEM, airline, and MRO business globally, with over 400 sales, marketing and customer service specialists worldwide. Approximately 40% of our 2013 ASG segment revenues are derived from aftermarket customers and approximately 60% from sales to OEMs and their suppliers. We stock over one million SKUs, are the authorized distributor for more than 200 manufacturers and distribute products for over 3,000 manufacturers. Based on industry sources, we estimate that during 2013, the market for the products and services provided by ASG was approximately $4.7 billion; of this amount, approximately 34% or $1.6 billion is served by the manufacturers of consumable products directly to the end customers and approximately 66% or $3.1 billion is served by stocking distributors such as ASG.

        We offer an extensive range of products, which we believe serves as a key competitive advantage for our business. Our all-inclusive portfolio consists of:

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  Fasteners.  We stock inventory to support all commercial and military aircraft, business jets, and helicopters. Our inventory position is the most diversified in the industry, supplying bolts, clips, hinges, rings, screws, carbon-faced seals, gaskets, O-rings and more.

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  Chemicals.  We stock 100,000 chemical SKUs from 100 manufacturers, which we distribute to over 750 customers globally. Among these products are chemicals, sealants and adhesives, lubricants, paints, cleaners and degreasers.

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  Honeywell Proprietary Parts.  We hold an exclusive 20-year license (with 14 years remaining on the original license), which will renew for two successive five-year periods if certain operating metrics are achieved, on over 36,000 Honeywell proprietary parts. Among the product lines supported by these parts are auxiliary power units, propulsion engines, electrical/electro-mechanical and airframe and engine accessories. We are also the primary supplier of these parts to Honeywell for their use during the manufacturing of the aforementioned products.

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  Bearings, Electrical, Clamps and Lighting.  We sell lighting products to both OEMs and aftermarket customers. Other product families, such as bearings, tooling, electrical components and clamps are more recent additions to our product line.

        Our product lines, which are deep and diverse, have an inventory valuation of approximately $1 billion with over one million SKUs.

        We offer best-in-class customer service, with over 60% of all orders shipped within 24 hours of order receipt. Among the core services we offer are:

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  Sales and Technical Support.  We routinely source alternate replacement parts, support part standardization, support our customers by avoiding stock outs, mitigating obsolete parts, making recommendations when only part type and parameters are known, actively defining and planning new products, locating suppliers who produce these engineered parts and increasing cost savings and operational and logistics readiness.

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  Delegated Inspection Authority.  This service eliminates receiving inspection and reduces costs through lower record retention expenses, lower inspection expenses, and less peer-to-peer engineering support and supplier oversight. Additionally, it allows for a better alignment of configuration and increases throughput.

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  Electronic Data Interchange ("EDI").  Reduces costs as it automatically places orders, processes documents, reduces lead times and stockholding, and eliminates data entry errors. We offer two different systems, which are designed for specific customer types and/or their specific needs.

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  Symphony Direct Ship.  Customers can place orders with us and then Symphony™, our proprietary inventory management system, routes these orders automatically to the appropriate supplier of these parts. The supplier will ship the parts directly to the customer by the date requested, eliminating a process queue and thus allowing for a data base to be built over time. Products are stocked based on historical usage and forecasts. Through this process, we become the single point of contact for multiple approved suppliers to reduce our customers' inventory and supplier base. Furthermore, we are able to offer a seamless order and billing process, while allowing full traceability of parts.

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  E-Commerce.  This service provides our customers with real-time connection to our systems and inventory, where they can cross-reference part numbers and also see product price and availability. It also allows us to price based upon order quantity. E-Commerce also allows customers to view usage reports for part planning and forecasting.

Energy Services Group

        Our E&P customers require numerous technical services and products on an "as needed" basis. Much like the need for just-in-time delivery of consumables by ASG, ESG often is faced with just-in-time support requirements for our E&P customers that may be experiencing critical operating issues such as servicing an operating well under high pressures, or removing blockages during well drilling or production. As a result, our industry specialists (many with over 40 years of experience) are on-call (on a rotational basis) 24 hours a day, 7 days a week to meet our customer needs. Providing this level of customer support, together with a well-rounded product and service offering, has been well received in this rapidly growing market segment. According to Spears & Associates, the market for providers of technical and logistics services and related rental equipment and other similar products and services to the oil and gas industry in North America is valued at approximately $15 billion, and growing at approximately 10% annually. This growth is due primarily to technological advancements that allow for oil and gas recovery from previously unrecoverable shale formations.

        We initiated our expansion in this sector in August 2013 when we acquired the assets of Blue Dot, a provider of on-site technical services and rental equipment to exploration and production companies in the oil and gas industry with operations primarily in the Marcellus/Utica Basins. In December 2013, we acquired the assets of Bulldog, an Eagle Ford Basin based provider of high-quality pressure control valves and related rental equipment, operating primarily in the Eagle Ford and the Marcellus/Utica Basins. In January 2014, we acquired the assets of LT Energy Services group of companies, an Eagle Ford Basin-based provider of accommodation and related surface equipment. In February 2014, we acquired the assets of Wildcat Wireline, a provider of wireline services primarily in the Eagle Ford and Marcellus/Utica Basins. In April 2014, we acquired the assets of Vision Oil Tools LLC, an established provider of technical services and rental equipment to oil and gas E&P companies with operations located in the Bakken formation in North Dakota, the Piceance and DJ Basins in Colorado, the Permian Basin in Texas, and in Wyoming. In April 2014, we acquired the assets of MGS, an oilfield support services and associated rental equipment business based in the northeast U.S. In June 2014, we acquired the assets of Cornell, an oilfield support services and associated rental equipment business based in the southwest U.S. As a result of these acquisitions, we have established a solid presence in the Northeast (Marcellus and Utica Shales), Rocky Mountains (Bakken, DJ and Piceance Basins), Southwest (Permian Basin and Eagle Ford) and Mid-Continent regions in North America. We provide high-quality services and products (new and remanufactured after use and American Petroleum Institute ("API") certified) to remote drilling sites using our manufacturing, certification, logistics, and IT capabilities to properly prepare for deployment, store, locate and deliver, as needed, while continually providing services to support our customers drilling operations.

        Our key service and product offerings include:

  •
  Onshore Completion Services:  Includes a variety of technical services and equipment related to the initial well stimulation, completion, and production. These services include the placement and removal of flow control nipples and valves, completion packers, bridge plugs, composite flow through frac plugs, as well as a full line of downhole services tools to optimize oil and gas recovery. These tools and services coupled with our technical expertise assist our clients in performing operations to optimize oil and gas recovery.

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  Wireline Services:  Our wireline services are provided through mobile units that contain large spools of wire. This large spool of wire will spool and unspool, which in turn allows tools and equipment to be quickly conveyed in and out of a wellbore. These wireline units and personnel provide a variety of different downhole services. These services include composite frac plug pump downs, pipe recovery, perforation, as well as well evaluation and logging services.

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  Fishing Services and Tools:  We provide a wide range of tools and services to assist our clients when intervention is required at the wellsite. We specialize in providing technically-sound solutions to our clients and having the personnel and equipment to carry out these operations. Through the use of overshots, spears, jarring equipment, internal and external cutters, Venturi tools, magnets, and wash over equipment, we provide solutions for our customers. These specialized tools, combined with our expertise and knowledge base, make us a well-positioned company in this industry segment. In addition to our fishing services, we also provide drill-out services to our clients consisting of downhole motors used to drill out frac plugs and sliding sleeves.

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  Pressure Control:  We offer a full line of pressure control services and rental equipment to assist our clients at the wellsite. When a client moves on a well to perform any form of operations, they are required to have some means of containing pressure of the wellbore. Through the use of frac stacks, pressure valves, and blow out preventers properly sized for the operation, operators are able to contain any release of pressure from the wellbore. We provide a full line of hydraulic and manual equipment, as well as services to keep them in proper working condition. We service this equipment at our operations facilities to ensure our equipment performs at the wellsite. As part of this service, we also provide rental pipe, power swivels, reverse units and other equipment used to perform well service operations.

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  Remanufacturing Shop:  Our operations facilities are positioned around the U.S., and allow our personnel to properly service, restore, and test all pressure control equipment, valves, choke manifolds, and closing units. By properly servicing our equipment we can ensure our equipment works when it is deployed to a wellsite. In several of the operations facilities, we also offer machine shop services which consist of CNC lathes, milling machines, spindle lathes and other machining equipment to rework and rectify damaged equipment and to design / build specialized fit for purpose tools.

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  Accommodations and related surface rental equipment:  We provide a variety of mobile, customizable workforce accommodations and offices and associated rental equipment to our customers at their remote field locations to keep crews comfortable and dedicated to the job at hand. Our turnkey solutions can be designed for complex requirements, conditions and personnel. We provide a comprehensive range of value-added offerings, including workforce housing and office systems, light towers, generators, pressure washers, pumps, fork lifts, manlifts, transformers, satellite systems, water and sewer systems and waste management. Along with our product offerings, we provide on-site customer service.

Customers, Competition and Marketing

Aerospace Solutions Group

        We market our aerospace fasteners and other consumables directly to the airlines, aircraft leasing companies, MRO providers, general aviation, first-tier suppliers to the commercial, military and defense airframe manufacturers, the airframe manufacturers and other distributors. We believe that our key competitive advantages are the breadth of our product offerings and our ability to deliver our products on a timely basis. We believe that those advantages, coupled with our core competencies in information management, purchasing and logistics management, provide strong barriers to entry. Customers for our ASG segment include all major commercial aircraft, business jet and military OEMs, aftermarket MRO providers and airlines. Sales to ASG's top five customers in 2013 accounted for approximately 35% of ASG's revenues. See "Risk Factors—General—If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected." Approximately 57% of our ASG revenues in 2013 were to customers in the U.S. with 28% to customers in Europe and the balance to customers in Asia, the Pacific and the Middle East.

        We believe the principal competitive factors in our industry include the ability to provide superior customer service and support, on-time delivery, sufficient inventory availability, competitive pricing and an effective quality assurance program. Our competitors include both U.S. and foreign companies. Our largest competitors include Wesco Aircraft, Pattonair, Align, AAA, Adept, Herndon, Boeing, Airbus, PCC, Alcoa, Wencor, Champion, Heico, Jamaica Bearings, Avnet and Avio.

        As of September 30, 2014, we employed over 200 sales personnel with an average of over seven years of experience at our ASG segment. Our sales professionals as of that date were located mostly in the United States and in Europe.

        At our ASG segment, we maintain both inside and outside sales representatives who have superior knowledge of the technical details of our products. As of September 30, 2014, we had 100 inside sales representatives who both sell our products and provide technical expertise regarding those products.

Energy Services Group

        ESG provides services and products and competes in a variety of distinct sub-segments with a number of competitors. Substantially all of our ESG customers are engaged in the energy industry. Most of our sales are to regional or independent oil companies and these sales have resulted in a diversified and geographically balanced portfolio of approximately 120 customers within North America. On a pro forma basis, for the year ended December 31, 2013 to give effect to the acquisitions completed through June 30, 2014, revenues from ESG's five largest customers collectively represented approximately 41% of ESG's pro forma revenues (45% on an actual basis). No single customer accounted for more than 10% of ESG's pro forma 2013 revenues.

        Our primary competitors are regional, which provide a more limited range of services and rental equipment. With respect to certain of our services, we also compete with Weatherford, Schlumberger, Halliburton, Baker Hughes, Superior Energy Services, Stallion Oilfield Services, and HB Rentals. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, increasingly, breadth of services and products.

        ESG maintains both regional and product/services specialist sales teams. Although sales employees tend to be based locally in regions and field locations, we have established a corporate sales team based in Houston, Texas and Denver, Colorado to coordinate sales and marketing efforts with our key accounts. As of September 30, 2014, we had 13 corporate sales representatives and 47 regional sales representatives with an average of over 15 years of experience.

Suppliers and Procurement

Aerospace Solutions Group

        We do not believe we are dependent on any single supplier or assembler for our raw materials or specified and designed component parts and, based upon the existing arrangements with vendors, our current and anticipated requirements, we believe that we have made adequate provisions for acquiring raw materials.

        We have assembled a number of focused procurement teams which effectively source our broad range of products.

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  Planning/Forecasting.  We plan and forecast to individual part number level for global demand, as well as forecast for each customer contract part number, utilizing customized software planning tools.

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  Commodity Procurement.  We have specific commodity strategies with industry experts leading each team and key supplier partnership.

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  Program Procurement.  We have a single supply chain point of contact for each major program coordinating supply, supplier health, forecasting gap buys and cost targets.

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  Advanced Sourcing.  We have quick turnaround for customer demand on non-stock items. If a customer has emergency requests such as an aircraft hold of service pending receipt of hardware, we will procure for immediate need. We also source new items and qualify alternative parts.

Energy Services Group

        We purchase a wide variety of materials, components and partially completed and finished products from manufacturers and suppliers for our use. We are not dependent on any single source of supply for those parts, supplies, materials or equipment.

Backlog

Aerospace Solutions Group

        Our Aerospace Solutions Group backlog at December 31, 2013 was $985 million, as compared with backlog of $977 million at December 31, 2012. We include in backlog, open but unfulfilled purchase orders plus the part of LTA that we believe necessary to support our customers' production activities.

Energy Services Group

        Our Energy Services Group operates under MSAs with our E&P customers, which set forth the terms and conditions for the provision of services and the rental of equipment. Rental tool and service contracts are typically based on a day rate with rates based on the type of services, equipment and competitive conditions. As a result, ESG does not record backlog.

Customer Service

Aerospace Solutions Group

        We believe that our customers place a very high value on customer service, on-time delivery and product support, and that the level of customer service we provide is a critical differentiating factor in our industry. In our ASG segment, we bring the resources of an integrated global network, real-time inventory systems and one-on-one personal attention to our customer relationships everywhere in the world. The key elements of such service include:

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  on-time delivery;

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  immediate availability of spare parts for a broad range of products; and

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  prompt attention to customer needs, including unanticipated problems and on-site customer training.

        Customer service is particularly important to the airlines due to the high costs associated with incorrect or late deliveries.

Energy Services Group

        We are highly differentiated in each of the geographic markets which we serve with our products and services. This is achieved by being responsive to our customers with both quality and on-time delivery. The key elements include:

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  24 / 7 operations;

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  responsiveness to our customers' requirements for ready-to-deploy API certified equipment and a "can do" philosophy;

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  technical interface with customers via product line management personnel; and

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  client intimacy.

Warranty Product Liability, Insurance

Aerospace Solutions Group

        We warrant our ASG products, or specific components thereof, for periods ranging from one to three years, depending on product and component type. We receive appropriate product warranties and certifications from the manufacturer, and in the event of a defective part, we look to the manufacturer for reimbursement. Historically, warranty costs have not been material at ASG.

Energy Services Group

        The use of certain of our ESG rental equipment or the provision of technical services in connection therewith could involve operational risk and thereby expose us to liabilities. An accident involving our services or equipment, or the failure of a product, could result in personal injury, loss of life, and damage to property, equipment or the environment. Although none of our acquired businesses have ever experienced such a claim, damages from a catastrophic occurrence, such as a fire or explosion, could result in substantial claims for damages. We generally attempt to negotiate the terms of our MSAs consistent with industry practice. In general, we attempt to take responsibility for our own personnel and property, while our customers, such as the E&P companies and well operators, take responsibility for their own personnel, property and all liabilities arising from well and subsurface operations. Given the nature of the services and equipment we provide to our customers, none of our businesses have incurred any significant claim for damages arising from the use of our services or products, either individually or in the aggregate.

        We maintain a risk management program that covers operating hazards, including product liability, property damage and personal injury claims as well as certain limited environmental claims. Our risk management program includes primary and excess umbrella liability policies of $75 million per occurrence, including sudden and accidental pollution claims. We believe that our insurance is sufficient to cover product liability claims.

Information Technology

Aerospace Solutions Group

        We have invested over $100 million in proprietary IT systems to create an unparalleled IT platform for ASG. Our IT systems provide a powerful, highly distributed computing environment that enables us to quickly scale on demand as business dictates. Some of the benefits of our IT platform to our customers include services such as:

  •
  Planning and Forecasting

  •
  Customized System / Database

  •
  Supplier and Customer Portals

  •
  EDI

  •
  E-Commerce

  •
  Support of Value-Added Services

        Our information technology infrastructure is based on a proprietary enterprise resource planning ("ERP") application that has been highly customized for the aerospace consumables management business over the last 20 years. Our IT systems support our order-to-cash, procure-to-pay, warehouse management and accounting processes on a global basis. Our ERP application interfaces with leading specialty software packages such as JDA (Demand Planning), Sterling (EDI) and Oracle (Business Intelligence, Financial Consolidations and Financial Reporting).

        We also employ virtualization technology to increase system availability, reduce hardware and maintenance costs and respond efficiently to market dynamics. Our entire data services infrastructure runs 24/7 and is protected by network security technologies, an uninterrupted power supply and a backup generator. Remote access to our systems is provided via separate, high speed connections.

Energy Services Group

        We have been and will continue to invest in integrating our acquisitions onto a single platform using an industry leading rental asset management software "TrakQuip" along with financial software "Microsoft Dynamics". Our integrated TrakQuip/Microsoft Dynamics application will provide us with a scalable integrated platform that facilitates highly efficient operations, consolidated invoicing and optimal equipment utilization at a site and segment basis. Based on our current expectations, the ESG IT integration effort with respect to our ESG acquisitions to date is expected to be completed by early 2016 at a cost of approximately $20 million.

Government Regulation

Aerospace Solutions Group

        Governmental agencies throughout the world, including the FAA, prescribe standards for aircraft components, including virtually all commercial airline and general aviation products, as well as regulations regarding the repair and overhaul of airframes, equipment and engines. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. In addition, the products we distribute must also be certified by aircraft and engine OEMs. If any of the material authorizations or approvals that allow us to supply products are revoked or suspended, then the sale of the related products would be prohibited by law, which would have an adverse effect on our business, financial condition and results of operations.

        From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which are usually more stringent than existing regulations. If these proposed regulations are adopted and enacted, we could incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition and results of operations.

        We are also subject to other government rules and regulations that include the Foreign Corrupt Practices Act of 1977, as amended, International Traffic in Arms Regulations and the False Claims Act.

Energy Services Group

        Our ESG operations are subject to extensive and changing federal, state and local laws and regulations establishing health, safety and environmental quality standards, including those governing discharges of pollutants into the air and water and the management and disposal of hazardous substances and wastes. We may be subject to liabilities or penalties for violations of those regulations. We are also subject to laws and regulations, such as the Federal Superfund Law and similar state statutes, governing remediation of contamination which could occur or might have occurred at facilities that we own or operate, or which we formerly owned or operated, or to which we send or have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently compliant, in all material respects, with applicable environmental laws and regulations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations.

Employees

        As of September 30, 2014, we had approximately 3,300 employees. As of September 30, 2014, our ASG segment had approximately 2,000 employees. Approximately 61% of ASG's employees are engaged in distribution operations, quality and purchasing, 28% in sales, marketing and product support and 11% in finance, human resources, IT, and general administration. As of September 30, 2014, our ESG segment had approximately 1,300 employees. Approximately 83% of ESG's employees are engaged in operations, quality and purchasing, 5% in sales, marketing and product support and 12% in finance, human resources, IT, and general administration. None of our employees are unionized and we consider our employee relations to be good.

Environmental Matters

        Our operations are subject to extensive and changing federal, state, local, and foreign laws and regulations establishing health, safety, and environmental quality standards, including those governing discharges of pollutants into the air and water and the management and disposal of hazardous substances and wastes. We may be subject to liabilities or penalties for violations of those laws and regulations. We are also subject to laws and regulations, such as the Federal Superfund Law and similar state statutes, governing remediation of contamination at facilities that we currently or formerly owned or operated or to which we send or have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently compliant, in all material respects, with applicable environmental laws and regulations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations. Clean-up costs and other damages resulting from any contamination-related liabilities and costs associated with changes in and compliance with environmental laws and regulations could result in the reduction or discontinuation of our or our customers' operations, and in a material adverse effect on our financial condition and results of operations.

        Due to ASG's European operations, we are subject to, among other environmental, health, and safety regulations, REACH in the European Union, which regulates the production and use of chemical substances. In July 2014, one of our German businesses, ITL, which was acquired by B/E Aerospace Systems Holding GmbH in July 2012, was informed by the LLUR that it had allegedly violated certain provisions of REACH related to the import and sale of certain chemical products for the period of 2009 through 2013. We are cooperating with the LLUR and currently investigating the amounts of chemical products that were allegedly imported and sold in violation of REACH. These violations could result in an administrative monetary penalty and a disgorgement of profits from the sale of products allegedly sold in violation of REACH, which could be material. We are not currently able to determine the amount of liability, if any, that we may ultimately be found to be responsible for that is not covered by any indemnity claims against the seller of ITL.

Properties

        As of September 30, 2014, we had 32 principal operating facilities, which comprise an aggregate of approximately 1.5 million square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size, and ownership type of each location.

City	Segment	Sq. Feet	Ownership
Doral, FL	ASG	506,600	Lease
Kaltenkirchen, Germany	ASG	90,500	Lease
Wichita, KS	ASG	80,000	Lease
Hamburg, Germany	ASG	80,000	Lease
Bridgeport, WV	ESG	70,800	Lease
Evans City, PA	ESG	68,300	Own
Stratford, CT	ASG	67,000	Lease
Burgess Hill, UK	ASG	60,000	Lease
Carson, CA	ASG	56,500	Lease
Earth City, MO	ASG	48,600	Lease
Chandler, AZ	ASG	47,400	Lease
Grand Prairie, TX	ASG	38,800	Lease
Senlis, France	ASG	32,900	Lease
Simpson District, WV	ESG	27,300	Lease
Boothwyn, PA	ASG	25,000	Lease
Charleroi, PA	ESG	20,000	Lease
Banyo QLD, Australia	ASG	19,400	Lease
Kenedy, TX	ESG	17,800	Lease
Cotulla, TX	ESG	17,800	Own
San Angelo, TX	ESG	16,800	Lease
Singapore	ASG	16,700	Lease
Williston, ND	ESG	16,500	Own
Paramus, NJ	ASG	15,500	Lease
South Marshall, TX	ESG	13,500	Lease
Greensboro, NC	ASG	12,000	Lease
Dickinson, ND	ESG	11,600	Lease
Rzeszow, Poland	ASG	11,520	Lease
Cambridge, OH	ESG	10,800	Lease
London-Heathrow, UK	ASG	10,520	Lease
Singapore	ASG	10,400	Lease
Waco, TX	ASG	10,000	Lease
Wellington, FL	Corporate Administrative Headquarters	9,100	Lease

        We believe that our facilities are suitable for their present intended purposes and are adequate for our present and anticipated level of operations.

Legal Proceedings

        We are a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

        Except as mentioned below, there are no material pending legal proceedings, other than the ordinary routine litigation incidental to the business discussed above, to which we, or any of our subsidiaries, are a party or of which any of our property is the subject.

        We are currently cooperating with the authorities in investigating an alleged violation of regulations governing the production and use of chemical substances in our German operations that could result in an administrative monetary penalty and a disgorgement of profits from the sale of products allegedly sold in violation of the regulations, which could be material. For a more detailed description of this matter, see "—Environmental Matters."

MANAGEMENT

Our Executive Officers

        The following table sets forth information regarding individuals who are currently expected to serve as our executive officers, including their positions after the spin-off.

Name and Title	Business Experience
Amin J. Khoury Chief Executive Officer	Amin J. Khoury co-founded B/E Aerospace in July 1987 and has served as its Chairman of the Board since that time. Mr. Khoury served as Chief Executive Officer of B/E Aerospace from December 31, 2005 through December 31, 2013. Mr. Khoury also served as the Co-Chief Executive Officer of B/E Aerospace from January 1, 2014 to the date of the distribution. Following the spin-off, Mr. Khoury will serve as the Executive Chairman of B/E Aerospace. Mr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until his retirement in July 2014. Mr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors.
Thomas P. McCaffrey President and Chief Operating Officer

Thomas P. McCaffrey served as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until the date of distribution. Prior to joining B/E Aerospace, Mr. McCaffrey was an Audit Director with Deloitte & Touche LLP from August 1989 through May 1993, and from 1976 through 1989 served in several capacities, including Audit Partner, with Coleman & Grant LLP. Mr. McCaffrey is a Certified Public Accountant licensed to practice in the states of Florida, California and Colorado.

Michael F. Senft Vice President—Chief Financial Officer and Treasurer

Michael F. Senft served on the Board of Directors of B/E Aerospace from February 2012 until the date of distribution. Mr. Senft most recently was a Managing Director of Moelis & Company. For more than 20 years, he has advised on B/E Aerospace's long-term capital transactions and strategic acquisitions. Mr. Senft has also served on the Board of Directors of Moly Mines Ltd. and Del Monte Foods. Mr. Senft's prior positions include Global Head of Leveraged Finance at CIBC and Global Co-Head of Leveraged Finance at Merrill Lynch.

John Cuomo Vice President and General Manager, Aerospace Solutions Group

John Cuomo has been Vice President and General Manager, Consumables Management business since July 2014. He has over 14 years of experience in the aerospace consumables distribution market and served in multiple roles and functions at B/E Aerospace Consumables Management from April 2000 to February 2014, with the most recent being Senior Vice President, Sales, Marketing and Business Development. Prior to joining B/E Aerospace, Mr. Cuomo served as an Associate Attorney to a large multi-national law firm practicing commercial law, mergers and acquisitions and litigation. He has a Bachelor of Science in International Business, a Juris Doctorate from the University of Miami and a Master of Business Administration from the University of Florida.

Name and Title	Business Experience
Gary Roberts Vice President and General Manager, Energy Services Group

Gary J. Roberts served as Vice President and General Manager, Energy Services business of B/E Aerospace from April 2014 until the date of distribution. Prior to joining B/E Aerospace, Mr. Roberts was the Chief Executive Officer of Vision Oil Tools, LLC, a private energy services company, from 2010 until its acquisition by B/E Aerospace. Before that, Mr. Roberts was General Manager for Complete Production Services, Inc. and worked for Weatherford International from 1991 to 2008, holding management positions with increasing levels of responsibility in Singapore, China, Indonesia and Qatar. Mr. Roberts brings to KLX over 30 years of oilfield experience.

Roger Franks General Counsel, Vice President—Law and Human Resources

Roger Franks served as Associate General Counsel of B/E Aerospace until the date of distribution. Since joining the B/E Aerospace Legal Department in January 2010, Mr. Franks has helped develop its efforts in employee matters, commercial disputes, compliance and general corporate law. Prior to joining B/E Aerospace, he was on the Board of Directors of a mid-size California law firm where he focused on commercial matters including employment law and litigation.

Heather Floyd Vice President—Finance and Corporate Controller

Heather Floyd served as Vice President—Internal Audit of B/E Aerospace until the date of distribution. Ms. Floyd has over 12 years of combined accounting, auditing, financial reporting and Sarbanes-Oxley compliance experience. Ms. Floyd joined B/E Aerospace in November 2010 as Director of Financial Reporting and Internal Controls. Prior to joining B/E Aerospace, Ms. Floyd served as an Audit Manager with Ernst & Young and in various accounting roles at Corporate Express, now a subsidiary of Staples.

Our Board of Directors

        Following the spin-off, we expect that our Board will consist of the directors set forth below. The table contains each person's biography as well as the qualifications and experience each person would bring to our Board. As of the date of the distribution, our Board will consist of eight members, seven of whom will meet applicable regulatory and exchange listing independence requirements.

Name and Title	Age	Business Experience and Director Qualifications
Amin J. Khoury Chairman	75	Amin J. Khoury, our Chief Executive Officer, co-founded B/E Aerospace in July 1987 and has served as its Chairman of the Board since that time. Mr. Khoury served as Chief Executive Officer of B/E Aerospace from December 31, 2005 through December 31, 2013. Mr. Khoury also served as the Co-Chief Executive Officer of B/E Aerospace from January 1, 2014 to the date of the distribution. Following the spin-off, Mr. Khoury will serve as the Executive Chairman of B/E Aerospace. Mr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until his retirement in July 2014. Mr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors. During his time at B/E Aerospace, Mr. Khoury was primarily responsible for the development and execution of B/E Aerospace's business strategies that resulted in its growth from a single product line business with $3.0 million in annual sales, to the leading global manufacturer of commercial aircraft and business jet cabin interior products and the world's leading distributor of aerospace consumable products, with annual revenues in 2013 of $3.5 billion. Mr. Khoury led the strategic planning and acquisition strategy of B/E Aerospace as well as its operational integration and execution strategies. He is a highly effective leader in organizational design and development matters and has been instrumental in identifying and attracting both our managerial talent and Board members. He has an intimate knowledge of the Company, its industry and its competitors which he has gained over the last 27 years at B/E Aerospace. All of the above experience and leadership roles uniquely qualify him to serve as our Company's Chairman of the Board.

Name and Title	Age	Business Experience and Director Qualifications
John T. Collins Director	67

John T. Collins has been Chairman and Chief Executive Officer of The Collins Group, Inc., a manager of a private securities portfolio and minority interest holder in several privately held companies, since 1992. From 1986 to 1992, Mr. Collins served as the President and Chief Executive Officer of Quebecor Printing (USA) Inc., which was formed in 1986 by a merger with Semline Inc., where he had served in various positions, including since 1973 as President, since 1968. During his term, Mr. Collins guided Quebecor Printing (USA) Inc. through several large acquisitions and situated the company to become one of the leaders in the industry. Mr. Collins previously served on the Board of Directors for several public companies including Federated Investors, Inc., Bank of America, and FleetBoston Financial. In addition, Mr. Collins has served on the Board of Trustees of his alma mater, Bentley College. We expect our Board to benefit from Mr. Collins' many years of experience in the management, acquisition, and development of several companies.

Peter V. Del Presto Director	64

Peter V. Del Presto is an adjunct professor of finance at the University of Pittsburgh, where he teaches courses covering capital markets, advanced valuation methods and private equity. From 1985 until his retirement in 2010, Mr. Del Presto was a partner with PNC Equity Partners, a private equity firm and an affiliate of PNC Bank targeting middle-market companies for acquisition and investment. During his 25 years at PNC Equity Partners, Mr. Del Presto led the firm's investment in 35 companies and participated as a member of the firm's Investment Committee in over 275 investments. Mr. Del Presto was PNC Equity Partner's representative on the boards of 24 companies where he was responsible for the development of value creation strategies in each. Mr. Del Presto is also a licensed private pilot. We expect that our Board will benefit from Mr. Del Presto's background in engineering and business administration, his expertise in the field of finance, and 25 years of experience in the acquisition, investment and development of numerous companies.

Name and Title	Age	Business Experience and Director Qualifications
Richard G. Hamermesh Director	66

Richard G. Hamermesh has served on the Board of Directors of B/E Aerospace since July 1987. Dr. Hamermesh has been a Professor of Management Practice at Harvard Business School since July 1, 2002, where he was also a member of the faculty from 1976 to 1987. From 1987 to 2001, he was a co-founder and a Managing Partner of The Center for Executive Development, an executive education and development consulting firm. He is also an active investor and entrepreneur, having participated as a principal, director and investor in the founding and early stages of more than 15 organizations. We expect our Board to benefit from Dr. Hamermesh's education and business experience, as well as his intimate knowledge of our business and industry gained from serving over 27 years on the Board of B/E Aerospace.

Benjamin A. Hardesty Director	64

Benjamin A. Hardesty has been the owner of Alta Energy LLC, a consulting business focused on oil and natural gas in the Appalachian Basin and onshore United States since 2010. In May 2010, Mr. Hardesty retired as president of Dominion E&P, Inc., a subsidiary of Dominion Resources Inc. engaged in the exploration and production of oil and natural gas in North America, a position he had held since September 2007. After joining Dominion Resources in 1995, Mr. Hardesty had previously also served in other executive positions, including president of Dominion Appalachian Development, Inc. and general manager and vice president Northeast Gas Basin. Mr. Hardesty has served on the Board of Directors of Antero Resources Corporation since its initial public offering in October 2013. He previously was a member of the Board of Directors of Blue Dot Energy Services LLC from 2011 until its sale to B/E Aerospace in 2013. From 1982 to 1995, Mr. Hardesty served as an officer and director of Stonewall Gas Company, and from 1978 to 1982 as vice president of operations of Development Drilling Corporation. Mr. Hardesty is director emeritus and past president of the West Virginia Oil & Natural Gas Association and past president of the Independent Oil & Gas Association of West Virginia. Mr. Hardesty serves on the Visiting Committee of the Petroleum Natural Gas Engineering Department of the College of Engineering and Mineral Resources at West Virginia University. We believe his significant experience in the oil and natural gas industry, including in our areas of operation, make Mr. Hardesty well suited to serve as a member of our Board.

Name and Title	Age	Business Experience and Director Qualifications
Stephen M. Ward, Jr. Director	57

Stephen M. Ward, Jr., has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation's personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is also a co-founder and Board member of E2open, a maker of enterprise software, and C3, a company that develops and sells software to monitor, mitigate and monetize greenhouse gasses. The Board believes Mr. Ward's broad executive experience and focus on innovation enables him to share with our Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments, and international growth.

Theodore L. Weise Director	70

Theodore L. Weise is currently a business consultant and serves on the Board of Directors of Hawthorne Global Aviation Services. Mr. Weise joined Federal Express Corporation in 1972 during its formative years and retired in 2000 as its President and Chief Executive Officer. He held many officer positions including Executive Vice President of World Wide Operations and led the following divisions as its Senior Vice President: Air Operations, Domestic Ground Operations, Central Support Services, Business Service Centers, and Operations Planning. Prior to joining Federal Express Corporation, Mr. Weise flew on the US Air Force F-111 as a Flight Test Engineer for General Dynamics Corp. He has previously served on the boards of Federal Express Corporation, Computer Management Sciences, Inc., ResortQuest International, Inc. and Pogo Jet, Inc. Mr. Weise is a member of the Missouri University of Science and Technology Board of Trustees, of which he was a past President. Mr. Weise is a jet rated Airline Transport Pilot with over 5,700 flight hours. He holds a Masters Professional Director Certification from the American College of Corporate Directors. We expect that our Board will benefit from Mr. Weise's extensive leadership experience.

Name and Title	Age	Business Experience and Director Qualifications
John T. Whates, Esq. Director	66

John T. Whates has served on the Board of Directors of B/E Aerospace since February 2012. Mr. Whates has been an independent tax advisor and involved in venture capital and private investing since 2005. He is Chairman of the Board of Dynamic Healthcare Systems, Inc., a company that provides enterprise technology software solutions to healthcare organizations. From 1994 to 2011, Mr. Whates was a tax and financial advisor to B/E Aerospace, providing business and tax advice on essentially all of its significant strategic acquisitions. Previously, Mr. Whates was a tax partner in several of the largest public accounting firms, most recently leading the High Technology Group Tax Practice of Deloitte LLP in Orange County, California. He has extensive experience working with aerospace and other public companies in the fields of tax, equity financing and mergers and acquisitions. Mr. Whates will bring to our Board his extensive experience, multi-dimensional educational background, and thorough knowledge of our business and industry.

Structure of the Board of Directors

        Upon completion of the spin-off, our Board will be divided into three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms, and each year our stockholders will elect one class of our directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation.

Governance Principles

        Our Board expects to adopt governance principles that meet or exceed the rules of NASDAQ. The full text of the governance principles will be posted on our website at www.klx.com.

Director Qualification Standards

        Our corporate governance guidelines will provide that the Nominating and Corporate Governance Committee is responsible for reviewing with our Board the appropriate skills and characteristics required of Board members in the context of the makeup of the Board and developing criteria for identifying and evaluating Board candidates.

        Our amended and restated bylaws will establish the limit on the number of public company board memberships for our directors at three, including KLX. Our amended and restated bylaws will also require Board candidates to disclose any outside compensation for serving as a director of KLX, as well as any outside compensation received for serving as a director of any other public company.

Committees of Our Board

        Following the spin-off, the standing committees of our Board will include an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each as further described below. Following our listing on NASDAQ and in accordance with the transition provisions of the rules of NASDAQ applicable to companies listing their securities in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of NASDAQ, be composed exclusively of directors who are independent. Other committees may also be established by our Board from time to time.

        Audit Committee.    We expect our Board will select the directors who will serve as members of the Audit Committee, all of whom will be independent and at least one of whom will be a financial expert within the meaning of NASDAQ rules. The Audit Committee's responsibilities will include, among other things:

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  Appointing, retaining, overseeing, and determining the compensation and services of our independent auditors.

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  Overseeing the quality and integrity of our financial statements and related disclosures.

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  Overseeing our compliance with legal and regulatory requirements.

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  Assessing our independent auditors' qualifications, independence and performance.

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  Monitoring the performance of our internal audit and control functions.

        The responsibilities of our Audit Committee, which we anticipate will be substantially similar to the responsibilities of B/E Aerospace's Audit Committee, will be more fully described in our Audit Committee charter. We will post the Audit Committee charter on our website at www.klx.com. By the date required by the transition provisions of the rules of NASDAQ, all members of the Audit Committee will be independent and financially literate. Further, at least one of the members of the Audit Committee will possess accounting or related financial management expertise within the meaning of the rules of NASDAQ and qualify as an "audit committee financial expert" as defined under the applicable SEC rules.

        Compensation Committee.    We expect our Board will select the directors who will serve as members of the Compensation Committee, all of whom will be independent. The Compensation Committee's responsibilities will include, among other things:

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  Providing recommendations to the Board regarding compensation matters.

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  Overseeing our incentive and compensation plans.

        The responsibilities of the Compensation Committee, which we anticipate will be substantially similar to the responsibilities of the B/E Aerospace Compensation Committee, will be more fully described in our Compensation Committee charter. We will post the Compensation Committee charter on our website at www.klx.com. Each member of the Compensation Committee will be a non-employee director, and given the relative size of our Board, there will be no prohibition against Compensation Committee interlocks involving any of the projected members of the Compensation Committee.

        Nominating and Corporate Governance Committee.    We expect our Board will select the directors who will serve as members of the Nominating and Corporate Governance Committee, all of whom will be independent. The Nominating and Corporate Governance Committee's responsibilities will include, among other things:

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  Actively identifying individuals qualified to become Board members.

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  Recommending to the Board the director nominees for election at the next Annual Meeting of Stockholders.

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  Making recommendations with respect to corporate governance matters.

        We expect that under our Nominating and Corporate Governance Committee charter, directors will have to inform the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. In addition, we expect that the Nominating and Corporate Governance Committee charter will provide that no director may sit on the Board, or beneficially own more than 1% of the outstanding equity securities, of any of our competitors in our principal lines of business. We also discourage our directors from serving on the board of directors of more than three public companies.

        The responsibilities of the Nominating and Corporate Governance Committee, which we anticipate will be substantially similar to the responsibilities of B/E Aerospace's Nominating and Corporate Governance Committee, will be more fully described in our Nominating and Corporate Governance Committee charter. We will post the Nominating and Corporate Governance Committee charter on our website at www.klx.com.

Director Independence

        We expect that a majority of our Board will meet the criteria for independence as defined by the rules of NASDAQ.

        We expect that our Board will determine the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, we expect that the Board will determine whether each director meets the objective standards for independence set forth in the rules of NASDAQ.

Meetings of Independent Directors

        We expect that we will require that the independent directors meet without management present at each meeting. The Chairman of the Nominating and Corporate Governance Committee will preside at the meetings of the independent directors.

Risk Oversight

        Our Board will take an active role in overseeing the risk management of KLX with a focus on the most significant risks facing KLX. The Board's oversight of risk management will be designed to support the achievement of our strategic objectives and increase stockholder value. A fundamental part of risk management for KLX will be not only understanding the risks that are faced by KLX and the steps necessary to manage those risks, but also understanding what level of risk is appropriate for KLX. We expect that our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and other members of senior management will regularly evaluate and report to the Board on significant risks facing KLX. In addition, we expect that each Committee of the Board will also be responsible for assessing the risk exposure related to its specific area. We expect that the Committees will discuss matters of interest with our senior management, including matters related to our corporate governance and our code of conduct, and report to the full Board, as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Codes of Business Conduct

        We expect that our Board will adopt a code of business conduct similar to B/E Aerospace's Code of Business Conduct that will apply to all our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, controller, treasurer and all other employees performing a similar function. We will maintain a copy of our code of business conduct, including any amendments thereto and any waivers applicable to any of our directors and officers, on our website at www.klx.com.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis provides information relevant to understanding the 2013 compensation for our Chief Executive Officer and our Chief Financial Officer plus those individuals who are our other three most highly compensated executive officers based on their 2013 compensation with B/E Aerospace, whom we refer to as our "Named Executive Officers or "NEOs." Our NEOs are:

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  Amin J. Khoury, Chairman of the Board and Chief Executive Officer

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  Thomas P. McCaffrey, President and Chief Operating Officer

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  Michael F. Senft, Vice President—Chief Financial Officer and Treasurer

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  Roger Franks, General Counsel, Vice President—Law and Human Resources

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  John Cuomo, Vice President and General Manager, Aerospace Solutions Group

        Prior to the spin-off, our business was owned by B/E Aerospace and Messrs. Khoury and McCaffrey were NEOs of B/E Aerospace. Messrs. Franks and Cuomo were also employed by B/E Aerospace prior to the spin-off. Therefore, our historical compensation strategy has been determined primarily by B/E Aerospace's senior management and the Compensation Committee of B/E Aerospace's board of directors (the "B/E Aerospace Compensation Committee"), and the compensation elements and processes discussed in this "Compensation Discussion and Analysis" section reflect B/E Aerospace programs and processes. Mr. Senft was not employed by B/E Aerospace until October 6, 2014. He currently serves as a non-employee director of B/E Aerospace, but will step down from this role on the distribution date. Following the spin-off, we will form our own Compensation Committee that will be responsible for approving and overseeing KLX's executive compensation programs, which may differ from the compensation programs in place at B/E Aerospace.

Objectives

        The following compensation objectives approved by the B/E Aerospace Compensation Committee formed the basis of B/E Aerospace's compensation objectives prior to the spin-off. In designing and implementing this compensation program, B/E Aerospace emphasized the following three objectives:

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  Provide a total compensation opportunity that is competitive with the market for executive talent, thereby enabling B/E Aerospace to attract, retain and motivate its executives.

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  Ensure a strong relationship between pay and performance, including rewards for results that meet or exceed performance targets, and consequences for results that are below performance targets.

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  Align executive and stockholder interests through the provision of long-term incentives that link executive compensation to strategic and intrinsic value creation, including by setting annual return on equity targets.

What B/E Aerospace's Compensation Intended to Reward

        Company Performance.    Through the provision of short-term and long-term incentives, B/E Aerospace's 2013 executive compensation program was designed to reward: (i) the achievement of short-term financial goals measuring operating earnings, cash flows, operating expense management and operating margins, and (ii) the execution of B/E Aerospace's long-term strategic goals and objectives.

        The B/E Aerospace Compensation Committee performs annual reviews of B/E Aerospace's performance and the contributions of its executives to ensure that B/E Aerospace's executive compensation program rewards the achievement of its financial objectives and the execution of its business strategy. B/E Aerospace believes its executive compensation program is reasonable and provides appropriate incentives to its executives to achieve its corporate objectives without encouraging them to take excessive risks for short-term gains in their business decisions.

        Individual Performance.    In addition to the overall performance of B/E Aerospace, B/E Aerospace's compensation program rewards individual performance toward the attainment of B/E Aerospace's goals and objectives. In setting the targeted pay levels of B/E Aerospace's executives, a variety of factors were considered, including: competencies, skills, prior experience, scope of responsibility and accountability within the organization.

        On an annual basis, the attainment of goals and demonstration of defined leadership competencies by B/E Aerospace's NEOs (other than its Chairman and Chief Executive Officer) was assessed by B/E Aerospace's Chairman and Chief Executive Officer through B/E Aerospace's leadership performance and development assessment process. Each year, B/E Aerospace's Chairman and Chief Executive Officer made recommendations to the B/E Aerospace Compensation Committee with respect to each of B/E Aerospace's other NEOs regarding (i) proposed base salary increases; (ii) proposed cash incentive awards for the preceding year; and (iii) proposed long-term equity incentives. The B/E Aerospace Compensation Committee performs a similar assessment of B/E Aerospace's Chairman and CEO and approves his compensation program. Final compensation decisions for Messrs. Khoury and McCaffrey were determined by the B/E Aerospace Compensation Committee in its sole discretion, while compensation decisions for Messrs. Franks and Cuomo were made by B/E Aerospace's senior management.

Consideration of "Say on Pay" and "Say on Frequency" Voting Results

        In discharging its responsibilities, the B/E Aerospace Compensation Committee took into account the results of B/E Aerospace's stockholders' "say-on-pay" and "say-on-frequency" votes. At B/E Aerospace's 2014 Annual Meeting of Stockholders, its stockholders approved its 2014 "say-on-pay" proposal by an affirmative vote of 65.6% (excluding abstentions and non-votes) of the votes cast. At B/E Aerospace's 2011 Annual Meeting of Stockholders, a majority of its stockholders also voted for a non-binding advisory "say-on-pay vote" to be held on an annual basis. Accordingly, the B/E Aerospace Compensation Committee recommended to B/E Aerospace's board of directors that B/E Aerospace hold the "say-on-pay vote" annually.

The Elements of B/E Aerospace's Compensation Program

        At the beginning of each year, the B/E Aerospace Compensation Committee determined the targeted range of compensation levels which could be earned by Messrs. Khoury and McCaffrey while B/E Aerospace senior management set Mr. Franks's and Mr. Cuomo's compensation. The B/E Aerospace Compensation Committee and senior management approved targeted 2013 compensation for our NEOs other than Mr. Senft (depending on their title and position) in the following forms and percentages:

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  Base salary (approximately 14% - 39% of total targeted compensation);

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  Annual cash incentives (approximately 12% - 27% of total targeted compensation); and

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  Targeted annual long-term restricted stock awards granted in December of each year range from 26% - 44% of total targeted compensation; targeted long-term incentives as part of B/E Aerospace's performance based Management Incentive Plan ("MIP") were approximately 11% - 20% of total targeted compensation resulting in total targeted long-term incentive compensation equal to 42% - 61% of total targeted compensation.

        The aggregate total targeted long-term incentive compensation, expressed as a percentage of annual base salary, for our NEOs (depending on title and position) was 115% - 426%.

        Base Salary.    B/E Aerospace provided Messrs. Khoury, McCaffrey, Franks, and Cuomo with competitive fixed annual base salaries. The base salaries for Messrs. Khoury and McCaffrey were reviewed annually by the B/E Aerospace Compensation Committee by taking into account the results achieved by the executive, the executive's future potential, scope of responsibilities and experience, and competitive salary practices. The base salaries for Messrs. Franks and Cuomo were reviewed by B/E Aerospace's senior management. Employment agreements between B/E Aerospace and Messrs. Khoury and McCaffrey provided for an annual increase to base salaries as determined by the B/E Aerospace Compensation Committee but no less than a specified cost of living increase. Mr. Cuomo's employment agreement with B/E Aerospace provides that his base salary may be adjusted in the discretion of the B/E Aerospace Compensation Committee. Adjustments to base salaries for all of B/E Aerospace's employees are generally made as of July 1st of each year.

        B/E Aerospace believes that it is important to pay a base salary that is consistent with similarly sized industry peers with similar continuous performance characteristics. In 2013, base salary increases for Messrs. Khoury, McCaffrey, Franks, and Cuomo, exclusive of increases associated with promotions and changes in responsibilities, were approximately 9%, 9%, 4%, and 4% of their 2012 base salaries, respectively.

  Annual Cash Incentives.

        Management Incentive Plan.    Messrs. Khoury, McCaffrey, Franks, and Cuomo were eligible to receive annual incentives pursuant to the B/E Aerospace MIP, based on the attainment of both financial and individual performance targets. B/E Aerospace's MIP pool is generally determined by multiplying earnings before income taxes as determined by the Committee by an agreed upon percentage thereby providing an incentive pool which increases or decreases with pretax earnings, a portion of which was awarded in cash bonuses with the remainder in restricted stock which vested over a four-year period. B/E Aerospace believed that directly linking a significant portion of Messrs. Khoury's, McCaffrey's, Franks's, and Cuomo's cash compensation to an individual segment or aggregate corporate performance (as applicable) was an important factor in achieving B/E Aerospace's corporate objectives.

        For 2013, the maximum cash payments for Messrs. Khoury, McCaffrey, Franks, and Cuomo were 172%, 150%, 60%, and 60%, respectively, of base salary. During 2011 and 2012, there were no minimum or maximum cash bonuses since the aggregate amount of cash incentives paid to MIP participants was determined by multiplying earnings before income taxes (as defined) by an agreed upon percentage thereby providing an incentive pool which increased or decreased with pretax earnings. The aggregate bonus pool for the three years ended December 31, 2013 was determined utilizing the same methodology in 2011 and 2012. The bonus pool in 2011 and 2012 was paid entirely in cash, whereas in 2013 amounts earned in excess of the maximum cash payments described above were paid in the form of restricted stock.

        For Messrs. Khoury, McCaffrey, and Franks, 2013 payments under the MIP were based upon achieving B/E Aerospace's financial performance objectives. For Mr. Cuomo, such payments were based upon achieving financial performance objectives within B/E Aerospace's consumables management segment.

        The B/E Aerospace Compensation Committee, in its sole discretion, could increase or decrease the MIP awards on a case by case basis.

        2013 Financial Performance Objectives.    Each year the B/E Aerospace Compensation Committee determined the financial performance objectives under the MIP based upon B/E Aerospace's financial plan for that year. The minimum threshold for payment under the MIP with respect to a financial performance objective is generally 80% of the applicable target. Incentive payments for performance between 80% and 90% of a financial performance objective would generally not exceed 10% of the targeted MIP cash payment, with the actual amount of the incentive payment between these percentages determined by linear interpolation. For performance between 90% and 100%, the actual amount of the incentive payment is also generally determined by linear interpolation. For performance in excess of 100%, the actual amount of the incentive payment is directly proportionate to the level of attainment of the financial performance objectives. Cash bonuses under B/E Aerospace's MIP are subject to the limitations set forth above with the excess of any amount that otherwise would have been awarded absent the limitation on cash bonuses to be awarded instead in the form of restricted shares which vest over a four-year period.

        The 2013 financial performance objectives for Messrs. Khoury, McCaffrey, Franks, and Cuomo were operating earnings, operating cash flow (each weighted at 30%) and operating margin and bookings (each weighted at 20%). On February 13, 2014, the B/E Aerospace Compensation Committee determined B/E Aerospace achieved approximately 100% of B/E Aerospace's targeted consolidated 2013 financial objectives. B/E Aerospace's MIP pool was higher than prior years due to the higher level of earnings before income taxes (as defined). Considering this and other discretionary factors, the B/E Aerospace Compensation Committee determined Messrs. Khoury and McCaffrey achieved 100% of their respective maximum cash bonus percentage of base salary of 172% and 150%. Mr. Franks achieved 100% of his maximum cash bonus percentage of 60% and Mr. Cuomo achieved 51% of his maximum cash bonus percentage of 60%. In addition the B/E Aerospace Compensation Committee awarded Messrs. Khoury, McCaffrey, Franks, and Cuomo restricted shares equal to 116%, 111%, 43%, and 30% of their respective base salaries, resulting in total MIP awards (cash and long-term incentives) for 2013 equal to 288%, 261%, 105%, and 60% of their respective base salaries.

        2013 Discretionary Individual Performance Assessments.    B/E Aerospace did not set predetermined individual performance formulas or goals for Messrs. Khoury, McCaffrey, Franks, and Cuomo at the beginning of the year. At the end of each year, B/E Aerospace's Chairman and Chief Executive Officer evaluated the performance of the other NEOs of B/E Aerospace during the year and provided recommendations to the B/E Aerospace Compensation Committee as to their individual performance assessments. The B/E Aerospace Compensation Committee performs a similar assessment of B/E Aerospace's Chairman and Chief Executive Officer. B/E Aerospace senior management evaluated the performance of Messrs. Franks and Cuomo. The individual performance assessment process was a discretionary, holistic, multi-faceted assessment. Neither the B/E Aerospace Chairman and Chief Executive Officer nor the B/E Aerospace Compensation Committee used a specific formula or applied a specific weight when evaluating performance, but rather relied on their business judgment. However, the B/E Aerospace Chairman and Chief Executive Officer and the B/E Aerospace Compensation Committee generally took into account one or more of the following factors in connection with the assessment:

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  Implementation and execution of supply chain, lean/continuous improvement initiatives

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  New product development initiatives

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  Customer recognition awards such as "Supplier of the Year" and "Customer Support and Service Champion"

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  Process alignment initiatives driven toward simplifying and standardizing B/E Aerospace's key processes throughout its business

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  Asset management

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  Domestic and international cost reductions

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  Business integration activities

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  Leadership

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  Strategic planning

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  Financial and operational excellence

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  Customer satisfaction

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  Staff development, talent management and retention

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  Implementation of global human resources strategies

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  Implementation of global tax strategies

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  Improving operating efficiency

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  Implementation of sales strategies

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  Client relationship management

        The following table shows the 2013 MIP awards (cash and long-term incentives) expressed as a percentage of base salary and target opportunity.

MIP Award Summary

Named Executive Officer	Dollar Value of Cash award ($ in thousands)	Dollar Value of Restricted Stock Award ($ in thousands)	Total MIP Award ($ in thousands)	Percentage of Base Salary	Percentage of Target
Amin J. Khoury	$2,266	$1,528	$3,794	288%	100%
Thomas P. McCaffrey	922	680	1,602	261%	100%
Roger Franks	167	115	282	105%	100%
John Cuomo	101	100	201	60%	100%

        Annual Long-Term Equity Incentive.    B/E Aerospace believes the use of long-term equity incentive awards accomplishes important objectives of its executive compensation program by linking executive compensation to long-term stockholder value creation. The level of benefit received by Messrs. Khoury, McCaffrey, Franks, and Cuomo was dependent, to a large degree, on the successful execution of B/E Aerospace's strategy and delivering significant, sustained growth. The long-term equity incentive awards are granted in addition to the MIP restricted stock grants described above.

        On October 24, 2013, the B/E Aerospace Compensation Committee approved grants of restricted stock effective as of December 15, 2013 for Messrs. Khoury and McCaffrey, and as of November 15, 2013 for all other eligible participants. The B/E Aerospace Compensation Committee approved individual grants for Messrs. Khoury, McCaffrey, and Cuomo, and also approved a pool of available equity grants which were allocated by B/E Aerospace senior management to participants including Mr. Franks. This process is consistent with B/E Aerospace's policy of having the dollar value of annual grants of restricted stock to B/E Aerospace's employees reviewed and approved by the B/E Aerospace Compensation Committee at a meeting in the third or fourth quarter and having the grants made effective as of December 15th of each year for Messrs. Khoury and McCaffrey (November 15th for Messrs. Franks and Cuomo and for all other eligible participants). The number of shares of restricted stock granted is equal to the dollar value approved by the B/E Aerospace Compensation Committee divided by the closing price of B/E Aerospace's common stock as quoted on NASDAQ on the date of grant. All grants of restricted stock are made pursuant to B/E Aerospace's Long-Term Incentive Plan ("LTIP"). In addition, as described above, approximately 40% - 42% of Messrs. Khoury's, McCaffrey's, and Franks's MIP was paid in the form of four-year time vested restricted shares based on B/E Aerospace's 2013 performance. Approximately 50% of Mr. Cuomo's MIP was paid in four-year time vested restricted shares based on the 2013 performance of B/E Aerospace's consumables segment. As a result, Messrs. Khoury's, McCaffrey's, Franks's, and Cuomo's total cash compensation in 2013 decreased by 11% - 16% as compared with 2012, while their long-term incentives (including compensation under the 2013 MIP) increased by 35% - 94% as compared with 2012. All grants of restricted stock were made pursuant to B/E Aerospace's LTIP.

        B/E Aerospace has not granted any stock options since 2006.

        The B/E Aerospace Compensation Committee did not apply specific formulas in determining the amounts of the annual equity compensation awarded to Messrs. Khoury, McCaffrey and Cuomo. Rather, the B/E Compensation Committee reviewed a variety of factors in setting equity compensation. These factors included:

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  B/E Aerospace's financial performance relative to that of its compensation comparison group (as described below);

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  competitive data provided by Mercer Human Resource Consulting ("Mercer"), an independent compensation consultant; and

  •
  each individual's general performance during the year.

        With regard to B/E Aerospace's financial performance relative to that of the companies in its peer group, the B/E Aerospace Compensation Committee reviewed revenue growth, operating income growth, earnings before interest, taxes, depreciation and amortization ("EBITDA") growth, earnings per share ("EPS") growth, total stockholder return and return on average equity of the companies in B/E Aerospace's comparison group over the past one- and three-year periods ended December 31, 2012, which represented the latest proxy data for B/E Aerospace's peer group, and noted that B/E Aerospace's performance was positioned in the 75th percentile for the one- and three-year periods ended December 31, 2012. As a result of this analysis, the B/E Aerospace Compensation Committee targeted total direct compensation (including base salary, MIP (cash and restricted stock) and annual restricted stock awards) at approximately the 75th percentile of the amounts awarded to B/E Aerospace's NEOs at the companies in B/E Aerospace's comparison group.

        Using data provided by Mercer, the B/E Aerospace Compensation Committee also considered, with respect to each of B/E Aerospace's NEOs, the market-competitive range for equity grants, when combined with targeted cash incentives and base salary for executive officers of comparable positions, between the 50th and 75th percentiles of the companies in B/E Aerospace's peer group, depending on the roles, responsibilities, experience and similar factors for each of B/E Aerospace's NEOs.

        While the B/E Aerospace Compensation Committee used the comparative data in making its annual December and November equity grant determinations, the final determinations were made in its discretion. On December 15, 2013, Messrs. Khoury and McCaffrey, and on November 15, 2013, Messrs. Franks and Cuomo, received grants of restricted stock as follows:

LTI Award Summary

Named Executive Officer	Percentage of Base Salary	Dollar Value of Award ($ in thousands)	Number of Shares
Amin J. Khoury	310%	$4,084	47,845
Thomas P. McCaffrey	191%	1,173	13,747
Roger Franks	72%	195	2,320
John Cuomo	100%	338	4,023

        Seventy-five percent of the annual award to each of Messrs. Khoury, McCaffrey, and Cuomo is subject to time-based vesting and 25% of the annual award is subject to performance-based vesting. The time-based portion of the award vests ratably over a period of three years commencing on the first anniversary of the date of grant. One-hundred percent of Mr. Franks's award is subject to time-based vesting and vests ratably over a period of four years.

        With respect to the performance-based component, at the beginning of each of the three calendar years following the grant date, the B/E Aerospace Compensation Committee set an annual return on equity target (as defined). Vesting of the performance-based portion of the award is subject to B/E Aerospace achieving the average of the annual return on equity targets established by the B/E Aerospace Compensation Committee for the three-year period as follows:

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  100% of the performance-based component of the award will vest on the fourth anniversary of the grant if 90% or more of the target is attained;

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  50% of the performance-based component of the award will vest on the fourth anniversary of the grant if between 85% and 90% of the target is attained;

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  For attainment between 80% and 85%, or between 85% and 90% of the applicable performance target, a portion of the performance-based component of the award will vest as determined on the basis of linear interpolation; and

  •
  No portion of the initial award will vest if less than 80% of the target is attained.

        As a result, Messrs. Khoury, McCaffrey, and Cuomo hold 25% of each award for one year after the other shares have vested; the 25% of each award remaining is subject to achieving the agreed upon performance criteria.

        With respect to annual awards granted in December 2013, B/E Aerospace set the return on equity target for calendar year 2013 as 15.3%. Actual return on equity for 2013 was 15.3%. On February 13, 2014, the B/E Aerospace Compensation Committee set the return on equity target for calendar year 2014 as 15.8%. The return on equity targets for each of calendar years 2015 and 2016 will be set at the beginning of each of these years.

        Total 2013 long-term incentives, including the long-term portion of B/E Aerospace's MIP, for each of Messrs. Khoury, McCaffrey, Franks, and Cuomo is set forth as follows:

Named Executive Officer	Percentage of Base Salary	Dollar Value of Award ($ in thousands)	Number of Shares
Amin J. Khoury	426%	$5,612	66,850
Thomas P. McCaffrey	302%	1,853	22,204
Roger Franks	115%	310	3,750
John Cuomo	130%	438	5,267

        Severance and Change of Control Benefits.    All of the B/E Aerospace equity awards held by our NEOs vest fully upon a "change in control" (as defined in B/E Aerospace's LTIP) or upon termination of employment due to death or disability.

        B/E Aerospace has entered into employment agreements with Messrs. Khoury, McCaffrey, and Cuomo, and an employment offer letter with Mr. Franks. Messrs. Khoury, McCaffrey, Senft, and Franks have also entered into new employment agreements with KLX, to be effective on the distribution date (or October 6, 2014 in the case of Mr. Senft). Mr. Cuomo's employment agreement with B/E Aerospace will be assigned to KLX in connection with the spin-off.

        In addition, Mr. Khoury has entered into an amended and restated employment agreement with B/E Aerospace, to be effective on the distribution date, pursuant to which he will serve as Executive Chairman of B/E Aerospace following the spin-off. Each of these employment agreements provide for severance and change in control benefits and are described below in detail under the heading "Employment, Severance and Change of Control Agreements," except that Mr. Cuomo's agreement does not provide for change in control benefits. Mr. McCaffrey's current employment agreement with B/E Aerospace will terminate on the distribution date. In connection with the termination of this agreement, it is expected that B/E Aerospace will pay Mr. McCaffrey the cash amount that would be due under his existing employment agreement upon a termination of employment with B/E Aerospace without "cause" or for "good reason" on the distribution date. Mr. McCaffrey has agreed to forego his contractual right to accelerated vesting of his outstanding B/E Aerospace equity awards that would otherwise vest after March 15, 2015 upon a termination of employment and, upon the effectiveness of the spin-off, such equity awards will convert into equity awards of KLX and continue to vest in accordance with their existing terms and conditions. The severance and change of control benefits were determined on the basis of market practices in order to provide a competitive overall compensation package to Messrs. Khoury, McCaffrey, Senft, Franks, and Cuomo.

        On August 29, 2014, Messrs. Khoury and McCaffrey each entered into a letter agreement with B/E Aerospace voluntarily waiving existing rights under their employment agreements with B/E Aerospace to gross-ups in respect of excise or additional taxes under Sections 280G, 4999 and 409A of the Code. None of the other employment agreements with our NEOs, including Mr. Khoury's amended employment agreement with B/E Aerospace, provide for any tax gross-ups.

        Mr. Khoury will not receive any severance payments on the distribution date in connection with the changes in his title, duties, and responsibilities with B/E Aerospace, as he has agreed to defer, until he ceases to be employed by B/E Aerospace, the $11,870,000 severance payment that he would have been entitled to receive under his current employment agreement with B/E Aerospace upon his termination of employment with B/E Aerospace. Mr. Khoury has also agreed to forego the accelerated vesting of his equity awards until he ceases to provide services to B/E Aerospace. Pursuant to Mr. Khoury's amended and restated employment agreement with B/E Aerospace, if Mr. Khoury's employment with the Company terminates for any reason, he will be entitled to a lump sum payment of $11,870,000, which represents the deferred severance amount discussed above. In addition, all of his unvested equity awards will vest immediately upon termination for any reason other than in the event of his retirement. Upon a change of control of B/E Aerospace, Mr. Khoury's employment will terminate and he will be entitled to the severance payment described above and immediate vesting of his outstanding equity awards.

        Pursuant to the new employment agreements between KLX and Messrs. Khoury, McCaffrey, Senft, and Franks, each of Messrs. Khoury, McCaffrey, Senft, and Franks is entitled to severance equal to two times the sum of his respective base salary and annual bonus, and immediate vesting of all unvested equity awards, upon the occurrence of certain events. Mr. Khoury is entitled to severance if his employment is terminated by KLX for any reason, upon his death or incapacity, or if he terminates employment with KLX for "good reason." Each of Messrs. McCaffrey and Senft is entitled to severance if his employment is terminated by KLX without "cause," upon his death or incapacity, or if he terminates employment with KLX for "good reason". Mr. Franks is entitled to such severance if his employment is terminated by KLX without "cause," or if he terminates employment with KLX for "good reason." Upon a change of control of KLX, Mr. Khoury's, Mr. McCaffrey's, Mr. Senft's, and Mr. Franks's employment will terminate and they will be entitled to severance as described above. If Mr. Franks's employment with KLX is terminated due to his death or incapacity, he will receive severance equal to two times his salary, and immediate vesting of all unvested equity awards. None of Messrs. Khoury, McCaffrey, Senft or Franks, will be entitled to severance from KLX if their employment is terminated for any other reason.

        Pursuant to Mr. Cuomo's employment agreement, if his employment is terminated due to his death or disability, he or his designee is entitled to a lump sum payment equal to the salary and automobile allowance payable from the date of termination through the remainder of the employment term. If B/E Aerospace terminates Mr. Cuomo's employment without cause, he will receive a lump sum equal to one times his salary, the salary payable from the termination date through the remainder of the employment term, a pro-rated bonus for the year of termination and accelerated vesting of outstanding equity awards subject to time-based vesting. No severance will be payable if Mr. Cuomo's employment terminates for any other reason.

        Retirement Benefits.    All of B/E Aerospace's employees, including Messrs. Khoury, McCaffrey, Franks, and Cuomo, are eligible to participate in B/E Aerospace's qualified 401(k) defined contribution plan. Pursuant to this plan, B/E Aerospace matches 100% of the first 3% and 50% of the next 2% of employee contributions up to $10,200. In addition, B/E Aerospace provided Messrs. Khoury and McCaffrey with the following payments in lieu of other retirement benefits:

  •
  In lieu of retirement benefits, B/E Aerospace provided Mr. Khoury with annual payments equal to 150% of his base salary. These payments were made on a quarterly basis in arrears. In addition, under Mr. Khoury's current agreement with B/E Aerospace, B/E Aerospace agreed to make an annual payment in lieu of retirement benefits equal to the product determined by multiplying the annual increase in salary by 150% times the number of years since Mr. Khoury founded B/E Aerospace less cumulative prior payments. Pursuant to Mr. Khoury's amended and restated employment agreement with B/E, to be effective as of the distribution date, B/E will make tax deferred contributions on behalf of Mr. Khoury to the B/E Aerospace, Inc. 2010 Deferred Compensation Plan with an aggregate annual value of one times his base salary with B/E Aerospace. Pursuant to his new employment agreement with KLX, also to be effective as of the distribution date, KLX will make annual tax deferred contributions on behalf of Mr. Khoury to a KLX deferred compensation plan in an amount equal to 100% of his base salary with KLX.

  •
  In lieu of retirement benefits, B/E Aerospace provided Mr. McCaffrey with an annual payment equal to 50% of his average annual salary for the preceding three-year period multiplied by the number of years of service with B/E Aerospace, less cumulative prior payments. These payments were made on a quarterly basis in arrears. Pursuant to Mr. McCaffrey's new employment agreement with KLX, to be effective as of the distribution date, KLX will make annual tax deferred contribution on behalf of Mr. McCaffrey to a KLX deferred compensation plan in an amount equal to 100% of his base salary with KLX.

        Nonqualified Deferred Compensation Plan.    B/E Aerospace adopted its Deferred Compensation Plan in 2010. The plan is a nonqualified deferred compensation plan pursuant to which certain senior executives of B/E Aerospace (as selected by the B/E Aerospace Compensation Committee) are eligible to defer salary and bonus. Messrs. Khoury, McCaffrey, Franks, and Cuomo are eligible to participate in the plan. B/E Aerospace may make a matching contribution equal to 100% of the participant's deferrals under the Deferred Compensation Plan up to a maximum of 7.5% of the participant's total base salary and annual cash bonus. Matching contributions vest in equal installments on January 15th of each of the three years succeeding the year in which the contribution is made. In addition, an executive will fully vest in all matching contributions upon (i) meeting the requirements of a retirement, (ii) a termination of employment by B/E Aerospace without cause, (iii) death, (iv) a change in control of B/E Aerospace or (v) meeting the requirements of a disability.

        In September 2013, the Deferred Compensation Plan was amended to permit the deferral of equity-based awards.

        Other Compensation.    Messrs. Khoury, McCaffrey, Franks, and Cuomo were eligible to participate in all benefit programs that are generally available to all B/E Aerospace employees. In addition, in order to provide a comparative compensation package (based on external studies), B/E Aerospace provided the following:

  •
  Under the Medical Care Reimbursement Plan for Executives, B/E Aerospace generally reimbursed Messrs. Khoury, McCaffrey, and Franks for medical care expenses that are not otherwise reimbursed by any plan or arrangement up to a maximum benefit of 10% of their base salary per year.

  •
  B/E Aerospace reimbursed Messrs. Khoury and McCaffrey for reasonable costs of financial and estate planning.

  •
  B/E Aerospace provided Messrs. Khoury, McCaffrey, and Cuomo with a monthly automobile allowance, as described below under the heading "Employment, Severance and Change of Control Agreements."

  •
  Under B/E Aerospace's travel policy, B/E Aerospace provided use of a B/E Aerospace-owned aircraft to Messrs. Khoury and McCaffrey to ensure their personal security. These executives are taxed on the incremental cost relating to their personal use of the aircraft.

        To the extent applicable, these amounts are included in the Summary Compensation Table as part of the "All Other Compensation" column.

External Benchmarking

        Benchmarking Objectives.    B/E Aerospace believes its executives should possess above-average competencies, skills and prior experience and display above-average leadership skills as they discharge their responsibilities. B/E Aerospace benchmarks targeted pay levels for essentially every position throughout B/E Aerospace's organization. B/E Aerospace's objective was to establish total targeted compensation (defined as base salary, targeted annual cash incentive, long-term incentives, and, where applicable, payments in lieu of retirement benefits) for its NEOs near the 75th percentile of B/E Aerospace's peer group. B/E Aerospace believes the weighting of each component of B/E Aerospace's compensation program (as described above under the heading "The Elements of B/E Aerospace's Compensation Program") is appropriate given the historically cyclical nature of B/E Aerospace's industry, which has resulted and may result in several-year periods during which substantially lower cash incentives are awarded.

        Benchmarking Process.    In 2013, the B/E Aerospace Compensation Committee retained Mercer, an independent compensation consultant, to assist in the design and implementation of B/E Aerospace's executive compensation program, including the review of market surveys and peer group comparisons. Compensation and other financial data for B/E Aerospace's peer group are compiled from publicly available information, as well as from the consultant's proprietary database for similarly-sized industrial companies. Because the information is based on publicly available data, the comparisons are always against the data for the immediately preceding year (i.e., the 2013 study was based on data included in the 2012 annual reports and 2012 proxy statements of B/E Aerospace's peer group).

        B/E Aerospace believes market data provides a reference and framework for decisions about the base salary, targeted annual cash incentives and the appropriate level of long-term incentives to be provided to each of B/E Aerospace's NEOs. However, due to variability and the inexact science of matching and pricing executive jobs, B/E Aerospace believes that market data should be interpreted within the context of other important factors and should not solely be used to dictate a specific pay level for an executive. As a result, in setting the target pay level of B/E Aerospace's NEOs, market data is reviewed along with a variety of other factors, including individual performance, competencies, skills, future potential, prior experience, scope of responsibility and accountability within the organization.

        In 2013, the consultant reviewed both the individual components and aggregate composition of B/E Aerospace's compensation packages for B/E Aerospace's NEOs, focusing on several components of pay, including:

  •
  base salary;

  •
  actual and targeted cash incentives;

  •
  total cash compensation (i.e., base salary plus cash incentives);

  •
  actual and targeted long-term incentives;

  •
  total direct compensation (i.e., total cash plus long-term incentives); and

  •
  total direct compensation plus payments in lieu of retirement benefits, to the extent applicable.

        Based on this review, the consultant advised the B/E Aerospace Compensation Committee that, for each of B/E Aerospace's NEOs:

  •
  the targeted total cash compensation (including base salary and targeted annual cash incentives) approximated the 75th percentile of B/E Aerospace's peer group;

  •
  the targeted total direct compensation (including base salary, annual cash and long-term incentives) approximated the 75th percentile of B/E Aerospace's peer group;

  •
  the total actual cash compensation approximated the 75th percentiles of B/E Aerospace's peer group; and

  •
  the total actual direct compensation (including base salary, annual cash and long-term incentives) plus payments in lieu of retirement benefits, as applicable, approximated the 75th percentile of B/E Aerospace's peer group.

        B/E Aerospace's consultant also reviewed B/E Aerospace's 2012 financial performance (the most current data then available) and determined that:

  •
  B/E Aerospace's total shareholder return over the one-and three-year periods ended December 31, 2012 were above the 75th percentile of its peer group, and

  •
  measuring revenue growth, operating income growth, EBITDA growth, EPS growth based on the performance metric weightings utilized in B/E Aerospace's MIP, and return on average equity for the one- and three-year periods ended December 31, 2012, B/E Aerospace was positioned at approximately the median of its peer group.

        Compensation Peer Group.    The compensation peer group B/E Aerospace used in 2013 was comprised of the following 16 companies in the aerospace and defense industries:

  •
  AAR Corp.

  •
  Alliant Techsystems

  •
  Crane Co.

  •
  Curtiss-Wright Corp.

  •
  Esterline Technologies Corporation

  •
  Harris Corporation

  •
  Hexcel Corporation

  •
  Huntington Ingalls Industries, Inc.

  •
  Pentair Ltd.

  •
  Precision Castparts Corporation

  •
  Rockwell Collins, Inc.

  •
  Spirit Aerosystems Holdings

  •
  Terex Corp.

  •
  Transdigm Group, Inc.

  •
  Teledyne Technologies, Inc.

  •
  Wesco Aircraft Holdings, Inc.

        In consultation with the consultant, the B/E Aerospace Compensation Committee selected these companies for B/E Aerospace's peer group on the basis that (i) as compared to B/E Aerospace, they were within a reasonable range for revenue size and equity market capitalization; (ii) they had executive positions comparable to those at B/E Aerospace which required a similar set of management skills and experience; and (iii) they were representative of organizations that compete with us for business and executive talent. The median 2012 revenues of B/E Aerospace's peer group were approximately $3.5 billion; B/E Aerospace's revenues for the year ended December 31, 2012 were approximately $3.1 billion. The B/E Aerospace Compensation Committee, together with the consultant, reviews B/E Aerospace's peer group each year. Following the spin-off, it is expected that a compensation consultant will work with the Compensation Committees of B/E Aerospace and KLX to develop an appropriate peer group.

Stock Ownership/Prohibited Transactions in B/E Aerospace Securities

        The B/E Aerospace board of directors established stock ownership guidelines for B/E Aerospace's executive officers and non-employee directors. Under these guidelines, B/E Aerospace's executive officers and members of the board of directors are required to own shares of B/E Aerospace's common stock with a market value of at least a specified multiple of their base salary or annual cash retainer, as applicable, within a reasonable period of time from their election to the board of directors or appointment as an executive officer, as determined by B/E Aerospace's board of directors. The guidelines are five times base salary for the Co-CEOs, three and one-half times base salary for all other executive officers and three times the annual cash retainers for members of B/E Aerospace's board of directors. Progress toward meeting the guidelines is reviewed by the B/E Aerospace Compensation Committee annually. The B/E Aerospace Compensation Committee considers all shares held by a director or executive officer toward meeting the ownership requirements including: shares owned outright (including in family trusts and those held by a spouse), time-vested restricted shares, shares or share equivalents held in B/E Aerospace's 401(k) plan or a deferred compensation plan and shares in B/E Aerospace's employee stock purchase plan. Unexercised stock options and unearned performance shares are not included toward meeting the guidelines. B/E Aerospace does not have any policies requiring B/E Aerospace's executives to hold shares of common stock received upon vesting or exercise of equity awards.

        B/E Aerospace's directors and executive officers are prohibited from engaging in short sales of B/E Aerospace. B/E Aerospace's officers and directors are also prohibited from selling or purchasing puts or calls, trading in or writing options, or engaging in other hedging activities with respect to B/E Aerospace.

Compensation Risks

        In 2013, B/E Aerospace management and the B/E Aerospace Compensation Committee assessed B/E Aerospace's compensation policies and practices and determined that B/E Aerospace's policies and practices do not create risks that are reasonably likely to have a material adverse effect on B/E Aerospace. In reaching this conclusion, B/E Aerospace primarily considered the following factors:

  •
  Executive officers receive a mix of base salary, cash-incentive awards and long-term equity-based awards as compensation, and the cash incentives plus performance-based incentives paid to B/E Aerospace's executive officers in 2013 ranged from approximately 40% - 47% of total direct compensation while base salary and time-based vested long-term equity-based awards accounted for approximately 53% - 60% of total direct compensation. B/E Aerospace does not believe the amount of cash-incentives paid to our executive officers would incentivize management to take excessive risks for short-term gains.

  •
  Equity-based awards are designed to align the long-term interests of executive officers and stockholders. The performance portion of B/E Aerospace's long-term equity-based awards vests based on an average return on B/E Aerospace's equity over a three-year period and the time-based portion of the long-term equity-based awards vests over a three-year period. Due to these vesting periods, B/E Aerospace does not believe that B/E Aerospace's equity-based awards incentivize executive officers to take excessive risks for short-term gains.

  •
  To align long-term interests of executive officers and B/E Aerospace's stockholders and to ensure an owner-oriented culture, B/E Aerospace has adopted executive stock ownership guidelines that require B/E Aerospace's executive officers to hold a significant amount of B/E Aerospace's common stock.

  •
  To further align the long-term interests of B/E Aerospace's executives and B/E Aerospace's stockholders, B/E Aerospace adopted an anti-hedging policy which provides that no insider, including B/E Aerospace's NEOs and members of B/E Aerospace's board of directors, may engage in short sales of B/E Aerospace, Inc. securities. Also, selling or purchasing puts or calls or otherwise trading in or writing options on B/E Aerospace, Inc. securities by B/E Aerospace officers and directors is prohibited.

  •
  With the assistance of Mercer, the B/E Aerospace Compensation Committee reviews and approves the targeted annual compensation opportunity and type of compensation available for each B/E Aerospace executive officer.

  •
  As part of this review, the B/E Aerospace Compensation Committee compares the targeted and actual total compensation of each B/E Aerospace executive officer with their counterparts within B/E Aerospace's peer group.

  •
  On an annual basis, B/E Aerospace's executive officers provide a certification that they have complied with B/E Aerospace's Code of Business Conduct. In addition, B/E Aerospace regularly reviews its code of conduct and B/E Aerospace's other corporate policies with all employees.

  •
  B/E Aerospace does not have employees who are compensated based on taking significant risks with B/E Aerospace's capital.

Compensation Recoupment Policy

        In the event of a material restatement of B/E Aerospace's financial results, the B/E Aerospace board of directors will review the facts and circumstances that led to the requirement for the restatement and may take such actions, if any, as it deems necessary or appropriate in its discretion. The B/E Aerospace board of directors will consider whether any executive officer received cash incentive compensation based on the original financial statements because it appeared he or she had achieved financial performance targets which, in fact, were not achieved based on the restatement. The B/E Aerospace board of directors also will consider the accountability of any executive officer whose acts or omissions were responsible in whole or in part for the events that led to the restatement and whether such acts or omissions constituted misconduct.

        The actions, if any, that the B/E Aerospace board of directors may, in its discretion, elect to take against a particular executive officer, depending on all the facts and circumstances as determined during their review, could include (i) the recoupment of all or part of any bonus or other cash incentive compensation paid to the executive officer that was based upon the achievement of financial results that were subsequently restated and/or (ii) the pursuit of other available remedies.

Tax and Accounting Considerations

        Section 162(m) of the Internal Revenue Code generally limits to $1 million the U.S. federal tax deductibility of compensation paid in one year to certain executives. Performance-based compensation is not subject to the limits on deductibility of Section 162(m), provided such compensation meets certain requirements, including stockholder approval of material terms of compensation. To the extent it determines to be reasonably practicable and consistent with B/E Aerospace's other compensation objectives, B/E Aerospace provides its executives with compensation programs that will preserve tax deductibility. The B/E Aerospace Compensation Committee believes, however, that stockholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs may result in certain non-deductible compensation expenses.

        To the extent that any compensation paid to B/E Aerospace's executive officers constitutes a deferral of compensation within the meaning of Section 409A of the Internal Revenue Code, the B/E Aerospace Compensation Committee intends to cause the award to comply with the requirements of Section 409A and to avoid the imposition of penalty taxes and interest upon the participant receiving the award.

        The B/E Aerospace Compensation Committee also takes accounting considerations, including the impact of the Financial Accounting Standards Board ("FASB") ASC 718, Compensation—Stock Compensation, into account in structuring compensation programs and determining the form and amount of compensation awarded.

Executive Compensation Tables and Discussion

Historical Compensation of Executive Officers Prior to the Spin-Off

        The following tables contain compensation information for our NEOs. For information on the current and past positions held by each named executive, see "Management—Our Executive Officers." All references in the following tables to stock options, restricted stock, RSUs and other equity awards relate to awards granted by B/E Aerospace in regard to B/E Aerospace's common stock. For information on the treatment of equity awards in the spin-off, see "The Spin-Off—Treatment of Equity Awards."

        The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by B/E Aerospace Management and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

        The following table sets forth information concerning the total compensation paid to our NEOs in 2013:

Name and Principal Position	Year	Salary	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Amin J. Khoury, Chairman and Chief Executive Officer	2013	$1,287,554	$4,084,049	$2,265,909	$6,662,273	(3)	$14,299,785
Thomas P. McCaffrey, President and Chief Operating Officer	2013	600,440	1,173,444	921,526	590,707	(4)	3,286,117
Michael F. Senft, Vice President—Chief Financial Officer and Treasurer	2013	—	—	—	—	(5)	—
Roger Franks, General Counsel, Vice President—Law and Human Resources	2013	263,847	195,019	167,000	66,337	(6)	692,203
John Cuomo, Vice President and General Manager, Aerospace Solutions Group	2013	331,102	338,173	101,431	98,157	(7)	868,863

(1)
The amounts reported in the "Stock Awards" column represent the aggregate full grant date fair value of the restricted stock awards calculated by B/E Aerospace in accordance with FASB ASC 718 (without any reduction for risk of forfeiture). For more information about B/E Aerospace's adoption of FASB ASC 718 and how B/E Aerospace values stock-based awards (including assumptions made in such valuation), refer to Note 11 to B/E Aerospace's audited financial statements for the fiscal year ended December 31, 2013 included in its annual report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2014. For the performance-based restricted stock awards, the grant date value is based upon the probable outcome of the performance metrics. If the highest level of payout were achieved, the value of the award as of the grant date for restricted stock awards represent 25% of each stock award.

  Whether, and to what extent, an NEO realizes value with respect to restricted stock awards will depend on B/E Aerospace's actual operating performance, stock price fluctuations and the NEO's continued employment. These awards may be converted or adjusted in connection with the spin-off. See "The Spin-Off—Treatment of Equity Awards."

(2)
All annual cash bonuses paid to our NEOs under the MIP are reflected in the "Non-Equity Incentive Plan Compensation" column of this table. The amounts shown represent the annual cash incentive payments received by our NEOs under B/E Aerospace's MIP. These cash awards were earned in 2013 and were paid on February 21, 2014. The B/E Aerospace MIP is described in detail above in our "Compensation Discussion and Analysis."

(3)
With respect to Mr. Khoury, the amount reported for 2013 as "All Other Compensation" includes $6,165,918 for B/E Aerospace's annual payments in lieu of retirement benefits; $344,600 representing the aggregate incremental cost to B/E for his personal use of the B/E Aerospace aircraft; $97,429 for estate planning; $10,200 for B/E Aerospace contributions to the B/E Aerospace 401(k) Plan; $9,246 representing payments under B/E Aerospace's executive medical plan; and $34,880 relating to an automobile and insurance provided by B/E Aerospace. The aggregate incremental cost for the use of the B/E Aerospace aircraft for personal travel is calculated by multiplying the hourly variable cost rate for the aircraft by the hours used. The hourly variable cost rate includes costs such as fuel, oil, parking/landing fees, crew expenses and catering.

(4)
With respect to Mr. McCaffrey, the amount reported for 2013 as "All Other Compensation" includes $549,680 for B/E Aerospace's annual payments in lieu of retirement benefits; $10,200 for B/E Aerospace's contributions to the B/E Aerospace 401(k) Plan; $3,438 representing payments under B/E Aerospace's executive medical plan; and an additional amount relating to an automobile allowance and estate planning.

(5)
As compensation for his service to the Company as a non-employee director, Mr. Senft received $125,000 in cash and stock awards with a grant date fair market value of $90,167 in 2013.

(6)
With respect to Mr. Franks, the amount reported for 2013 as "All Other Compensation" includes $26,137 representing payments under B/E Aerospace's executive medical plan; $10,200 for B/E Aerospace's contributions to the B/E Aerospace 401(k) Plan; and $30,000 representing a matching contribution made by B/E Aerospace to the B/E Aerospace, Inc. 2010 Deferred Compensation Plan.

(7)
With respect to Mr. Cuomo, the amount reported for 2013 as "All Other Compensation" includes $13,200 of automobile allowance; $10,200 for B/E Aerospace's contributions to the B/E Aerospace 401(k) Plan; and $74,757 representing a matching contribution made by B/E Aerospace to the B/E Aerospace, Inc. 2010 Deferred Compensation Plan

Grants of Plan-Based Awards During 2013

        The following table sets forth information concerning incentive awards made by B/E Aerospace to our NEOs in 2013. Awards consisted of restricted stock and cash incentive awards under B/E Aerospace's MIP as described in detail in our "Compensation Discussion and Analysis."

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
					All Other Stock Awards: Number of Shares of Stock or Units (#)(3)(4)	Grant Date Fair Value of Stock and Options Awards ($)(5)
Name	Grant Date	Threshold ($)(2)	Target ($)	Maximum ($)
Amin J. Khoury	1/1/2013	$—	$2,265,909	$2,265,909	—	$—
	12/15/2013	—	—	—	47,845	4,084,049
Thomas P. McCaffrey	1/1/2013	—	921,526	921,526	—	—
	12/15/2013	—	—	—	13,747	1,173,444
Michael F. Senft	—	—	—	—	—	—
Roger Franks	11/15/13	—	167,000	167,000	2,320	195,019
John Cuomo	11/15/13	—	101,431	101,431	4,023	338,173

(1)
The amounts shown represent the range of annual cash incentive opportunities for each NEO under B/E Aerospace's 2013 MIP. Effective January 1, 2013, B/E Aerospace modified its MIP such that cash bonuses would not exceed certain percentages of base salaries, with the excess of any amount that otherwise would have been awarded absent the limitation on cash bonuses to be instead awarded in the form of restricted shares which vest over a four-year period. The restricted stock awards granted on February 12, 2014 are not reflected in this table.

(2)
Since the amount of Non-Equity Incentive Plan awards is determined on the basis of an NEO's contributions to the success of a segment or B/E Aerospace, as applicable, no specific threshold can be determined.

(3)
The restricted stock awards includes awards made on December 15, 2013 for Messrs. Khoury and McCaffrey, and on November 15, 2013 for Messrs. Franks and Cuomo, that were approved by the B/E Aerospace Compensation Committee at its meeting on October 24, 2013. The number of shares of restricted stock granted is equal to the dollar value approved by B/E Aerospace's Compensation Committee divided by the closing price of B/E Aerospace's common stock on the date of grant. All grants of restricted stock were made pursuant to B/E Aerospace's LTIP.

(4)
The amounts shown represent the aggregate grant date fair value of the long-term incentive awards calculated in accordance with FASB ASC 718 (without any reduction for risk of forfeiture). For more information about B/E Aerospace's adoption of FASB ASC 718 and how B/E Aerospace values stock-based awards (including assumptions made in such valuation), refer to Note 11 to B/E Aerospace's audited financial statements for the fiscal year ended December 31, 2013 included in B/E Aerospace's annual report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2014. For the performance-based restricted stock awards, the grant date value is based upon the probable outcome of the performance metrics. If the highest level of payout were achieved, the value of the award as of the grant date for restricted stock awards, represent 25% of each stock award.

(5)
For Messrs. Khoury, McCaffrey, and Cuomo, seventy-five percent of the 2013 annual award is subject to time-based vesting and 25% of the 2013 annual award is subject to performance-based vesting. The time-based portion of this award vests ratably over three years, provided the executive is employed or, as to Mr. Amin J. Khoury, is providing consulting services on the applicable vesting date. The vesting of the performance-based award is subject to B/E Aerospace achieving the annual returns on equity targets established by the B/E Aerospace Compensation Committee, and vests four years from the date of grant, subject to the following conditions: (i) if B/E Aerospace achieves 90% or more of the target, 100% of the total performance-based award will vest; (ii) if B/E Aerospace achieves between 85% and 90% of the three-year average target, 50% of the performance-based award will vest and (iii) if B/E Aerospace achieves less than 80% of target no portion of the award will vest. Mr. Franks's award is subject only to time-based vesting and vests ratably over four years. Shares awarded by the B/E Aerospace Compensation Committee under B/E Aerospace's MIP vest ratably over a four-year period. These awards may be converted or adjusted in connection with the spin-off. See "The Spin-Off—Treatment of Equity Awards."

  2013 Outstanding Equity Awards at Fiscal Year-End

          The following table provides information concerning outstanding equity awards held by each NEO as of December 31, 2013, which includes unvested shares of restricted stock.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Amin J. Khoury	12/15/2013	47,845	$4,163,950
	12/17/2012	59,004	5,135,118
	12/15/2011	49,724	4,327,480
	12/15/2010	23,574	2,051,645
Thomas P. McCaffrey	12/15/2013	13,747	1,196,401
	12/17/2012	16,964	1,476,377
	12/15/2011	14,296	1,244,181
	12/15/2010	6,777	589,802
Michael F. Senft	—	—	—
Roger Franks	11/15/2013	2,320	201,910
	11/15/2012	2,809	244,467
	11/15/2011	1,316	114,531
	11/15/2010	3,613	314,439
John Cuomo	11/15/2013	4,023	350,122
	11/15/2012	5,706	496,593
	11/15/2011	3,870	336,806
	11/15/2010	1,621	141,076

(1)
For Messrs. Khoury, McCaffrey, and Cuomo, seventy-five percent of the 2011, 2012 and 2013 annual restricted stock awards are subject to time-based vesting and 25% of the 2011, 2012 and 2013 annual restricted stock awards are subject to performance-based vesting. The time-based award vests ratably over three years, provided the executive is employed or, as to Mr. Amin J. Khoury, is providing consulting services on the applicable vesting date. The vesting of the performance-based award is subject to B/E Aerospace achieving the annual returns on equity targets established by the B/E Aerospace Compensation Committee, and vests four years from the date of grant, subject to the following conditions: (i) if B/E Aerospace achieves 90% or more of the target, 100% of the total performance-based award will vest; (ii) if B/E Aerospace achieves between 85% and 90% of the three-year average target, 50% of the performance-based award will vest and (iii) if B/E Aerospace achieves less than 80% of target no portion of the award will vest. Mr. Franks's award is subject only to time-based vesting and vests ratably over four years. Shares awarded by the B/E Aerospace Compensation Committee under our MIP vest ratably over a four-year period. These awards may also be converted or adjusted in connection with the spin-off. See "The Spin-Off—Treatment of Equity Awards."

(2)
Excludes shares of time-vesting restricted stock awarded under B/E Aerospace's MIP in February 2014 with respect to 2013 performance. These shares of restricted stock vest over a four-year period.

(3)
The market value of unvested shares is based on the closing share price of $87.03, which was the closing price of B/E Aerospace common stock as quoted on the NASDAQ Global Select Market on December 31, 2013.

        The table below sets forth (i) the number of shares of restricted stock granted in February 2014 and (ii) the market value of these February shares calculated as if they had been outstanding as of December 31, 2013.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Amin J. Khoury	2/12/2014	19,005	$1,654,005
Thomas P. McCaffrey	2/12/2014	8,457	736,013
Michael F. Senft	—	—	—
Roger Franks	2/12/2014	1,430	114,986
John Cuomo	2/12/2014	1,244	100,030

Option Exercises and Stock Vested During 2013

        The following table provides information concerning vesting of common stock awards held by each NEO during 2013. No options were outstanding in 2013.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Amin J. Khoury	100,502	$8,572,360
Thomas P. McCaffrey	30,206	2,576,518
Michael F. Senft	—	—
Roger Franks	5,209	336,577
John Cuomo	8,486	716,336

(1)
Represents the shares of restricted stock that vested during 2013.

(2)
Represents the number of shares of restricted stock that vested during 2013 multiplied by the closing price of B/E Aerospace's common stock as reported on the NASDAQ Global Select Market on the applicable vesting date.

Fiscal 2013 Deferred Compensation Table

        The B/E Aerospace, Inc. 2010 Deferred Compensation Plan is a nonqualified deferred compensation plan pursuant to which certain senior executives of B/E Aerospace (as selected by the B/E Aerospace Compensation Committee) are eligible to defer a portion of their base salary and cash bonus. Beginning in 2014, the plan was amended to permit the deferral of equity-based awards.

        A deferral election must be made prior to the beginning of the calendar year in which deferral occurs. Messrs. Khoury, McCaffrey, Franks, and Cuomo are eligible to participate in the plan while employed by B/E Aerospace.

        The deferred compensation plan is a nonqualified plan under the Internal Revenue Code and does not provide for guaranteed returns on plan contributions. A participant's deferrals, together with B/E Aerospace matching contributions, are adjusted for earnings or losses measured by the rate of return on the notional investments available under the plan to which participants allocate their accounts. The funds are the same as are available under the B/E Aerospace 401(k) plan applicable to all employees generally. Participants may change investment elections on any business day. Distributions are made after termination of employment or on a date, selected by the participant, prior to termination of employment.

        During 2013, our NEOs elected to defer compensation under the plan in the amounts reflected in the table below.

Nonqualified Deferred Compensation

Name	Executive Contributions in 2013 ($)(1)	Registrant Contributions in 2013 ($)	Aggregate Earnings in 2013 ($)(1)	Available Balance at 12/31/13 ($)(2)
Amin J. Khoury	—	—	$—	$—
Thomas P. McCaffrey	550,220	—	214,743	1,864,096
Michael F. Senft	—	—	—	—
Roger Franks	30,000	30,000	13,137	73,137
John Cuomo	935,017	74,757	224,221	1,233,995

(1)
All executive contributions are included as compensation in the Summary Compensation Table. Earnings on account balances are not included in the Summary Compensation Table.

(2)
Includes current and prior year contributions and earnings.

        In addition to the 2010 Deferred Compensation Plan, all of B/E Aerospace's employees, including NEOs, participate in the B/E Aerospace qualified 401(k) defined contribution plan. Pursuant to this plan, B/E Aerospace matches 100% of the first 3% and 50% of the next 2% of employee contributions up to $10,200.

Employment, Severance and Change of Control Agreements

        B/E Aerospace is a party to employment agreements with Mr. Khoury, Mr. McCaffrey and Mr.Cuomo. In connection with the spin-off, each of Messrs. Khoury, McCaffrey, Senft and Franks has entered into a new employment agreement with KLX, to be effective on the distribution date, except that Mr. Senft's agreement is effective October 6, 2014. In addition, Mr. Khoury has entered into an amended and restated employment agreement with B/E Aerospace, which will also become effective on the distribution date. Each of these agreements is described below.

Amin J. Khoury

Current Employment Agreement with B/E Aerospace

        Mr. Khoury is party to an employment agreement with B/E Aerospace, amended and restated as of July 29, 2013, pursuant to which he currently serves as B/E Aerospace's Chairman and Chief Executive Officer. The employment agreement has a rolling three-year term so that the term of the agreement extends through three years from any date as of which the term is being determined. Mr. Khoury was appointed Co-Chief Executive Officer, effective January 1, 2014. The agreement provides that Mr. Khoury will receive a specified base salary, currently $1,396,432 per year, subject to an annual cost-of-living increase and other increases as determined from time to time by the board of directors of B/E Aerospace. He is also eligible to receive an annual discretionary incentive bonus under B/E Aerospace's MIP. While employed by B/E Aerospace, Mr. Khoury is also eligible to participate in all benefit plans (other than retirement plans) generally available to B/E Aerospace executives and B/E Aerospace provides him with an automobile and automobile insurance at an annual cost of approximately $34,880.

General Provisions

        In lieu of retirement benefits, B/E Aerospace provides Mr. Khoury with annual payments equal to 150% of his base salary. These payments are made on a quarterly basis in arrears. In addition, B/E Aerospace makes an annual payment in lieu of retirement benefits in an amount equal to the product determined by multiplying the annual increase in salary by 150%, times the number of years since he founded B/E Aerospace. This payment is made in the quarter following the change in salary. All such payments are made to a grantor trust for the benefit of Mr. Khoury, such payments are taxable to Mr. Khoury when paid into the trust, and historically have been distributed to Mr. Khoury at the time of payment as provided pursuant to the terms of the trust agreement. These payments are reported in the "All Other Compensation" column of the Summary Compensation Table above.

        Mr. Khoury's employment agreement provides that he and his spouse will receive medical, dental and health benefits (including benefits under B/E Aerospace's executive medical reimbursement plan) for the remainder of their lives following a termination of his employment for any reason.

        Pursuant to the employment agreement, if Mr. Khoury's employment with B/E Aerospace terminates for any reason other than death or "Incapacity" (as defined in the employment agreement), B/E Aerospace will enter into a consulting arrangement with him, pursuant to which he will provide strategic planning, financial planning, merger and acquisition advice and consultation to B/E Aerospace, as well as periodic advice and consultation regarding key staffing and recruitment issues and such other services as he and B/E Aerospace may mutually agree upon. The consulting term will extend for a period of five years following Mr. Khoury's termination of employment. During the duration of his consulting agreement, Mr. Khoury will be entitled to an annual consulting fee equal to 15% of his salary in effect on the day of his termination of employment and will also be entitled to an office, an assistant, travel benefits in accordance with B/E Aerospace's policy regarding authorization and limitation on officer travel described above in our "Compensation Discussion and Analysis," automobile benefits and reimbursement for reasonable out-of-pocket business expenses. Any then-unvested restricted stock awards will continue to vest in accordance with their terms for so long as Mr. Khoury is providing consulting services. During the five-year term, the consulting agreement may not be amended or terminated without the prior written consent of B/E Aerospace and Mr. Khoury. In the event of Mr. Khoury's death or Incapacity during the consulting period, he or his designee will receive a lump sum payment equal to the fees for the then-remaining term of the consulting period.

        On August 29, 2014, Mr. Khoury voluntarily waived his rights under the employment agreement to any excise tax gross-ups that would be imposed on any "excess parachute payment" under the Code and for any tax consequences under Section 409A of the Code.

        If there is a dispute between Mr. Khoury and B/E Aerospace with respect to any payments due under the employment agreement in connection with a termination of his employment for or without "Good Reason," for Incapacity or a "Change of Control" (as such terms are defined in the employment agreement), then B/E Aerospace will pay the costs of all legal fees and related dispute costs and expenses Mr. Khoury incurs in connection with such dispute.

        During the term of his employment agreement and consulting agreement (if applicable) and for a period of two years thereafter, Mr. Khoury is subject to noncompetition and nonsolicitation obligations. In addition, Mr. Khoury is subject to a perpetual confidentiality covenant.

Specific Termination and Change of Control Provisions

        In addition to the benefits described above, Mr. Khoury will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination.    If Mr. Khoury's employment with B/E Aerospace is terminated by B/E Aerospace for any reason other than death, Incapacity or in connection with a Change of Control, he is entitled to (i) a lump sum payment equal to the salary he would have received had he remained employed through the remainder of the then-existing term, (ii) the remaining unpaid balance of his retirement compensation, including the amount he would have received had he remained employed through the remainder of the then-existing term, (iii) immediate vesting of all outstanding equity awards with stock options remaining exercisable for the remainder of their applicable terms, (iv) any earned but unpaid bonuses payable, as determined by the Compensation Committee, for any fiscal periods ending prior to the termination date, and (v) a lump sum severance amount equal to one times his annual base salary.

        Good Reason.    If Mr. Khoury terminates his employment with B/E Aerospace at any time for Good Reason, he is entitled to receive (i) a lump sum payment equal to the salary he would have received had he remained employed through the remainder of the then-existing term, (ii) the remaining unpaid balance of his retirement compensation, including the amount he would have received had he remained employed through the remainder of the then-existing term, (iii) a lump sum severance amount equal to one times his annual base salary, (iv) immediate vesting of all outstanding equity awards with stock options remaining exercisable for the remainder of their applicable terms, and (v) any earned but unpaid bonuses payable for any fiscal periods ending prior to the termination date.

        Change of Control.    If a Change of Control occurs, Mr. Khoury's employment will be terminated, and he will be entitled to (i) a lump sum payment equal to the salary he would have received had he remained employed through the remainder of the then-existing term, (ii) a lump sum equal to the remaining unpaid balance of his retirement compensation, including the amount he would have received had he remained employed through the remainder of the then-existing term, (iii) a lump sum severance amount equal to one times his annual base salary, (iv) any earned but unpaid bonuses payable for any fiscal periods ending prior to the termination date, and (v) accelerated vesting of all outstanding equity awards with any stock options remaining exercisable for the remainder of their applicable terms. Subject to the timely payment of these amounts and the provision of the benefits described in the employment agreement, B/E Aerospace, its purchaser or successor will have the option to re-hire Mr. Khoury for a minimum of 12 months and up to 24 months beyond the date of the Change of Control, at the same base salary, bonuses, equity awards, benefits, and automobile allowance as in effect on the date of the Change of Control.

        Voluntary Termination.    If Mr. Khoury terminates his employment with B/E Aerospace at any time and for any reason other than due to death, Incapacity, or Good Reason, he is entitled to (i) a lump sum severance payment amount equal to one times his annual base salary, (ii) any earned but unpaid bonuses payable, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the termination date, and (iii) the remaining unpaid balance of his retirement compensation as of the date of separation.

        Death.    In the event of Mr. Khoury's death, his designee is entitled to (i) a lump sum payment equal to the salary Mr. Khoury would have received had he remained employed through the remainder of the then-existing term, (ii) the remaining unpaid balance of his retirement compensation as of the date of death, (iii) any earned but unpaid bonuses payable, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the date of death, (iv) immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms, and (v) a lump sum death benefit in the amount of $10.0 million death benefit (funded 100% by a whole life insurance policy).

        Incapacity.    In the event of Mr. Khoury's termination of employment due to his Incapacity, he is entitled to (i) a lump sum payment equal to two (2) times the salary (as in effect on the day of termination) that he would have received had he remained employed through the remainder of the then-existing term, (ii) the remaining unpaid balance of his retirement compensation as of the termination date, and (iii) any earned but unpaid bonuses, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the termination date. In addition, Mr. Khoury will be entitled to the immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms.

Post-Spin-Off Employment Agreement with B/E Aerospace

        On September 15, 2014, Mr. Khoury entered into an amended and restated employment agreement with B/E Aerospace, to be effective as of the distribution date, pursuant to which he will serve as Executive Chairman of B/E Aerospace (the "New B/E Agreement"). Except as described below, the terms of Mr. Khoury's current employment agreement with B/E Aerospace will substantially continue in effect under the New B/E Agreement.

        The New B/E Agreement has a three-year term with automatic annual renewals, unless the option not to renew is exercised by either party 90 days before the expiration of the term. The New B/E Agreement provides that Mr. Khoury will receive a specified base salary, currently $900,000 per year, which may be increased in the discretion of the B/E Aerospace board of directors or the B/E Aerospace Compensation Committee. Mr. Khoury's base salary under the New B/E Agreement represents a reduction of approximately 36% from his 2014 base salary, and will also result in a reduction of his target bonus and annual equity grant amounts. Mr. Khoury will have an annual target bonus of no less than 175% of his base salary. He will also receive an annual equity grant with a grant date value of no less than 250% of his base salary.

General Provisions

        In lieu of retirement benefits, B/E Aerospace will make tax deferred contributions on behalf of Mr. Khoury to the B/E Aerospace, Inc. 2010 Deferred Compensation Plan with an aggregate annual value of one times his base salary, which is a substantial reduction from the annual retirement compensation that Mr. Khoury was previously provided by the B/E Aerospace. Mr. Khoury's post-retirement consulting agreement has been amended to set his annual compensation at $209,400 per annum, but in all other respects remains the same as described above under his current B/E agreement.

        Consistent with Mr. Khoury's waiver under his existing employment agreement, no tax gross-ups are provided under the New B/E Agreement.

        In the event of a dispute between Mr. Khoury and B/E Aerospace with respect to any breach of the New B/E Agreement, the prevailing party will be entitled to recover from the non-prevailing party all reasonable costs incurred in connection with the dispute.

Specific Termination and Change of Control Provisions

        Mr. Khoury will not receive any severance payments on the distribution date in connection with the changes in his title, duties and responsibilities with B/E Aerospace, as he has agreed to defer until he ceases to be employed by B/E Aerospace the $11,870,000 severance payment (the "Deferred Amount") that he would have been entitled to receive under his current employment agreement with B/E Aerospace upon his termination of employment with B/E Aerospace. Mr. Khoury has also agreed to forego the accelerated vesting of his equity awards until he ceases to provide services, including post-retirement consulting services, to B/E Aerospace.

        Mr. Khoury will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination/Incapacity/Good Reason.    If Mr. Khoury's employment with B/E Aerospace is terminated by B/E Aerospace for any reason other than death, or if Mr. Khoury terminates his employment with B/E Aerospace at any time for Good Reason, he is entitled to (i) a lump sum payment equal to the Deferred Amount, (ii) immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms, and (iii) any earned but unpaid bonuses payable, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the termination date.

        Change of Control.    If a Change of Control occurs, Mr. Khoury's employment will be terminated, and he will be entitled to the benefits set forth above under "Involuntary Termination/Incapacity/Good Reason."

        Voluntary Termination.    If Mr. Khoury terminates his employment with B/E Aerospace at any time and for any reason other than due to death, Incapacity, or Good Reason, he is entitled to (i) a lump sum payment equal to the Deferred Amount and (ii) any earned but unpaid bonuses payable, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the termination date.

        Death.    In the event of Mr. Khoury's death, his designee is entitled to (i) a lump sum payment equal to the Deferred Amount, (ii) any earned but unpaid bonuses payable, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the date of death, (iii) immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms, and (iv) a lump sum death benefit in the amount of $10.0 million death benefit (funded 100% by a whole life insurance policy).

Employment Agreement with KLX

        On September 15, 2014, Mr. Khoury entered into a new employment agreement with KLX, to be effective as of the distribution date, pursuant to which he will serve as Chairman and Chief Executive Officer, or CEO, of KLX (the "Khoury KLX Agreement").

        The Khoury KLX Agreement has a three-year term with automatic annual renewals unless the option not to renew is exercised by either party 90 days before the expiration of the term. The Khoury KLX Agreement provides that Mr. Khoury will receive a specified base salary, currently $1,000,000 per year, which may be increased in the discretion of the Board or the Compensation Committee. Mr. Khoury will have an annual target bonus of no less than 175% of his base salary. He will also receive an annual equity grant with a grant date value of no less than 250% of his base salary. While employed by KLX, Mr. Khoury will be eligible to participate in all benefit plans generally available to KLX executives, except to the extent equivalent benefits are provided to him by B/E Aerospace.

General Provisions

        In lieu of retirement benefits, KLX will make tax deferred contributions on behalf of Mr. Khoury to a KLX deferred contribution plan with an aggregate annual value of one times his base salary.

        Consistent with Mr. Khoury's waiver under his existing employment agreement, no tax gross-ups are provided under the Khoury KLX Agreement.

        In the event of a dispute between Mr. Khoury and KLX with respect to any breach of the Khoury KLX Agreement, the prevailing party will be entitled to recover from the non-prevailing party all reasonable costs incurred in connection with the dispute.

        During the term of the Khoury KLX Agreement and for a period of two years thereafter, Mr. Khoury is subject to noncompetition and nonsolicitation obligations. In addition, Mr. Khoury is subject to a perpetual confidentiality covenant.

Initial Equity Grant

        KLX will make a one-time initial equity grant to Mr. Khoury, with the grant consisting of (i) options with a grant date fair value of $7.5 million and (ii) restricted stock units with a grant date fair value of $7.5 million. These awards will vest over three years. Seventy-five percent of the restricted stock units will be subject to time-based vesting, and the remaining 25% will vest upon the achievement of performance criteria.

Specific Termination and Change of Control Provisions

        In addition to the benefits described above, Mr. Khoury will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination/Incapacity/Death/Good Reason.    If Mr. Khoury's employment with KLX is terminated by KLX for any reason, including death or "Incapacity," or if Mr. Khoury terminates his employment with KLX at any time for "Good Reason" (each as defined in the Khoury KLX Agreement), Mr. Khoury or his designee is entitled to: (i) a lump sum equal to two times the sum of his base salary and target annual bonus and (ii) immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms.

        Change of Control.    If a "Change of Control" (as defined in the Khoury KLX Agreement) occurs, Mr. Khoury's employment will be terminated, and he will be entitled to the benefits set forth above under "Involuntary Termination/Incapacity/Death/Good Reason."

        If Mr. Khoury's employment terminates for any other reason, he will not be entitled to severance payments.

Thomas P. McCaffrey

Current Employment Agreement with B/E Aerospace

        Mr. McCaffrey is party to an employment agreement with B/E Aerospace, amended and restated as of July 29, 2013, pursuant to which he currently serves as B/E Aerospace's Senior Vice President and Chief Financial Officer, or CFO. The employment agreement has a rolling three-year term so that the term extends through three years from any date as of which the term is being determined. The employment agreement provides that Mr. McCaffrey will receive a specified base salary during the employment term, currently $638,925 per year, subject to cost of living and other incremental increases as determined from time to time by the B/E Aerospace Compensation Committee. He is also eligible to receive an annual discretionary incentive bonus under B/E Aerospace's MIP and to participate in B/E Aerospace's equity incentive plan as determined by the B/E Aerospace Compensation Committee in its sole discretion. Mr. McCaffrey is also eligible to participate in all benefit plans (other than retirement plans) available to B/E Aerospace executives and to receive an automobile allowance of $1,100 per month.

General Provisions

        B/E Aerospace's agreement with Mr. McCaffrey provides that B/E Aerospace will make quarterly payments in lieu of retirement benefits in an annual amount equal to one-half of his average annual salary for the preceding three-year period multiplied by the number of years of service with B/E Aerospace, less all prior payments. These payments are made to a grantor trust for the benefit of Mr. McCaffrey, such payments are taxable to Mr. McCaffrey when paid to the trust, and historically have been distributed to Mr. McCaffrey at the time of payment as provided pursuant to the terms of the trust agreement. These payments are reported in the "All Other Compensation" column of the Summary Compensation Table above. B/E Aerospace makes these payments on a quarterly basis in arrears.

        In the event Mr. McCaffrey's employment is terminated for any reason other than a termination by B/E Aerospace for "Cause" (as such term is defined in the employment agreement), he will be entitled to any earned but unpaid bonuses, as determined by the B/E Aerospace Compensation Committee, for any fiscal periods ending prior to the termination date, and any accrued but unpaid payments in lieu of retirement benefits as of the termination date. Furthermore, except in the event that B/E Aerospace terminates Mr. McCaffrey's employment for Cause, he and his spouse will receive medical, dental and health benefits (including benefits under B/E Aerospace's executive medical reimbursement plan) for the remainder of their lives.

        If there is a dispute between Mr. McCaffrey and B/E Aerospace with respect to any payments due under the employment agreement in connection with a termination of his employment without Cause, for or without "Good Reason," for "Incapacity," or a "Change of Control" (as such terms are defined in the employment agreement), then B/E Aerospace will pay the costs of all legal fees and related dispute costs and expenses Mr. McCaffrey incurs in connection with such dispute.

        On August 29, 2014, Mr. McCaffrey voluntarily waived his rights under the employment agreement to any excise tax gross-ups that would be imposed on any "excess parachute payment" under the Code and for any tax consequences under Section 409A of the Code.

        Mr. McCaffrey is also party to the B/E Aerospace standard proprietary information and confidentiality agreement.

Specific Termination and Change of Control Provisions

        In addition to the benefits described above, Mr. McCaffrey will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination; Resignation with Good Reason.    In the event Mr. McCaffrey's employment is terminated by B/E Aerospace without Cause or by him for Good Reason, he will receive a lump sum severance amount equal to (i) two times his annual base salary and automobile allowance, and (ii) the annual base salary and automobile allowance he would have received had he remained employed through the remainder of the then-existing term. He will also receive a final payment in lieu of retirement benefits determined as if he remained employed through the remainder of the then-existing term. As a result of such a termination, he will also be entitled to the immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms.

        Change of Control.    If a Change of Control occurs, Mr. McCaffrey's employment will be terminated and B/E Aerospace or its successor will provide him (i) a lump sum severance amount equal to two times his annual base salary and automobile allowance, (ii) a lump sum equal to the remaining unpaid balance of his retirement compensation determined as if he had been employed through the remainder of the then-existing term of his agreement, (iii) a lump sum amount equal to the sum of the annual base salary and automobile allowance he would have received had he remained employed through the remainder of the then-existing term, and (iv) the immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms. Subject to the timely payment of these amounts and the provision of the benefits described in the employment agreement, B/E Aerospace will have the option to re-hire Mr. McCaffrey for employment with B/E Aerospace, its purchaser or successor for a minimum of 12 months and up to 24 months beyond the termination date at the same base salary, bonuses, equity awards, benefits, automobile allowance as in effect on the termination date, in exchange for the same services as provided by Mr. McCaffrey prior to the Change of Control, and on such additional terms as B/E Aerospace and Mr. McCaffrey may mutually agree.

        Death.    In the event of Mr. McCaffrey's termination due to his death, his designee will receive a lump sum payment equal to the salary and automobile allowance that would have been due to him had he remained employed through the remainder of the then-existing term. In addition, Mr. McCaffrey will be entitled to the immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms. Upon his death (during or after his employment), Mr. McCaffrey's named beneficiary will receive a $4.0 million death benefit (100% funded by a whole life insurance policy).

        Incapacity.    Upon the determination of Mr. McCaffrey's Incapacity by B/E Aerospace's board of directors in accordance with his employment agreement, Mr. McCaffrey's employment will be terminated, and he is entitled to receive the annual base salary and automobile allowance that he would have received had he remained employed through the remainder of the then-existing term. In addition, Mr. McCaffrey will be entitled to the immediate vesting of all equity awards with any stock options remaining exercisable for the remainder of their applicable terms.

        Resignation Without Good Reason.    If Mr. McCaffrey resigns without Good Reason, he is entitled to a lump sum severance payment equal to one times his annual base salary and automobile allowance.

        Termination for Cause.    If, at any time, Mr. McCaffrey is terminated by B/E Aerospace for Cause, he will not be entitled to any further compensation and benefits other than as set forth in any applicable plans, programs or arrangements.

        Mr. McCaffrey's current employment agreement with B/E Aerospace will terminate on the distribution date. In connection with Mr. McCaffrey's separation from service with B/E Aerospace, B/E Aerospace will pay Mr. McCaffrey the cash amount that would be due under his existing employment agreement upon a termination of employment with B/E Aerospace without "Cause" or for "Good Reason" on the distribution date. Mr. McCaffrey has agreed to forego his contractual right to accelerated vesting of his outstanding B/E Aerospace equity awards that would otherwise vest after March 15, 2015 upon a termination of employment and, upon the effectiveness of the spin-off, such equity awards will convert into equity awards of KLX and continue to vest in accordance with their existing terms and conditions.

Employment Agreement with KLX

        On September 15, 2014, Mr. McCaffrey entered into a new employment agreement with KLX, to be effective as of the distribution date, pursuant to which he will serve as President and Chief Operating Officer, or COO, of KLX (the "McCaffrey KLX Agreement").

        The McCaffrey KLX Agreement has a three-year term with automatic annual renewals unless the option not to renew is exercised by either party 90 days before the expiration of the term. The McCaffrey KLX Agreement provides that Mr. McCaffrey will receive a specified base salary, currently $639,000 per year, which may be increased in the discretion of the Board or the Compensation Committee. Mr. McCaffrey will have an annual target bonus of no less than 150% of his base salary. He will also receive an annual equity grant with a grant date value of no less than 325% of his base salary. While employed by KLX, Mr. McCaffrey will be eligible to participate in all benefit plans generally available to KLX executives, except to the extent equivalent benefits are provided to him by B/E Aerospace, and to receive an automobile allowance of $1,100 per month.

General Provisions

        In lieu of retirement benefits, KLX will make tax deferred contributions on behalf of Mr. McCaffrey to a KLX deferred contribution plan with an aggregate annual value of one times his base salary.

        Consistent with Mr. McCaffrey's waiver under his existing employment agreement, no tax gross-ups are provided under the McCaffrey KLX Agreement.

        In the event of a dispute between Mr. McCaffrey and KLX with respect to any breach of the McCaffrey KLX Agreement, the prevailing party will be entitled to recover from the non-prevailing party all reasonable costs incurred in connection with the dispute.

Initial Equity Grant

        KLX will make a one-time initial equity grant to Mr. McCaffrey, with the grant consisting of (i) options with a grant date fair value of $3.75 million and (ii) restricted stock units with a grant date fair value of $3.75 million. These awards will vest over three years. Seventy-five percent of the restricted stock units will be subject to time-based vesting, and the remaining 25% will vest upon the achievement of performance criteria.

Specific Termination and Change of Control Provisions

        In addition to the benefits described above, Mr. McCaffrey will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination/Incapacity/Death/Good Reason.    If Mr. McCaffrey's employment with KLX is terminated by KLX without "Cause," due to death or "Incapacity," or if Mr. McCaffrey terminates his employment with KLX at any time for "Good Reason" (each as defined in the McCaffrey KLX Agreement), Mr. McCaffrey or his designee is entitled to: (i) a lump sum equal to two times the sum of his base salary and target annual bonus and (ii) immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms.

        Change of Control.    If a "Change of Control" (as defined in the McCaffrey KLX Agreement) occurs, Mr. McCaffrey's employment will be terminated, and he will be entitled to the benefits set forth above under "Involuntary Termination/Incapacity/Death/Good Reason."

        If Mr. McCaffrey's employment terminates for any other reason, he will not be entitled to severance payments.

Michael F. Senft

Employment Agreement with KLX

        On September 30, 2014, Mr. Senft entered into a new employment agreement with KLX, to be effective October 6, 2014, pursuant to which he will serve as Vice President, Chief Financial Officer and Treasurer, or CFO, of KLX (the "Senft KLX Agreement").

        The Senft KLX Agreement has a three-year term with automatic annual renewals unless the option not to renew is exercised by either party 90 days before the expiration of the term. The Senft KLX Agreement provides that Mr. Senft will receive a specified base salary, currently $400,000 per year, which may be increased in the discretion of the Board or the Compensation Committee. Mr. Senft will have an annual target bonus of no less than 75% of his base salary. He will also receive an annual equity grant with a targeted grant date value of no less than 175% of his base salary. While employed by KLX, Mr. Senft will be eligible to participate in all benefit plans generally available to KLX executives, and to receive an automobile allowance of $1,100 per month.

General Provisions

        KLX will make tax deferred contributions on behalf of Mr. Senft to a KLX deferred contribution plan on substantially the same terms and conditions as the Chief Executive Officer and Chief Operating Officer of the Company.

        Mr. Senft is also party to a proprietary rights agreement with KLX, pursuant to which he is subject to a perpetual confidentiality covenant. He is also subject to a noncompetition covenant during the term of the Senft KLX Agreement, and a nonsolicitation covenant during the term of the Senft KLX Agreement and for two years thereafter.

        No tax gross-ups are provided under the Senft KLX Agreement.

        In the event of a dispute between Mr. Senft and KLX with respect to any breach of the Senft KLX Agreement, the prevailing party will be entitled to recover from the non-prevailing party all reasonable costs incurred in connection with the dispute.

Initial Equity Grant

        KLX will make a one-time initial equity grant to Mr. Senft, with the grant consisting of (i) options with a grant date fair value of $375,000 and (ii) restricted stock units with a grant date fair value of $375,000. These awards will vest over three years. Seventy-five percent of the restricted stock units will be subject to time-based vesting, and the remaining 25% will vest upon the achievement of performance criteria.

Specific Termination and Change of Control Provisions

        In addition to the benefits described above, Mr. Senft will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination/Incapacity/Death/Good Reason.    If Mr. Senft's employment with KLX is terminated by KLX without "Cause," due to death or "Incapacity," or if Mr. Senft terminates his employment with KLX at any time for "Good Reason" (each as defined in the Senft KLX Agreement), Mr. Senft or his designee is entitled to: (i) a lump sum equal to two times the sum of his base salary and target annual bonus and (ii) immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms.

        Change of Control.    If a "Change of Control" (as defined in the Senft KLX Agreement) occurs, Mr. Senft's employment will be terminated, and he will be entitled to the benefits set forth above under "Involuntary Termination/Incapacity/Death/Good Reason."

        If Mr. Senft's employment terminates for any other reason, he will not be entitled to severance payments.

Roger Franks

Employment Offer Letter with B/E Aerospace

        On October 26, 2009, B/E Aerospace issued an employment offer letter to Mr. Franks detailing the terms of his offer of employment with B/E Aerospace (the "Franks Offer Letter"). The Franks Offer Letter provides that Mr. Franks will receive an initial base salary of $235,000 annually. His current base salary is $277,509. It also provides that if Mr. Franks is terminated by B/E Aerospace for any reason other than cause, he is entitled to severance equal to 12 months of his then-current base salary.

Employment Agreement with KLX

        On October 7, 2014, Roger Franks entered into a new employment agreement with KLX, to be effective as of the distribution date, pursuant to which he will serve as General Counsel, Vice President—Law and Human Resources, of KLX (the "Franks KLX Agreement").

        The Franks KLX Agreement has a three-year term with automatic annual renewals unless the option not to renew is exercised by either party at least 30 days before the expiration of the term. The Franks KLX Agreement provides that Mr. Franks will receive a specified base salary, currently $335,000 per year, which may be increased in the discretion of the Compensation Committee. Mr. Franks will have an annual target bonus of no less than 75% of his base salary. He will also receive an annual equity grant with a targeted grant date value of 150% of his base salary. While employed by KLX, Mr. Franks will be eligible to participate in all benefit plans generally available to KLX executives and to receive an automobile allowance of $1,100 per month. No tax gross-ups are provided under the Franks KLX Agreement.

Specific Termination and Change of Control Provisions

        In addition to the compensation and benefits described above, Mr. Franks will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Involuntary Termination/Good Reason.    If Mr. Franks's employment with KLX is terminated by KLX without "Cause" or if Mr. Franks terminates his employment with KLX at any time for "Good Reason" (each as defined in the Franks KLX Agreement), Mr. Franks is entitled to, subject to his execution and nonrevocation of a waiver and release of claims, a lump sum equal to two times the sum of his base salary and target annual bonus. Mr. Franks will also receive immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms.

        Incapacity/Death.    If Mr. Franks's employment with KLX is terminated due to death or "Incapacity" (as defined in the Franks KLX Agreement), Mr. Franks or his designee is entitled to, subject to the execution and nonrevocation of a waiver and release of claims in the event of Mr. Franks's Incapacity, a lump sum equal to two times his base salary. Mr. Franks will also receive immediate vesting of all outstanding equity awards, which will remain exercisable for the remainder of their applicable terms.

        Change of Control.    If a "Change of Control" (as defined in the Franks KLX Agreement) occurs, Mr. Franks's employment will be terminated, and he will be entitled to a lump sum equal to two times the sum of his base salary and target annual bonus, as well as immediate vesting of all outstanding equity awards.

        If Mr. Franks's employment terminates for any other reason, he will not be entitled to severance payments.

John A. Cuomo

Employment Agreement with B/E Aerospace

        On March 9, 2012, Mr. Cuomo entered into an employment agreement with B/E Aerospace, pursuant to which he serves as Vice President of Global Sales, Marketing, and Business Development—Consumables Management Segment (the "Cuomo Agreement"). The Cuomo Agreement will be assigned to KLX in connection with the spin-off.

        The Cuomo Agreement has a rolling two-year term so that the term of the agreement extends through two years from any date as of which the term is being determined. The Cuomo Agreement provides that Mr. Cuomo will receive a specified base salary, currently $360,081 per year, subject to adjustment by B/E Aerospace Compensation Committee. Mr. Cuomo has an annual target bonus of up to 60% of his base salary, and is eligible to receive equity grants at the B/E Aerospace Compensation Committee's discretion. During the term of the agreement, Mr. Cuomo will be eligible to participate in all benefit plans generally available to executives, and to receive an automobile allowance of $1,100 per month.

        During the term of his employment agreement and for a period of two years thereafter, Mr. Cuomo is subject to noncompetition and nonsolicitation obligations. Mr. Cuomo is also party to the B/E Aerospace standard proprietary information and confidentiality agreement.

        No tax gross-ups are provided under the Cuomo B/E Agreement.

Specific Termination Provisions

        In addition to the benefits described above, Mr. Cuomo will be entitled to receive the following benefits and payments upon the occurrence of the following specified events:

        Incapacity/Death.    If Mr. Cuomo's employment is terminated due to death or "Incapacity" (as defined in the Cuomo Agreement), Mr. Cuomo or his designee is entitled to, subject to his execution and nonrevocation of a waiver and release of claims in the case of Incapacity, a lump sum payment equal to the salary and automobile allowance he would have received had he remained employed through the remainder of the then-remaining term.

        Involuntary Termination.    If Mr. Cuomo's employment is terminated without "Cause" (as defined in the Cuomo Agreement), Mr. Cuomo is entitled to immediate vesting of time-based vesting equity awards and the salary and automobile allowance he would have received had he remained employed through the remainder of the then-existing term. In addition, subject to his execution and nonrevocation of a waiver and release of claims, he is entitled to a lump sum equal to one times his salary and a pro-rated bonus for the year of termination.

        If Mr. Cuomo's employment terminates for any other reason, he will not be entitled to severance payments.

Potential Payments upon a Termination or Change of Control

        The tables that follow summarize the potential compensation that would have been payable to Messrs. Khoury, McCaffrey, Franks, and Cuomo as a result of their termination or a change of control. The tables generally assume that Messrs. Khoury, McCaffrey, Franks, and Cuomo employment terminated on December 31, 2013 and, if applicable, that the change of control occurred on December 31, 2013. In addition, for purposes of the calculations, we assume that the fair market value of B/E Aerospace's common stock was $87.03, which was the closing price of B/E Aerospace's common stock as quoted on the NASDAQ Global Select Market on December 31, 2013.

        The tables below do not include the value of any vested and non-forfeitable payments or other benefits that Messrs. Khoury, McCaffrey, Franks, and Cuomo would have been entitled to receive on December 31, 2013, regardless of whether a termination event occurred on such date (e.g., benefits the executive would have received even if he voluntarily resigned on the assumed date of the change of control), including the following:

  •
  Defined Contribution Plans.  Messrs. Khoury's, McCaffrey's, Franks's, and Cuomo's account balances under the 401(k) plan, including any B/E Aerospace contributions, were fully vested as of December 31, 2013.

  •
  Vested Equity Awards.  Once vested, restricted stock awards are not forfeitable. The number and fair market value of all shares of restricted stock that were vested as of December 31, 2013 are set forth above in the Outstanding Equity Awards at Fiscal Year-End table.

  •
  Life Insurance.  Messrs. Khoury, McCaffrey, Franks, and Cuomo are entitled to receive B/E Aerospace paid group term life insurance of one times his base salary. This plan is applicable to all of B/E Aerospace employees on a nondiscriminatory basis.

  •
  Deferred Compensation Plan.  Employee deferrals are vested upon contribution, and unless otherwise specified by the B/E Aerospace Compensation Committee, B/E Aerospace contributions vest in equal installments on January 15th of each of the three years succeeding the year in which the B/E Aerospace contribution is made. In the case of death, disability, termination without cause and a change of control, B/E Aerospace contributions will fully vest.

        Executive Medical Benefits.    Pursuant to their current employment agreements with B/E Aerospace, Messrs. Khoury and McCaffrey and their spouses are entitled to receive medical benefits for the remainder of their lives upon their termination of employment.

        Unvested Equity Awards.    All of the B/E Aerospace equity awards held by our NEOs vest fully upon a "change in control" (as defined in B/E Aerospace's LTIP) or upon termination of employment due to death or disability.

        The amounts shown in the tables below represent summary estimates of the payments that would have been made upon each specified termination event if the event had occurred on December 31, 2013, based upon salaries in effect as of December 31, 2013, and do not reflect the amounts of any actual payments to be received by our NEOs:

Amin J. Khoury

Compensation Element	Voluntary Resignation	Incapacity	Death(1)	Change of Control/ Termination Without Cause/ for Good Reason
Lump sum of Salary for Contract Term/Severance Payment	$1,317,389	$7,904,334	$3,952,167	$5,269,556
Accrued Incentive Compensation	3,794,101	3,794,101	3,794,101	3,794,101
Retirement Contribution	6,428,858	500,608	500,608	6,428,858
Total Cash Payments	11,540,348	12,199,043	8,246,876	15,492,515
Acceleration of Unvested Equity Awards	—	15,678,193	15,678,193	15,678,193
TOTAL	$11,540,348	$27,877,236	$23,925,069	$31,170,708

(1)
The table excludes the previously described NEO death benefit agreement, which is funded with a whole life insurance policy.

Thomas P. McCaffrey

Compensation Element	Termination for Cause	Voluntary Resignation Without Good Reason	Incapacity/ Death(1)	Change of Control/ Termination Without Cause/ for Good Reason
Lump sum of Salary for Contract Term/Severance Payment	$—	$614,351	$1,843,053	$3,071,755
Accrued Incentive Compensation	—	1,601,553	1,601,553	1,601,553
Benefit Continuation	—	37,589	77,189	90,389
Retirement Contribution	—	151,076	993,605	993,605
Total Cash Payments	—	2,404,569	4,515,400	5,757,302
Acceleration of Unvested Equity Awards	—	—	4,506,762	4,506,762
TOTAL	$—	$2,404,569	$9,022,162	$10,264,064

(1)
The table excludes the previously described NEO death benefit agreement, which is funded with a whole life insurance policy.

Roger Franks

Compensation Element	Termination for Cause/ Voluntary Resignation	Incapacity/ Death	Change of Control	Termination Without Cause
Lump sum of Salary for Contract Term/Severance Payment	$—	$269,427	—	$269,427
Accrued Incentive Compensation	—	—	—	—
Benefit Continuation	—	—		—
Retirement Contribution	—	—	—	—
Total Cash Payments	—	269,427	—	269,427
Acceleration of Unvested Equity Awards	—	875,348	$875,348	—
TOTAL	$—	$1,144,775	$875,348	$269,427

John Cuomo

Compensation Element	Termination for Cause/ Voluntary Resignation	Incapacity/ Death	Change of Control	Termination Without Cause
Lump sum of Salary for Contract Term/Severance Payment	$—	$676,208	—	$1,014,312
Accrued Incentive Compensation	—	—	—	201,461
Benefit Continuation	—	26,400	—	—
Retirement Contribution	—	—	—	—
Total Cash Payments	—	702,608	—	1,215,773
Acceleration of Unvested Equity Awards	—	1,324,597	$1,324,597	762,122
TOTAL	$—	$2,027,205	$1,324,597	$1,977,895

Adoption of New Benefit Plans

        In connection with the spin-off, we will adopt the following new equity and executive compensation plans:

KLX Long-Term Incentive Plan

        We will adopt a Long-Term Incentive Plan (the "LTIP) to promote the long-term success of the Company by providing eligible individuals with the opportunities to obtain a proprietary interest in the Company through the grant of equity-based awards. These awards will provide participants with incentives to contribute to the Company's long-term growth and profitability. The LTIP will also assist the Company in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to the Company. The following is a summary of the principal provisions of the LTIP, but is not intended to be a complete description of all its terms and provisions. This description is qualified by reference to the plan document, a copy of which is which is attached as an exhibit to the Form 10 of which this information statement is a part.

        Administration.    The LTIP will be administered by the Company's Compensation Committee. The Compensation Committee will have the full authority to construe and interpret the LTIP, including the authority to determine who will be granted awards, the terms and conditions of awards and the number of shares subject to an award. To the extent permitted by applicable laws, rules and regulations, the Compensation Committee may delegate its authority under the LTIP to subcommittees or individuals, including the Company's officers, subject to certain exceptions.

        Eligibility.    Awards under the LTIP may be granted to officers, employees, directors, consultants, advisors and independent contractors of the Company or any of its subsidiaries or joint ventures, partnerships or business organizations in which the Company or its subsidiaries have an equity interest.

        Number of Shares of Common Stock Available for Issuance.    The maximum aggregate number of shares of common stock that may be issued under the LTIP will be 5,000,000. Shares of common stock covered by awards granted under the LTIP that are canceled or otherwise expire without having been exercised or settled generally will become available for issuance pursuant to a new award. In addition, if an award is settled through the payment of cash or other non-stock consideration, the shares of common stock subject to the award will become available for issuance pursuant to a new award. Shares of common stock issued pursuant to the LTIP may be authorized but unissued shares, issued shares that have been reacquired by the Company and that are being held in treasury, or any combination thereof. All of the shares available for issuance may be issued pursuant to incentive stock options.

        Special Limits on Awards.    The LTIP will contain the following limitations with respect to awards granted thereunder:

  •
  The maximum aggregate number of shares of common stock that may be issued pursuant to restricted stock, restricted stock units and other awards payable in shares of common stock will be 5,000,000 shares;

  •
  The maximum number of shares of common stock that may be issued pursuant to stock options and stock appreciation rights granted to an eligible individual in any calendar year will be 1,100,000;

  •
  The maximum number of shares of common stock that may be issued pursuant to awards (other than options or stock appreciation rights) in any calendar year will be 750,000; and

  •
  The maximum dollar value of awards (other than options or stock appreciation rights) that may be granted to any individual in any calendar year will be $25,000,000.

        The awards granted under the B/E Aerospace, Inc. 2005 Long-Term Incentive Plan and assumed by the Company in connection with the Distribution, and the awards granted prior to the first meeting of the Company at which the LTIP is submitted for the approval of stockholders are not subject to these special limits.

  Awards Under the LTIP

        Generally.    The LTIP will authorize the following awards: stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock and other forms of equity-based or equity-related awards that the Compensation Committee determines to be consistent with the purposes of the LTIP and the best interests of the Company. The Compensation Committee will have the authority to determine the terms and conditions of the awards at the time of grant, including vesting, exercisability, payment and the effect, if any, that a participant's termination of service will have on an award. The Compensation Committee may also determine whether any award is intended to be "performance-based compensation" as that term is used in Section 162(m) of the Internal Revenue Code.

        Stock Options.    Stock options may be either nonqualified stock options or incentive stock options (within the meaning of Section 422 of the Internal Revenue Code). The exercise price of all stock options generally may not be less than 100% of the fair market value of a share of common stock on the date of grant. Options will have a term approved by the Compensation Committee which cannot exceed ten years. Subject to the provisions of the related award document, the exercise price of a stock option may be paid (i) in cash; (ii) in shares of common stock already owned by the participant; (iii) in a combination of cash and shares; (iv) through net share settlement; or (v) through a "cashless exercise" procedure authorized by the Compensation Committee.

        Stock Appreciation Rights.    A stock appreciation right generally entitles a participant to receive, upon satisfaction of certain conditions, an amount equal to the excess, if any, of the fair market value on the date of exercise of the number of shares of common stock for which the stock appreciation right is exercised over the exercise price for such stock appreciation right. The exercise price of a stock appreciation right generally may not be less than 100% of the fair market value of a share of common stock on the date of grant. Payments to a participant upon exercise of a stock appreciation right may be made in cash or shares of common stock or a combination of cash and shares. The Compensation Committee may grant stock appreciation rights alone or in tandem with stock options.

        Restricted Stock and Performance Stock.    An award of restricted stock or performance stock generally consists of one or more shares of common stock granted or sold to a participant, subject to the terms and conditions established by the Compensation Committee. Restricted stock and performance stock may, among other things, be subject to restrictions on transferability, vesting requirements, performance targets, as applicable, or other specified circumstances under which it may be canceled.

        Restricted Stock Units ("RSUs") and Performance Stock Units.    An RSU or performance unit generally represents the right of a participant to receive one or more shares of common stock, subject to the terms, conditions, restrictions and performance targets, as applicable, established by the Compensation Committee. The RSUs and performance units will be paid in shares of common stock, cash or a combination of cash and shares, with an aggregate value equal to the fair market value of the shares of common stock at the time of payment.

        Other Equity Awards.    The Compensation Committee will have the authority to specify the terms and provisions of other forms of equity-based or equity-related awards not described above that it determines to be consistent with the purposes of the LTIP and the interests of the Company. These awards may provide for cash payments based in whole or in part on the value (or future value) of shares of common stock, for the acquisition (or future acquisitions) of shares of common stock, or for any combination thereof.

        Performance-Based Awards.    The Compensation Committee may determine whether any award is a "performance-based" award for purposes of Section 162(m) of the Internal Revenue Code. Any such award designated to be "performance-based compensation" will be conditioned on the achievement of one or more specified performance goals established by the Compensation Committee at the date of grant. The performance goals will be comprised of specified levels of one or more of the following performance criteria, as the Compensation Committee deems appropriate: net income, net revenue, operating cash flow, operating margin, operating revenue, revenue growth rates, pretax income, pretax operating income, operating or gross margin, growth rates, operating income growth, return on assets (including return on tangible assets and cash return on tangible assets), total stockholder return, on-time delivery rates, share price, return on equity, operating earnings, diluted earnings per share or earnings per share growth, or any combination thereof. The performance goals may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, operating division or business unit. Performance goals may be measured on an absolute or cumulative basis or on the basis of a percentage of improvement over time. Further, performance goals may be measured in terms of Company performance (or performance of the applicable subsidiary, operating division or business unit), or measured relative to selected peer companies or a market index.

        The applicable performance goals will be established by the Compensation Committee within 90 days following the commencement of the applicable performance period (or such earlier or later date as permitted or required by Section 162(m)). Each participant will be assigned a target number of shares or cash value payable if the target performance goals are achieved. The Compensation Committee will certify the attainment of the performance goals as of the end of the applicable performance period. The Compensation Committee may determine, at the time of the award grant, that if performance exceeds a participant's target, the award may be settled with a payment greater than the target award, but in no event may such payment exceed the Special Limits specified above. The Compensation Committee will retain the right to reduce any award notwithstanding the attainment of the performance targets.

        Change in Control.    Upon a change in control of the Company (as defined in the LTIP), the Company's Board of Directors or the Compensation Committee may (i) provide for the automatic vesting and immediate exercisability of all outstanding awards; (ii) provide for the assumption of, or substitution for, the outstanding awards by the surviving corporation resulting from the change in control; (iii) permit or require participants to surrender outstanding options in exchange for a cash payment equal to the difference between the highest price paid in the change in control and the exercise price; or (iv) make such other adjustments to the outstanding awards as the Board of Directors or the Compensation Committee deems appropriate to reflect such change in control.

        Substitute Awards.    The Company may assume or substitute awards for outstanding employee equity awards of a company it acquires or combines with, including any awards granted under the B/E Aerospace, Inc. 2005 Long-Term Incentive Plan and assumed by the Company in connection with the Distribution. Shares underlying substitute awards will not be counted against the number of shares remaining available for issuance under the LTIP.

        Deferrals.    Subject to applicable laws, the Compensation Committee may, in its sole discretion, permit participants to defer payment or settlement of an award to a date selected by the participant.

        Repricing of Options and Stock Appreciation Rights.    The LTIP will prohibit the direct or indirect repricing of options and stock appreciation rights, without stockholder approval.

        Adjustment; Changes in Capitalization.    In the event of a stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, liquidation, merger or other corporate event affecting the common stock, the aggregate number of shares of common stock available for issuance under the LTIP, the various limits, and the number of shares subject to, and the exercise price of, outstanding awards may be proportionately adjusted by the Compensation Committee.

        Transferability.    Awards granted under the LTIP are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order; however, the Compensation Committee may, subject to the terms it specifies in its discretion, permit the transfer of an award (i) to the award-holder's family members; (ii) to one or more trusts established in whole or in part for the benefit of such family members; (iii) to one or more entities that are owned in whole or in part by such family members; or (iv) to any other individual or entity permitted by law.

        Amendment and Termination.    Subject to applicable laws, the Board of Directors may amend the LTIP in any manner that does not require stockholder approval or adversely affect the rights of participants under the LTIP. The Board of Directors will have broad authority to amend the LTIP or an award made thereunder without the consent of a participant to the extent that it deems necessary or desirable to comply with, or take into account (i) changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations or (ii) unusual or nonrecurring events or market conditions, or (iii) significant acquisitions or dispositions of assets or other property by the Company or (iv) adverse or unintended tax consequences under Section 409A of the Internal Revenue Code.

        Term of the LTIP.    The LTIP will expire on the tenth anniversary of its effective date, which is the date of the distribution date, unless earlier terminated by the Board of Directors.

        New Plan Benefits.    Because awards under the LTIP are determined by the Compensation Committee in its sole discretion each year, the Company cannot determine the benefits or amounts that will be received or allocated in the future under the LTIP.

  U.S. Federal Income Tax Consequences of the LTIP

        Nonqualified Stock Options and Stock Appreciation Rights.    A participant will not recognize taxable income upon the grant of a nonqualified stock option or stock appreciation right. Upon exercise, the participant will recognize ordinary income equal to the amount the fair market value of the shares on the exercise date exceeds the exercise or grant price. Upon a subsequent sale of the acquired shares of common stock, any additional gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year.

        Incentive Stock Options.    A participant will not recognize taxable income when an incentive stock option is granted or exercised. However, the excess of the fair market value of the covered shares over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired shares for more than two years following the date of grant and more than one year after the date of exercise, the difference between the sale price and exercise price will be taxed as long-term capital gain or loss. If the participant sells the acquired shares of common stock before the end of the two-year and one-year holding periods, the participant generally will recognize ordinary income at the time of sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain will be capital gain, long-term if the shares have been held for more than one year.

        Restricted Stock; Restricted Stock Units.    A participant will not recognize taxable income upon the grant of restricted stock or RSUs. Instead, the participant will recognize ordinary income at the time of settlement of RSUs or at the time of vesting of restricted stock equal to the fair market value of the shares (or cash) received minus any amounts the participant paid. Any subsequent gain or loss will be capital gain or loss, long-term if the shares have been held for more than one year. For restricted stock only, the participant may instead elect to be taxed at the time of grant. If the participant makes such an election, the one-year long-term capital gains holding period begins on the date of grant.

        Tax Effect for the Company.    The Company generally will receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to named executive officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to named executive officers may not be deductible to the extent it exceeds $1,000,000. However, the Company may preserve the deductibility of compensation over $1,000,000 if certain conditions are met. These conditions include stockholder approval of the LTIP, setting limits on the number of shares that may be issued pursuant to awards, and, for awards other than options and stock appreciation rights, establishing performance criteria that must be met before the award will be paid or vest. As described above, the LTIP has been designed to permit the Compensation Committee to grant awards that qualify as "performance-based compensation" for purposes of Section 162(m).

        The foregoing is not to be considered tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel. The foregoing is intended to be a general discussion and does not cover all aspects of an individual's unique tax situation, such as the tax consequences of deferred compensation or state and local taxes.

Nonqualified Deferred Compensation Plan

        The Company will also adopt, in connection with the spin-off, a Deferred Compensation Plan. This plan will be a nonqualified deferred compensation plan pursuant to which certain senior executives of the Company are eligible to defer salary and bonus. Each of our NEOs will be eligible to participate in the plan. In addition, the Company may, in its sole and absolute discretion, make a discretionary contribution. Unless otherwise specified by the Committee, the Company contribution will vest in equal installments on January 15th of each of the three years following the year in which the contribution is made. In addition, an executive will fully vest in all Company contributions upon (i) meeting the requirements of a retirement, (ii) a termination of employment by the Company without cause, (iii) death, (iv) a change in control of the Company or (v) meeting the requirements of a disability.

Employee Stock Purchase Plan

        Finally, the Company will establish a qualified Employee Stock Purchase Plan in connection with the spin-off, under which up to 300,000 shares of the Company's common stock are available for sale pursuant to the exercise of options granted under the plan. The plan will allow qualified employees (as defined in the plan) to participate in the purchase of designated shares of the Company's common stock at a price equal to 85% of the closing price of the Company's common stock on the NASDAQ Global Select Market for each semi-annual option period. No employee will be permitted to subscribe for shares under the plan if the employee would own 5% or more of the combined voting power or value of all classes of stock of the Company. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another entity, each outstanding option under the plan will be assumed or substituted, by the successor or resulting entity or a parent or subsidiary of the entity.

KLX Inc. Incentive Plan

        We anticipate adopting an incentive plan at the time of or shortly after the distribution date, under which incentive awards may be granted based on performance.

Director Compensation

        Following the spin-off, director compensation will be determined by our Board with the assistance of its compensation committee. We anticipate that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair and other types of compensation as determined by the Board from time to time.

Non-Employee Directors Stock and Deferred Compensation Plan

        In connection with the spin-off, we will adopt a Non-Employee Directors Stock and Deferred Compensation Plan as part of our director compensation scheme. This plan will authorize up to 200,000 shares of the Company's common stock for grants of stock units and stock awards, subject to certain adjustments in case of changes in the outstanding shares of the Company's common stock. Under the plan, non-employee directors may elect, as appropriate, to defer up to 100% of their cash and stock retainers. The deferred compensation is held in a share unit or cash account under the plan until the termination of the director's service, and is distributed in a lump sum or in up to ten annual installments, as elected by the director. The non-employee directors are fully vested in the deferred shares at all times but have no rights as stockholders until distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with B/E Aerospace Related to the Spin-Off

        This section of the information statement summarizes our material agreements with B/E Aerospace that will govern the ongoing relationships between the two companies after the spin-off and are intended, among other things, to provide for an orderly transition to our status as an independent, publicly-owned company. We and B/E Aerospace will enter into agreements under which we will each provide to the other certain services and rights following the spin-off, and we and B/E Aerospace will indemnify each other against certain liabilities arising from our respective businesses. After the spin-off, we may enter into additional or modified agreements, arrangements or transactions with B/E Aerospace, which will be negotiated at arm's length. Following the spin-off, we and B/E Aerospace will operate independently, and neither will have any ownership interest in the other.

        The following summary of the terms of the material agreements we will enter into with B/E Aerospace is qualified in its entirety by reference to the full text of the applicable agreements, which will be filed as exhibits to the Form 10 of which this information statement is a part.

Separation and Distribution Agreement

        We will enter into a Separation and Distribution Agreement with B/E Aerospace before our common stock is distributed to B/E Aerospace shareholders. That agreement will set forth the principal actions to be taken in connection with our separation from B/E Aerospace, including the internal reorganization. It will also set forth other agreements that govern certain aspects of our relationship with B/E Aerospace following the spin-off.

        Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will identify certain assets to be transferred and liabilities to be assumed in advance of our separation from B/E Aerospace so that each company retains the assets of, and the liabilities associated with, its respective businesses. The Separation and Distribution Agreement will require the parties to cooperate with each other to complete these transfers or assumptions of assets and liabilities. If any transfer of assets or assumption of liabilities is not consummated as of the distribution, then, until the transfer or assumption can be completed, each party will take such actions as are reasonably requested by the other party in order to place such party in the same position as if such asset or liability had been transferred or assumed.

        Representations and Warranties.    In general, neither we nor B/E Aerospace will make any representations or warranties about any assets transferred or liabilities assumed; any third-party or governmental consents, waivers or approvals that may be required in connection with such transfers or assumptions; the value of or absence of encumbrances on any assets transferred; the absence of any defenses, rights of setoff or counterclaims relating to any claim of either party; or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an "as is," "where is" basis.

        The Distribution.    The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will increase the number of our issued and outstanding shares to the number of shares of our common stock distributable in the distribution. B/E Aerospace will cause its agent to distribute all such shares to B/E Aerospace shareholders who hold B/E Aerospace shares as of the record date.

        Conditions.    The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by the B/E Aerospace board of directors in its sole discretion. For further information on these conditions, see "The Spin-Off—Conditions to the Spin-Off." B/E Aerospace may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may, at any time prior to the completion of the distribution, decide to abandon or modify the distribution.

        Termination.    The Separation and Distribution Agreement will provide that it may be terminated by B/E Aerospace at any time prior to the distribution date. The Separation and Distribution Agreement can only be amended by a written agreement signed by us and B/E Aerospace.

        Release of Claims.    We and B/E Aerospace will agree to broad releases under which we will each release the other and its wholly-owned subsidiaries and affiliates, and their respective shareholders (other than the public shareholders of B/E Aerospace), directors, officers, agents and employees (in their respective capacities as such) from any claims against any of them that arise out of or relate to events or actions occurring or failing to occur or any conditions existing at or prior to the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

        Indemnification.    We on one hand, and B/E Aerospace on the other, will agree to indemnify each other against certain liabilities in connection with the spin-off and our respective businesses.

        The amount of any party's indemnification obligations will be subject to reduction by any insurance proceeds or other amounts from a third party received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

        Access to Information.    The Separation and Distribution Agreement will provide that each party will provide information reasonably requested by the other party in connection with any reporting, disclosure, filing or other requirements imposed on the requesting party by a governmental authority; for use in any judicial, regulatory, administrative, tax, insurance or other proceeding or to satisfy audit, accounting or other similar requirements; to comply with its obligations under the Separation and Distribution Agreement; or for certain other purposes.

Tax Sharing and Indemnification Agreement

        We and B/E Aerospace will enter into a Tax Sharing and Indemnification Agreement. The Tax Sharing and Indemnification Agreement will govern the respective rights, responsibilities and obligations of B/E Aerospace and us, with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Sharing and Indemnification Agreement:

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  B/E Aerospace will be responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which B/E Aerospace is the common parent, including pre-distribution U.S. federal income taxes imposed on the aerospace consumables and energy technical services businesses. With respect to any periods beginning after the distribution, we will be responsible for any U.S. federal income taxes of ourselves or our subsidiaries.

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  B/E Aerospace will be responsible for any U.S. state or local or foreign income taxes reportable on a consolidated, combined or unitary or other joint return that includes B/E Aerospace or one of its subsidiaries and us or one of our subsidiaries, subject to certain exceptions where such income taxes may be allocated between us. B/E Aerospace will be responsible for any U.S. state or local or foreign income taxes reportable on returns that include only B/E Aerospace and its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. state or local or foreign income taxes filed on returns that include only us or our subsidiaries.

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  We and B/E Aerospace will each be responsible for any non-income taxes attributable to each company and its respective subsidiaries and its respective business, operations and assets (even where located in a single entity) for all periods.

        In addition, the Tax Sharing and Indemnification Agreement will allocate between B/E Aerospace and us liability for taxes that are incurred as a result of internal restructuring activities undertaken by U.S. and non-U.S. subsidiaries of B/E Aerospace to effectuate the distribution.

        The Tax Sharing and Indemnification Agreement will impose certain restrictions on our ability to pursue strategic or other transactions that may maximize the value of our business. The Tax Sharing and Indemnification Agreement will contain special rules allocating tax liabilities in the event that the distribution, together with certain related transactions, were not tax-free. In general:

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  If any of the following events (among others) prevents the distribution and certain related transactions from being tax-free, we will be liable for the resulting taxes:

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  Any acquisition of all or a portion of our stock or assets, whether by merger or otherwise;

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  Any negotiations, understandings, agreements or arrangements with respect to transactions or events that cause the distribution to be treated as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock representing 50% or greater interest in us;

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  We cease to actively conduct the aerospace consumables and energy technical services businesses during the two-year period following the distribution;

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  We take or fail to take any other action that prevents the distribution and certain related transactions from being tax-free; or

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  Any breach by us of certain of our covenants and representations.

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  To preserve the tax-free treatment to B/E Aerospace of the distribution, we will be prohibited from taking or failing to take any action that prevents the distribution and certain related transactions from being tax-free. Further, during the two-year period following the distribution, among other restrictions, we may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in the acquisition of 35% or more of our stock or 35% or more of our assets; (2) any merger, consolidation or liquidation; (3) any issuance of equity securities beyond certain thresholds; or (4) any repurchase of our common stock unless, in each case, (a) we deliver to B/E Aerospace a "will"-level legal opinion, satisfactory to B/E Aerospace, stating that the intended transaction will not prevent the distribution and certain related transactions from being tax-free or (b) B/E Aerospace obtains a letter ruling, satisfactory to B/E Aerospace, in its sole discretion from the IRS to this effect.

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  During the two-year period following the distribution, if we enter into, or authorize, a transaction resulting in the acquisition of 20% or more (but less than 35%) of our stock, our Board of Directors must provide B/E Aerospace with a certificate describing the transaction and stating that the transaction is not subject to the opinion/ruling procedure described above.

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  The fact that B/E Aerospace receives a board certificate, legal opinion or letter ruling will not, in itself, exonerate us from liability for taxes in the event that the distribution and certain related transactions were not tax-free as a result of our actions or as a result of an acquisition of our stock or assets.

        In addition, if the distribution and/or certain related transactions fail to qualify as tax-free transactions for reasons other than those for which B/E Aerospace or ourselves would be responsible for pursuant to the indemnification provisions in the Tax Sharing and Indemnification Agreement, we expect to be responsible for a portion of the liability for any taxes imposed on B/E Aerospace in respect of the distribution and such related transactions based on a predetermined metric. Further, under certain circumstances, if the distribution and certain related transactions become taxable to

B/E Aerospace, we may be required to reimburse B/E Aerospace for certain amounts on account of any resulting tax benefits to us, if, as and when such benefits are realized.

        These covenants and indemnity obligations may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the Tax Sharing and Indemnification Agreement is not binding on the IRS.

        In the event that the distribution and certain related transactions fail to qualify for their intended tax treatment and we are required to indemnify B/E Aerospace for all or a portion of any resulting taxes, such payments could have a material adverse effect on our business, we may be subject to substantial liabilities.

Employee Matters Agreement

        We will enter into an Employee Matters Agreement with B/E Aerospace (the "Employee Matters Agreement") that will set forth our agreement with B/E Aerospace on the allocation of employees to KLX and obligations and responsibilities regarding compensation, benefits and labor matters. Key aspects of the Employee Matters Agreement provides as follows:

        Assignment of Employees.    Under the Employee Matters Agreement, KLX and B/E Aerospace will allocate all employees of B/E Aerospace and its affiliates on or prior to the distribution date to either KLX or to B/E Aerospace based upon whether each employee's employment duties before the distribution date relate to the KLX business or the business of B/E Aerospace and upon various other factors as applicable. The transfer or continuation of the employment of the employees in connection with the spin-off will not constitute a severance of employment, nor will the spin-off constitute a change in control.

        Equity Awards.    The Employee Matters Agreement will provide that the outstanding B/E Aerospace equity awards held by employees moving to KLX in connection with the spin-off will be converted into KLX equity awards, and the outstanding B/E Aerospace equity awards held by B/E Aerospace employees will be equitably adjusted. Specifically, outstanding restricted stock awards and restricted stock units held by employees remaining with B/E Aerospace after the spin-off will be adjusted to preserve the aggregate fair market value (and thus the aggregate intrinsic value) of the award immediately before the distribution by multiplying the number of shares of B/E Aerospace common stock subject to each such restricted stock award or restricted stock unit immediately prior to the distribution by a fraction, the numerator of which is the B/E Pre-Distribution Stock Value and the denominator of which is the B/E Post-Distribution Stock Value, where "B/E Pre-Distribution Stock Value" means the closing price per share of B/E Aerospace's common stock trading regular way with due bills on the distribution date during the period beginning at 9:30 AM, New York City time, and ending at 4:00 PM, New York City time ("Regular Trading Hours"), and "B/E Post-Distribution Stock Value" means the opening price per share of B/E Aerospace's common stock trading on the first trading day following the distribution date during Regular Trading Hours. Restricted stock awards and restricted stock units held by employees transferring to KLX in connection with the spinoff will be converted as of the distribution to restricted stock awards and restricted stock units over KLX common stock equal to the number of shares subject to each such restricted stock award or restricted stock unit immediately prior to the distribution, multiplied by a fraction, the numerator of which is the B/E Pre-Distribution Stock Value (as defined above) and the denominator of which is the KLX Post-Distribution Stock Value, where "KLX Post-Distribution Stock Value" means the opening price per share of KLX common stock trading on the first trading day following the distribution date during Regular Trading Hours. Time based B/E Aerospace equity awards will be subject to the same terms and conditions as were in effect prior to the distribution. Performance-based vesting equity awards will remain subject to the same terms and conditions as were in effect prior to the distribution, except that performance goals for any portion of the performance period after the distribution will be set by the

KLX Compensation Committee for employees transferring to KLX and by the B/E Aerospace Compensation Committee for employees continuing employment with B/E Aerospace.

        The Employee Matters Agreement will also provide that, with regards to the B/E Aerospace Employee Stock Purchase Plan, payroll deductions for participating employees transferring to KLX will cease after the last payroll payment date prior to the distribution, and that the option period during which the distribution occurs will be appropriately shortened for employees transferring to KLX and employees remaining with B/E Aerospace.

        See the section of this information statement entitled "The Spin Off—Treatment of Equity Awards" for additional information on the conversion and adjustment of equity awards.

        Welfare Benefit Plans.    The Employee Matters Agreement will explain the treatment, with regard to welfare benefits, of employees remaining with B/E Aerospace and employees transferring to KLX in connection with the spin-off. In connection with the spin-off, KLX will establish its own welfare benefit programs. As of January 1, 2015, employees transferring to KLX who participate in the B/E Aerospace health and welfare plans will cease participation in such plans and will commence participation in the KLX health and welfare plans. B/E Aerospace will generally be responsible for all liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred by KLX participants under the B/E Aerospace health and welfare plans prior to January 1, 2015, and KLX shall be so responsible for liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred by KLX participants under the KLX health and welfare plans after January 1, 2015.

        Non-Qualified Deferred Compensation Plans.    The Employee Matters Agreement will provide that, in connection with the spin-off, KLX will establish deferred compensation plans for eligible KLX employees and directors similar to those maintained by B/E Aerospace. Prior to the distribution, KLX shall establish a trust to hold the assets of the KLX deferred compensation plan for KLX employees. Also prior to the distribution, B/E Aerospace shall transfer to that KLX trust an amount equal to the funded percentage of the B/E Aerospace, Inc. 2010 Deferred Compensation Plan account balances held under the B/E trust for the benefit of the employees transferring to KLX as of the date of the distribution.

        Defined Contribution Plan.    The Employee Matters Agreement shall provide that, on or before the distribution, the B/E Aerospace,  Inc. Savings Plan will be amended to become a multiple employer plan, and KLX employee will be permitted to participate in the plan.

        Annual Incentive Plans.    The Employee Matters Agreement will provide that B/E Aerospace will pay to employees transferring to KLX cash bonus payments equal to the full annual cash bonus earned by such KLX employee for 2014, as determined by B/E Aerospace, immediately prior to the distribution. In connection with the spin-off, KLX will implement its own annual incentive plans for calendar year 2015 and beyond.

Transition Services Agreement

        Prior to the spin-off, we will enter into a Transition Services Agreement with B/E Aerospace, under which B/E Aerospace or certain of its subsidiaries will provide us, and we will provide B/E Aerospace or certain of its subsidiaries, with certain services for a limited time to help ensure an orderly transition following the distribution.

        The services to be provided by B/E Aerospace include treasury (including accounts payable and payroll), internal audit, accounting, tax compliance and planning, human resources and other administrative services. The services to be provided by us to B/E Aerospace include accounts payable, tax compliance and planning and other administrative services.

        The Transition Services Agreement will generally provide for a term of up to 24 months following the distribution. We or B/E Aerospace may terminate any transition services we or it is receiving upon prior notice to the other party, upon 30 days' notice.

        The transition services will be provided substantially in the manner and with the level of care similar to that immediately prior to the distribution. The charge for these services will be intended to allow B/E Aerospace or us, as the case may be, to recover all of its or our direct and indirect costs incurred in providing those services, generally consistent with past practice.

        The Transition Services Agreement generally will require us to indemnify B/E Aerospace and its subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by B/E Aerospace or its subsidiaries or affiliates arising out of our or our subsidiaries providing transition services, to the extent arising from our or our subsdiaries' or affiliates' gross negligence or willful misconduct.

        The Transition Services Agreement generally will require B/E Aerospace to indemnify us and our subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by us or our subsidiaries or affiliates arising out of B/E Aerospace or its subsidiaries providing transition services, to the extent arising from B/E Aerospace's or its subsidiaries' or affiliates' gross negligence or willful misconduct.

        Each party will have the right to terminate the Transition Services Agreement if the other party materially breaches any of its obligations under the agreement after notice and an opportunity to cure.

IT Services Agreement

        Prior to the spin-off, we will enter into an IT Services Agreement with B/E Aerospace, under which B/E Aerospace or certain of its subsidiaries will provide us with certain IT services for a limited time to help ensure an orderly transition following the distribution.

        The services to be provided by B/E Aerospace include certain transitional services and other arrangements with respect to certain applications and databases, hardware and software maintenance, security maintenance, disaster recovery, network connectivity and other infrastructure support.

        The IT Services Agreement will generally provide for a term of 24 months following the distribution, which we may extend for a period of up to one additional year in our sole discretion in respect of any IT service. We may terminate any IT services we are receiving upon prior notice to B/E Aerospace, upon 60 days' notice, which notice may not be effective at any time before the date that is six months after the date of the IT Services Agreement.

        The IT services will be provided substantially in the manner and with the level of care similar to that immediately prior to the distribution. The charge for these services will be intended to allow B/E Aerospace to recover all of its direct and indirect costs incurred in providing those services, generally consistent with past practice.

        The IT Services Agreement generally will require us to indemnify B/E Aerospace and its subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by B/E Aerospace or its subsidiaries or affiliates arising out of B/E Aerospace or any of its subsidiaries providing IT services, to the extent arising from our or our subsidiaries' or affiliates' gross negligence or willful misconduct.

        The IT Services Agreement generally will require B/E Aerospace to indemnify us and our subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by us or our subsidiaries or affiliates arising out of B/E Aerospace or its subsidiaries providing IT services, to the extent arising from B/E Aerospace's or its subsidiaries' or affiliates' gross negligence or willful misconduct.

        Each party will have the right to terminate the IT Services Agreement if the other party materially breaches any of its obligations under the agreement after notice and an opportunity to cure.

Other Arrangements

        In addition to the above agreements, we will enter into a supply agreement with B/E Aerospace on an arms' length basis under which we will continue to supply certain parts to B/E Aerospace. We do not consider this agreement to be material to our business.

Related Party Transactions

Policy and Procedures Governing Related Person Transactions

        Our Board will adopt a written policy pursuant to which our Audit Committee will be presented with a description of any related party transactions for them to consider for approval. The policy will be designed to operate in conjunction with and as a supplement to the provisions of our code of business conduct. We will post a copy of the policy on our website (www.klx.com).

        We anticipate that the policy will provide that our legal department will review all proposed transactions presented to or identified by it involving a related person and in which the amount exceeds $120,000. The legal department will then present to the Audit Committee for approval any transaction at or above this dollar amount in which the related person may have a direct or indirect material interest. In determining whether to approve or ratify a related party transaction, we expect the Audit Committee to consider the following: (1) whether the transaction was the product of fair dealing, which factors include the timing, initiation, structure and negotiations of the transaction, and whether the related person's interest in such transaction was disclosed to us; (2) the terms of the transaction and whether similar terms would have been obtained from an arm's length transaction with a third party; and (3) the availability of other sources for comparable products or services. We expect that the policy will also identify certain types of transactions that our Board has pre-identified as not involving a direct or indirect material interest and are therefore, not considered related person transactions for purposes of the policy.

        Additionally, we anticipate that the policy will require that our legal department to implement certain procedures for the purpose of obtaining information with respect to related person transactions. These procedures include, among other things, (1) informing, on a periodic basis, our directors, nominees for director and executive officers of the requirement for presenting possible related party transactions to the legal department for review and (2) reviewing questionnaires completed by directors, nominees for director and executive officers designed to elicit information about possible related person transactions.

Certain Relationships

        We are leasing the real estate for some of our ESG facilities in Texas and Wyoming from a limited liability company controlled by Gary Roberts, who will serve as Vice President and General Manager of our ESG segment following the spin-off. The aggregate lease payments for all of these leases amount to approximately $0.6 million annually.

 DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

        We expect that, in connection with the spin-off, we will incur indebtedness in an amount estimated to be approximately $1.2 billion by an issuance of 5.875% senior unsecured notes due 2022. KLX will use the net proceeds for general corporate purposes, including approximately $102 million to settle deferred payments associated with acquisitions we made in 2014. We also plan to enter into a secured revolving credit facility, although we do not expect to borrow any material amounts under that facility in connection with the spin-off. The following is a description of the expected material terms of the senior unsecured notes and secured revolving credit facility.

Senior Unsecured Notes

        We intend to issue $1.2 billion aggregate principal amount of senior unsecured notes with a maturity of eight years from the issue date at an interest rate of 5.875% in an exempt offering that we priced on November 21, 2014. We expect to close this offering of senior unsecured notes on or about December 8, 2014. On the closing date, we will enter into an indenture governing the terms of the senior unsecured notes and the gross proceeds will be deposited into an escrow account pending consummation of the spin-off. We estimate that the net proceeds from this offering after transaction costs will be approximately $1,179 million, of which we will distribute up to $750 million to B/E Aerospace, leaving KLX with expected net proceeds of approximately $430 million. After the spin-off, we expect that the notes will initially be guaranteed on a senior unsecured basis by our wholly owned domestic subsidiaries that are expected to guarantee our revolving credit facility. We currently expect that the senior unsecured notes will have the following principal terms.

        We expect that the terms of the indenture governing the senior unsecured notes will contain customary affirmative and negative covenants restricting, among other things, our ability to incur indebtedness, pay dividends or make other distributions in respect of our capital stock or repurchase our capital stock, make certain other restricted payments or investments, sell assets, agree to payment restrictions affecting restricted subsidiaries, enter into transactions with our affiliates, and merge, consolidate or sell substantially all of our assets.

        In addition, we expect that the indenture governing the senior unsecured notes will contain customary events of default including, among other things, the failure to pay interest for 30 days, failure to pay principal when due, failure to observe or perform any material covenant or agreement in the indenture for 60 days after notice is given by the trustee or the holders of 25% of the outstanding principal amount, cross-acceleration to certain material indebtedness, failure to pay certain judgments and certain events of bankruptcy.

Secured Revolving Credit Facility

        Concurrently with the spin-off, we intend to enter into a revolving credit facility with a syndicate of lenders providing us with a $500 million secured revolving credit facility. JPMorgan Chase Bank, National Association is expected to be the administrative agent under our revolving credit facility. We currently expect the revolving credit facility will have the following principal terms, but the final terms of the revolving credit facility may change. We cannot assure you that we will be able to enter into this new secured revolving credit facility on favorable terms or at all.

        The revolving credit facility is expected to mature five years from the consummation of the spin-off. We do not expect that any amounts will be drawn as of the closing of the spin-off. The revolving credit facility is expected to provide an option to request up to $500 million of incremental revolving credit borrowing capacity upon the satisfaction of customary terms and conditions. Borrowings under the revolving credit facility are expected to bear interest at a LIBOR-based rate plus an applicable borrowing margin based on our total leverage. The revolving credit facility is expected to be guaranteed by our wholly owned material domestic subsidiaries and secured by liens on substantially all of our and the guarantors' domestic assets, including a pledge of a portion of the capital stock of certain foreign subsidiaries owned directly by a domestic guarantor.

        The revolving credit facility is expected to contain customary conditions precedent to borrowing and affirmative and negative covenants restricting, among other things, our ability to incur indebtedness, make investments or acquisitions, grant liens, sell assets, merge or consolidate with a third party and pay dividends or make other distributions. In addition, the revolving credit facility is expected to contain financial covenants requiring us to maintain a minimum interest coverage ratio and a maximum total leverage ratio. We expect that the revolving credit facility will have no scheduled amortization, scheduled commitment reductions or mandatory prepayment provisions, except that in certain circumstances outstanding balances will be required to be repaid with the proceeds from certain asset sales and casualty and condemnation events, subject to thresholds and reinvestment rights.

        Events of default under the revolving credit facility are expected to be customary for facilities of this type including, among other things, the failure to pay interest, principal and other fees, the failure to observe or perform any material covenant contained in the revolving credit facility, cross-default to certain material indebtedness, a change of control of KLX and the institution of any bankruptcy or insolvency proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this information statement, B/E Aerospace beneficially owns all of our outstanding common stock. After the spin-off, B/E Aerospace will not own any of our common stock.

        The following table shows the anticipated beneficial ownership of our common stock immediately following the spin-off by:

  •
  each person who we believe, based on the assumptions described below, will beneficially own more than 5% of the outstanding shares of the common stock of KLX;

  •
  each of KLX's five most highly paid executive officers in 2013;

  •
  each of the persons who will serve on our Board following the spin-off; and

  •
  all of our NEOs and directors as a group.

        Except as otherwise noted below, we based the share amounts shown on each person's beneficial ownership of B/E Aerospace common stock on November 19, 2014, and a distribution ratio of one share of our common stock for every two shares of B/E Aerospace common stock held by such person.

        To the extent our directors and executive officers own B/E Aerospace common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of B/E Aerospace common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power for the securities owned by such person or entity.

        Immediately following the spin-off, we estimate that 52,652,752 shares of our common stock will be issued and outstanding, based on the number of shares of B/E Aerospace common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on December 5, 2014, the record date.

Stock Ownership of Certain Beneficial Owners

	Common Stock Beneficially Owned
	Number of Shares	Percentage of Class
Directors:
Amin J. Khoury	127,904	**
John T. Collins	0	**
Peter V. Del Presto	0	**
Richard G. Hamermesh	8,817	**
Benjamin A. Hardesty	0	**
Stephen M. Ward, Jr.	0	**
Theodore L. Weise	0	**
John T. Whates, Esq.	2,342	**
Named Executive Officers:
Thomas P. McCaffrey	41,827	**
Michael F. Senft	2,135	**
John Cuomo	10,648	**
Roger Franks	0	**
All Directors and Named Executive Officers as a group (12 Persons)	193,672	**
Principal Shareholders:
Oz Management LP(1) 9 West 57th Street, New York, NY 10019	3,418,166	6.5%
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	3,319,971	6.3%
The Vanguard Group(3) 100 Vanguard Blvd., Malvern, PA 19355	2,830,527	5.4%

**
Less than 1%

(1)
Based solely on information in Schedule 13G, as of June 16, 2014, filed by OZ Management LP with respect to B/E Aerospace on June 26, 2014.

(2)
Based solely on information in Schedule 13G, as of December 31, 2013, filed by BlackRock, Inc. with respect to B/E Aerospace on February 4, 2014.

(3)
Based solely on information in Schedule 13G, as of December 31, 2013, filed by The Vanguard Group with respect to B/E Aerospace on February 11, 2014.

 DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

        Prior to the distribution date, our Board and B/E Aerospace, as our sole shareholder, will approve and adopt our amended and restated certificate of incorporation and bylaws. Under our amended and restated certificate of incorporation, authorized capital stock will consist of 250 million shares of our common stock, par value $0.01 per share, and 1 million shares of our preferred stock, par value $0.01 per share.

Common Stock

        We estimate that approximately 52,652,752 shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of B/E Aerospace common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on    , 2014, the record date.

        Dividend Rights.    Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the Board.

        Voting Rights.    Each holder of our common stock is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

        Liquidation.    If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of KLX available for distribution to shareholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

        Other Rights.    All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

        Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our Board may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See "—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws."

        Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Prior to the distribution date, our Board and B/E Aerospace, as our sole stockholder, will approve and adopt amended and restated versions of our certificate of incorporation and bylaws. Our amended and restated certificate of incorporation and bylaws will contain, and Delaware statutory law contains, provisions that could make acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, attached as exhibits to our Registration Statement on Form 10.

        Classified Board of Directors.    Our amended and restated certificate will incorporation to provide for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our stockholders will elect one class of our directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Under this classified board structure, it would take at least two elections of directors for any individual or group to gain control of KLX's board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of KLX.

        Number of Directors; Filling Vacancies; Removal.    Our amended and restated certificate of incorporation and bylaws will provide that our business and affairs will be managed by our Board. Our amended and restated certificate of incorporation and bylaws will provide that the Board will consist of not less than three nor more than nine members, with the exact number of directors within these limits to be fixed exclusively by the Board. In addition, our amended and restated certificate of incorporation will provide that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though that may be less than a quorum of the Board. Delaware statutory law provides that, if a Delaware corporation has a classified board, as we are expected to have, its directors may only be removed for cause. Our amended and restated certificate of incorporation will provide that any director, or the entire Board, may be removed from office at any time, only for cause in accordance with Delaware law, by the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors, voting as a single class. These provisions will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

        Special Meetings.    Our amended and restated certificate of incorporation and bylaws will provide that special meetings of the stockholders may only be called by our Board or certain officers of KLX. These provisions will make it more difficult for stockholders to take an action opposed by our Board.

        No Stockholder Action by Written Consent Unless Approved by the Board.    Our amended and restated certificate of incorporation and bylaws will require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent unless both the action and the taking of the action by written consent are approved in advance by our Board. These provisions will make it more difficult for stockholders to take an action opposed by our Board.

        Amendments to Our Certificate of Incorporation.    Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote, voting as a single class, will be required to amend or repeal, or adopt any provision inconsistent with certain provisions in our amended and restated certificate of incorporation, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the Board and provisions providing for the removal of directors. These provisions will make it more difficult for stockholders to make changes to our certificate of incorporation.

        Amendments to Our Bylaws.    Our amended and restated certificate of incorporation will provide that, notwithstanding any other provision of our amended and restated certificate of incorporation, the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote, voting as a single class, will be required to amend or repeal, or adopt any provisions in our bylaws. These provisions will make it more difficult for stockholders to make changes to our bylaws that are opposed by our Board.

        Requirements for Advance Notification of Stockholder Nomination and Proposals.    Under our amended and restated bylaws, stockholders of record will be able to nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to our secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in our amended and restated bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

        Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Section 203 of the Delaware General Corporation Law

        Section 203 of the DGCL provides that, subject to certain specified exceptions, a corporation will not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder approves the business combination. Section 203 of the DGCL generally defines an "interested stockholder" to include (x) any person that owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Section 203 of the DGCL generally defines a "business combination" to include (1) mergers and sales or other dispositions of 10 percent or more of the corporation's assets with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

        Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the amended and restated certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed under Section 203. Neither our amended and restated certificate of incorporation nor our amended and restated bylaws will exclude KLX from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would not be applicable if our Board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Transfer Agent and Registrar

        After the distribution, we expect that the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

        We have applied for authorization to list KLX common stock on NASDAQ under the ticker symbol "KLXI."

Liability and Indemnification of Directors and Officers

        Elimination of Liability of Directors.    Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL a director can be held liable (1) for any breach of the director's duty of loyalty to our Company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (4) for any transaction from which the director derives an improper personal benefit.

        While our amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of KLX only if he or she is a director of KLX and is acting in his or her capacity as director, and do not apply to officers of KLX who are not directors.

        Indemnification of Directors and Officers.    Our amended and restated certificate of incorporation will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of KLX or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service (provided that, in the case of a proceeding initiated by such person, we will only indemnify such person if the proceeding was specifically authorized by our Board). This right of indemnity will include, with certain limitations and exceptions, a right to be paid by our Company the expenses incurred in defending such proceedings. We will be authorized under our amended and restated certificate of incorporation to carry directors' and officers' insurance protecting us, any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. Our amended and restated certificate of incorporation will also permit our Board to indemnify or advance expenses to any of our employees or agents to the fullest extent permitted with respect to our directors and officers in our amended and restated certificate of incorporation.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

        By its terms, the indemnification provided for in our amended and restated certificate of incorporation will not be exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of our amended and restated certificate of incorporation or bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated certificate of incorporation's indemnification provisions will be, by the terms of our amended and restated certificate of incorporation, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form 10 for the shares of common stock that B/E Aerospace shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits to the Form 10. We have omitted some items in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, we refer you to the Form 10 and its exhibits, which are on file at the offices of the SEC. Statements contained in this information statement about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the Form 10, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

        You may inspect and copy the Form 10 and exhibits that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including its exhibits.

        We maintain an Internet site at www.klx.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into the information statement or our Registration Statement on Form 10.

        As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

        We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed under Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish those materials to the SEC.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

CONDENSED COMBINED BALANCE SHEETS AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 (UNAUDITED)

(In millions)

	Pro Forma September 30, 2014 (Note 1)	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$37.2	$37.2	$78.6
Accounts receivable	330.0	330.0	200.9
Inventories	1,298.0	1,298.0	1,226.7
Deferred income taxes	20.3	20.3	22.8
Other current assets	29.0	29.0	25.1

Total current assets	1,714.5	1,714.5	1,554.1

Property and equipment	295.2	295.2	92.3
Goodwill	1,380.3	1,380.3	1,069.8
Identifiable intangible assets	426.5	426.5	345.0
Other assets	7.7	7.7	2.8

	$3,824.2	$3,824.2	$3,064.0

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$175.4	$175.4	$107.2
Accrued liabilities	163.8	163.8	80.8
Dividend payable to B/E Aerospace	750.0	—	—

Total current liabilities	1,089.2	339.2	188.0

Deferred income taxes	83.9	83.9	66.1
Other non-current liabilities	11.2	11.2	11.2
Commitments, contingencies and off-balance sheet arrangements (Note 7)
Parent company equity:
Parent company investment	2,625.8	3,375.8	2,750.5
Accumulated other comprehensive income	14.1	14.1	48.2

Total Parent company equity	2,639.9	3,389.9	2,798.7

	$3,824.2	$3,824.2	$3,064.0

See accompanying notes to condensed combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

CONDENSED COMBINED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (UNAUDITED)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions)

	Nine Months Ended September 30,
	2014	2013
Product revenues	$993.2	$959.1
Service revenues	261.8	8.1

Total revenues	1,255.0	967.2
Cost of sales—products	693.0	645.1
Cost of sales—services	179.6	5.7

Total cost of sales	872.6	650.8
Selling, general and administrative	167.5	131.4

Operating earnings	214.9	185.0
Other income	(0.3)	(0.9)

Earnings before income taxes	215.2	185.9
Income tax expense	94.5	69.2

Net earnings	120.7	116.7
Other comprehensive income (loss):
Foreign currency translation adjustment and other	(34.1)	11.9

Comprehensive income	$86.6	$128.6

See accompanying notes to condensed combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions)

	Nine Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$120.7	$116.7
Adjustments to reconcile net earnings to net cash flows provided by operating activities, net of effects from acquisitions:
Depreciation and amortization	47.3	19.8
Deferred income taxes	20.2	24.0
Non-cash compensation	2.7	2.3
Excess tax benefits	(0.9)	(0.9)
Provision for doubtful accounts	0.6	(1.8)
Loss on disposal of property and equipment	0.4	0.1
Changes in operating assets and liabilities:
Accounts receivable	(94.8)	(3.4)
Inventories	(75.4)	(30.3)
Other current and non-current assets	(6.7)	(6.8)
Accounts payable and accrued liabilities	128.9	3.3
Other non-current liabilities	(18.9)	(10.3)

Net cash flows provided by operating activities	124.1	112.7

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(89.3)	(19.3)
Acquisitions, net of cash acquired	(512.3)	(72.5)

Net cash flows used in investing activities	(601.6)	(91.8)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers from (to) Parent	438.6	20.6

Net cash flows provided by (used in) financing activities	438.6	20.6

Effect of foreign exchange rate changes on cash and cash equivalents	(2.5)	1.5

Net increase (decrease) in cash and cash equivalents	(41.4)	43.0
Cash and cash equivalents, beginning of period	78.6	36.3

Cash and cash equivalents, end of period	$37.2	$79.3

Supplemental schedule of noncash disclosures:
Contingent consideration	$102.0	$—

See accompanying notes to condensed combined financial statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Board of Directors of B/E Aerospace (collectively with its consolidated subsidiaries, "Parent") has authorized management to pursue a plan to separate its Aerospace Solutions Group and Energy Services Group businesses (the "Company") into an independent publicly traded company. Prior to the separation, these businesses are represented by the Parent's Consumables Management Segment. These businesses will be contributed to KLX Inc., a subsidiary of Parent, which currently has negligible assets and no operations. The proposed separation is intended to take the form of a tax-free spin-off to Parent's stockholders of 100% of the shares of KLX Inc.

        The separation is conditioned on, among other things, final approval of the transaction by Parent's Board of Directors and the receipt of an opinion of tax counsel as to the satisfaction of certain requirements that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares).

  Description of Business

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and other consumables, offering one of the broadest ranges of aerospace hardware and consumables and inventory management services, selling to essentially every major airline in the world as well as leading maintenance, repair and overhaul ("MRO") providers, the leading airframe manufacturers and their first and second tier suppliers ("OEMs"). The Company also provides technical and logistical services and associated rental equipment for remote oil and gas drilling sites to land-based oil and gas exploration and drilling companies.

  Basis of Presentation

        The condensed combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Parent as if it was operated on a stand-alone basis and were prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany transactions and account balances within the Company have been eliminated. All adjustments which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal recurring nature and have been reflected in the condensed combined financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

        The condensed combined statements of earnings and comprehensive income reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred,

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

headcount or other measures. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

        The condensed combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. Parent's cash, excluding a minor balance specifically attributable to the Company, has not been assigned to the Company for any of the periods presented because those cash balances are not directly attributable to the Company nor is the Company expected to acquire or assume that cash presently or in connection with the separation. Parent's debt obligations, and the related interest expense, have not been attributed to the Company for any of the periods presented because Parent's borrowings and the related guarantees on such borrowings are not directly attributable to the businesses that comprise the Company.

        Parent has historically used a centralized approach to cash management and financing of its operations. Transactions between the Company and Parent are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of these transactions is included in the condensed combined statements of cash flows as Net transfers from (to) Parent.

  Unaudited Pro Forma Balance Sheet

        At or prior to the distribution, the Company intends to distribute up to $750 to B/E Aerospace. The accompanying unaudited pro forma balance sheet as of September 30, 2014 gives effect to the $750 dividend expected to be paid.

  Parent Company Investment

        Parent company investment in the condensed combined balance sheets represents Parent's historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company's accumulated earnings. See Note 6 for a further description of the transactions between the Company and Parent.

Recent Accounting Pronouncements

        In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-12, Compensation—Stock Compensation, which updated the guidance in ASC Topic 718, Compensation—Stock Compensation. The update is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. The adoption of ASU 2014-12 is not expected to have a material impact on the Company's combined financial statements.

        In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which updated the guidance in ASC Topic 606, Revenue Recognition. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. The Company is currently evaluating the impact this guidance will have on its combined financial condition, results of operations, cash flows and disclosures and is currently unable to estimate the impact of adopting this guidance.

        In April 2014, FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment, which updated the guidance in ASC Topic 360, Property, Plant and Equipment. The updated guidance is effective prospectively for years beginning on or after December 15, 2014, with early application permitted. The amendments in this update change the requirements for reporting discontinued operations in Subtopic 205-20. Under this updated guidance, a discontinued operation will include a disposal of a major part of an entity's operations and financial results such as a separate major line of business or a separate major geographical area of operations. The guidance raises the threshold to be a major operation but no longer precludes discontinued operations presentation where there is significant continuing involvement or cash flows with a disposed component of an entity. The guidance expands disclosures to include cash flows where there is significant continuing involvement with a discontinued operation and the pre-tax profit or loss of disposal transactions not reported as discontinued operations. The adoption of ASU 2014-08 is not expected to have a material impact on the Company's combined financial statements.

        In July 2013, FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which updated the guidance in ASC Topic 740, Income Taxes. The update was effective for interim periods beginning on or

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

after December 15, 2013, and generally provides guidance for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. The adoption of ASU 2013-11 did not have a material impact on the Company's combined financial statements.

2. BUSINESS COMBINATIONS

  2013 Acquisitions

        During the third and fourth quarters of 2013, the Company acquired the assets of Blue Dot Energy Services, LLC ("Blue Dot") and Bulldog Frac Rentals, LLC ("Bulldog") (collectively, the "2013 Acquisitions"), providers of technical services and associated rental equipment and logistics services to the energy sector, for a net purchase price of $114.0. For the 2013 Acquisitions, the excess of the purchase price over the fair value of the identifiable assets acquired approximated $70.6, of which $28.5 was allocated to identified intangible assets, consisting of customer contracts and relationships and covenants not to compete, and $42.1 is included in goodwill. The useful lives assigned to the customer contracts and relationships range from 11-20 years, and the covenants not to compete are being amortized over their contractual periods of five years.

  2014 Acquisitions

        In April 2014, the Company acquired the assets of the Vision Oil Tools, LLC group of companies ("Vision"), a provider of technical services and associated rental equipment and logistics services to the energy sector. Vision established a new geographical base of operations for the Company in the North Dakota (Williston/Bakken) and Rocky Mountain regions. The purchase price was initially $140.0 with the potential for an additional $35.0 in 2015 if Vision generates its planned 2014 EBITDA. The Company has performed an assessment of the progress to date and determined it is likely that Vision will achieve this amount, and accordingly has recorded the $35.0 as a current liability as of September 30, 2014. The Company has not yet completed its evaluation and allocation of the purchase price for Vision although a customary post-closing adjustment to working capital resulted in a $0.7 increase to the purchase price. During June 2014, the Company also acquired the assets of the Cornell group of companies ("Cornell"), which provides technical services, associated logistic services and rental equipment to the energy sector in the Eagle Ford and Permian Basins. The purchase price was $70.7 with the potential for an additional $67.0 based on achieving 2014 planned EBITDA. The Company has performed an assessment of the results to date and determined it is likely that such amount will be realized and accordingly, has recorded the $67.0 as a current liability as of September 30, 2014. In April 2014, the Company acquired the assets of the Marcellus group of companies ("MGS") engaged in manufacturing and rental of equipment in the Marcellus/Utica basin for approximately $45.0. In January 2014, the Company acquired the assets of the LT Energy Services group of companies ("LT"), an Eagle Ford basin provider of rental equipment, for a net purchase price of approximately $102.5. In February 2014, the Company acquired the assets of Wildcat Wireline LLC ("Wildcat"), a provider of wireline services primarily in the Eagle Ford basin, and also in the

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

2. BUSINESS COMBINATIONS (Continued)

Marcellus/Utica Basin, for a net purchase price of approximately $153.4. These acquisitions are referred to collectively as the "2014 Acquisitions."

        For the 2014 Acquisitions, based on our preliminary purchase price allocation, the excess of the purchase price over the fair value of the identifiable assets acquired approximated $442.2, of which $109.0 was allocated to identified intangible assets, consisting of customer contracts and relationships and covenants not to compete, and $333.2 is included in goodwill. The useful life assigned to the customer contracts and relationships is 11 years, and the covenants not to compete are being amortized over their contractual periods of five years.

        The 2014 Acquisitions and 2013 Acquisitions were accounted for as purchases under FASB ASC 805, Business Combinations ("ASC 805"). The assets purchased and liabilities assumed for the 2014 Acquisitions and 2013 Acquisitions have been reflected in the accompanying condensed combined balance sheet as of September 30, 2014 and the results of operations for the 2013 Acquisitions and 2014 Acquisitions are included in the accompanying condensed combined statements of earnings from their respective dates of acquisition.

        The Company completed its evaluation and allocation of the purchase price for the Blue Dot acquisition. The valuations of certain assets, principally intangible assets, of the Bulldog and 2014 Acquisitions are not yet complete, and as such, the Company has not yet finalized its allocation of the purchase prices for these acquisitions.

        The following table summarizes the current estimates of fair values of assets acquired and liabilities assumed in the 2013 Acquisitions and 2014 Acquisitions in accordance with ASC 805, which are currently recorded based on management's estimates as follows:

	Wildcat	Vision	Cornell	Other 2014 acquisitions	2014	2013
Accounts receivable-trade	$0.4	$10.8	$10.5	$15.1	$36.8	$14.8
Inventories	1.3	—	—	0.4	1.7	3.9
Other current and non-current assets	—	2.4	—	0.1	2.5	0.2
Property and equipment	26.9	44.7	28.7	41.2	141.5	35.5
Goodwill	97.3	89.3	74.7	71.9	333.2	42.1
Identified intangibles	27.5	30.0	24.5	27.0	109.0	28.5
Accounts payable	—	(1.5)	(0.7)	(4.0)	(6.2)	(10.0)
Other current and non-current liabilities	—	(35.0)	(67.0)	(4.2)	(106.2)	(1.0)

Total consideration paid	$153.4	$140.7	$70.7	$147.5	$512.3	$114.0

        All of the goodwill and other intangible assets related to the 2013 Acquisitions and 2014 Acquisitions are expected to be deductible for tax purposes.

        The amount of 2013 Acquisitions and 2014 Acquisitions revenues and net earnings included in the nine month periods ended September 30, 2014 and 2013 were $261.8 and $23.2, and $8.1 and $0.2, respectively.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

2. BUSINESS COMBINATIONS (Continued)

        On a pro forma basis to give effect to the 2013 and 2014 Acquisitions as if they occurred on January 1, 2013, revenues and net earnings for the nine month periods ended September 30, 2014 and 2013 would have been as follows:

	NINE MONTHS ENDED
	September 30, 2014 Pro forma	September 30, 2013 Pro forma
Revenues	$1,321.9	$1,196.6
Net earnings	133.1	139.7

3. INVENTORIES

        Inventories, made up of finished goods, primarily consist of aerospace fasteners and consumables. The Company values inventories at the lower of cost or market, using FIFO or weighted average cost method. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on historical demand, estimated product demand to support contractual supply agreements with its customers and the age of the inventory, among other factors. Demand for the Company's products can fluctuate from period to period depending on customer activity. Inventory reserves were approximately $31.9 and $30.3 as of September 30, 2014 and December 31, 2013, respectively.

4. GOODWILL AND INTANGIBLE ASSETS

        The following sets forth the intangible assets by major asset class, all of which were acquired through business purchase transactions:

		September 30, 2014			December 31, 2013
	Useful Life (Years)	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Customer contracts and relationships	8 - 30	$480.2	$94.0	$386.2	$394.0	$75.5	$318.5
Covenants not to compete	4 - 5	25.2	4.7	20.5	6.8	1.7	5.1
Trade names	Indefinite	19.8	—	19.8	21.4	—	21.4

		$525.2	$98.7	$426.5	$422.2	$77.2	$345.0

        Amortization expense of intangible assets was $22.2 and $14.7 for the nine month periods ended September 30, 2014 and 2013, respectively. Amortization expense associated with identified intangible assets as of September 2014 is expected to be approximately $30 in each of the next five years. The future amortization amounts are estimates. Actual future amortization expense may be different due to future acquisitions, impairments, changes in amortization periods or other factors such as changes in exchange rates for assets acquired outside the United States. Goodwill increased $310.5 during the nine months ended September 30, 2014, $333.2 due to our preliminary estimate of goodwill associated with acquisitions completed in 2014, partially offset by foreign currency translations.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

5. FAIR VALUE MEASUREMENTS

        All short-term financial instruments are generally carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations.

  Level 1—quoted prices in active markets for identical assets and liabilities.

  Level 2—quoted prices for identical assets and liabilities in markets that are not active, or observable inputs other than quoted prices in active markets for identical assets and liabilities.

  Level 3—unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

        The carrying amounts of cash and cash equivalents (which the Company classifies as Level 1 assets), accounts receivable—trade and accounts payable represent their respective fair values due to their short-term nature. The fair value of the contingent consideration recognized on the acquisition dates of Vision and Cornell was determined based on the likelihood of achieving performance targets, significant inputs not observable in the market referred to as Level 3 inputs. There are no financial instruments with Level 2 inputs at any date.

6. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Allocation of Corporate Expenses

        The condensed combined statements of earnings and comprehensive income include an allocation of general corporate expenses from Parent. These costs are allocated to the Company on a systematic and reasonable basis utilizing a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures.

        Allocations for general corporate expenses, included in selling, general, and administrative expenses in the statements of earnings and comprehensive income, including management costs and corporate support services provided to the Company, totaled $27.7 and $26.6 for the nine months ended September 30, 2014, and 2013, respectively. These amounts include costs for functions including executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services.

        In connection with the spin-off, we are bringing some of the functions that were previously provided to us through corporate allocations from B/E Aerospace in-house. In addition, we will enter into certain agreements with B/E Aerospace relating to transition services and IT services for a transitional period of approximately 24 months following the distribution. In addition, we will enter into an employee matters agreement and a tax sharing and indemnification agreement with B/E Aerospace in connection with the spin-off. This transitional support will enable KLX, Inc. to establish its stand-alone processes for various activities that were previously provided by B/E Aerospace and does not constitute significant continuing support of KLX, Inc.'s operations. We do not expect those agreements to have a material effect on our financial statements.

        Sales and cost of sales to affiliates for the nine months ended September 30, 2014 and 2013 were $13.1 and $10.2 and $10.4 and $4.1, respectively.

7. COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET ARRANGEMENTS

        Lease Commitments—The Company finances its use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

7. COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET ARRANGEMENTS (Continued)

meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on the condensed combined balance sheets. At September 30, 2014, future minimum lease payments under these arrangements approximated $110.0, of which $93.7 is related to long-term real estate leases.

        Litigation—The Company is a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company's combined financial statements.

        Indemnities, Commitments and Guarantees—During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying condensed combined financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.

        Substantially all of the Company's assets are pledged as collateral under the Parent's credit facility which contains customary affirmative covenants, negative covenants and conditions precedent for borrowings, all of which were met as of September 30, 2014 and December 31, 2013.

8. INCOME TAXES

        Income taxes as presented are calculated on a separate tax return basis. The Company's U.S. operations have historically been included in Parent's U.S. federal and state income tax returns or non-U.S. jurisdiction's tax returns.

        The Company's quarterly income tax expense is measured using an estimated annual effective income tax rate, adjusted for discrete items within the period. The comparison of effective income tax rates between periods is significantly affected by discrete items recognized during the periods, the level and mix of earnings by tax jurisdiction and permanent differences.

        For the nine months ended September 30, 2014, the Company recorded an income tax provision of $94.5 or 43.9% of earnings before income taxes compared to $69.2 or 37.2% during the same prior year period. The effective income tax rate varies from the federal statutory rate of 35% primarily due to the impact of state taxes and non-deductible expenses due to expenses related to the spin-off.

Uncertain Tax Positions

        As of September 30, 2014 and December 31, 2013, unrecognized tax benefits were $2.5 and would not, if recognized, affect the tax rate. We do not believe that uncertain tax positions will significantly change within twelve months of the reporting date.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

9. ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Parent has a Long-Term Incentive Plan ("LTIP") under which the Parent's Compensation Committee has the authority to grant stock options, stock appreciation rights, restricted stock, restricted stock units or other forms of equity-based or equity-related awards.

        Compensation cost generally is recognized on a straight-line basis over the vesting period of the shares. Share-based compensation of $2.7 and $2.3 was recognized during the nine months ended September 30, 2014 and 2013, respectively, related to the equity grants made pursuant to the LTIP. Unrecognized compensation expense related to equity grants, including the estimated impact of any future forfeitures, was $5.7 at September 30, 2014.

        The Parent has established a qualified Employee Stock Purchase Plan which allows qualified employees (as defined in the Employee Stock Purchase Plan) to purchase shares of the Company's common stock at a price equal to 85% of the closing price at the end of each semi-annual stock purchase period. Compensation cost for this plan was not material to any of the periods presented.

10. SEGMENT REPORTING

        The Company is organized based on the products and services it offers. The Company's reportable segments, which are also its operating segments, are comprised of the Aerospace Solutions Group and Energy Services Group.

        The Company evaluates segment performance based on segment operating earnings or losses. Each segment regularly reports its results of operations and makes requests for capital expenditures and acquisition funding to the Company's chief operating decision-making group. This group is comprised of the Chairman and Co-Chief Executive Officer, the President and Co-Chief Operating Officer, and the Senior Vice President and Chief Financial Officer. Each operating segment has separate management teams and infrastructures dedicated to providing aerospace fasteners and other consumables and inventory management services to essentially every major airline in the world and the leading manufacturers, and technical and logistical services and associated rental equipment to land-based oil and gas exploration and drilling companies.

        The following table presents revenues and operating earnings by reportable segment:

	NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013
Revenues
Aerospace Solutions Group	$993.2	$959.1
Energy Services Group	261.8	8.1

	$1,255.0	$967.2

Operating earnings
Aerospace Solutions Group	174.7	184.7
Energy Services Group	40.2	0.3

	214.9	185.0
Other income	(0.3)	(0.9)

Earnings before income taxes	$215.2	$185.9

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(In millions, except share and per share data)

10. SEGMENT REPORTING (Continued)

        The following table presents capital expenditures by reportable segment:

	Nine Months Ended September 30,
	2014	2013
Aerospace Solutions Group	$12.3	$19.1
Energy Services Group	77.0	0.2

	$89.3	$19.3

        The following table presents goodwill by reportable segment:

	September 30,	December 31,
	2014	2013
Aerospace Solutions Group	$1,005.0	$1,027.7
Energy Services Group	375.3	42.1

	$1,380.3	$1,069.8

        The following table presents total assets by reportable segment:

	September 30, 2014	December 31, 2013
Aerospace Solutions Group	$2,974.5	$2,937.3
Energy Services Group	849.7	126.7

	$3,824.2	$3,064.0

11. ENVIRONMENTAL MATTERS

        In July 2014, one of the Company's German businesses, Interturbine Aviation Logistics GmbH (ITL), which was acquired by B/E Aerospace Systems Holding GmbH in July 2012, was informed by German authorities that it had allegedly violated certain provisions of environmental and health and safety regulations related to the import and sale of certain chemical products for the period of 2009 through 2013. The Company is cooperating with German authorities and currently investigating the amounts of chemical products that were imported and allegedly sold in violation of the applicable laws. The ITL executive pre-acquisition continued to operate the business through July 2014, at which time he was removed. These violations could result in an administrative monetary penalty and a disgorgement of profits from the sale of products sold in violation of the applicable laws, which could be material. The Company is not currently able to determine the probability or estimable range of liability, if any, which it may ultimately be found to be responsible for that is not covered by any indemnity claims against the seller of ITL.

12. SUBSEQUENT EVENTS

        The Company has evaluated subsequent events for potential recognition and disclosure through November 13, 2014, the date the financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
B/E Aerospace, Inc.
Wellington, Florida

        We have audited the accompanying combined balance sheets of the Aerospace Solutions Group and Energy Services Group Businesses of B/E Aerospace, Inc. (the "Company") as of December 31, 2013 and 2012, and the related combined statements of earnings and comprehensive income, Parent company equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Aerospace Solutions Group and Energy Services Group Businesses of B/E Aerospace, Inc. as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 1, the accompanying combined financial statements have been derived from the combined financial statements and accounting records of B/E Aerospace, Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by B/E Aerospace, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from B/E Aerospace, Inc. Included in Note 5 to the combined financial statements is a summary of transactions with related parties.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Boca Raton, Florida
August 29, 2014

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

(In millions)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$78.6	$36.3
Accounts receivable	200.9	174.3
Inventories	1,226.7	1,201.8
Deferred income taxes	22.8	31.1
Other current assets	25.1	17.5

Total current assets	1,554.1	1,461.0

Property and equipment	92.3	35.5
Goodwill	1,069.8	1,005.8
Identifiable intangible assets	345.0	336.7
Other assets	2.8	6.9

	$3,064.0	$2,845.9

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$107.2	$97.3
Accrued liabilities	80.8	63.4

Total current liabilities	188.0	160.7

Deferred income taxes	66.1	42.4
Other non-current liabilities	11.2	7.3
Commitments, contingencies and off-balance sheet arrangements (Note 7)
Parent company equity:
Parent company investment	2,750.5	2,606.0
Accumulated other comprehensive income	48.2	29.5

Total Parent company equity	2,798.7	2,635.5

	$3,064.0	$2,845.9

See accompanying notes to combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

COMBINED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions)

	Years Ended December 31,
	2013	2012	2011
Revenues	$1,291.6	$1,180.7	$947.3
Cost of sales	872.8	803.5	635.9
Selling, general and administrative	180.3	159.3	129.4

Operating earnings	238.5	217.9	182.0
Other (income) expense	(1.0)	0.2	(3.8)

Earnings before income taxes	239.5	217.7	185.8
Income tax expense	89.1	80.8	69.3

Net earnings	150.4	136.9	116.5
Other comprehensive income:
Foreign currency translation adjustment and other	18.7	25.4	16.7

Comprehensive income	$169.1	$162.3	$133.2

See accompanying notes to combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance, December 31, 2010	$1,843.0	$(12.6)	$1,830.4
Net transfers to Parent	(119.9)	—	(119.9)
Net earnings	116.5	—	116.5
Net foreign currency translation adjustments and other	—	16.7	16.7

Balance, December 31, 2011	1,839.6	4.1	1,843.7
Net transfers from Parent	629.5	—	629.5
Net earnings	136.9	—	136.9
Net foreign currency translation adjustments and other	—	25.4	25.4

Balance, December 31, 2012	2,606.0	29.5	2,635.5
Net transfers to Parent	(5.9)	—	(5.9)
Net earnings	150.4	—	150.4
Net foreign currency translation adjustments and other	—	18.7	18.7

Balance, December 31, 2013	$2,750.5	$48.2	$2,798.7

See accompanying notes to combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions)

	Years Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$150.4	$136.9	$116.5
Adjustments to reconcile net earnings to net cash flows provided by operating activities, net of effects from acquisitions:
Depreciation and amortization	27.8	22.8	16.9
Deferred income taxes	32.0	19.5	18.7
Non-cash compensation	3.7	3.3	5.1
Excess tax benefits	(1.2)	(0.6)	(0.8)
Provision for doubtful accounts	0.6	4.2	1.5
Loss on disposal of property and equipment	0.5	0.8	0.3
Changes in operating assets and liabilities:
Accounts receivable	(3.9)	(12.9)	(10.3)
Inventories	(18.9)	(87.9)	(18.5)
Other current and non-current assets	(6.7)	(8.1)	0.5
Accounts payable and accrued liabilities	(12.8)	(1.8)	14.7
Other non-current liabilities	14.1	(10.1)	(6.3)

Net cash flows provided by operating activities	185.6	66.1	138.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(29.4)	(16.6)	(7.7)
Acquisitions, net of cash acquired	(117.5)	(649.7)	(20.8)
Other	—	2.3	(0.3)

Net cash flows used in investing activities	(146.9)	(664.0)	(28.8)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers from (to) Parent	0.7	597.7	(99.8)

Net cash flows provided by (used in) financing activities	0.7	597.7	(99.8)

Effect of foreign exchange rate changes on cash and cash equivalents	2.9	0.9	(2.0)

Net increase in cash and cash equivalents	42.3	0.7	7.7
Cash and cash equivalents, beginning of year	36.3	35.6	27.9

Cash and cash equivalents, end of year	$78.6	$36.3	$35.6

See accompanying notes to combined financial statements.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Separation from Parent

        The Board of Directors of B/E Aerospace (collectively with its consolidated subsidiaries, "Parent") has authorized management to pursue a plan to separate its Aerospace Solutions Group ("ASG") and Energy Services Group ("ESG") businesses (the "Company") into an independent publicly traded company. Prior to the separation, these businesses are represented by the Parent's Consumables Management Segment. The Company will be contributed to KLX Inc., a subsidiary of Parent, which currently has negligible assets and no operations. The proposed separation is intended to take the form of a tax-free spin-off to Parent's stockholders of 100% of the shares of KLX Inc.

        The separation is conditioned on, among other things, final approval of the transaction by Parent's Board of Directors and the receipt of an opinion of tax counsel as to the satisfaction of certain requirements that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares).

  Description of Business

        We believe, based on our experience in the industry, that we are the world's leading distributor and value-added service provider of aerospace fasteners and other consumables, offering one of the broadest ranges of aerospace hardware and consumables and inventory management services, selling to essentially every major airline in the world as well as leading maintenance, repair and overhaul ("MRO") providers, the leading airframe manufacturers and their first and second tier suppliers. The Company also provides technical and logistical services and associated rental equipment to land-based oil and gas exploration and drilling companies often in remote locations.

  Basis of Presentation

        The Company's combined financial statements have been derived from the Parent's consolidated financial statements and accounting records as if it was operated on a stand-alone basis and were prepared in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and account balances within the Company have been eliminated.

        The combined statements of earnings and comprehensive income reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

        The combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. Parent's cash has not been assigned to the Company for any of the periods presented because those cash balances are not directly attributable to the Company nor is the Company expected to acquire or assume that cash presently or in connection with the separation. Parent's debt obligations and the related interest expense have not been attributed to the Company for any of the periods presented because Parent's borrowings and the related guarantees on such borrowings are not directly attributable to the businesses that comprise the Company.

        Parent has historically used a centralized approach to cash management and financing of its operations. Transactions between the Company and Parent are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of these transactions is included in the combined statements of cash flows as Net transfers from (to) Parent.

        Parent Company Investment—Parent company investment in the combined balance sheets represents Parent's historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company's accumulated earnings. See Note 5 for a further description of the transactions between the Company and Parent.

        Financial Statement Preparation—The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

        Revenue Recognition—Sales of products and services are recorded when the earnings process is complete. This generally occurs when the products are shipped to the customer in accordance with the contract or purchase order, risk of loss and title has passed to the customer, collectability is reasonably assured and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the sales contract.

        In connection with the sales of its products, the Company also provides certain supply chain management services to certain of its customers. These services include the timely replenishment of products at the customer site, while also minimizing the customer's on-hand inventory. These services are provided by the Company contemporaneously with the delivery of the product, and as such, once the product is delivered, the Company does not have a post-delivery obligation to provide services to the customer. The price of such services is generally included in the price of the products delivered to the customer, and revenue is recognized upon delivery of the product, at which point, the Company has satisfied its obligations to the customer. The Company does not account for these services as a separate

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement.

        Service revenues from oilfield technical services, logistics and related rental equipment and services activities are recorded when services are performed and/or equipment is rented pursuant to a completed purchase order or master services agreement ("MSA") that sets forth firm pricing and payment terms. Service revenues do not exceed the threshold for separate disclosure on the Company's statements of earnings.

        Income Taxes—The Company provides deferred income taxes for temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. Deferred income taxes are computed using enacted tax rates that are expected to be in effect when the temporary differences reverse. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized. The Company records uncertain tax positions within income tax expense and classifies interest and penalties related to income taxes as income tax expense.

        Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

        Accounts Receivable—The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. The allowance for doubtful accounts at December 31, 2013 and 2012 was $6.0 and $7.5, respectively.

        Inventories—Inventories, made up of finished goods, primarily consist of aerospace fasteners and consumables. The Company values inventories at the lower of cost or market, using FIFO or weighted average cost method. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on historical demand, estimated product demand to support contractual supply agreements with its customers and the age of the inventory among other factors. Demand for the Company's products can fluctuate from period to period depending on customer activity. Inventory reserves were approximately $30.3 and $30.6 as of December 31, 2013 and December 31, 2012, respectively.

        Substantially all of our inventory is comprised of aerospace grade fasteners which support OEM production and the aftermarket over the life of the airframe. Inventory with a limited shelf life is continually monitored and reserved for in advance of expiration. The provision for inventory with limited shelf life is relatively insignificant and has not exceeded $0.5 during the past three years.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property and Equipment—Property and equipment are stated at cost and depreciated generally under the straight-line method over their estimated useful lives of one to fifty years (or the lesser of the term of the lease for leasehold improvements, as appropriate).

        Goodwill and Intangible Assets—Under FASB ASC 350, Intangibles—Goodwill and Other ("ASC 350"), goodwill and indefinite-lived intangible assets are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized over their individual useful lives. Patents and other intangible assets are amortized using the straight-line method over periods ranging from four to thirty years.

        As of December 31, 2013, the Company had one reporting unit, which was determined based on the guidelines contained in FASB ASC Topic 350, Subtopic 20, Section 35. The Company's reporting unit constitutes a business, for which there is discrete financial information available that is regularly reviewed by the management of the Company and Parent. The Company is currently evaluating the appropriate structure and reporting classification of its reporting units in light of the proposed separation, and depending on the results of this evaluation, our reporting units may change in the future.

        On at least an annual basis, management assesses whether there has been any impairment in the value of goodwill by first comparing the fair value to the net carrying value of the reporting unit. If the carrying value exceeds its estimated fair value, a second step is performed to compute the amount of the impairment. An impairment loss is recognized if the implied fair value of the asset being tested is less than its carrying value. In this event, the asset is written down accordingly. The fair values of the reporting unit for goodwill impairment testing is determined using valuation techniques based on estimates, judgments and assumptions management believes are appropriate in the circumstances.

        The indefinite-lived intangible asset is tested at least annually for impairment. Impairment for the intangible asset with an indefinite life exists if the carrying value of the intangible asset exceeds its fair value. The fair values of the indefinite-lived intangible asset is determined using valuation techniques based on estimates, judgments and assumptions management believes are appropriate in the circumstances. For the years ended December 31, 2013, 2012 and 2011, the Company's annual impairment testing yielded no impairments of goodwill or the indefinite-lived intangible asset.

        Long-Lived Assets—The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. There were no impairments of long-lived assets in 2013, 2012, and 2011.

        Accounting for Stock-Based Compensation—The Company accounts for share-based compensation arrangements in accordance with the provisions of FASB ASC 718, Compensation—Stock Compensation

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

("ASC 718"), whereby share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized over the requisite service period.

        Compensation cost recognized during the three years ended December 31, 2013 related to grants of restricted stock and restricted stock units. No compensation cost related to stock options was recognized during those periods as no options were granted during the three year period ended December 31, 2013 and all options were vested as of December 31, 2006.

        The Parent has established a qualified Employee Stock Purchase Plan. The Plan allows qualified employees (as defined in the plan) to participate in the purchase of designated shares of the Parent's common stock at a price equal to 85% of the closing price for each semi-annual stock purchase period. The fair value of employee purchase rights represents the difference between the closing price of the Parent's shares on the date of purchase and the purchase price of the shares. The value of the rights granted during the years ended December 31, 2013, 2012 and 2011 was $0.2, $0.2 and $0.1, respectively.

        Foreign Currency Translation—The assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are recognized currently in income, and those resulting from translation of financial statements are accumulated as a separate component of Parent company equity. The Company's European subsidiaries primarily utilize the British pound or the Euro as their local functional currency.

        Concentration of Risk—The Company's products and services are primarily concentrated within the aerospace industry with customers consisting primarily of commercial airlines, a wide variety of business jet customers and commercial aircraft manufacturers. The Company's management performs ongoing credit evaluations on the financial condition of all of its customers and maintains allowances for uncollectible accounts receivable based on expected collectability. Credit losses have historically been within management's expectations and the provisions established.

        Significant customers change from year to year depending on the level of refurbishment activity and/or the level of new aircraft purchases by such customers. During the years ended December 31, 2013 and 2012, one customer accounted for 10% and 12%, respectively, of the Company's combined revenues. During the year ended December 31, 2013, a second customer accounted for 10% of the Company's combined revenues. During the year ended December 31, 2012, a third customer accounted for 10% of the Company's combined revenues. No other individual customers accounted for more than 10% of the Company's combined revenues during the years ended December 31, 2013 and 2012 and during the year ended December 31, 2011 no single customer accounted for more than 10% of the Company's combined revenues.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

        In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-12, Compensation—Stock Compensation, which updated the guidance in ASC Topic 718, Compensation—Stock Compensation. The update is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. The adoption of ASU 2014-12 is not expected to have a material impact on the Company's combined financial statements.

        In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which updated the guidance in ASC Topic 606, Revenue Recognition. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. The Company is currently evaluating the impact this guidance will have on its combined financial condition, results of operations, cash flows and disclosures and is currently unable to estimate the impact of adopting this guidance.

        In April 2014, FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment, which updated the guidance in ASC Topic 360, Property, Plant and Equipment. The updated guidance is effective prospectively for years beginning on or after December 15, 2014, with early application permitted. The amendments in this update change the requirements for reporting discontinued operations in Subtopic 205-20. Under this updated guidance, a

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

discontinued operation will include a disposal of a major part of an entity's operations and financial results such as a separate major line of business or a separate major geographical area of operations. The guidance raises the threshold to be a major operation but no longer precludes discontinued operations presentation where there is significant continuing involvement or cash flows with a disposed component of an entity. The guidance expands disclosures to include cash flows where there is significant continuing involvement with a discontinued operation and the pre-tax profit or loss of disposal transactions not reported as discontinued operations. The adoption of ASU 2014-08 is not expected to have a material impact on the Company's combined financial statements.

        In July 2013, FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which updated the guidance in ASC Topic 740, Income Taxes. The update was effective for interim periods beginning on or after December 15, 2013, and generally provides guidance for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The guidance requires an unrecognized tax benefit to be presented as a decrease in a deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists and certain criteria are met. The adoption of ASU 2013-11 did not have a material impact on the Company's combined financial statements.

2. BUSINESS COMBINATIONS

        During 2012, the Company completed two acquisitions for a net aggregate purchase price of approximately $649.7 (the "2012 Acquisitions"). The excess of the purchase price over the fair value of the identifiable assets acquired approximated $577.2 of which $114.3 was allocated to identified intangible assets, consisting of customer contracts and relationships, trade names and covenants not to compete, and $462.9 is included in goodwill. The useful life assigned to the customer contracts and relationships is 15 years. The trade names were determined to have an indefinite useful life, and the covenants not to compete are being amortized over their contractual periods, ranging from 4 to 5 years. On January 30, 2012, the Company acquired 100% of the outstanding stock of UFC Aerospace Corp. ("UFC"), a provider of complex supply chain management and inventory logistics solutions, for a net purchase price of approximately $404.7. The excess of the purchase price over the fair value of the identifiable assets acquired approximated $347.3 of which $55.1 was allocated to identified intangible assets and $292.2 is included in goodwill.

        On July 26, 2012, the Company acquired 100% of the outstanding shares of Interturbine Projekt Management GmbH ("Interturbine"), a provider of material management logistical services to global airlines and MRO providers, for a net purchase price of approximately $245.0. Interturbine's product range includes chemicals, lubricants, hydraulic fluids, adhesives, coatings and composites. Interturbine also supplies fasteners, cables and wires, electronic components, electrical and electromechanical materials, tools, hot bonding equipment and ground equipment to its primary customer base of airlines and MRO providers globally. The excess of the purchase price over the fair value of the identifiable

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

2. BUSINESS COMBINATIONS (Continued)

assets acquired approximated $229.9 of which $59.2 was allocated to identified intangible assets and $170.7 is included in goodwill.

        During 2013, the Company acquired the assets of Blue Dot Energy Services, LLC ("Blue Dot") and Bulldog Frac Rentals LLC ("Bulldog") (the "2013 Acquisitions"), providers of parts distribution, rental equipment and on-site services to the oil and gas industry for a net purchase price of $114.0. The excess of the purchase price over the fair value of the identifiable assets acquired approximated $70.6, of which $28.5 was allocated to identified intangible assets, consisting of customer contracts and relationships and covenants not to compete, and $42.1 is included in goodwill. The useful lives assigned to the customer contracts and relationships range from 11-20 years, and the covenants not to compete are being amortized over their contractual periods of five years.

        The 2012 and 2013 Acquisitions were accounted for as purchases under FASB ASC 805, Business Combinations ("ASC 805"). The assets purchased and liabilities assumed for the 2012 and 2013 Acquisitions have been reflected in the accompanying combined balance sheets as of December 31, 2012 and 2013 and the results of operations for 2012 and 2013. The 2012 and 2013 Acquisitions are included in the accompanying combined statements of earnings from the respective dates of acquisition.

        The Company completed its evaluation and allocation of the purchase price for the Blue Dot acquisition. The Company has not yet finalized its allocation of the purchase price for the Bulldog acquisition as the valuation of certain assets, principally intangible assets, is not yet complete.

        The following table summarizes the current estimates of fair values of assets acquired and liabilities assumed in the 2013 and 2012 Acquisitions in accordance with ASC 805, which are currently recorded based on management's estimates as follows:

	2013	Interturbine	UFC	2012
Accounts receivable—trade	$14.8	$17.5	$26.6	$44.1
Inventories	3.9	29.8	65.8	95.6
Other current and non-current assets	0.2	4.8	11.9	16.7
Property and equipment	35.5	3.2	1.2	4.4
Goodwill	42.1	170.7	292.2	462.9
Identified intangibles	28.5	59.2	55.1	114.3
Accounts payable	(10.0)	(8.3)	(12.1)	(20.4)
Other current and non-current liabilities	(1.0)	(31.9)	(36.0)	(67.9)

Total consideration paid	$114.0	$245.0	$404.7	$649.7

        The majority of the goodwill and other intangible assets related to the UFC and 2013 Acquisitions are expected to be deductible for tax purposes. None of the goodwill and other intangible assets related to the Interturbine acquisition is expected to be deductible for tax purposes.

        The amount of 2012 Acquisitions revenues and net earnings included in the years ended December 31, 2012 and 2011 were $221.0 and $24.6 and $0 and $0, respectively.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

2. BUSINESS COMBINATIONS (Continued)

        Combined unaudited pro forma revenues and net earnings for the years ended December 31, 2012 and 2011, giving effect to the 2012 Acquisitions as if they had occurred on January 1, 2011, were as follows:

	YEAR ENDED DECEMBER 31,
	2012 Pro forma	2011 Pro forma
Revenues	$1,267.8	$1,233.7
Net earnings	143.2	133.5

        Blue Dot and Bulldog pro forma revenues and net earnings as well as post acquisition stand-alone revenues and operating earnings are not material to the Company's financial statements.

3. PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

	Useful Life (Years)	December 31, 2013	December 31, 2012
Buildings and improvements	1 - 50	$12.7	$11.3
Machinery	1 - 20	47.9	6.4
Computer equipment and software	1 - 10	51.5	31.9
Furniture and equipment	1 - 15	8.7	6.2

		120.8	55.8
Less accumulated depreciation		(28.5)	(20.3)

		$92.3	$35.5

        Depreciation expense was $7.9, $5.2 and $4.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

4. GOODWILL AND INTANGIBLE ASSETS

        The following sets forth the intangible assets by major asset class, all of which were acquired through business purchase transactions:

		December 31, 2013			December 31, 2012
	Useful Life (Years)	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Customer contracts and relationships	8 - 30	$393.9	$75.5	$318.4	$366.7	$56.3	$310.4
Covenants not to compete	4 - 5	6.8	1.7	5.1	3.3	0.8	2.5
Trade names	indefinite	21.5	—	21.5	23.8	—	23.8

		$422.2	$77.2	$345.0	$393.8	$57.1	$336.7

        Amortization expense of intangible assets was $19.9, $17.6 and $12.4 for the years ended December 31, 2013, 2012 and 2011, respectively. Taking into consideration the acquisitions described in Note 14, "Subsequent Events", amortization expense is expected to be approximately $30.0 in each of the next five years.

        In accordance with ASC 350, goodwill is not amortized but is subject to an annual impairment test. As of December 31, 2013, 2012 and 2011 the Company completed step one of the impairment test and fair value analysis for goodwill, and no impairment loss was recorded during the years ended December 31, 2013, 2012 or 2011. The accumulated goodwill impairment loss (incurred in 2008) was $290.7 as of December 31, 2013.

        The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

Balance as of December 31, 2011	$535.4
Acquisitions	450.6
Effect of foreign currency translation	19.8

Balance as of December 31, 2012	1,005.8
Acquisitions	42.1
Effect of foreign currency translation	21.9

Balance as of December 31, 2013	$1,069.8

5. RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

  Allocation of Corporate Expenses

        The combined statements of earnings and comprehensive income include an allocation of general corporate expenses from Parent. These costs are allocated to the Company on a systematic and reasonable basis utilizing a direct usage basis when identifiable, with the remainder allocated on the basis of costs incurred, headcount or other measures.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

5. RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT (Continued)

        Allocations for general corporate expenses, including management costs and corporate support services provided to the Company, totaled $33.6, $36.2 and $36.3 for 2013, 2012 and 2011, respectively. These amounts include costs for functions including executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services.

        In connection with the spin-off, we are bringing some of the functions that were previously provided to us through corporate allocations from B/E Aerospace in-house. In addition, we will enter into certain agreements with B/E Aerospace relating to transition services and IT services for a transitional period of approximately 24 months following the distribution. In addition, we will enter into an employee matters agreement and a tax sharing and indemnification agreement with B/E Aerospace in connection with the spin-off. This transitional support will enable KLX, Inc. to establish its stand-alone processes for various activities that were previously provided by B/E Aerospace and does not constitute significant continuing support of KLX, Inc.'s operations. We do not expect those agreements to have a material effect on our financial statements.

        Sales and cost of sales to affiliates for the years ended December 31, 2013, 2012 and 2011 were $14.4 and $7.3, $10.5 and $6.9 and $7.3 and $6.0, respectively.

Net Transfers from (to) Parent

        A reconciliation of Net transfers from (to) Parent in the combined Statements of Parent Company Equity to the corresponding amount presented on the combined statements of cash flows for all periods presented is as follows:

	December 31,
	2013	2012	2011
Net transfers from (to) Parent per combined statements of Parent company equity	$(5.9)	$629.5	$(119.9)
Stock-based compensation	(3.7)	(3.3)	(5.1)
Foreign currency translation	18.7	25.4	16.7
Excess tax benefits from stock-based compensation	1.2	0.6	0.8
Acquisition-related transfers to (from) Parent	(9.6)	(54.5)	7.7

Total Net transfers from (to) Parent per combined statements of cash flows	$0.7	$597.7	$(99.8)

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

6. ACCRUED LIABILITIES

        Accrued liabilities consist of the following:

	December 31,
	2013	2012
Accrued salaries, vacation and related benefits	$16.8	$11.0
Income tax payable	24.5	6.9
Accrued VAT	11.3	1.9
Accrued acquisition reserves	7.1	30.3
Other accrued liabilities	21.1	13.3

	$80.8	$63.4

7. COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET ARRANGEMENTS

        Lease Commitments—The Company finances its use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on the combined balance sheets. At December 31, 2013, future minimum lease payments under these arrangements approximated $97.1, of which $94.7 is related to long-term real estate leases.

        Rent expense for the years ended December 31, 2013, 2012 and 2011 was $20.6, $13.9 and $9.7, respectively. Future payments under operating leases with terms greater than one year as of December 31, 2013 are as follows:

Year Ending December 31,
2014	$14.8
2015	14.0
2016	12.8
2017	11.1
2018	9.3
Thereafter	35.1

Total	$97.1

        Litigation—The Company is a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company's combined financial statements.

        Indemnities, Commitments and Guarantees—During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

7. COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET ARRANGEMENTS (Continued)

connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying combined financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.

        Substantially all of the Company's assets are pledged as collateral under the Parent's credit facility which contains customary affirmative covenants, negative covenants and conditions precedent for borrowings, all of which were met as of December 31, 2013.

        The Company has employment agreements with certain key members of management expiring on various dates through the year 2015. The Company's employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance and related benefits under certain circumstances in the event of a change of control, and for the Company to reimburse such officers for the amount of any excise taxes associated with such benefits.

8. INCOME TAXES

        Income taxes as presented are calculated on a separate tax return basis. The Company's U.S. operations have historically been included in the Parent's U.S. federal and state returns or non-U.S. jurisdiction's tax returns.

        The Company's U.S. operations are structured as a division of the U.S. based Parent.

        With the exception of its foreign entities, the Company does not maintain taxes payable to/from the Parent and is deemed to settle the annual current tax balances immediately with the Parent. These settlements are reflected as changes in net parent company investment.

        The Company determined the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

        Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, the Company looked to the future reversal of existing taxable temporary differences, taxable income in carryback years, and the feasibility of tax planning strategies and estimated future taxable income and determined a valuation allowance is not needed. The need for a valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to futures taxable income estimates.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

8. INCOME TAXES (Continued)

        The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

        The components of earnings before incomes taxes were:

	Year Ended December 31,
	2013	2012	2011
Earnings before income taxes
United States	$197.5	$177.5	$146.0
Foreign	42.0	40.2	39.8

Earnings before income taxes	$239.5	$217.7	$185.8

        Income tax expense consists of the following:

	Year Ended December 31,
	2013	2012	2011
Current:
Federal	$41.1	$44.8	$37.5
State	5.8	6.5	5.5
Foreign	10.3	10.1	$7.6

	57.2	61.4	50.6

Deferred:
Federal	28.9	18.0	14.8
State	2.4	1.4	1.2
Foreign	0.6	—	2.7

	31.9	19.4	18.7

Total income tax expense	$89.1	$80.8	$69.3

        The difference between income tax expense and the amount computed by applying the statutory U.S. federal income tax rate (35%) to the pre-tax earnings consists of the following:

	Year Ended December 31,
	2013	2012	2011
Statutory federal income tax expense	$83.7	$76.2	$65.0
U.S. state income taxes	5.9	5.3	4.5
Foreign tax rate differential	(4.7)	(3.5)	(4.1)
Non-deductible charges/losses and other	4.2	2.8	3.9

	$89.1	$80.8	$69.3

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

8. INCOME TAXES (Continued)

        The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets and liabilities consist of the following:

	December 31,
	2013	2012
Deferred tax assets:
Inventory reserves	$11.5	$13.0
Accrued liabilities	7.6	6.2
Net operating loss carryforward	12.9	11.4
Other	7.1	12.7

	$39.1	$43.3

Deferred tax liabilities:
Intangible assets	(44.4)	(20.1)
Depreciation	(25.2)	(23.1)

	(69.6)	(43.2)

Net deferred tax asset (liability) before valuation allowance	(30.5)	0.1
Valuation allowance	(12.8)	(11.4)

Net deferred tax liability	$(43.3)	$(11.3)

A reconciliation of the beginning and ending amounts of gross uncertain tax positions is presented below:

	2013	2012	2011
Unrecognized tax benefit at beginning of year	$2.5	$—	$—
Acquisition related additions	—	2.5	—

Unrecognized tax benefit at end of year	$2.5	$2.5	$—

        The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within twelve months of this reporting date.

        The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, the United Kingdom, France and Germany. Tax years that remain subject to examinations by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2007 and outside the U.S. for the tax years ending after 2006.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

8. INCOME TAXES (Continued)

        The Company has no U.S. net operating loss carryforwards as of December 31, 2013. The Company has $42 of German net operating loss carryforwards as of December 31, 2013 for which a full valuation allowance has been recognized. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, the Company believes that none of these matters will have a material effect on the results of operations or financial condition of the Company.

        Undistributed earnings of certain of the Company's foreign subsidiaries amounted to $53.9 and $82.9 at December 31, 2013 and 2012, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. It is not currently practical to determine the amount of U.S. income and foreign withholding tax payable in the event all such foreign earnings are repatriated.

        The Company's effective tax rate can fluctuate as operations and the local country tax rates fluctuate due to the number of tax jurisdictions in which the Company operates.

9. EMPLOYEE RETIREMENT PLANS

        The Parent sponsors and contributes to a qualified, defined contribution savings and investment plan, covering substantially all U.S. employees. Balances related to the Company employees' participation in Parent's plans were determined by specifically identifying the balances for the Company's participants. The B/E Aerospace, Inc. Savings Plan was established pursuant to Section 401(k) of the Internal Revenue Code. Under the terms of this plan, covered employees may contribute up to 100% of their pay, limited to certain statutory maximum contributions for 2013. Participants are vested in matching contributions immediately and the matching percentage is 100% of the first 3% of employee contributions and 50% on the next 2% of employee contributions. Total expense for the plan was $1.6, $1.6 and $1.4 for the years ended December 31, 2013, 2012 and 2011. The Parent also sponsors and contributes to a SERP, which was established pursuant to Section 409A of the Internal Revenue Code, for certain Company employees. The SERP is an unfunded plan maintained for the purpose of providing deferred compensation for certain employees. This plan allows certain employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred. The Company makes cash matching contributions and earnings on deferrals. Compensation expense under this program was $0.2, $0.2 and $0.2 in 2013, 2012 and 2011, respectively. The Company and its subsidiaries participate in government-sponsored programs in certain foreign countries. The Company funds these plans based on legal requirements, tax considerations, local practices and investment opportunities.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

10. PARENT COMPANY EQUITY

        Long-Term Incentive Plan—The Parent has a Long-Term Incentive Plan ("LTIP") under which the Parent's Compensation Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units or other forms of equity based or equity related awards.

        During 2013, 2012 and 2011, the Parent granted restricted stock under the LTIP to certain members of the Company's management. Restricted stock grants vest over four years and are granted at the discretion of the Compensation Committee of the Parent's Board of Directors. Certain awards also vest upon attainment of performance goals. Compensation cost is recorded on a straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price. Share based compensation of $3.5, $3.1 and $5.0 was recorded during 2013, 2012, and 2011 respectively. Unrecognized compensation cost related to these grants was $5.5 at December 31, 2013.

        The following table summarizes shares of restricted stock that were granted, vested, forfeited and outstanding:

	December 31, 2013			December 31, 2012
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (in years)	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (in years)
	(in thousands)			(in thousands)
Outstanding, beginning of period	177	$40.27	2.56	195	$32.84	2.69
Shares granted	34	81.58	—	74	46.36	—
Shares vested	(61)	34.57	—	(60)	27.90	—
Shares forfeited	(21)	37.09	—	(32)	32.07	—

Outstanding, end of period	129	54.36	2.36	177	40.27	2.56

        During the years ended December 31, 2013, 2012 and 2011 no units of restricted stock were granted. During the years ended December 31, 2012 and 2011, the Company did not grant restricted stock units. During the year ended December 31, 2013, no restricted stock units were forfeited.

        No stock options were granted during the three years ended December 31, 2013 and no related stock compensation was recognized as all options were fully vested as of December 31, 2006. Outstanding stock options at December 31, 2013, 2012 and 2011 totaled approximately 6,200, 6,750, and 12,900, all of which were exercisable. During the years ended December 31, 2013, 2012 and 2011, 550, 3,150 and 725 stock options were exercised with an aggregate intrinsic value of $0.0, $0.1 and $0.0, respectively, determined as of the date of option exercise. The aggregate intrinsic value of outstanding options as of December 31, 2013 was $0.5.

11. EMPLOYEE STOCK PURCHASE PLAN

        The Parent has established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined in the Plan) to participate in the purchase of designated shares of the

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

11. EMPLOYEE STOCK PURCHASE PLAN (Continued)

Parent's common stock at a price equal to 85% of the closing price on the last business day of each semi-annual stock purchase period. The Parent issued approximately 16,000, 23,000 and 19,000 shares of common stock to employees of the Company during the years ended December 31, 2013, 2012 and 2011, respectively, pursuant to this plan at a weighted average price per share of $61.60, $39.51, and $33.72, respectively.

12. SEGMENT REPORTING

        The Company is organized based on the products and services it offers. As a result of the ESG acquisitions, the Company determined that ESG met the requirements of a reportable segment, and its operations during 2013 were not significant. The Company's AGS reportable segment, which is also its operating segment, is comprised of consumables management and is in a single line of business. The segment regularly reports its results of operations and makes requests for capital expenditures and acquisition funding to the Company's chief operational decision-making group. This group is comprised of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Senior Vice President and Chief Financial Officer.

Geographic Information

        The Company operates principally in three geographic areas, the United States, Europe (primarily Germany) and emerging markets, such as Asia, Pacific Rim, and the Middle East. There were no significant transfers among geographic areas during these periods.

        The following table presents revenues and operating earnings based on the originating location for the years ended December 31, 2013, 2012 and 2011. Additionally, it presents all identifiable assets related to the operations in each geographic area as of December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	2011
Revenues:
Domestic	$1,116.6	$1,044.4	$854.3
Foreign	175.0	136.3	93.0

	$1,291.6	$1,180.7	$947.3

Operating earnings:
Domestic	$170.9	$142.5	$146.0
Foreign	67.6	75.4	36.0

	$238.5	$217.9	$182.0

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

12. SEGMENT REPORTING (Continued)

	December 31,
	2013	2012
Identifiable assets:
Domestic	$2,440.0	$2,208.2
Foreign	624.0	637.7

	$3,064.0	$2,845.9

        Revenues by geographic area, based on destination, for the years ended December 31, 2013, 2012, and 2011 were as follows:

	Year Ended December 31,
	2013		2012		2011
	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
U.S.	$749.1	58.0%	$733.2	62.1%	$686.9	72.5%
Europe	350.6	27.1%	294.2	24.9%	208.4	22.0%
Asia, Pacific Rim, Middle East and other	191.9	14.9%	153.3	13.0%	52.0	5.5%

	$1,291.6	100.0%	$1,180.7	100.0%	$947.3	100.0%

        Export revenues from the United States to customers in foreign countries amounted to $361.4, $310.2 and $163.9 in the years ended December 31, 2013, 2012 and 2011, respectively.

13. FAIR VALUE INFORMATION

        All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations.

  Level 1—quoted prices in active markets for identical assets and liabilities.

  Level 2—quoted prices for identical assets and liabilities in markets that are not active, or observable inputs other than quoted prices in active markets for identical assets and liabilities.

  Level 3—unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

        The carrying amounts of cash and cash equivalents (which the Company classifies as Level 1 assets), accounts receivable-trade, and accounts payable represent their respective fair values due to their short-term nature. There are no financial instruments with Level 2 or Level 3 inputs at any date.

        The fair value information presented herein is based on pertinent information available to management at December 31, 2013 and 2012, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

13. FAIR VALUE INFORMATION (Continued)

comprehensively revalued for purposes of these combined financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

14. SUBSEQUENT EVENTS

  Acquisitions

        In April 2014, the Company acquired the assets of the Vision Oil Tools, LLC group of companies ("Vision"), a provider of technical services and associated rental equipment and logistics services to the energy sector. Vision established a new geographical base of operations for the Company in the North Dakota (Williston/Bakken) and Rocky Mountain regions. The purchase price was $140.0 with the potential for an additional $35.0 in 2015 if Vision generates its planned 2014 EBITDA. The Company has performed an assessment of the progress to date and determined it is likely that Vision will achieve this amount. During June 2014, the Company also acquired the assets of the Cornell group of companies ("Cornell"), which provides technical services, associated logistic services and rental equipment to the energy sector in the Eagle Ford and Permian Basins. The purchase price was $70.7 with the potential for an additional $67.0 based on achieving 2014 planned EBITDA. The Company has performed an assessment of the results to date and determined it is likely that such amount will be realized. In April 2014, the Company acquired the assets of the Marcellus group of companies ("MGS") engaged in manufacturing and rental of equipment in the Marcellus/Utica basin for approximately $45.0. In January 2014, the Company acquired the assets of the LT Energy Services group of companies ("LT"), an Eagle Ford basin provider of rental equipment, for a net purchase price of approximately $102.5. In February 2014, the Company acquired the assets of Wildcat Wireline LLC ("Wildcat"), a provider of wireline services primarily in the Eagle Ford basin, and also in the Marcellus/Utica Basin, for a net purchase price of approximately $153.4. These acquisitions are referred to collectively as the "2014 Acquisitions."

        The valuations of certain assets, principally intangible assets, of the Bulldog and 2014 Acquisitions are not yet complete, and as such, the Company has not yet finalized its allocation of the purchase prices for these acquisitions.

AEROSPACE SOLUTIONS GROUP AND ENERGY SERVICES GROUP BUSINESSES OF
B/E AEROSPACE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In millions, except share and per share data)

14. SUBSEQUENT EVENTS (Continued)

        The following table summarizes the current estimates of fair values of assets acquired and liabilities assumed in the 2014 Acquisitions in accordance with ASC 805, based on management's estimates as follows:

	Wildcat	Vision	Cornell	Other 2014	2014
Accounts receivable—trade	$0.4	$10.8	$10.5	$15.1	$36.8
Inventories	1.3	—	—	0.4	1.7
Other current and non-current assets	—	2.4	—	0.1	2.5
Property and equipment	26.9	44.7	28.7	41.2	141.5
Goodwill	97.3	89.2	74.7	71.9	333.1
Identified intangibles	27.5	30.0	24.5	27.0	109.0
Accounts payable	—	(2.1)	(0.7)	(4.0)	(6.8)
Other current and non-current liabilities	—	(35.0)	(67.0)	(4.2)	(106.2)

Total consideration paid	$153.4	$140.0	$70.7	$147.5	$511.6

        All of the goodwill and other intangible assets related to the 2014 Acquisitions are expected to be deductible for tax purposes.

  Environmental Matters

        In July 2014, one of the Company's German businesses, Interturbine Aviation Logistics GmbH (ITL), which was acquired by B/E Aerospace Systems Holding GmbH in July 2012, was informed by German authorities that it had allegedly violated certain provisions of environmental and health and safety regulations related to the import and sale of certain chemical products for the period of 2009 through 2013. The Company is cooperating with German authorities and currently investigating the amounts of chemical products that were imported and allegedly sold in violation of the applicable laws. The ITL executive pre-acquisition continued to operate the business through July 2014, at which time he was removed. These violations could result in an administrative monetary penalty and a disgorgement of profits from the sale of products sold in violation of the applicable laws, which could be material. The Company is not currently able to determine the probability or estimable range of liability, if any, which it may ultimately be found to be responsible for that is not covered by any indemnity claims against the seller of ITL.

        The Company has evaluated subsequent events for potential recognition and disclosure through August 29, 2014, the date the financial statements were issued.